THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

[redacted]

08004202

July 28, 2008

SEC Mail Processing Section
AUG 04 2008
Washington, DC
104

SUPPL

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

PROCESSED
AUG 13 2008
THOMSON REUTERS

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report Pursuant to Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2007;

2) SEC Form 17-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended June 30, 2007, September 30, 2007 and March 31, 2008;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 06 August 2007, 05 September 2007, 04 October 2007, 07 November 2007, 05 December 2007, 07 January 2008, 05 February 2008, 05 March 2008, 04 April 2008, 05 May 2008, 05 June 2008, 04 July 2008; 20 September 2007-Corporate Governance Scorecard for Publicly-listed Companies, 24 September 2007-press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project in which our Company is involved, 25 September 2007-approval of per letter of the Department of Energy dated September 24, 2007 with regards the farmin of the Vitol GPC Investment S.A. in Service Contract No. 6A, 09 October 2007-Daily Drilling Bulletin issued by the Department of Energy regarding the drilling of the Galoc-3 Well, 10 October 2007- Daily Drilling Bulletin issued by the Department

of Energy regarding the drilling of the Galoc-3 Well, 25 October 2007-regular Meeting of the Board of Directors, 26 October 2007-venue of Special Stockholders' Meeting, 08 November 2007-typographical error in Item C of our disclosure dated 25 October 2007, 16 November 2007-submission of one (1) pc. CD-ROM List of Stockholders as of November 14, 2007, 28 November 2007-Regular Meeting of the Board of Directors, 08 January 2008-press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project, 14 January 2008-certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance, 16 January 2008-Special Stockholders' Meeting, 20 February 2008-public auction as of 18 February 2008, 21 February 2008- press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project, 26 February 2008-Regular Meeting of the Board of Directors, 26 March 2008-venue of Company's Annual Stockholders' Meeting as of 25 June 2008, 28 March 2008-submission of certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE), 25 April 2008-submission of one (1) pc. CD-ROM List of Stockholders as of April 23, 2008, 12 May 2008-submission of press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project, 25 June 2008-venue of Annual Meeting of the Stockholders as of 25 June 2008, 17 July 2008-Drilling Operation, 21 July 2008-press release regarding the drilling of the Lumba Lumba-1 well, 23 July 2008- press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project;

4) Secretary's Certification on the attendance of the members of the Board of Directors for the year 2007;

5) List of Top 100 Stockholders as of September 30, 2007;

6) List of Top 100 Stockholders as of December 2007;

7) List of Top 100 Stockholders as of March 31, 2008;

8) List of Top 100 Stockholders as of June 30, 2008;

9) SEC Form 20-IS (Special and Annual Stockholders' Meeting Definitive Information Statement;

10) Minutes of the Annual Stockholders' Meeting held on 20 June 2007;

11) Minutes of the Special Stockholders' Meeting held on 16 January 2008;

12) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 06 August 2007);

13) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 09 August 2007);

14) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of October 2007);

15) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of November 2007);

16) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 03 December 2007);

17) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 05 December 2007);

18) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 07 January 2008);

19) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 29 January 2008);

20) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 05 February 2008);

21) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 07 February 2008);

22) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of March 2008);

23) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of April 2008);

24) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of May 2008);

25) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of June 2008);

26) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of July 2008);

27) Corporate Governance Scorecard for Publicly-listed Companies for the year 2007

28) General Information Sheet (GIS); and

29) Annual Report for the year 2007.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

"Receipt Copy"

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

July 28, 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report Pursuant to Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2007;

2) SEC Form 17-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended June 30, 2007, September 30, 2007 and March 31, 2008;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 06 August 2007, 05 September 2007, 04 October 2007, 07 November 2007, 05 December 2007, 07 January 2008, 05 February 2008, 05 March 2008, 04 April 2008, 05 May 2008, 05 June 2008, 04 July 2008; 20 September 2007-Corporate Governance Scorecard for Publicly-listed Companies, 24 September 2007-press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project in which our Company is involved, 25 September 2007-approval of per letter of the Department of Energy dated September 24, 2007 with regards the farmin of the Vitol GPC Investment S.A. in Service Contract No. 6A, 09 October 2007-Daily Drilling Bulletin issued by the Department of Energy regarding the drilling of the Galoc-3 Well, 10 October 2007- Daily Drilling Bulletin issued by the Department of Energy regarding the drilling of the Galoc-3 Well, 25 October 2007-regular Meeting of the Board of Directors, 26 October 2007-venue of Special Stockholders' Meeting, 08 November 2007-typographical error in Item C of our disclosure dated 25 October

of Energy regarding the drilling of the Galoc-3 Well, 25 October 2007-regular Meeting of the Board of Directors, 26 October 2007-venue of Special Stockholders' Meeting, 08 November 2007-typographical error in Item C of our disclosure dated 25 October 2007, 16 November 2007-submission of one (1) pc. CD-ROM List of Stockholders as of November 14, 2007, 28 November 2007-Regular Meeting of the Board of Directors, 08 January 2008-press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project, 14 January 2008-certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance, 16 January 2008-Special Stockholders' Meeting, 20 February 2008-public auction as of 18 February 2008, 21 February 2008- press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project, 26 February 2008-Regular Meeting of the Board of Directors, 26 March 2008-venue of Company's Annual Stockholders' Meeting as of 25 June 2008, 28 March 2008-submission of certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE), 25 April 2008-submission of one (1) pc. CD-ROM List of Stockholders as of April 23, 2008, 12 May 2008-submission of press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project, 25 June 2008-venue of Annual Meeting of the Stockholders as of 25 June 2008, 17 July 2008-Drilling Operation, 21 July 2008-press release regarding the drilling of the Lumba Lumba-1 well, 23 July 2008- press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project;

4) Secretary's Certification on the attendance of the members of the Board of Directors for the year 2007;

5) List of Top 100 Stockholders as of September 30, 2007;

6) List of Top 100 Stockholders as of December 2007;

7) List of Top 100 Stockholders as of March 31, 2008;

8) List of Top 100 Stockholders as of June 30, 2008;

9) SEC Form 20-IS (Special and Annual Stockholders' Meeting Definitive Information Statement;

10) Minutes of the Annual Stockholders' Meeting held on 20 June 2007;

11) Minutes of the Special Stockholders' Meeting held on 16 January 2008;

12) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 06 August 2007);

13) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 09 August 2007);

14) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of October 2007);

15) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of November 2007);

16) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 03 December 2007);

17) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 05 December 2007);

18) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 07 January 2008);

19) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 29 January 2008);

20) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 05 February 2008);

21) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for 07 February 2008);

22) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of March 2008);

23) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of April 2008);

24) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of May 2008);

25) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of June 2008);

26) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of July 2008);

27) Corporate Governance Scorecard for Publicly-listed Companies for the year 2007

28) General Information Sheet (GIS); and

29) Annual Report for the year 2007.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

COVER SHEET

3	8	6	8	3					

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

06	30	SEC Form 17Q - 2007		
Month	*Day*	**FORM TYPE**	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

9778	P74.7 million	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended June 30, 2007

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization
6. ______________ (SEC Use Only) — Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of Common Stock Outstanding
153,494,401,600

Amount of Debt Outstanding

Total Liabilities P151,012,265

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 2nd quarter ended 30 June 2007 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 June 2007), with comparative Statement of Operations for the comparable period (01 January to 30 June 2006) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 June 2007), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 June 2006) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 June 2007), as well as the basis of computation thereof.

5. The Company's interim financial report for the 2nd quarter 2007 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 June 2007) as compared with the most recent annual financial statements (2006), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 June 2007), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial year (2006), which had a material effect in the current interim period (01 January to 30 June 2007).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to June 30, 2007).

11. There were NO dividends paid on any Company share during the interim period (January 1 to June 30, 2007).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to June 30, 2007) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to June 30, 2007) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period, EXCEPT as disclosed below:

    The Company sold its investment in Anglo Philippine Holdings Corporation (APHC) in January 2007; and acquired 100% of the capital stock of Phoenix Gas & Oil Exploration Corporation (PGO) in May 2007.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2006) and as of end of current interim period (June 30, 2007).

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to June 30, 2007).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first two quarters ended June 30, 2007 decreased by P3.6 million or 3.8% to P91.7 million from P95.3 million for the same period last year. Petroleum revenue increased by P17.4 million or 26% due to higher level of crude oil produced. The average price per barrel for the period ended June 30, 2007 was $54.57 as compared to $56.86 for the same period last year. The combined production from Nido and Matinloc wells totaled 99,848 barrels for the first semester ended June 30, 2007, around 23% higher than the 80,870 barrels produced for the same period last year. Equity in net earnings of associate increased by P1.7 million or 80% due to the higher level of income booked by Penta Capital Investment Corporation. Miscellaneous income decreased by P22.5 million or 95% mainly due to the absence in 2007 of other income on the condonation of interest on advances booked during the first semester of 2006. Interest income decreased by P1.2 million or 38% due to lower income accrued on notes receivable for the interim period ended June 30, 2007. Foreign exchange gains (losses) reflected a net gain of P0.3 million for the first semester of 2007 as compared to the net loss of P0.7 million for the same period last year.

Total costs and expenses decreased by P90.4 million from P171.9 million for the first semester of 2006 to P81.5 million for the first semester of 2007. The total amount for the first semester of 2006 includes the P107.6 million loss incurred on the sale of a portion of the EPHI investment booked in June 2006. Interest and financing charges decreased by P0.4 million or 5% due to the lower level of borrowings. Operating costs increased by 27% due to the higher level of production cost. The company's net income amounted to P10.2 million for the first semester of 2007 as compared to the net loss of P76.6 million for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	June 30, 2007	Dec. 31, 2006
Current Ratio	*0.93 : 1*	*0.74 : 1*
Current Assets	139,530,070	131,245,444
Current Liabilities	149,969,129	176,403,928
Debt to Equity Ratio	*0.11 : 1*	*0.13 : 1*
Total Liabilities	151,012,265	177,447,064
Stockholders Equity	1,401,487,443	1,375,005,958
Equity to Debt Ratio	*9.28 : 1*	*7.75 : 1*
Stockholders Equity	1,401,487,443	1,375,005,958
Total Liabilities	151,012,265	177,447,064

Book Value per Share	*0.00913*	*0.00896*
Stockholders Equity	1,401,487,443	1,375,005,958
Average shares outstanding	153,494,401,600	153,494,401,600
Income (Loss) per Share	*0.00007*	*(0.00005)**
Net Income (Loss)	10,160,468	(76,649,777)
Average shares outstanding	153,494,401,600	153,494,401,600

*for the period January to June 2007.

The current ratio of 0.74:1 as of December 31, 2006 increased to 0.93:1 as of June 30, 2007. The Company's current liabilities exceeded its current assets by P10.4 million as of June 30, 2007. A portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P73.3 million as of June 30, 2007 and P111.9 million as of December 31, 2006. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.42: 1 as of June 30, 2007 and 1.38:1 as of December 31, 2006.

Total assets slightly increased from the December 31, 2006 balance to June 30, 2007. Receivables increased by P15 million or 19% due to the trade receivables from crude deliveries to Pilipinas Shell booked as of June 30, 2007. Crude oil inventory decreased by P6.5 million or 52% due to lower level of crude oil booked as inventory as of June 30, 2007. Other current assets decreased by 31%. Investments in associates increased by P36.6 million or 18% mainly due to the acquisition of the 100% capital stock of PGO. Available-for-sale investments reflected a decrease of P41.1 million or 32% mainly due to the sale of shareholdings in APHC. Other noncurrent assets decreased by P0.09 million or 9% due to the amortization of other deferred charges.

Total current liabilities decreased by P26.4 million from P176.4 million as of December 31, 2006 to P150.0 million as of June 30, 2007. Loans payable, trade and other payables and current portion of long-term debt decreased by 100%, 38% and 7% respectively, due to the settlement of some accounts during the period. Advances from related companies increased by P13.6 million due to additional advances made during the interim period.

Stockholders' equity increased by P26.5 million from P1.375 billion as of December 31, 2006 to P1.401 billion as of June 30, 2007. The valuation reserve pertaining to the company's listed stock investments was adjusted from P82.8 million as of December 31, 2006 to P66.5 million as of June 30, 2007. The company's deficit decreased by P10.2 million due to the net income booked for the first semester of 2007.

The Company has majority-owned subsidiary, PGO. The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	June 30, 2007
Current Ratio	*0*
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	*0*
Total Liabilities	0
Stockholders Equity	31,929,786
Equity to Debt Ratio	*0*
Stockholders Equity	31,929,786
Total Liabilities	0
Book Value per Share	*0.002553*
Stockholders Equity	31,929,786
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

   There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments and/or assets, or to avoid incurring these expenditures altogether by way of farm-outs.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash decreased by P0.6 million or 11.6% due to payment of accounts.

   Receivables increased by P15.0 million or 19% due to additional trade receivables booked as of June 30, 2007.

   Crude oil inventory decreased by P6.5 million or 52% due to lower level of crude oil booked as inventory as of June 30, 2007.

   Other current assets decreased by P44,566.00 or 31.5%.

   Investments in associates increased by P36.6 million or 18% mainly due to the acquisition of the 100% capital stock of PGO.

   Available for sale investments reflected a decrease of P41.1 million or 32% mainly due to the sale of the Company's investment in APHC.

   Other noncurrent assets decreased by P0.091 million or 8.7% due to the amortization of other deferred charges during the interim period.

Loans payable, trade and other payables and advances from related companies decreased by P21.4 million, P11.9 million and P6.0 million respectively due to the payments made on these accounts during the interim period.

Advances from related companies increased by P13.6 million due to additional advances made during the interim period.

Subscriptions payable increased by P0.4 million or 25.2% due to additional payable booked during the interim period.

Income tax payable decreased by P1.1 million due to the payment of income tax made during the interim period.

Unrealized losses on decline in market value of investments decreased by P16.3 million or 19.7% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

Petroleum revenues increased by P17.4 million due to higher production volume. Total production for the first semester of 2007 was 99,848 barrels as compared to 80,870 barrels for the same period last year.

Equity share in net earnings of associates increased by P1.7 million due to higher level of income of Penta Capital Investment Corporation for the interim period.

Miscellaneous income decreased by P22.5 million mainly due to the absence in 2007 of other income on condonation of interest on advances booked in the first semester of 2006.

Interest income decreased by P1.2 million or 38% due to lower income accrued on notes receivable for the interim period ended June 30, 2007.

Foreign exchange gains (losses) reflected a net gain of P0.3 million for the first semester of 2007 as compared to net loss of P0.7 million for the same period last year.

Share in costs and operating increased by 27.4% due to higher level of production costs during the interim period.

Net income amounted to P10.2 million for the first semester of 2007, as compared to a net loss of P76.6 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

The Vitol GPC farm-in documents are still with the Department of Energy whose approval now rests on Vitol's submission of additional documents to support the farm-in. As of June 30, 2007, Vitol GPC has yet to submit the latest, additional documents as earlier required by the DOE.

While waiting for the approval of the farm-in, Vitol continued with the gathering of SC 6A Block technical data as part of their First Phase farm-in work. For this purpose, they have contracted P.T. Horizon Geoconsulting, a Jakarta-based geological services firm, to collect and build up an SC 6A database that will be the technical basis for all forward activities of the farm-in.

During the 2nd quarter, the consortium drafted two new documents that will govern the SC 6 consortium affairs. These are the new Joint Operating Agreement which will replace the old SC 6A JOA, and a side agreement (Carried Interest Agreement) that will address the issue of settlement of carried interest entitlement of certain consortium members. Both documents are still under review.

2.0 Service Contract 6 (Cadlao)

Block operator Oriental Petroleum continues to promote the block to potential partners.

3.0 Service Contract 6B (Bonita)

Exploration activities on the Bonita Block remain suspended.

Venturoil, in partnership with the Australia-based Blade Petroleum, extended the coverage of their technical review of the Northwest Palawan petroleum acreages to include the Bonita Block. We recently started providing them with technical data on the block under the cover of a Confidentiality Agreement.

4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

Production and Operations Review
2nd Quarter 2007 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	Total
April	11,980	7,536	19,516
May	1,152	10,764	11,916
March	11,843	7,584	19,427
Total	**24,975**	**25,884**	**50,859**

Total 2nd quarter 2007 production from the two fields increased to 50,859 barrels from the 48,989 barrels produced during the preceding quarter. The slight increase is attributable to Nido's continuous operations which coincided with the regular availability of a shuttle vessel for delivery to the Pilipinas Shell refinery.

The consortium completed 4 shipments to Pilipinas Shell during the period, involving 24,975 barrels of crude from Nido and 24,889 barrels from Matinloc.

In April 2007, the contractor started fabrication of the 3-phase pump that will be installed at the Nido B wells to boost production. Actual work is expected to be completed in September, and the pump delivered and installed on site before year end.

On June 21, 2007, the SC 14 Management Committee agreed to conduct a sub-sea inspection of the existing platforms and subsea pipelines. This will be carried out early next year and is expected to cost from US$ 700,000 to US$ 1. 0 MM.

Nido –1X1 Proposal

PHILODRILL has been providing Blade Petroleum/Venturoil with technical data on the Nido 1X1 structure which they propose to drill and develop. We have asked Blade Petroleum/Venturoil to contact Nido Petroleum as 2/3 of the Nido 1X1 structure lies in the adjacent SC 54 block.

5.0 Service Contract No. 14 C-1 (Galoc)

On May 15–22, 2007, a sedimentologist consultant for Galoc Production Company conducted a review of existing Galoc as well as Octon cores at the DOE Data Center. The purpose of the review was to verify existing facies descriptions and interpretations to determine if GPC's turbidite facies model for the Galoc Clastic Unit reservoir is correct. The review also aimed to provide recommendations for the new core program for the upcoming Galoc development drilling.

The Galoc Development Project is moving according to schedule with the first oil targeted in the first quarter of 2008. The expected on hire date of the drilling rig Energy Searcher is 3rd week of August 2007 in Singapore. Barring any unforeseen events that will delay the operations, drilling should commence sometime September 2007, initially with a pilot hole that will gather core, structural, sedimentological and log data through the reservoir unit prior to drilling the first of two development wells.

6.0 Service Contract 14 C-2 (West Linapacan)

In a partners meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal, asking for improvement on certain provisions on the terms of the offer. Principally the partners asked for the reduction of the time frame for the farm-in program from six years to 3 years. The farm-in program will involve three phases, namely G & G, Drilling, and Field Development. The partners also asked for a 50% - 50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The partners also asked for a similar production bonus scheme as in Galoc where the farming-out parties receive bonuses at production start-up and when cumulative production reaches 30 MM barrels.

The West Linapacan consortium and Pitkin continue to hold meetings and discussions to finalize the farm-in agreement.

7.0 Service Contract No. 41 (Sulu Sea)

Tap Oil and recent-farminee Salamander Energy Plc commenced their 3D seismic acquisition on May 7, 2007 using Veritas' M/V Voyager. The survey was expected to be completed in 55 days. As of end June 2007, the contractor had acquired approximately 80% of the 750 sq km 3D seismic data programmed to be acquired. A fast track post-stack migration will be delivered a month after the completion of the survey while full processing is estimated to take about six months. Salamander bankrolled the greater part of the costs of the 3D seismic program as its commitment for the farm-in into the SC 41 consortium early this year.

In May 2007, block operator Tap Oil submitted a revised Work Programme and Budget for Contract Year 9 covering the period 10 May 2007 to 09 May 2008 to reflect well planning in preparation for the Year 10 obligation. Although the consortium has yet to commit to drilling in Year 10, it is necessary to prepare for such a program in Year 9 given the current tight rig market. Tap Oil hopes to be in a position to commit to a well and to a rig pending a final decision later this year after the completion of the ongoing regional study and 3D seismic processing and interpretation.

8.0 Service Contract No. 53 (Onshore Mindoro)

During the 2nd quarter, block operator Laxmi continued integrating the results of the recently completed geochemical survey with geological and geophysical data. The initial results of the geochemical sampling alongside the satellite imagery data validated a lot of the prospects previously identified in onshore Mindoro.

During a meeting with partners Basic Petroleum and Philodrill last June 18, 2007, LAXMI indicated that they are withdrawing from the block. The partners have requested Laxmi to provide them with the financial, legal and technical records of the SC 53 consortium.

In a letter to the DOE dated June 29, 2007, Laxmi requested for a 2-month extension on the decision deadline to proceed to Sub-Phase 2 of the contract. The extension will enable Laxmi to evaluate and finalize two offers from parties who are interested in joining in the forward program of the contract.

9.0 SWAN BLOCK

PNOC-EC continued to review Philodrill's technical data on West Linapacan Block in relation to the proposed equity swap with their SC 57 and SC 58. As of June 30, 3007, Philodrill had not received any firm indication of their response.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 June 2007).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 8/13/07
FRANCISCO A. NAVARRO
Executive Vice President

Date: 8/13/07
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
Balance Sheets

	(Unaudited) June 30 2007	(Audited) December 31 2006
ASSETS		
Current Assets		
Cash & short-term placements	4,631,033	5,239,364
Receivables	93,566,538	78,609,623
Crude oil inventory	5,915,944	12,409,228
Advances to related companies - net	35,323,954	34,852,062
Other current assets	92,601	135,167
Total Current Assets	139,530,070	131,245,444
Noncurrent Assets		
Property and equipment - net	279,638,997	281,348,210
Investment Property	164,209	164,209
Investments - Associates	239,962,324	203,337,072
Available-for-sale investments	87,033,952	128,141,879
Deferred oil exploration and development costs	805,213,479	807,168,493
Other noncurrent assets	956,677	1,047,715
Total Noncurrent Assets	1,412,969,638	1,421,207,578
TOTAL ASSETS	1,552,499,708	1,552,453,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	0	21,415,114
Trade and other payables	19,129,768	30,996,336
Current portion of long-term debt	74,724,515	80,724,515
Advances from related companies	49,031,956	35,457,474
Dividends payable	5,013,853	5,013,853
Subscriptions payable	2,069,037	1,652,742
Income tax payable		1,143,894
Total Current Liabilities	149,969,129	176,403,928
Noncurrent Liabilities		
Pension liability	1,043,136	1,043,136
Total Noncurrent Liabilities	1,043,136	1,043,136
Stockholders' Equity		
Capital stock - P0.01 par value		
Authorized - 155 billion shares		
Issued	1,527,652,861	1,527,632,861
Subscribed	7,291,156	7,311,155
Subscriptions receivable	(1,153,679)	(1,157,679)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(66,490,246)	(82,807,262)
Retained Earnings	(67,436,661)	(77,597,129)
Total Stockholders' Equity	1,401,487,443	1,375,005,958
TOTAL LIABILITES AND STOCKHOLDERS' EQUI	1,552,499,708	1,552,453,022

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to June 30 2007	January 1 to June 30 2006	April 1 to June 30 2007	April 1 to June 30 2006
REVENUES				
Share in petroleum operations	84,408,943	66,967,233	45,462,840	24,684,187
Equity in net earnings of associates - net	3,754,976	2,086,560	2,131,976	1,292,100
Miscellaneous	1,132,239	23,599,677	70,719	19,856,929
	89,296,158	92,653,470	47,665,535	45,833,216
INTEREST INCOME	2,062,736	3,316,208	1,125,812	1,018,419
FOREIGN EXCHANGE GAINS (LOSSES)	312,322	(694,793)	244,148	(251,584)
COSTS AND EXPENSES				
Interest and financing charges	(7,716,302)	(8,099,225)	(3,972,644)	6,322,413
Share in costs and operating	(57,577,241)	(45,181,065)	(32,459,195)	(24,401,686)
General and administrative	(16,217,205)	(11,047,419)	(7,057,892)	(5,030,194)
Loss on sale of investment	0	(107,596,952)	0	(107,596,952)
	(81,510,748)	(171,924,661)	(43,489,731)	(130,706,419)
NET INCOME (LOSS)	10,160,468	(76,649,777)	5,545,764	(84,106,368)

Earnings (loss) per share was computed as follows:

Net income (loss)	10,160,468	(76,649,777)	5,545,764	(84,106,368)
Weighted average number of shares	153,494,401,600	153,494,401,600	153,494,401,600	153,494,401,600
Income (Loss) per share	0.00007	(0.00050)	0.00004	(0.00055)

THE PHILODRILL CORPORATION

Statements of Cash Flows
(Unaudited)

	January 1 to June 30 2007	January 1 to June 30 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	10,160,468	(76,649,777)
Adjustments for:		
Depletion, depreciation and amortization	2,075,994	1,322,970
Equity in net losses (earnings) of associates - net	(3,754,976)	(2,086,560)
Operating loss before working capital changes	8,481,486	(77,413,366)
Decrease (increase) in:		
Receivables	(13,241,021)	(16,133,225)
Crude oil inventory	6,493,284	1,954,754
Other current assets	42,566	36,082
Increase in accounts payable and accrued expenses	416,339	(142,890,478)
Net cash from (used in) operating activities	2,192,654	(234,446,234)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	0	0
Reductions in (additions to):		
Property and equipment	(366,781)	17,244,979
Deferred oil exploration and development costs	1,955,014	(3,350,535)
Advances to affiliated companies - net	(490,011)	31,160,960
Investments	24,554,667	362,100,127
Other noncurrent assets	(1,459,055)	11,560,392
Subscriptions payable	416,295	0
Share in affiliates' revaluation increment	0	(147,430,304)
Net cash from (used in) investing activities	24,610,129	271,285,616
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(27,415,115)	(2,257,808)
Acquisition of Treasury stock	0	(40,712,557)
Proceeds from subscriptions receivable	4,000	300,358
Net cash from (used in) financing activities	(27,411,115)	(42,670,007)
NET INCREASE (DECREASE) IN CASH	(608,332)	(5,830,626)
CASH, BEGINNING	5,239,364	8,692,353
CASH, ENDING	4,631,032	2,861,727

THE PHILODRILL CORPORATION
Statement of Changes in Stockholders' Equity

	Jan-Jun 2007	Jan-Jun 2006
CAPITAL STOCK - P0.01 par value		
Authorized - 155 billion shares		
Issued		
Balance at the beginning of year	1,527,632,861	1,482,073,379
Issuances for the period	20,000	40,853,253
Adjustments		
Balance at end of second quarter	1,527,652,861	1,522,926,632
Subscribed		
Balance at the beginning of year	7,311,155	52,870,637
Issuances for the period	(20,000)	(40,853,252)
Adjustments		
Balance at end of second quarter	7,291,155	12,017,385
Subscriptions receivable		
Balance at the beginning of year	(1,157,679)	(2,112,899)
Collection of subscriptions receivable	4,000	300,769
Balance at end of second quarter	(1,153,679)	(1,812,130)
Treasury Stocks		
Balance at the beginning of year	0	0
Acquisition	0	(40,712,557)
Balance at end of second quarter	0	(40,712,557)
Paid in capital from sale of treasury		
Balance at the beginning of year	1,624,012	0
Acquisition	0	0
Balance at end of second quarter	1,624,012	0
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	0	294,860,606
Adjustments	0	(147,430,304)
Balance at end of second quarter	0	147,430,302
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(82,807,262)	(129,737,028)
Adjustments	16,317,016	(118,881,359)
Balance at end of second quarter	(66,490,246)	(248,618,387)
Retained Earnings		
Balance at the beginning of year	(77,597,129)	98,168,985
Net income (loss) for the period	10,160,468	(76,649,777)
Balance at end of second quarter	(67,436,661)	21,519,208
Total Stockholders' Equity	1,401,487,442	1,412,750,453

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,800,197	600,821	608,470		1,792,547		1,792,547
	1,800,197	600,821	608,470	0	1,792,547	0	1,792,547

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates-at equity									
Penta Capital Investment Corp.	1,600,000	161,410,856	2,006,760				1,600,000	163,417,616	
Penta Capital Holdings, Inc.	300,000	43,549,216	125,216				300,000	43,674,432	
Phoenix Gas & Oil Explo.		0		32,870,276			12,505,000,000	32,870,276	
		204,960,072	2,131,976	32,870,276	0	0		239,962,324	0
Amount shown under the caption "Available For Sale Investments"									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	6,000	5,907					6,000	5,907	
Vulcan Industrial & Mining Corp.	3,910,000	5,042,136					3,910,000	5,042,136	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
South China Petroleum Explo., Inc.	2,540,034	3,110,870					2,540,034	3,110,870	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
CJH Golf Club, Inc.	17	20,305,152					17	20,305,152	
		163,629,761	0	0	0	0		163,629,761	0
less-allowance for decline in market value		87,174,572				(10,578,773)		76,595,799	
		76,455,179	0	0	0	10,578,773		87,033,962	
		281,415,251	2,131,976	32,870,276	0	10,578,773		326,996,276	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Name of Affiliate	Beginning Balance	Ending Balance
United Paragon Mining Corporation	27,863,958	28,035,779
Vulcan Industrial and Mining Corporation	1,397,559	1,503,135
Fil-Energy Corporation	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
	40,660,675	40,938,072
Less-allowance for doubtful accounts	5,614,118	5,614,118
	35,046,557	35,323,954

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	562,631,834				562,631,834
Office condominium units and improvements	10,774,461				10,774,461
Office furniture, fixtures and equipment	10,896,274	300,500	(23,508)		11,173,266
Transportation equipment	10,277,196				10,277,196
	594,579,765	300,500	(23,508)	0	594,856,757

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	292,844,924	240,416			293,085,340
Office condominium units and improvements	10,361,775	52,360			10,414,135
Office furniture, fixtures and equipment	9,919,460	136,427	(20,990)		10,034,897
Transportation equipment	1,169,527	513,860			1,683,387
	314,295,686	943,063	(20,990)	0	315,217,759

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	850,108,429	197,785			(3,013,183)	847,293,031
less-Allowance for unrecoverable deferred oil explo costs	(42,079,552)					(42,079,552)
	808,028,877	197,785	0	0	(3,013,183)	805,213,479

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Metropolitan Bank and Trust Company	49,724,515	49,724,515	0 *
Penta Capital Investment Corporation	25,000,000	25,000,000	0
	74,724,515	74,724,515	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P0.01 par value	155,000,000,000	152,765,286,100	729,115,600	0	685,695,199	152,808,706,501

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	39,014,727	6,317,736		13,305,671	10,647,893	8,743,426			
less allowance for doubtful accounts	0								
Net Trade Receivables	39,014,727	6,317,736	0	13,305,671	10,647,893	8,743,426	0	0	0
b) Non-trade receivables									
1) Accrued interest receivable	62,226,334	313,081	302,521	934,492	1,778,222	14,454,874	13,906,066	20,537,078	
less allowance for doubtful accounts	(3,678,279)							(3,678,279)	
2) Account with officers and employees	1,792,547	22,681	121,012		1,648,854				
3) Dividend receivable	2,250,000						2,250,000		
4) Others	1,961,210	53,677		514,341	1,393,192				
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	64,551,812	389,439	423,533	1,448,833	4,820,269	14,454,874	16,156,066	16,858,799	0
Net Receivables	93,566,539	6,707,175	423,533	14,754,504	15,468,162	23,198,300	16,156,066	16,858,799	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Accrued interest receivable	Interest receivable on advances	
2) Account with officers and employees	other advances to officers and employees	
3) Dividend receivable	share in dividend declared by affiliate	

Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared under the historical cost basis except for crude oil inventory which is valued at market and available-for-sale (AFS) investments which are measured at fair value. The financial statements are presented in Philippine peso which is the Company's functional and presentation currency.

Statement of Compliance

The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Adoption of New and Revised Accounting Standards

The accounting policies adopted are consistent with those of the previous financial years except for the adoption of the following new and amended PFRS:

- Amendments to Philippine Accounting Standard (PAS) 19, *Employee Benefits*;
- Amendments to PAS 21, *The Effects of Changes in Foreign Exchange Rates*;

- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement, (a) Amendment for financial guarantee contracts; (b) Amendment for hedges of forecast intragroup transactions; and (c) Amendment for the fair value option*; and

- PFRS 6, *Exploration for and Evaluation of Mineral Resources.*

Among the new and amended standards, only the amendments to PAS 19 and PFRS 6 have a significant impact on the Company's financial statements. Adoption of these new and revised standards and interpretation did not have any effect on the financial statements of the Company. They did, however, give rise to additional disclosures.

Amendments to PAS 19 requires additional disclosures on the financial statements to provide information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has no recognition nor measurement impact as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the statement of income.

PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation of assets without specifically considering the requirements of paragraphs 11 and 12 of PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors.* Thus, an entity adopting PFRS 6 may continue to use the accounting policies applied immediately before adopting the PFRS, including existing recognition and measurement practices. The accounting policies previously adopted by the Company are consistent with the provisions of PFRS 6.

The Company did not early adopt the following standards and Philippine Interpretations from the International Financial Reporting Interpretations Committee (IFRIC):

- PFRS 7, *Financial Instruments - Disclosures (effective for annual periods beginning on or after January 1, 2007).* PFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and the disclosure requirements in PAS 32, *Financial Instruments: Disclosure and Presentation.* It is applicable to all entities that report under PFRS;

- PFRS 8, *Operating Segments (effective for annual periods beginning on or after January 1, 2009).* PFRS 8 will replace PAS 14, *Segment Reporting*, and adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and companies will need to provide explanations and reconciliations of the differences;

- Amendments to PAS 1, *Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after January 1, 2007).* The amendment to PAS 1 require the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance;

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006).* This interpretation provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax;

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2 (effective for annual periods beginning on or after May 1, 2006).* This interpretation requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value;

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006).* This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows;

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006).* This interpretation provides that the frequency of financial reporting does affect the amount of impairment charge to be recognized in the annual financial reporting with respect to goodwill and AFS investments. It prohibits the reversal of impairment losses on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date;

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Transactions (effective for annual periods beginning on or after March 1, 2007).* This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent company; and

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008).* This interpretation which covers contractual arrangements arising from entities providing public services.

Among the standards and interpretations that were not early adopted, only PFRS 7 and the amendments to PAS 1 have an impact in the Company's financial statements. The revised and additional disclosures provided by PFRS 7 and amendments to PAS 1 will be included in the Company's financial statements when these are adopted in 2007. The Company will assess the impact of Philippine Interpretation IFRIC 10 and Philippine Interpretation IFRIC 12 upon its adoption in 2007 and 2008, respectively.

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Financial Instruments
Following are the accounting policies on financial instruments effective January 1, 2005.

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized in the settlement date.

Financial instruments are recognized initially at fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs. Financial assets under PAS 39 are classified as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS financial assets. The Company's financial assets are of the nature of loans and receivables and AFS financial assets. Also under PAS 39, financial liabilities are classified as FVPL or other financial liabilities. The Company's financial liabilities are of the nature of other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company determines the classification at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.

Loans and Receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if expected collection is within 12 months from the balance sheet date.

As of December 31, 2006, the Company's loans and receivables include receivables and advances to related parties.

AFS Financial Assets
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three categories of financial assets. AFS assets are carried at fair value in the balance sheet. These financial assets are classified as noncurrent assets unless the intention is to dispose such assets within 12 months from the balance sheet date. Changes in the fair value of such asset are accounted for in equity (see Note 10).

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in equity. The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments.

Other Financial Liabilities
Issued financial instruments or their components, which are not designated as liabilities at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in "Foreign exchange gains (losses)" in the statement of income.

This accounting policy applies primarily to the Company's debt and trade payables and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).

Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities
Financial Assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

1. the rights to receive cash flows from the asset have expired;

2. the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

3. the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost
If there is objective evidence that an impairment loss on financial assets carried at amortized cost (e.g., receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the

asset's original effective interest rate. Time value is generally not considered when the effect of discounting is not material. The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in the statement of income.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

AFS Financial Assets
If an AFS financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of income, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as AFS are not recognized in statement of income. Reversals of impairment losses on debt instruments are reversed through statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of income.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2006	2005
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.76**	13.76
EDSA Properties Holdings Inc. (EPHI)	**–**	5.08

The Company has significant influence over the financial and operating policies of Penta Holdings and EPHI, and are thus, deemed as the Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Nonfinancial Assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a Lessor

Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income relating to items recognized directly in equity is recognized in the statement of changes in equity and not in the statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

COVER SHEET

3	8	6	8	3					

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

09	30	SEC Form 17Q - 2007		
Month	*Day*	**FORM TYPE**	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

9668	P71.7 million	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended September 30, 2007

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter : THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization
6. ______________ (SEC Use Only) Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of Common Stock Outstanding
153,494,401,600

Amount of Debt Outstanding

Total Liabilities P134,700,585

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 3rd quarter ended 30 September 2007 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 September 2007), with comparative Statement of Operations for the comparable period (01 January to 30 September 2006) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 September 2007), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 September 2006) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 September 2007), as well as the basis of computation thereof.

5. The Company's interim financial report for the 3rd quarter 2007 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 September 2007) as compared with the most recent annual financial statements (2006), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 September 2007), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial year (2006), which had a material effect in the current interim period (01 January to 30 September 2007).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to September 30, 2007).

11. There were NO dividends paid on any Company share during the interim period (January 1 to September 30, 2007).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to September 30, 2007) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to September 30, 2007) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period, EXCEPT as disclosed below:

    The Company sold its investment in Anglo Philippine Holdings Corporation (APHC) in January 2007; and acquired 100% of the capital stock of Phoenix Gas & Oil Exploration Corporation (PGO) in May 2007.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2006) and as of end of current interim period (September 30, 2007).

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to September 30, 2007).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the three quarters ended September 30, 2007 increased by P15.6 million or 11.3% to P153.2 million from P137.6 million for the same period last year. Petroleum revenue increased by P20.0 million or 20% due to higher level of crude oil produced and crude prices. The average price per barrel for the period ended September 30, 2007 was $58.61 as compared to $57.69 for the same period last year. The combined production from Nido and Matinloc wells totaled 141,153 barrels for the quarter ended September 30, 2007, around 14% higher than the 123,805 barrels produced for the same period last year. Equity in net earnings of associate increased by P4.3 million due to the higher level of income booked by Penta Capital Investment Corporation. Interest, dividends and other income decreased by P8.7 million or 26% mainly due to the absence in 2007 of other income on the condonation of interest on advances booked during the first semester of 2006.

Total costs and expenses decreased by P189.0 million from P313.7 million for the quarter ended September 30, 2006 to P124.6 million for the quarter ended September 30, 2007 due to the absence in 2007 of the P215.2 million loss incurred on the sale of EPHI investment booked in June and July 2006. Interest and financing charges decreased by P2.8 million or 19% due to the lower level of borrowings. Operating costs increased by 40% due to the higher level of production cost. The company's net income amounted to P27.1 million for the quarter ended September 30, 2007 as compared to the net loss of P176.1 million for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	September 30, 2007	Dec. 31, 2006
Current Ratio	*1.03 : 1*	*0.74 : 1*
Current Assets	137,202,018	131,245,444
Current Liabilities	133,657,449	176,403,928
Debt to Equity Ratio	*0.10 : 1*	*0.13 : 1*
Total Liabilities	134,700,585	177,447,064
Stockholders Equity	1,417,670,769	1,375,005,958
Equity to Debt Ratio	*10.52 : 1*	*7.75 : 1*
Stockholders Equity	1,417,670,769	1,375,005,958
Total Liabilities	134,700,585	177,447,064
Book Value per Share	*0.00923*	*0.00896*
Stockholders Equity	1,417,670,769	1,375,005,958
Average shares outstanding	153,494,401,600	153,494,401,600
Income (Loss) per Share	*0.0001766*	*(0.0011473)**

Net Income (Loss)	27,114,683	(176,111,553)
Average shares outstanding	153,494,401,600	153,494,401,600

*for the period January to September 2007.

The current ratio of 0.74:1 as of December 31, 2006 improved to 1.03:1 as of September 30, 2007. The Company's current assets exceeded its current liabilities by P3.5 million as of September 30, 2007. A portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P72.8 million as of September 30, 2007 and P111.9 million as of December 31, 2006. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.57: 1 as of September 30, 2007 and 1.38:1 as of December 31, 2006.

Total assets slightly decreased from the December 31, 2006 balance to September 30, 2007. Receivables increased by P8.3 million or 11% due to the trade receivables from crude deliveries to Pilipinas Shell booked as of September 30, 2007. Crude oil inventory decreased by P1.7 million or 14% due to lower level of crude oil booked as inventory as of September 30, 2007. Other current assets increased by P1.1 million due to additional prepaid expense booked during the period. Investments in associates increased by P38.8 million or 19% mainly due to the acquisition of the 100% capital stock of PGO. Available-for-sale investments reflected a decrease of P41.6 million or 32% mainly due to the sale of shareholdings in APHC. Other noncurrent assets decreased by P0.16 million or 16% due to the amortization of other deferred charges.

Total current liabilities decreased by P42.7 million from P176.4 million as of December 31, 2006 to P133.6 million as of September 30, 2007. Loans payable, trade and other payables and current portion of long-term debt decreased by 100%, 35% and 11% respectively, due to the settlement of some accounts during the period. Subscriptions payable increased by P0.4 million due to additional subscriptions booked during the interim period.

Stockholders' equity increased by P42.7 million from P1.375 billion as of December 31, 2006 to P1.417 billion as of September 30, 2007. The valuation reserve pertaining to the company's listed stock investments was adjusted from P82.8 million as of December 31, 2006 to P67.3 million as of September 30, 2007. The company's deficit decreased by P27.1 million due to the net income booked for the three quarters ended September 30, 2007.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	September 30, 2007
Current Ratio	*0*
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	*0*
Total Liabilities	0
Stockholders Equity	31,929,786
Equity to Debt Ratio	*0*
Stockholders Equity	31,929,786
Total Liabilities	0
Book Value per Share	*0.002553*
Stockholders Equity	31,929,786
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

   There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments and/or assets, or to avoid incurring these expenditures altogether by way of farm-outs.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash decreased by P2.4 million or 46% due to payment of accounts.

   Receivables increased by P8.3 million or 11% due to additional trade receivables booked as of September 30, 2007.

   Crude oil inventory decreased by P1.7 million or 14% due to lower level of crude oil booked as inventory as of September 30, 2007.

   Other current assets increased by P1.1 million due to additional prepaid expense booked during the interim period.

   Investments in associates increased by P38.8 million or 19% mainly due to the acquisition of the 100% capital stock of PGO.

   Available for sale investments reflected a decrease of P41.6 million or 32% mainly due to the sale of the Company's investment in APHC.

   Other noncurrent assets decreased by P0.16 million or 16% due to the amortization of other deferred charges during the interim period.

Loans payable, trade and other payables and advances from related companies decreased by P21.4 million, P11.0 million and P9.0 million respectively due to the payments made on these accounts during the interim period.

Subscriptions payable increased by P0.4 million or 25% due to additional payable booked during the interim period.

Income tax payable decreased by P1.1 million due to the payment of income tax made during the interim period.

Unrealized losses on decline in market value of investments decreased by P15.5 million or 19% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

Petroleum revenues increased by P20.0 million due to higher production volume and crude prices. Total production for the quarter ended September 2007 was 141,153 barrels as compared to 123,805 barrels for the same period last year.

Equity share in net earnings of associates increased by P4.3 million due to higher level of income of Penta Capital Investment Corporation for the interim period.

Interest, dividends and other income decreased by P8.7 million mainly due to the absence in 2007 of other income on condonation of interest on advances booked in the first semester of 2006.

Share in costs and operating increased by 40% due to higher level of production costs during the interim period.

Interest and financing charges decreased by P2.8 million due to lower level of borrowings during the period.

General and administrative expenses increased by P3.2 million or 16%.

Net income amounted to P27.1 million for the quarter ended September 30, 2007, as compared to a net loss of P176.1 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

Vitol GPC Investments S.A. contracted P. T. Horizon Geoconsulting, a Jakarta-based geological services firm, to collect and build up an SC 6A database that will be the technical basis for all forward activities of the farm-in. In July, representatives from P. T. Horizon conducted the actual dataset collection at the Philodrill offices. Block evaluation and G & G work are currently being undertaken by P. T. Horizon Geoconsulting.

During the quarter, the farminee diligently complied with the DOE requirement to submit additional documents to support the farm-in application earlier submitted to the DOE in March 2007. The Vitol GPC farm-in was finally approved by the Energy Department Secretary on September 21, 2007 after having been favorably endorsed by the legal, technical and compliance divisions of the DOE.

2.0 Service Contract 6 (Cadlao)

Block operator Oriental Petroleum continues to promote the block to potential farminees.

3.0 Service Contract 6B (Bonita)

Exploration activities on the Bonita Block remain suspended.

In a partners' meeting held last August 13 2007 to consider the letter of intent submitted by Blade Petroleum and Venturoil who expressed interest on the Bonita Block and 4 other areas, the consortium agreed to grant Blade/Venturoil a 3-month exclusivity period from 01 September 2007 within which they will conduct due diligence and technical studies on the block with a view to preparing a farm-in assuming the studies result in a positive outcome. Aside from the Bonita Block, the Blade/Venturoil's studies also cover the Tara, Libro, North Matinloc and Block D - Retention Block, all under Service Contract 14.

Blade/Venturoil subsequently revised their proposal to an option to farm-in. The Joint Venture is currently considering the revised proposal.

4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

Production and Operations Review

3rd Quarter 2007 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	Total
July	12,542	6,272	18,814
August	0	4,537	4,537
September	12,678	5,792	18,470
Total	**25,220**	**16,601**	**41,821**

Total 3rd quarter 2007 production from the two fields decreased to 41,821 barrels from the 50,859 barrels produced during the preceding quarter. The decrease can be attributed to non-production from the Nido Field in August to allow the field's producing wells to accumulate enough volumes for the next production cycle after the recently completed lifting last July 20.

The consortium completed 3 shipments to Pilipinas Shell during the period, involving 25,215 barrels of crude from Nido and 12,033 barrels from Matinloc. As of September 30, 2007, about 10,330 barrels of Matinloc crude were onboard the storage tanker awaiting shipment.

Fabrication of the multi-phase pump for the Nido B wells in Germany had been completed and the unit shipped to the Philippines in September. The unit still requires additional connectors and pipings which are to be sourced locally before the new pump can be installed at the Nido Field. An engineer from the fabricating company, Leistritz – Germany, has been invited to commission the unit in November or December 2007.

5.0 Service Contract No. 14 C-1 (Galoc)

The expected 3rd week September 2007 on-hire date of the drilling rig "Energy Searcher" was moved to the first week of October 2007 as a result of the delays in the completion of the drilling rig's prior commitments in Mozambique. All other aspects of the project are on target as scheduled, with the first oil expected by first quarter 2008.

The first phase of the Galoc development will involve the drilling of a deviated pilot well into the southern portion of the reservoir prior to the drilling of 2 horizontal production wells. Drilling will follow a batch programme whereby the top holes of the production wells will be drilled prior to the pilot hole and horizontal wells. The pilot hole will be drilled from the Galoc 4 location to confirm potential reserves in the southern sector of the field. Core and fluid samples, wireline logs and pressure measurements from the pilot hole are expected to provide the critical reservoir quality information for optimum field development.

6.0 Service Contract 14 C-2 (West Linapacan)

In July 2007, Philodrill, acting for and in behalf of the West Linapacan Consortium, granted Pitkin Petroleum an exclusivity period to finalize the farm-in documents in view of the additional comments and concerns raised by some of the partners. That exclusivity period expired on September 15, 2007. Pitkin, however, continued to refuse acceptance of certain provisions of the negotiated farm-in agreement; meetings and negotiations between the consortium and Pitkin continue.

7.0 Service Contract No. 41 (Sulu Sea)

Block operator Tap Oil and recent farminee Salamander Energy Plc completed their seismic data acquisition on July 10, 2007, acquiring a total 751 sq km of prime data and 248 sq km of infill 3D data using CGGVeritas' M/V Voyager. Seismic data processing, now ongoing in Singapore, will continue until the year end. Salamander Energy bankrolled a greater part of the seismic acquisition cost as part of their farm-in into the block.

In September, Tap Oil submitted the AFE for Well Planning which was essentially for the planning, basic engineering and procurement of long lead items for the drilling of a well in 2008. Philodrill is carried for this expense. Tap Oil hopes to be in a position to commit to a well later this year after the completion of the 3D seismic data processing and interpretation.

8.0 Service Contract No. 53 (Onshore Mindoro)

The Sub-Phase 1 of the exploration work on SC 53 ended on July 5, 2007. The DOE granted block operator Laxmi a 60-day extension from July 9, 2007 during which the DOE expects to receive from the operator a definitive farm-in agreement with a qualified exploration company. Laxmi's farming-out was part of its plan to exit from SC 53.

Pitkin Petroleum had proposed to assume Laxmi's interests and the operatorship of the block by carrying all the continuing partners (Philodrill, Basic Consolidated and Anglo Philippine Holdings) for a seismic program with a minimum commitment of USD 1.5 MM, subject to the DOE's acceptance of the seismic work program. They proposed to pay 100% of the program costs to earn 70% interest on the block.

On September 6, 2007, Pitkin/Laxmi and the Filipino partners formally submitted the Pitkin farmin agreement to the DOE.

9.0 SWAN BLOCK

Philodrill continue to wait for any firm indication of PNOC-EC's response to the proposed participation in SC 57 and SC 58. We have provided PNOC-EC with relevant technical data on West Linapacan to assess the block's potential and the merit of Philodrill's proposed equity swap.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 September 2007).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 6 NOV 07
FRANCISCO A. NAVARRO
Executive Vice President

Date: 11/8/07
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
Balance Sheets

	(Unaudited) September 30 2007	(Audited) December 31 2006
ASSETS		
Current Assets		
Cash	2,800,966	5,239,364
Receivables	86,940,372	78,609,623
Crude oil inventory	10,717,967	12,409,228
Advances to related companies - net	35,497,805	34,852,062
Other current assets	1,244,908	135,167
Total Current Assets	137,202,018	131,245,444
Noncurrent Assets		
Property and equipment - net	278,680,114	281,348,210
Investment Property	164,209	164,209
Investments - Associates	242,195,367	203,337,072
Available-for-sale Investments	86,538,602	128,141,879
Deferred oil exploration and development costs	806,707,198	807,168,493
Other noncurrent assets	883,846	1,047,715
Total Noncurrent Assets	1,415,169,336	1,421,207,578
TOTAL ASSETS	1,552,371,354	1,552,453,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	0	21,415,114
Trade and other payables	20,020,243	30,996,336
Current portion of long-term debt	71,724,515	80,724,515
Advances from related companies	34,828,781	35,457,474
Dividends payable	5,014,873	5,013,853
Subscriptions payable	2,069,037	1,652,742
Income tax payable		1,143,894
Total Current Liabilities	133,657,449	176,403,928
Noncurent Liabilities		
Pension liability	1,043,136	1,043,136
Total Noncurent Liabilities	1,043,136	1,043,136
Total Liabilities	134,700,585	177,447,064
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,527,694,220	1,527,632,861
Subscribed	7,249,797	7,311,155
Subscriptions receivable	(1,147,475)	(1,157,679)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(67,267,339)	(82,807,262)
Retained Earnings (Deficit)	(50,482,446)	(77,597,129)
Total Stockholders' Equity	1,417,670,769	1,375,005,958
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,552,371,354	1,552,453,022

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to Sept 30 2007	January 1 to Sept 30 2006	July 1 to Sept 30 2007	July 1 to Sept 30 2006
REVENUES				
Share in petroleum operations	122,418,649	102,388,304	38,009,706	35,421,071
Equity in net earnings of associates - net	6,269,763	1,928,250	2,514,787	(158,310)
Interest, dividends and other income	24,523,306	33,270,148	21,016,009	7,049,057
	153,211,718	137,586,702	61,540,502	42,311,818
COSTS AND EXPENSES				
Share in costs and operating	89,841,359	64,012,338	32,264,118	18,831,273
Interest and financing charges	11,804,299	14,653,518	4,087,997	6,554,293
General and administrative	23,013,892	19,811,690	6,796,687	8,764,271
Loss on sale of investment		215,193,905	0	107,596,953
	124,659,550	313,671,451	43,148,802	141,746,790
INCOME (LOSS) BEFORE INCOME TAX	28,552,168	(176,084,749)	18,391,700	(99,434,972)
PROVISION FOR INCOME TAX	1,437,485	26,804	1,437,485	26,804
NET INCOME (LOSS)	27,114,683	(176,111,553)	16,954,215	(99,461,776)

Earnings (loss) per share was computed as follows:

Net loss	27,114,683	(176,111,553)	16,954,215	(99,461,776)
Weighted average number of shares	153,494,401,600	153,494,401,600	153,494,401,600	153,494,401,600
Gain (loss) per share	0	(0)	0	(0)

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

	January 1 to Sept 30 2007	January 1 to Sept 30 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	27,114,683	(176,111,553)
Adjustments for:		
Depletion, depreciation and amortization	2,935,715	2,179,759
Equity in net losses (earnings) of associates - net	(6,269,763)	(1,928,250)
Operating loss before working capital changes	23,780,635	(175,860,044)
Decrease (increase) in:		
Receivables	(9,044,984)	(12,583,819)
Crude oil inventory	1,691,261	(4,165,112)
Other current assets	(1,109,741)	39,058
Increase in accounts payable and accrued expenses	(10,906,081)	(250,486,017)
Net cash from (used in) operating activities	4,411,090	(443,055,935)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	0	0
Reductions in (additions to):		
Property and equipment	(267,619)	16,780,563
Deferred oil exploration and development costs	461,295	(9,549,442)
Advances to affiliated companies - net	688,727	29,131,485
Investments	24,554,667	724,200,253
Other noncurrent assets	(2,298,964)	15,467,222
Subscriptions payable	416,295	0
Dividends payable	1,021	0
Share in affiliates' revaluation increment		(294,860,608)
Net cash from (used in) investing activities	23,555,422	481,169,474
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(30,415,114)	(3,253,146)
Acquisition of treasury stock		(40,712,557)
Sale of treasury stock		12,763,320
Proceeds from subscriptions receivable	10,205	954,809
Net cash from (used in) financing activities	(30,404,909)	(30,247,574)
NET INCREASE (DECREASE) IN CASH	(2,438,397)	7,865,965
CASH, BEGINNING	5,239,364	8,692,353
CASH, ENDING	2,800,967	16,558,317

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan-Sept 2007	Jan-Sept 2006
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,527,632,861	1,482,073,379
Issuances for the period	61,358	45,559,482
Adjustments		
Balance at end of third quarter	1,527,694,219	1,527,632,861
Subscribed		
Balance at the beginning of year	7,311,155	52,870,637
Issuances for the period	(61,358)	(45,559,481)
Adjustments		
Balance at end of third quarter	7,249,797	7,311,156
Subscriptions receivable		
Balance at the beginning of year	(1,157,679)	(2,112,899)
Collection of subscriptions receivable	10,204	955,220
Balance at end of third quarter	(1,147,475)	(1,157,679)
Treasury Stocks		
Balance at the beginning of the year	0	0
Acquisition of treasury stock	0	(40,712,557)
Sale of treasury stock	0	10,850,000
Balance at end of third quarter	0	(29,862,557)
Paid in capital from sale of treasury stock		
Balance at the beginning of the year	1,624,012	0
Premium (discount) from sale of treasury stock	0	1,913,320
Balance at end of third quarter	1,624,012	1,913,320
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	0	294,860,606
Adjustments	0	(294,860,606)
Balance at end of third quarter	0	0
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(82,807,262)	(129,737,028)
Adjustments	15,539,923	17,906,075
Balance at end of third quarter	(67,267,339)	(111,830,953)
Retained Earnings		
Balance at the beginning of year	(77,597,129)	98,168,985
Net income (loss) for the period	27,114,683	(176,111,553)
Balance at end of third quarter	(50,482,446)	(77,942,568)
Total Stockholders' Equity	1,417,670,768	1,316,063,580

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,792,547	151,529	314,186		1,629,890		1,629,890
	1,792,547	151,529	314,186	0	1,629,890	0	1,629,890

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of investees for the Period	Others	Distribution of Earnings by investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates-at equity									
Penta Capital Investment Corp.	1,600,000	163,417,616	2,415,990				1,600,000	165,833,606	
Penta Capital Holdings, Inc.	300,000	43,674,432	98,797				300,000	43,773,229	
Phoenix Gas & Oil Explo.	12,505,000,000	32,870,276				281,744	12,505,000,000	32,588,532	
		239,962,324	2,514,787	0	0	281,744		242,195,367	0
Amount shown under the caption "Available For Sale Investments"									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,081,306					3,123,293	101,081,306	
Anglo Philippine Holdings Corp.	6,000	5,907					6,000	5,907	
Vulcan Industrial & Mining Corp.	3,910,000	5,042,136					3,910,000	5,042,136	
United Paragon Mining Corp.	7,573,570	12,803,162					7,573,570	12,803,162	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
South China Petroleum Explo., Inc.	2,540,034	3,110,870		281,744			2,778,457	3,392,614	
Fil-Estate Land, Inc.	5,188,800	10,423,888					5,188,800	10,423,888	
CJH Golf Club, Inc.	17	20,305,152					17	20,305,152	
		163,629,751	0	281,744	0	0		163,911,495	0
less-allowance for decline in market value		76,595,799		777,093				77,372,892	
		87,033,952		1,058,837				86,538,603	
		326,996,276	2,514,787	1,058,837	0	281,744	0	328,733,970	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Name of Affiliate	Beginning Balance	Ending Balance
United Paragon Mining Corporation	28,035,779	28,209,631
Vulcan Industrial and Mining Corporation	1,503,135	1,503,135
Fil-Energy Corporation	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
	40,938,072	41,111,924
Less-allowance for doubtful accounts	5,614,118	5,614,118
	35,323,954	35,497,806

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Classification	Beginning Balance	Additions at Cost	Disposals/ Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	562,631,834				562,631,834
Office condominium units and improvements	10,774,461		(5,349,460)		5,425,001
Office furniture, fixtures and equipment	11,173,266	38,134			11,211,400
Transportation equipment	10,277,196				10,277,196
	594,856,757	38,134	(5,349,460)	0	589,545,431

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Disposals/ Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	293,085,340	161,297			293,246,637
Office condominium units and improvements	10,414,135	32,210	(5,212,164)		5,234,181
Office furniture, fixtures and equipment	10,034,897	152,355			10,187,252
Transportation equipment	1,683,387	513,859			2,197,246
	315,217,759	859,721	(5,212,164)	0	310,865,316

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	847,293,031	1,025,841				848,318,872
less-Allowance for unrecoverable deferred oil explo costs	(42,079,552)				467,878	(41,611,674)
	805,213,479	1,025,841	0	0	467,878	806,707,198

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Metropolitan Bank and Trust Company	46,724,515	46,724,515	0
Penta Capital Investment Corporation	25,000,000	25,000,000	0
	71,724,515	71,724,515	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P0.01 par value	155,000,000,000	152,769,421,900	724,979,700	0	687,695,199	152,806,706,401

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	32,991,066	13,231,271	6,317,736	13,442,059					
less allowance for doubtful accounts									
Net Trade Receivables	32,991,066	13,231,271	6,317,736	13,442,059	0	0	0	0	0
b) Non-trade receivables									
1) Accrued interest receivable	53,139,073	305,314	607,424	615,602	2,712,714	14,454,874	13,906,066	20,537,078	
less allowance for doubtful accounts	(3,678,279)							(3,678,279)	
2) Account with officers and employees	1,629,890	151,629		143,693	1,334,668				
3) Dividend receivable	2,250,000						2,250,000		
4) Others	608,621	7,359	45,419	53,477	502,366				
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	53,949,305	305,314	607,424	615,602	2,712,714	14,454,874	13,906,066	20,537,078	0
Net Receivables	86,940,371	13,536,585	6,925,160	14,057,661	2,712,714	14,454,874	13,906,066	20,537,078	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description
a) Trade receviables	
1) Account with contract operator	share in crude oil revenue net of share in production costs
b) Non-trade receivables	
1) Accrued interest receivable	interest receivable on advances
2) Account with officers and employees	other advances to officers and employees
3) Dividend receivable	share in dividend declared by affiliate

Summary of Significant Accounting Policies

Basis of Preparation
The accompanying financial statements have been prepared under the historical cost basis except for crude oil inventory which is valued at market and available-for-sale (AFS) investments which are measured at fair value. The financial statements are presented in Philippine peso which is the Company's functional and presentation currency.

Statement of Compliance
The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Adoption of New and Revised Accounting Standards
The accounting policies adopted are consistent with those of the previous financial years except for the adoption of the following new and amended PFRS:

- Amendments to Philippine Accounting Standard (PAS) 19, *Employee Benefits*;

- Amendments to PAS 21, *The Effects of Changes in Foreign Exchange Rates*;

- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement, (a) Amendment for financial guarantee contracts; (b) Amendment for hedges of forecast intragroup transactions; and (c) Amendment for the fair value option*; and

- PFRS 6, *Exploration for and Evaluation of Mineral Resources.*

Among the new and amended standards, only the amendments to PAS 19 and PFRS 6 have a significant impact on the Company's financial statements. Adoption of these new and revised standards and interpretation did not have any effect on the financial statements of the Company. They did, however, give rise to additional disclosures.

Amendments to PAS 19 requires additional disclosures on the financial statements to provide information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has no recognition nor measurement impact as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the statement of income.

PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation of assets without specifically considering the requirements of paragraphs 11 and 12 of PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors.* Thus, an entity adopting PFRS 6 may continue to use the accounting policies applied immediately before adopting the PFRS, including existing recognition and measurement practices. The accounting policies previously adopted by the Company are consistent with the provisions of PFRS 6.

The Company did not early adopt the following standards and Philippine Interpretations from the International Financial Reporting Interpretations Committee (IFRIC):

- PFRS 7, *Financial Instruments - Disclosures (effective for annual periods beginning on or after January 1, 2007).* PFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and the disclosure requirements in PAS 32, *Financial Instruments: Disclosure and Presentation.* It is applicable to all entities that report under PFRS;

- PFRS 8, *Operating Segments (effective for annual periods beginning on or after January 1, 2009).* PFRS 8 will replace PAS 14, *Segment Reporting*, and adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and companies will need to provide explanations and reconciliations of the differences;

- Amendments to PAS 1, *Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after January 1, 2007)*. The amendment to PAS 1 require the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance;

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006)*. This interpretation provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax;

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2 (effective for annual periods beginning on or after May 1, 2006)*. This interpretation requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value;

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)*. This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows;

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)*. This interpretation provides that the frequency of financial reporting does affect the amount of impairment charge to be recognized in the annual financial reporting with respect to goodwill and AFS investments. It prohibits the reversal of impairment losses on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date;

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Transactions (effective for annual periods beginning on or after March 1, 2007)*. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent company; and

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)*. This interpretation which covers contractual arrangements arising from entities providing public services.

Among the standards and interpretations that were not early adopted, only PFRS 7 and the amendments to PAS 1 have an impact in the Company's financial statements. The revised and additional disclosures provided by PFRS 7 and amendments to PAS 1 will be included in the Company's financial statements when these are adopted in 2007. The Company will assess the impact of Philippine Interpretation IFRIC 10 and Philippine Interpretation IFRIC 12 upon its adoption in 2007 and 2008, respectively.

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Financial Instruments
Following are the accounting policies on financial instruments effective January 1, 2005.

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized in the settlement date.

Financial instruments are recognized initially at fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs. Financial assets under PAS 39 are classified as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS financial assets. The Company's financial assets are of the nature of loans and receivables and AFS financial assets. Also under PAS 39, financial liabilities are classified as FVPL or other financial liabilities. The Company's financial liabilities are of the nature of other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company determines the classification at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.

Loans and Receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if expected collection is within 12 months from the balance sheet date.

As of December 31, 2006, the Company's loans and receivables include receivables and advances to related parties.

AFS Financial Assets
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three categories of financial assets. AFS assets are carried at fair value in the balance sheet. These financial assets are classified as noncurrent assets unless the intention is to dispose such assets within 12 months from the balance sheet date. Changes in the fair value of such asset are accounted for in equity (see Note 10).

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in equity. The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments.

Other Financial Liabilities
Issued financial instruments or their components, which are not designated as liabilities at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in "Foreign exchange gains (losses)" in the statement of income.

This accounting policy applies primarily to the Company's debt and trade payables and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).

Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities
Financial Assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

1. the rights to receive cash flows from the asset have expired;

2. the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

3. the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost
If there is objective evidence that an impairment loss on financial assets carried at amortized cost (e.g., receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the

asset's original effective interest rate. Time value is generally not considered when the effect of discounting is not material. The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in the statement of income.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

AFS Financial Assets
If an AFS financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of income, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as AFS are not recognized in statement of income. Reversals of impairment losses on debt instruments are reversed through statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of income.

<u>Crude Oil Inventory</u>
Crude oil inventory is valued at market.

<u>Property and Equipment</u>
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2006	2005
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.76**	13.76
EDSA Properties Holdings Inc. (EPHI)	**–**	5.08

The Company has significant influence over the financial and operating policies of Penta Holdings and EPHI, and are thus, deemed as the Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Nonfinancial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a Lessor
Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income relating to items recognized directly in equity is recognized in the statement of changes in equity and not in the statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

0 3	3 1	SEC Form 17-Q March 2008		
Month	*Day*	FORM TYPE	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9 4 8 4	P85.7 million	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended March 31, 2008

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter:
THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization
6. ________ (SEC Use Only) Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of Common Stock Outstanding
153,495,044,287

Amount of Debt Outstanding

Total Liabilities P134,159,184.00

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 1st quarter ended 31 March 2008 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 31 March 2008), with comparative Statement of Operations for the comparable period (01 January to 31 March 2007) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 31 March 2008), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 31 March 2007) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 31 March 2008), as well as the basis of computation thereof.

5. The Company's interim financial report for the 1st quarter 2008 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 31 March 2008) as compared with the most recent annual financial statements (2007), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 31 March 2008), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial year (2007), which had a material effect in the current interim period (01 January to 31 March 2008).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to March 31, 2008).

11. There were NO dividends paid on any Company share during the interim period (January 1 to March 31, 2008).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to March 31, 2008) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to March 31, 2008) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2007) and as of end of current interim period (March 31, 2008), EXCEPT as disclosed in Note 2 to the Company's 2007 Audited Financial Statements.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to March 31, 2008).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Total revenues for the first quarter ended March 31, 2008 increased by P8.0 million or 19% to P50.6 million from P42.6 million for the same period last year. Petroleum revenue increased by

P7.4 million or 19% due to higher crude prices. The average price per barrel for the first quarter of 2008 was $85.195 as compared to $52.199 for the same period last year. The combined production from Nido and Matinloc wells totaled 42,431 barrels for the quarter ended March 31, 2008, around 14% lower than the 49,251 barrels produced for the same period last year. Equity in net earnings of associate increased by P0.5 million or 31% due to the higher level of income booked by Penta Capital Investment Corporation. Miscellaneous income decreased by P0.9 million or 82%. Interest income increased by P1.4 million or 153% due to the interest income booked on subscriptions receivable for the interim period ended March 31, 2008. Foreign exchange gains/ losses reflected a net loss of P0.4 million for the first quarter of 2008 as compared to net gain of P0.07 million for the same period last year.

Total costs and expenses increased by P3.5 million from P38.0 million for the first quarter of 2007 to P41.6 million for the first quarter of 2008. Interest and financing charges increased by P0.2 million due to the higher level of borrowings. Operating costs increased by 20% due to the higher level of production cost. The company's net income amounted to P9.1 million for the first quarter of 2008 as compared with a P4.6 million for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	March 31, 2008	Dec. 31, 2007
Current Ratio	*0.65 : 1*	*0.59 : 1*
Current Assets	84,365,241	78,380,417
Current Liabilities	130,687,648	132,947,856
Debt to Equity Ratio	*0.10 : 1*	*0.10 : 1*
Total Liabilities	134,159,184	136,419,392
Stockholders Equity	1,393,165,065	1,398,339,449
Equity to Debt Ratio	*10.38 : 1*	*10.25 : 1*
Stockholders Equity	1,393,165,065	1,398,339,449
Total Liabilities	134,159,184	136,419,392
Book Value per Share	*0.00908*	*0.00911*
Stockholders Equity	1,393,165,065	1,398,339,449
Average shares outstanding	153,495,044,287	153,494,401,600
Income per Share	*0.00006**	*0.00003**
Net Income	9,063,530	4,614,703
Average shares outstanding	153,495,044,287	153,494,401,600

*for the period January to March

The current ratio of 0.59:1 as of December 31, 2007 increased to 0.65:1 as of March 31, 2008. The Company's current liabilities exceeded its current assets by P46.3 million as of March 31, 2008. A portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P89.2 million as of March 31, 2008 and P115.2 million as of December 31, 2007. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.33: 1 as of March 31, 2008 and 1.46:1 as of December 31, 2007.

Total assets decreased from P1.535 billion as of December 31, 2007 to P1.527 billion as of March 31, 2008. Receivables increased by P15.4 million or 27% due to the trade receivables from crude deliveries to Pilipinas Shell booked as of March 31, 2008. Crude oil inventory decreased by P9.3 million or 96% due to lower level of crude oil booked as inventory as of March 31, 2008. Other current assets increased by P0.05 million or 40% due to additional purchases of office supplies. Available-for-sale investments decreased by P15.0 million or 12% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

Total current liabilities reflected a net decrease of P2.2 million from P132.9 million as of December 31, 2007 to P130.7 million as of March 31, 2008 mainly due to payments made on loans.

Stockholders' equity decreased by P5.2 million from P1.398 billion as of December 31, 2007 to P1.393 billion as of March 31, 2008. The valuation reserve pertaining to the company's listed stock investments was adjusted from P87.9 million as of December 31, 2007 to P102.9 million as of March 31, 2008. The company's deficit decreased by P9.1 million due to the net income booked for the first quarter of 2008.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	March 31, 2008
Current Ratio	0
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	0
Total Liabilities	0
Stockholders' Equity	5,492,852

Equity to Debt Ratio	0
Stockholders' Equity	5,492,852
Total Liabilities	0
Book Value per Share	0.00044
Stockholders' Equity	5,492,852
Average shares outstanding	12,505,000,000
Income (loss) per Share	0
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) pre-emptive rights offering; b) collecting a portion of accounts receivables; c) selling a portion of its existing investments and assets and d) generating cash from loans and advances.

   There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the pre-emptive rights offering, loans, or to avoid incurring these expenditures altogether by way of farm-outs.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash decreased by P0.3 million or 8% due to payment of accounts.

   Receivables increased by P15.4 million or 27% due to additional trade receivables booked as of March 31, 2008.

   Crude oil inventory decreased by P9.3 million due to lower level of crude oil booked as inventory as of March 31, 2008.

   Other current assets increased by P0.05 million or 40%.

   Available for sale investments reflected a decrease of P15.0 million due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

   Current portion of long-term debt decreased by P3.0 million due to the payments made on loans during the interim period.

   Subscriptions receivable and subscribed capital stock decreased by P0.8 million and P5.8 million, respectively due to the collection of subscriptions and issuances of shares of stock during the interim period.

   Unrealized losses on decline in market value of investments increased by P15.0 million or 17% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

   Petroleum revenues increased by P7.4 million due to higher crude prices. The average price per barrel for the period ended March 31, 2008 was $ 85.195 as compared to $52.199 for the same period last year. Total production for the first

quarter of 2008 was 42,431 barrels as compared to 49,251 barrels for the same period last year.

Equity share in net earnings of associates increased by P0.5 million due to higher level of income of Penta Capital Investment Corporation for the interim period.

Miscellaneous income decreased by P0.9 million mainly due to the absence in 2008 of the gain on sale of available-for-sale (AFS) investments booked during the first quarter of 2007.

Interest income increased by P1.4 million or 153% due to interest income received on subscriptions receivable for the interim period ended March 31, 2008. Foreign exchange gains (losses) reflected a net loss of P0.4 million for the first quarter of 2008 as compared to net gain of P0.068 million for the same period last year.

Interests and financing charges increased by P0.2 million. The increase was due to the higher level of borrowings.

Share in costs and operating increased by 20% due to higher level of production costs during the interim period.

General and administrative expenses decreased by P1.6 million due to lower level of expenses.

Net income amounted to P9.1 million for the first quarter of 2008, as compared to P4.6 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

Vitol GPC S.A. formed a team of geoscientists and engineers tasked to evaluate the prospectivity of exploration targets in the northern area and the viability of the Octon Field in conjunction with

the Galoc Field. This undertaking will entail detailed interpretation of a critical sector of the 3D seismic data acquired in 1997 by Geco-Prakla for the SC 6A and SC 14 consortia. The data that was initially provided by Geco-Prakla to PHILODRLLL covered only the Galoc-Octon area. Up to the end of March 2008, the geophysical contractor has yet to deliver the required complete 32-bit seismic data set.

2.0 Service Contract 6 (Cadlao)

As of end-March 2008, Blade Petroleum and Venturoil, which have already acquired the 44.9437% participating interest of Phoenix Energy on the block sometime in mid-2007, were negotiating with operator Oriental Petroleum & Mineral Resources for the purchase of Oriental's interests on the block. Blade and Venturoil have been studying the possibility of re-activating the Cadlao Field which last produced in 1991.

3.0 Service Contract 6B (Bonita)

Blade Petroleum and Venturoil continue their due diligence and technical studies of the block. Their option to farm-in is under consideration by the Bonita consortium.

4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

Production and Operations Review

1st Quarter 2008 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	Total
January	12,516	5,613	18,129
February	0	4,083	4,083
March	12,529	7,690	20,219
Total	**25,045**	**17,386**	**42,431**

The consortium completed 4 shipments to Pilipinas Shell during the period, involving 25,045 barrels of crude from Nido and 25,194 barrels from Matinloc. As of March 31, 2008, about 530 barrels of Matinloc crude were left onboard the storage tanker from the last Matinloc lifting.

5.0 Service Contract No. 14 (Retention Block, Tara, Libro and North Matinloc)

Blade Petroleum and Venturoil continue with their due diligence on the different areas under consideration. PHILODRILL continues to provide them with technical data and assistance in their studies.

6.0 Service Contract No. 14 C-1 (Galoc)

Galoc Production Company (GPC), the operator of SC 14-Galoc Block, commenced drilling in October 2007 using the drillship "Energy Searcher", initially with the top holes of the 2 programmed development wells and a pilot hole and later on with the full well drilling following a batch drilling program. The drilling phase of the Galoc Development –Phase 1 was completed on January 7, 2008. A total of some 2,900 meters of reservoir contact is now "behind steel" as per the Galoc Plan of Development.

The rig remained in the location for the installation of the subsea trees and completion and flow cleaning of the wells. Galoc-3 ST 1 flowed oil to the surface at a restricted rate of about 5,200 barrels of oil per day on a 48/64-inch choke, while Galoc-4 flowed at a restricted rate of 6,150 barrels per day with a choke setting of 52/64-inch. The clean up flow confirmed both well and completion integrity and their ability to flow to the surface. The drillship finally sailed away on February 29 and was released from service to the project upon its arrival to Singapore on March 7, 2008.

GPC immediately commenced the installation of subsea facilities and the mooring and riser system for the FPSO using the construction vessel "Lewek Champion". The work involved installation of over 1,200 tons of equipment on the sea bed. The installation work was completed on March 29, 2008. As of end-March 2008, the FPSO "Rubicon Intrepid" was still undergoing final conversion at Batangas Bay as part of the pre-commissioning activities leading to its eventual hook-up to the Galoc wells.

7.0 Service Contract 14 C-2 (West Linapacan)

Following a meeting with the West Linapacan Consortium in November 2007, Pitkin Petroleum amended its proposed farm-in agreement to reflect the parties' position on certain issues of the

contract, including historical costs and the abandonment of existing wells. By end of the 1st quarter of 2008, all the partners except Oriental Petroleum have executed the farm-in agreement.

8.0 Service Contract No. 41 (Sulu Sea)

Tap Oil (Philippines) Pty Ltd is now finalizing negotiations for a drilling rig to be mobilized in the Sulu Sea area by June 2008, and is also in the process of finalizing work to rank the top 4 prospects identified in the 3D seismic data acquired in July 2007.

In connection with the drilling, Tap Oil submitted for approval by the Joint Venture the budgets for the two wells which they plan to drill back to back. Tap Oil offers to drill the second well on a sole-risk basis with Salamander Energy but would allow the Filipino partners to back-in by paying a premium consistent with the SC 41 Joint Operating Agreement.

9.0 Service Contract No. 53 (Onshore Mindoro)

The consortium continued to wait on the DOE's action on the farm-in application which was submitted by the SC 53 partners Laxmi, Philodrill, Anglo and Basic and farminee Pitkin Petroleum in September 2007. Pitkin had proposed to assume Laxmi's 70% interests and the operatorship of the block by carrying the Filipino partners for a seismic program with an initial minimum commitment of USD 1.5 MM. Pitkin subsequently increased its seismic work program cost to USD 3.0 MM.

10.0 SWAN BLOCK

Philodrill continue to wait for any firm indication of PNOC-EC's response to the proposed participation in SC 57 and SC 58. We have provided PNOC-EC with relevant technical data on West Linapacan to assess the block's potential and the merit of Philodrill's proposed equity swap.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 31 March 2008).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: ______________
FRANCISCO A. NAVARRO
Executive Vice President

Date: 5/12/08
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION

Balance Sheets	Consolidated	
	(Unaudited) March 31	(Audited) December 31
	2008	2007
ASSETS		
Current Assets		
Cash & short term placements	3,523,471	3,825,792
Receivables	72,807,581	57,435,816
Crude oil inventory	396,476	9,683,430
Advances to affiliated companies - net	7,461,039	7,309,559
Other current assets	176,675	125,820
Total Current Assets	84,365,242	78,380,417
Noncurrent Assets		
Property and equipment - net	277,212,153	277,998,366
Investment Property	125,843	125,843
Investments - Associates	213,742,286	211,617,086
Available-for-sale investments	111,074,386	126,129,684
Deferred oil exploration and devt costs - net	840,029,740	839,696,430
Other noncurrent assets	774,600	811,015
Total Noncurrent Assets	1,442,959,007	1,456,378,424
TOTAL ASSETS	1,527,324,249	1,534,758,841
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Trade and other payables	22,065,285	21,358,231
Current portion of long-term debt	85,724,515	88,724,515
Advances from related companies	15,814,762	15,782,024
Dividends payable	5,013,853	5,013,853
Subscriptions payable	2,069,233	2,069,233
Total Current Liabilities	130,687,648	132,947,856
Noncurrent Liabilities		
Pension liability	3,471,536	3,471,536
Total Noncurrent Liabilities	3,471,536	3,471,536
Stockholders' Equity		
Capital stock - P0.01 par value		
Authorized - 155 billion shares		
Issued	1,534,949,111	1,529,187,292
Subscribed	1,331	5,763,151
Subscriptions receivable	(686)	(818,070)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(102,930,762)	(87,875,464)
Retained Earnings	(40,477,941)	(49,541,472)
Total Stockholders' Equity	1,393,165,065	1,398,339,449
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	1,527,324,249	1,534,758,841
	0	0

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to March 31 2008	January 1 to March 31 2007
REVENUES		
Share in petroleum operations	46,386,896	38,946,103
Equity in net earnings of associates	2,125,200	1,623,000
Miscellaneous	186,575	1,061,520
	48,698,671	41,630,623
INTEREST INCOME	2,369,059	936,924
FOREIGN EXCHANGE GAINS (LOSSES)	(439,296)	68,174
COSTS AND EXPENSES		
Interest and financing charges	(3,951,156)	(3,743,658)
Share in costs and operating	(30,051,175)	(25,118,046)
General and administrative	(7,562,573)	(9,159,313)
	(41,564,904)	(38,021,017)
INCOME	9,063,530	4,614,703

Earnings per share was computed as follows:

	2008	2007
Net income (loss)	9,063,530	4,614,703
Weighted average number of shares	153,495,044,287	153,494,401,600
Income (Loss) per share	0.00006	0.00003

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	January 1 to March 31 2008	January 1 to March 31 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	9,063,530	4,614,703
Adjustments for:		
Depletion, depreciation and amortization	860,153	1,132,931
Equity in net losses (earnings) of associates - net	(2,125,200)	(1,623,000)
Operating loss before working capital changes	7,798,483	4,124,634
Decrease (increase) in:		
Receivables	(14,197,318)	(14,742,758)
Crude oil inventory	9,286,954	7,507,345
Other current assets	(50,853)	(7,351)
Increase in accounts payable and accrued expenses	(588,332)	(29,562,441)
Net cash from (used in) operating activities	2,248,934	(32,680,570)
CASH FLOWS FROM INVESTING ACTIVITIES		
Reductions in (additions to):		
Property and equipment	(73,940)	(68,799)
Deferred oil exploration and development costs	(333,310)	(860,384)
Advances to affiliated companies - net	80,212	(186,546)
Investments	0	57,424,539
Other noncurrent assets	(41,600)	(879,870)
Subscriptions payable	0	237,478
Net cash from (used in) investing activities	(368,638)	55,666,418
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (Payments) of:		
Subscriptions receivable	817,383	4,000
Loans payable	(3,000,000)	(24,415,114)
Net cash from (used in) financing activities	(2,182,617)	(24,411,114)
NET INCREASE (DECREASE) IN CASH	(302,321)	(1,425,266)
CASH, BEGINNING	3,825,792	5,239,364
CASH, ENDING	3,523,471	3,814,098

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	March 2008	March 2007
CAPITAL STOCK - P0.01 par value		
Authorized - 155 billion shares		
Issued		
Balance at the beginning of year	1,529,187,292	1,527,632,861
Issuance during the first quarter	5,761,819	20,000
Balance at end of first quarter	1,534,949,111	1,527,652,861
Subscribed		
Balance at the beginning of year	5,763,151	7,311,155
Issuance during the first quarter	(5,761,819)	(20,000)
Balance at end of first quarter	1,332	7,291,155
Subscriptions receivable		
Balance at the beginning of year	(818,070)	(1,157,679)
Collection of subscriptions receivable	817,384	4,000
Balance at end of first quarter	(686)	(1,153,679)
Paid in capital from sale of treasury		
Balance at the beginning of year	1,624,012	1,624,012
Movement during the first quarter	0	0
Balance at end of first quarter	1,624,012	1,624,012
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(87,875,464)	(82,807,262)
Adjustment during the first quarter	(15,055,575)	5,738,242
Balance at end of first quarter	(102,931,039)	(77,069,020)
Retained Earnings		
Balance at the beginning of year	(49,541,472)	(77,597,129)
Net income (loss) for the first quarter	9,063,530	4,614,703
Balance at end of first quarter	(40,477,942)	(72,982,426)
Total Stockholders' Equity	1,393,164,788	1,385,362,903

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE QUARTER ENDED MARCH 31, 2008

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,604,305	281,979	350,471		1,535,813		1,535,813
	1,604,305	281,979	350,471	0	1,535,813	0	1,535,813

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE QUARTER ENDED MARCH 31, 2008

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates:									
Penta Capital Investment Corp.	1,600,000	167,363,810	2,125,200				1,600,000	169,489,010	
Penta Capital Holdings, Inc.	300,000	44,253,276					300,000	44,253,276	
		211,617,086	2,125,200	0	0	0		213,742,286	0
Amount shown under the caption "Available For Sale Investments"									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	6,000	5,907				0	6,000	5,907	
Vulcan Industrial & Mining Corp.	3,910,000	5,042,138				0	3,910,000	5,042,138	
United Paragon Mining Corp.	72,177,467	72,983,955					72,177,467	72,983,955	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
South China Petroleum Explo., Inc.	2,778,457	3,392,405					2,640,034	3,392,405	
Fil-Estate Land, Inc.	5,188,800	10,423,888					5,188,800	10,423,888	
CJH Golf Club, Inc.	17	10,200,006					17	10,200,006	
		213,986,943	0	0	0	0		213,986,943	0
less-allowance for decline in market value		87,857,259				(15,055,298)		102,912,557	
		126,129,684		0		(15,055,298)		111,074,386	
		337,746,770	2,125,200	0	0	(15,055,298)	0	324,816,672	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE QUARTER ENDED MARCH 31, 2008

Name of Affiliate	Beginning Balance	Ending Balance
Vulcan Industrial and Mining Corporation	1,503,115	1,486,472
Fil-Energy Corporation	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Pacific Rim Export Holdings, Corporation	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
United Paragon Mining Corporation	21,384	189,527
	12,923,657	13,075,157
Less-allowance for doubtful accounts	5,614,118	5,614,118
	7,309,539	7,461,039

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2008

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	562,631,834				562,631,834
Office condominium units and improvements	5,425,001				5,425,001
Office furniture, fixtures and equipment	11,276,969	73,940			11,350,909
Transportation equipment	10,277,196				10,277,196
	589,611,000	73,940	0	0	589,684,940

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2008

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	293,279,142	161,186			293,440,328
Office condominium units and improvements	5,262,157	22,938			5,285,095
Office furniture, fixtures and equipment	10,360,229	162,169			10,522,398
Transportation equipment	2,711,106	513,860			3,224,966
	311,612,634	860,153	0	0	312,472,787

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2008

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	881,308,104	333,310				881,641,414
less-Allowance for unrecoverable deferred oil explo costs	(41,611,674)					(41,611,674)
	839,696,430	333,310	0	0	0	840,029,740

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE QUARTER ENDED MARCH 31, 2008

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Metropolitan Bank and Trust Company	40,724,515	40,724,515	0
Penta Capital Investment Corporation	45,000,000	45,000,000	0
	85,724,515	85,724,515	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE QUARTER ENDED MARCH 31, 2008

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P0.01 par value	155,000,000,000	153,494,911,189	133,098	0	736,109,366	152,758,934,921

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE FIRST QUARTER ENDED MARCH 31, 2008

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade recevlables									
1) Account with contract operator	50,800,398	25,155,962	22,144,617		2,007,317			1,492,501	
less allowance for doubtful accounts	0								
Net Trade Receivables	50,800,398	25,155,962	22,144,617	0	2,007,317	0	0	1,492,501	0
b) Non-trade receivables									
1) Accrued interest receivable	21,471,899	26,577	51,439	244,017	0	513,216	652,234	19,984,416	#REF!
less allowance for doubtful accounts	(3,678,279)							(3,678,279)	
2) Account with officers and employees	1,535,813	82,208			1,453,605				
3) Dividend receivable	2,250,000						2,250,000		
4) Others	3,855,311	122,100			305,651			3,427,560	
less allowance for doubtful accounts	(3,427,560)							(3,427,560)	
Net Non-Trade Receivables	22,007,184	230,885	51,439	244,017	1,759,256	513,216	2,902,234	16,306,137	0
Net Receivables	72,807,582	25,386,847	22,196,056	244,017	3,766,573	513,216	2,902,234	17,798,638	0

Summary of Significant Accounting and Financial Reporting Policies

Basis of Preparation

The accompanying financial statements, which have been prepared for submission to the SEC, have been prepared under the historical cost basis except for crude oil inventory which is valued at market and AFS investments which are measured at fair value. The financial statements are presented in Philippine peso (Peso) which is the Parent Company's functional currency.

Statement of Compliance

The financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year except for the changes in accounting policies resulting from the following:

Adoption of New accounting standard, Amendment to existing accounting standard and Philippine Interpretations based on International Financial Reporting Interpretations Committee (IFRIC) Interpretations, effective to the Group beginning January 1, 2007:

- PFRS 7, *Financial Instruments: Disclosures*, introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces the requirements in Philippine Accounting Standard (PAS) 30, *Disclosure in the Financial Statements of Banks and Similar Financial Institutions*, and PAS 32, *Financial Statements, Disclosure and Presentation*. It is applicable to all entities that report under PFRS.

  The Group adopted the amendment to the transitional provisions of PFRS 7, as approved by the Financial Reporting Standards Council of the Philippines, which gives transitory relief with respect to the presentation of comparative information for the new risk disclosures about the nature and extent of risks arising from financial instruments. Accordingly, the Group did not need to present comparative information for the disclosures required by PFRS 7 paragraphs 31-42, unless the disclosure was previously required under PAS 30 and 32. Adoption of PFRS 7 resulted in additional disclosures, which are included throughout the financial statements. The additional disclosures are found in Notes 21 and 22.

- Amendment to PAS 1, *Presentation of Financial Statements: Capital Disclosures*, requires the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such

noncompliance. The additional disclosures resulting from the adoption of the amendment to PAS 1 are found in Note 23.

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies*, provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax. This interpretation is currently not applicable to the Group as it does not operate in a hyperinflationary environment.

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2, Share-based Payment*, requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives*, establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment*, prohibits the reversal of impairment on goodwill and available-for-sale equity financial assets recognized in interim financial reports even if impairment is no longer present at the annual balance sheet date.

The adoption of Philippine Interpretations IFRIC 8, 9 and 10 did not have an effect to consolidated financial statements.

New Accounting Standard, Amendments to Existing Standards and

Interpretations Effective Subsequent to 2007

The following new PFRS, amendments to existing PAS and Interpretations are effective subsequent to December 31, 2007:

- PFRS 8, *Operating Segments* (effective for annual periods beginning on or after January 1, 2009), requires a management approach to reporting segment information. PFRS 8 will replace PAS 14, *Segment Reporting*, and is required to be adopted only by entities whose debt or equity instruments are publicly traded, or are in the process of filing with the SEC for purposes of issuing any class of instruments in a public market. The Group is currently in the process of assessing the impact of this PFRS.

- Amendment to PAS 1, *Presentation of Financial Statements* (effective for annual periods beginning on or after January 1, 2009), introduces new disclosures to aggregate information in the financial statements on the basis of shared characteristics. It requires the following presentations: (a) all changes in equity arising from transactions with owners are to be presented separately from non-owner changes in equity, (b) income and expenses are to be presented in one statement (a statement of comprehensive income) or in two statements

(a separate income statement and a statement of comprehensive income), separately from owner changes in equity, (c) components of other comprehensive income to be displayed in the statement of comprehensive income and, (d) total comprehensive income to be presented in the financial statements. The additional disclosures required by the Amendment will be included in the consolidated financial statements upon the effectivity of this Amendment.

- Amendment to PAS 23, *Borrowing Costs* (effective for annual periods beginning on or after January 1, 2009), eliminates the option to immediately recognize borrowing cost as expense if they are directly attributable to the acquisition, construction or production of a qualifying asset. The Group is currently in the process of assessing the impact of this amendment.

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Share Transactions* (effective for annual periods beginning on or after March 1, 2007), requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when the subsidiary's employees receive rights to the equity instruments of the parent. The Group currently does not have any stock option plan and therefore, does not expect this Interpretation to have a significant impact to its consolidated financial statements when adopted.

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements* (effective for annual periods beginning on or after January 1, 2008), covers contractual arrangements arising from private entities providing public services. The Group expects that the adoption of this Interpretation will not have a significant impact on the consolidated financial statements as it does not have service concession arrangements.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes* (effective for annual periods beginning on or after July 1, 2008), requires loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. The Group currently does not have such programs and expects that the adoption of this Interpretation will not have an impact on the consolidated financial statements.

- Philippine Interpretation IFRIC 14, *The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction* (effective for annual periods beginning on or after January 1, 2008), provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under PAS 19, *Employee Benefits*. The Group expects that the adoption of this Interpretation will not have a significant impact on the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements consist of the financial statements as of December 31, 2007 of the Parent Company and its newly acquired, wholly-owned subsidiary, PGO.

Acquisition of PGO

On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date. At acquisition date, PGO has only one asset which is the deferred oil exploration costs related to participating interests held and has a carrying value ₱31.9 million. Since there was no fair value available for this type of asset, the Parent Company assumed that the carrying value is the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired is ₱32.6 million which resulted to a goodwill of ₱0.6 million. The Parent Company immediately impaired this goodwill at the acquisition date.

Subsidiaries are fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the date of acquisition or up to the date of disposal, as appropriate.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Inter-company balances and transactions, including inter-company profits and unrealized profits and losses, are eliminated. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date such control ceases.

Cash

Cash consists of cash on hand and with banks.

Financial Instruments

Financial assets are categorized as financial assets at fair value through profit or loss (FVPL), loans and receivables, held-to-maturity (HTM) investments, and AFS investments, as appropriate. Financial liabilities are categorized as financial liabilities at FVPL and other financial liabilities at amortized cost.

Date of recognition

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments

Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at FVPL, includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: HTM investments, AFS investments, FVPL financial assets, and loans and receivables. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

Determination of fair value

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction fro transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day1 Profit

Where the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Financial Assets or Financial Liabilities at FVPL

Financial assets or financial liabilities at FVPL include financial assets or financial liabilities held for trading and those designated upon initial recognition as at FVPL.

Trading instruments

Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Dividends, interests, and gains or losses on financial instruments held for trading are recognized in the consolidated statement of income.

Financial assets or financial liabilities held for trading, comprising financial instruments held for trading other than derivatives, are recorded in the consolidated balance sheet at fair value. Changes in fair value, interest and dividend income or expense are recognized in consolidated statement of income, according to the terms of the contract, or when the right to the payment has been established.

The Group as of December 31, 2007 and the Company as of December 31, 2006 has no financial assets or financial liabilities classified as held for trading.

Financial instruments designated on initial recognition as at FVPL

Financial instruments may be designated at initial recognition as at FVPL if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing the gains or losses on them on a different basis; (ii) the assets are part of a group of financial assets which are managed and their performance evaluated on fair value basis, in accordance with a documented risk management strategy; or (iii) the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or if it is clear, with little or no analysis, that it would not be separately recorded.

As of December 31, 2007 and 2006, the Group and the Company, respectively, has no financial assets or financial liabilities designated as at FVPL.

Embedded derivatives

An embedded derivative is separated from the host financial or non-financial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of income.

The Group as of December 31, 2007 and the Company as of December 31, 2006, has no embedded derivatives.

HTM Investments

HTM investments are quoted non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these HTM investments are subsequently measured at amortized cost using the effective interest rate method, less any impairment in value.

Amortized cost is calculated by taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process. Assets under this category are classified as current assets if maturity is within 12 months otherwise these are classified as non-current assets.

As of December 31, 2007 and 2006, the Group and the Company has no HTM investments.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

As of December 31, 2007 and 2006, the Group's loans and receivables consist of cash in bank, receivables and advances to related companies.

AFS Investments

AFS investments are non-derivative financial assets that are designated as AFS or are not classified in any of the three other categories. The Group designates financial instruments as AFS if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS investments are measured at fair value with unrealized gains or losses being recognized directly in equity as "Unrealized valuation losses on AFS investments".

When the investment is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of income. Interest earned on the investments is reported as interest income using the effective interest rate method. Dividends earned on investments are

recognized in the consolidated statement of income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

Note 9 discusses details of the Parent Company's AFS investments as of December 31, 2007 and 2006.

Other Financial Liabilities

Other financial liabilities at amortized cost are initially recorded at fair value, less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

As of December 31, 2007 and 2006, the Group's other financial liabilities consist of trade and other payables, advances from related companies, dividends payable, long-term debt, and subscriptions payable.

Offsetting Financial Instruments

Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Derecognition of Financial Assets and Financial Liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of

the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Impairment of Financial Assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount an the present value of estimated future cash flows discounted at the current market rate of return of a similar financial asset.

Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as a difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be

reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in the group of financial assets with similar credit risk and characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

AFS investments

For AFS investments, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS investments, this would include a significant or prolonged decline in the fair value of the investments below its cost. Where there is evidence of impairment, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income.

Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded as part of 'interest income' in the consolidated statement of income. If subsequently, the fair value of a debt instrument increased and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

<u>Crude Oil Inventory</u>

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are recognized in the consolidated statement of income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

The assets' useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of income.

Impairment or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Parent Company's associates' and the related proportionate interest on them are as follows:

PentaCapital Investments Corporation (PentaCapital)	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	13.76

The Parent Company has significant influence over the financial and operating policies of Penta Holdings, and thus, deemed as the Parent Company's associates.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets and included principally in the "Property

and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheet and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Group also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs

The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed, permanently withdrawn from use or when no future economic benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Noncurrent, Nonfinancial Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset

exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

<u>Foreign Currency-Denominated Transactions and Translations</u>

Items included in financial statements of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group. Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are retranslated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of income.

<u>Revenue Recognition</u>

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

<u>Borrowing Costs</u>

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

<u>Pension Benefits</u>

Pension Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The post-employment benefit paid to all employees in the Group qualifies as a post-employment defined benefit plan.

Pension liability recognized in the consolidated balance sheet comprises the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit cost method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity which approximate the terms of the related retirement liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10.00% of the value of plan assets or 10.00% of the defined benefit obligation are spread to income over the employees' expected average remaining working lives.

Past service costs are recognized immediately in income, unless the changes to the retirement plan are conditional on the employees remaining in service for a specified period of time (the vesting

period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Operating Leases

Leases where the Group retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Income Taxes

Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and carryforward benefits of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, excess MCIT over RCIT and NOLCO can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Group is considered one operating segment, which is the petroleum operation.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 August 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,458,796
Loans Payable	₱ 73,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of July 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

July 31, 2007

Number of Issued and Outstanding Shares	**153,494,458,796**
Number of Stockholders	**9,731***
Number of Shareholders owning at least one (1) Board lot each	**7,459**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱.011 to .025**
Market Price as of July 31, 2007	**₱ 0.023**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-372

August 03, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of July 31, 2007, to wit:

	Shares
Total Outstanding	153,494,458,796
Foreign Ownership Limit (40%)	61,397,783,518
Actual Foreign Ownership (1.758%)	2,698,462,109

	Date
Transaction (settlement) last Processed by PCD	April 12, 2007
Last transaction (DT) processed by FSTI	July 31, 2007

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 September 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,458,796
Loans Payable	₱ 72,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of August 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

August 31, 2007

Number of Issued and Outstanding Shares	**153,494,132,958**
Number of Stockholders	**9,678***
Number of Shareholders owning at least one (1) Board lot each	**7,416**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱.011 to .025**
Market Price as of August 31, 2007	**₱ 0.022**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-420

September 03, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of August 31, 2007, to wit:

	Shares
Total Outstanding	153,494,132,958
Foreign Ownership Limit (40%)	61,397,653,183
Actual Foreign Ownership (1.758%)	2,698,462,109

	Date
Transaction (settlement) last Processed by PCD	August 21, 2007
Last transaction (DT) processed by FSTI	August 31, 2007

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 October 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of September 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

September 30, 2007

Number of Issued and Outstanding Shares	**153,494,458,796**
Number of Stockholders	**9,668***
Number of Shareholders owning at least one (1) Board lot each	**7,401**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱.011 to .025**
Market Price as of Sept. 30, 2007	**₱ 0.026**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-466

October 03, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of September 30, 2007, to wit:

	Shares
Total Outstanding	153,494,132,958
Foreign Ownership Limit (40%)	61,397,653,183
Actual Foreign Ownership (1.758%)	2,698,462,109

	Date
Transaction (settlement) last Processed by PCD	August 28, 2007
Last transaction (DT) processed by FSTI	September 28, 2007

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operation

/dgm

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

____

Amendment Designation (If applicable)

____

Period Ended Date

____

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **07 November 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of October 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

October 31, 2007

Number of Issued and Outstanding Shares	**153,494,458,796**
Number of Stockholders	**9,633***
Number of Shareholders owning at least one (1) Board lot each	**7,368**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱.026 to .05**
Market Price as of Oct. 31, 2007	**₱ 0.031**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-505

November 05, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of October 31, 2007, to wit:

	Shares
Total Outstanding	153,494,132,958
Foreign Ownership Limit (40%)	61,397,653,183
Actual Foreign Ownership (1.757%)	2,697,982,113

	Date
Transaction (settlement) last Processed by PCD	September 28, 2007
Last transaction (DT) processed by FSTI	October 30, 2007

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SEC RRAD
DEC 07 2007
CENTRAL RECEIVING UNIT

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 December 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 69,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of November 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

November 30, 2007

Number of Issued and Outstanding Shares	**153,494,132,958**
Number of Stockholders	**9,567***
Number of Shareholders owning at least one (1) Board lot each	**7,322**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱.026 to .05**
Market Price as of Nov. 30, 2007	**₱ .026**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Co
No. 27 Brixton cor. Fairlane Sts., Pasig City I
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail fsti@compass.com.ph

JCS/DGM-07-546

December 03, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of November 30, 2007, to wit:

	Shares
Total Outstanding	153,494,132,958
Foreign Ownership Limit (40%)	61,397,653,183
Actual Foreign Ownership (2.203%)	3,382,603,932

	Date
Transaction (settlement) last Processed by PCD	November 15, 2007
Last transaction (DT) processed by FSTI	November 29, 2007

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **07 January 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 88,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

December 31, 2007

Number of Issued and Outstanding Shares	**153,494,132,958**
Number of Stockholders	**9,540***
Number of Shareholders owning at least one (1) Board lot each	**7,302**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱.026 to .05**
Market Price as of Dec. 31, 2007	**₱.031**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg. Philex Mining C...
No. 27 Brixton cor. Fairlane Sts., Pasig City I...
Tel No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-08-008

January 04, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of December 31, 2007, to wit:

	Shares
Total Outstanding	153,494,132,958
Foreign Ownership Limit (40%)	61,397,653,183
Actual Foreign Ownership (2.203%)	3,382,603,932

	Date
Transaction (settlement) last Processed by PCD	December 11, 2007
Last transaction (DT) processed by FSTI	December 28, 2007

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SEC FEB 06 2008 CENTRAL RECEIVING AND RECORDS DIVISION

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 February 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 87,724,515.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of January 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

January 31, 2008

Number of Issued and Outstanding Shares	**153,495,044,287**
Number of Stockholders	**9,502***
Number of Shareholders owning at least one (1) Board lot each	**7,266**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	**₱.026 to .05**
Market Price as of Jan. 31, 2008	**₱ 0.026**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Cor
No. 27 Brixton cor. Fairlane Sts., Pasig City 16
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail fsti@compass.com.ph

JCS/DGM-08-052

February 04, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of January 31, 2008, to wit:

	Shares
Total Outstanding	153,495,044,287
Foreign Ownership Limit (40%)	61,398,017,714
Actual Foreign Ownership (2.203%)	3,382,603,932

	Date
Transaction (settlement) last Processed by PCD	January 22, 2008
Last transaction (DT) processed by FSTI	January 31, 2008

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 March 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 86,724,515.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of February 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

February 29, 2008

Number of Issued and Outstanding Shares	**153,495,044,287**
Number of Stockholders	**9,490***
Number of Shareholders owning at least one (1) Board lot each	**7,255**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	**₱.026 to .05**
Market Price as of Feb. 29, 2008	**₱ 0.029**
Shares per Board Lot	**100,000**

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-08-099

March 03, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of February 29, 2008, to wit:

	Shares
Total Outstanding	153,495,044,287
Foreign Ownership Limit (40%)	61,398,017,714
Actual Foreign Ownership (2.203%)	3,382,603,932

	Date
Transaction (settlement) last Processed by PCD	February 7, 2008
Last transaction (DT) processed by FSTI	February 29, 2008

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 April 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

   6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 85,724,514.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

March 31, 2008

Number of Issued and Outstanding Shares	**153,495,044,287**
Number of Stockholders	**9,484***
Number of Shareholders owning at least one (1) Board lot each	**7,234**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	**₱.026 to .05**
Market Price as of March 31, 2008	**₱ 0.029**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg. Philex Mining Corp.
No. 27 Brixton cor Fairlane Sts, Pasig City 1603
Tel No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com ph

JCS/DGM-08-136

April 03, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of March 31, 2008, to wit:

	Shares
Total Outstanding	153,495,044,287
Foreign Ownership Limit (40%)	61,398,017,714
Actual Foreign Ownership (2.198%)	3,375,060,219

	Date
Transaction (settlement) last Processed by PCD	February 21, 2008
Last transaction (DT) processed by FSTI	March 31, 2008

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 May 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 84,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of April 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

April 30, 2008

Number of Issued and Outstanding Shares	**153,495,044,287**
Number of Stockholders	**9,477***
Number of Shareholders owning at least one (1) Board lot each	**7,226**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱.026 to .05**
Market Price as of April 30, 2008	**₱ 0.029**
Shares per Board Lot	**100,000**

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-08-199

May 05, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of April 30, 2008, to wit:

	Shares
Total Outstanding	153,495,044,287
Foreign Ownership Limit (40%)	61,398,017,714
Actual Foreign Ownership (2.393%)	3,673,394,101

	Date
Transaction (settlement) last Processed by PCD	April 15, 2008
Last transaction (DT) processed by FSTI	April 29, 2008

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 June 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office / Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 83,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
June 5, 2008
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of May 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

May 31, 2008

Number of Issued and Outstanding Shares	**153,495,044,287**
Number of Stockholders	**9,468***
Number of Shareholders owning at least one (1) Board lot each	**7,216**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	**₱.026 to .05**
Market Price as of May 31, 2008	**₱ 0.032**
Shares per Board Lot	**100,000**

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-08-243

June 03, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of May 31, 2008, to wit:

	Shares
Total Outstanding	153,495,044,287
Foreign Ownership Limit (40%)	61,398,017,714
Actual Foreign Ownership (2.393%)	3,673,394,101

	Date
Transaction (settlement) last Processed by PCD	May 20, 2008
Last transaction (DT) processed by FSTI	May 29, 2008

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 July 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 82,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
July 4, 2008
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

June 30, 2008

Number of Issued and Outstanding Shares	**153,495,044,287**
Number of Stockholders	**9,448***
Number of Shareholders owning at least one (1) Board lot each	**7,196**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	**₱.026 to .05**
Market Price as of June 30, 2008	**₱ 0.033**
Shares per Board Lot	**100,000**

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-08-289

July 03, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of June 30, 2008, to wit:

	Shares
Total Outstanding	153,495,044,287
Foreign Ownership Limit (40%)	61,398,017,714
Actual Foreign Ownership (2.393%)	3,673,394,101

	Date
Transaction (settlement) last Processed by PCD	June 17, 2008
Last transaction (DT) processed by FSTI	June 27, 2008

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **24 September 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 72,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
September 24, 2007
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

We are submitting herewith a press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project in which our Company is involved.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

24 September 2007

Galoc Field Development – Drill Ship Energy Searcher On-Hire

Galoc Production Company W.L.L., the Operator of Galoc Field offshore Palawan, Philippines, is pleased to advise that the drill ship 'Energy Searcher' has today come 'on-hire' to the Galoc Project. She is set to sail for the Philippines end of the month after equipment required for the Galoc development wells has been loaded on board. Arrival in the Galoc field will be about a week later, upon which construction of the development wells will commence and continue until late December 2007, subject to weather.

Installation of the seabed equipment will then be undertaken prior to arrival of the FPSO with commencement of production during first quarter 2008.

Registered Office: National Bank of Bahrain Tower, 18th Floor (181), Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg, Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

Galoc Production Company

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

Additional Notes

The Galoc field is located in Service Contract SC14-C (Galoc Sub Block) in 290m of water approximately 65km north west of Palawan in the Republic of the Philippines. The development involves the construction of two subsea completed horizontal production wells, with extended reservoir contacts, tied back to a Floating Production Storage and Offloading ("FPSO") facility via a short seabed pipeline and mid-water riser system. Oil reserves are estimated to be approximately 10 million barrels. The reserves estimate and requirement for additional wells and facility capacity will be reassessed following an analysis of results from both development drilling and initial field production performance.

The participating interests in the Galoc Field are as follows:

Participant	Participating Interest %
Galoc Production Company W.L.L. (Operator)	58.29
Nido Petroleum Philippines Pty Ltd	22.28
The Philodrill Corporation	7.02
Oriental Petroleum & Minerals Corporation	4.97
Linapacan Oil Gas & Power Corporation	2.61
Forum Energy Philippines Corporation	2.27
Alcorn Gold Resources Corporation	1.53
PetroEnergy Resources Corporation	1.03

Further information on GPC and the Galoc Field can be obtained from:

- GPC's website www.galoc.com
- via email at enquiry@galoc.com
- or by contacting

Jeff Davison, Chief Operating Officer
Tel: +65 6248 5360

Registered Office: National Bank of Bahrain Tower, 18th Floor (181), Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg, Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 September 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 72,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that per letter of the Department of Energy dated September 24, 2007, which we received today, the farmin of the Vitol GPC Investment S.A. in Service Contract No. 6A has been approved. The Participating Interest of the Parties are as follows:

Vitol	70.00%
Philodrill	13.329%
PetroEnergy	5.001%
Anglo	3.333%
Trans-Asia	2.334%
Vulcan	2.166%
Forum Energy	1.668%
Philex	1.668%
Alcorn Gold	0.501%
	100.000%

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **09 October 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
October 9, 2007.
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Attached is the Daily Drilling Bulletin issued by the Department of Energy regarding the drilling of the Galoc-3 Well.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

Republic of the Philippines
DEPARTMENT OF ENERGY

GPC
08 OCT 2007
RECEIVED

DAILY DRILLING BULLETIN
8 October 2007

GALOC-3 WELL (NW PALAWAN BASIN)

Over the weekend, Galoc Production Company (GPC), operator of Service Contract (SC) No. 14C, has started to undertake the drilling activity over the SC area with the spudding of Galoc-3 pilot hole on 7 October 2007 at 0100 hours. The operator is using the drill ship Energy Searcher that has arrived on location last Friday, 5 October 2007. The well has been drilled to a depth of 363 meters and the operator is currently running-in-hole the 30-inch casing.

The activity will involve initially the drilling of a pilot hole that aims to determine the geological properties of the reservoir in the southern portion of the field that will be utilized for planning and design of the succeeding production well/s. On the other hand, the Galoc-3 and -4 are both horizontal wells that will drain the southern and central areas of the field, respectively.

The wells that will be drilled in 290 meters of water are located approximately 65 kilometers northwest of Palawan Island. The drilling of the pilot hole and two horizontal wells will take about 82 days to complete, and the subsequent Extended Production Test (EPT) shall be carried out for a period of at least 180 days. The appraisal program is designed to collect sufficient information to optimize the trajectories of the production wells and also to support any future decision for further development of the field.

The targeted structure has an estimated recoverable reserves of about 16 million barrels. Initial phase of development involves a capital investment of approximately US$86 million.

GPC is a joint venture company of Vitol GPC Investments S. A. and minor partners Cape Energy Philippines S. A. and Team Oil Limited. GPC has 58.30% stake in the project, while Nido Petroleum Philippines Pty. Ltd. has 22.30% and the Filipino consortium consisting of Philodrill Corporation, Alcorn Gold Resources, Forum Energy, Oriental Petroleum, PetroEnergy and Phoenix Energy Corporation have a combined 19.40% participating interest in the block.

(signed)
RAMON ALLAN V. OCA
Director
Energy Resource Development Bureau

IUO/rdp

Republic of the Philippines
DEPARTMENT OF ENERGY

DAILY DRILLING BULLETIN
9 October 2007

GALOC-3 WELL (NW PALAWAN BASIN)

Galoc Production Company (GPC), operator of Service Contract (SC) No. 14C, has set and cemented the 30-inch casing at a depth of 361.2 meters. After which, the operator resumed the activity by drilling ahead the 17-½ inch section of the hole. The well is presently at a depth of 408 meters, an advance of 45 meters since yesterday.

RAMON ALLAN V. OCA
Director
Energy Resource Development Bureau

IUO/rdp

Energy Center, Merritt Rd., Fort Bonifacio, Taguig City, Metro Manila 1201 Philippines
Tel. Nos.: Trunkline (632)840-1401; Telefax (632) 840-2067; (632) 840-2138; (632) 840-4244; Fax (632) 840-1731; Hotline (632) 840-2130
Website: www.doe.gov.ph E-mail: info@doe.gov.ph

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **10 October 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
October 9, 2007
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Attached is the Daily Drilling Bulletin issued by the Department of Energy regarding the drilling of the Galoc-3 Well.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

Republic of the Philippines
DEPARTMENT OF ENERGY

DAILY DRILLING BULLETIN
10 October 2007

GALOC-3 WELL (NW PALAWAN BASIN)

Galoc Production Company (GPC), operator of Service Contract (SC) No. 14C, continues to drill ahead the 17-½ inch section of the hole. The well is presently at a depth of 872 meters, an advance of 464 meters since yesterday.

RAMON ALLAN V. OCA
Director
Energy Resource Development Bureau

fUO/rdp

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 October 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the regular Meeting of the Board of Directors of The Philodrill Corporation (the "Company") held today, 24 October 2007, the Board adopted resolutions approving the following:

A. Amendment of the Company's Articles of Incorporation:

1. Change in Primary Purpose, from a holding company to a **petroleum exploration and development company**.

   This change in the primary purpose is intended to reflect the current and future business focus and direction of the Company.

2. Increase in Authorized Capital Stock

   FROM : P1,550,000,000.00 divided into 155,000,000,000 shares at a par value of P0.01 per share

   TO : **P2,000,000,000.00** divided into **200,000,000,000** shares at a par value of P0.01 per share

   Stock Rights Offering

   In support of the increase in capital stock, the Company shall undertake a Stock Rights Offering of **1 share for every 4 shares held** to stockholders as of a record date to be set by the Company which shall not be less than 15 trading days from approval by the PSE of the Company's corresponding listing application.

   Other terms and conditions of the stock rights offering shall be disclosed later as soon as the same are finalized.

B. Setting of Special Stockholders' Meeting to approve the amendment of the Company's Articles of Incorporation on **16 January 2008**, Wednesday, 3:00 p.m. at a venue to be announced later.

C. Sale by public auction of all delinquent subscriptions to the Company's capital stock in accordance with Sec. 68 of the Corporation Code on **03 December 2008** from 1:30 p.m. to 5:00 p.m. at the Company's Board Room located at the 9th floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 October 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our disclosure letter dated 24 October 2007, please be advised that the Special Stockholders' Meeting of The Philodrill Corporation set on 16 January 2008 will be held at 3:00 p.m. at the Banahaw Ballroom, The Legend Villas, 60 Pioneer Street, Mandaluyong City 1550 Philippines.

The Board of Directors fixed the close of business on 14 November 2007 as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **08 November 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that there was a typographical error in Item C of our disclosure dated 25 October 2007.

The correct date set for the public auction of all delinquent subscriptions to the Company's stock is 03 December **2007**, and not 03 December 2008. The public auction will be held on the same time and place as previously disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **16 November 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith one (1) pc. CD-ROM List of Stockholders as of November 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

NOV 29 2007

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **28 November 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 71,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 28 November 2007, the Board adopted resolutions approving the following:

1. Cancellation of the auction sale of delinquent subscriptions scheduled on 03 December 2007; and
2. Last call for full payment of the entire balance of all unpaid and outstanding subscriptions on or before 11 January 2008. Any subscription remaining unpaid after 11 January 2008 shall be declared delinquent anew and sold in public auction.

The foregoing matters have been resolved in view of numerous requests from stockholders and in compliance with law and the rules of the Securities and Exchange Commission (SEC).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **08 January 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 88,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find attached press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project in which our Company is involved.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **14 January 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 88,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Attached is the certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CERTIFICATION

Pursuant to the provisions of our Corporate Governance Manual required under Securities and Exchange Commission Memorandum Circular No. 2 dated April 05, 2002, I hereby certify that:

1. Compliance with SEC Memorandum Circular No. 2 dated April 5, 2002, as well as all relevant Circulars on Corporate Governance have been monitored;

2. The Philodrill Corporation, its directors, officers and employees complied with all the leading practices and principles on good corporate governance as embodied in the company's Manual;

3. All members of the Board of Directors, as well as Senior Management officers, completed and were duly certified to have attended a 2-day special seminar on Corporate Governance on July 21-24, 2003 at 9th Flr., Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City on Corporate Governance and Risk Management conducted by the De La Salle University, Professional Schools, Inc., Graduate School of Business;

4. The following are the incumbent directors and the dates of his/her election and assumption into office:

Name	Date of Election/Assumption into Office
Alfredo C. Ramos	1992 to present
Augusto B. Sunico	1984 to present
Presentacion S. Ramos	1997 to present
Walter W. Brown	2003 to present
Christopher M. Gotanco	2005 to present
Adrian S. Ramos	2006 to present
Honorio A. Poblador III	1992 to present
Nicasio I. Alcantara	1991 to present
Francisco A. Navarro	2006 to present

ADRIAN S. ARIAS
Corporate Secretary

15 JAN 2008

SUBSCRIBED AND SWORN to before me this _____ day of January 2008 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 11870622 issued on January 4, 2008 at Mandaluyong City.

Doc. No. 389;
Page No. 79;
Book No. I;
Series of 2008.

ATTY. REAN MAYO DE VERA JAVIER
Notarial Commission No. 132
Until December 2008
PTR No. 3670789/ 1-16-07/ Pasig City
IBP No. 701687/ 1-11-07/ RSM
Roll of Attorneys No 47407
3rd Level Goldloop Tower A. J. M. Escrivas Drive
Ortigas Center, Pasig City

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **16 January 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,494,132,958
Loans Payable	₱ 88,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Special Stockholders' Meeting of The Philodrill Corporation (the "Company") held today, 16 January 2008, the Stockholders' adopted resolutions approving the following:

A. Amendment of the Company's Articles of Incorporation:

1. Change in Primary Purpose, from a holding company to a **petroleum exploration and development company**.

   This change in the primary purpose is intended to reflect the current and future business focus and direction of the Company.

2. Increase in Authorized Capital Stock

   FROM : P1,550,000,000.00 divided into 155,000,000,000 shares at a par value of P0.01 per share

   TO : **P2,000,000,000.00** divided into **200,000,000,000** shares at a par value of P0.01 per share

Also please be advised that during the regular meeting of the Board of Directors held today 16 January 2008 the Board approved the sale by public auction of all delinquent subscriptions to the Company's capital stock in accordance with Sec. 68 of the Corporation Code on **18 February 2008** from 1:30 p.m. to 5:00 p.m. at the Company's Board Room located at the 9th floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC HRAD FEB 21 2008 CENTRAL RECEIVING AND RECORDS DIVISION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **20 February 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES** 6. _______ (SEC Use Only)
   Province, country or other jurisdiction of incorporation — Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 87,724,515.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that delinquent subscriptions to the Company's capital stock were sold at the public auction proceedings held on 18 February 2008, starting at 1:30 p.m., at the Board Room of The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City, in accordance with the provisions of Section 68 of the Corporation Code. Attached is a summary of the results of public auction.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Auction Sale of Delinquent Subscriptions

Summary of Bidding Results
(Aggregate)

Subscription Lot	No. of Delinquent Subscriptions	Shares Covered	Amount Due (Php)	Subscriptions Bid Out	Shares to Winning Bidders	Shares to Original Subscriber	Amount Paid (Php)	No. of Unbid Delinquent Subscriptions	Shares Covered	Amount Due (Php)
1988	142	61,108,296	1,003,587.17	129	46,887,750	14,122,675	1,001,008.32	13	97,871	2,578.85
1991	110	100,456,430	840,394.93	107	41,785,038	58,648,074	839,879.27	3	23,318	515.66
1994	203	227,475,199	707,430.19	196	35,169,200	192,294,248	706,900.92	7	11,751	529.27
TOTAL	455	389,039,925	2,551,412.29	432	123,841,988	265,064,997	2,547,788.51	23	132,940	3,623.78

Summary of Bidding Results
(By Bidder)

	Shares Purchased by Bidding			
	1988	1991	1994	TOTAL
Bidder 2	17,800,000	30,833,468	35,169,200	83,802,668
Bidder 5	29,087,750	10,951,570	0	40,039,320
				123,841,988

Amount Paid			
1988	1991	1994	TOTAL
392,871.90	619,752.71	706,900.92	1,719,525.53
608,136.42	220,126.56	0	828,262.98
			2,547,788.51

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

Certificate of Sale
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

KNOW ALL MEN BY THESE PRESENTS:

I, **REAN MAYO DE VERA JAVIER**, Notary Public, do hereby certify that pursuant to the Notice of Sale of Delinquent Subscriptions of The Philodrill Corporation, which notice was published twice in the Manila Bulletin issues of January 18 and February 11, 2008, as evidenced by the Affidavit of Publication duly sworn on February 20, 2008 by Maria Carmen D. Ambrosio, Manager-Display Advertising of said newspaper of general circulation, before Notary Public Dylan I. Felicidario, City of Manila, under Doc. No. 481, Page No. 98, Book No. 28, Series of 2008, copy of which is hereto attached as Annex "A" and made integral parts hereof, the delinquent stock subscription to the capital stock of said corporation listed in the attached Schedule marked Annex "B" and made an integral part hereof, were sold at public auction on February 18, 2008 at 1:30 p.m. at the principal office of said corporation located at the 9th Floor Quad Alpha Centrum, 125 Pioneer, Mandaluyong City, in accordance with Section 68 of the Corporation Code of the Philippines in favor of the following bidders/buyers, namely:

Alakor Securities Corp. and Raymond Azcarate for all the delinquent shares as indicated in the aforementioned schedule of delinquent shares sold marked Annex"B" hereof, which were credited as fully paid in the books of the Corporation and classified as Treasury shares.	P2,547,788.51

Accordingly, pursuant to the provisions of Section 68 of the Corporation Code of the Philippines, the corresponding stock certificate(s) covering the delinquent shares shall be issued to The Philodrill Corporation.

REAN MAYO DE VERA JAVIER

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
QUEZON CITY) S.S.

BEFORE ME, a Notary Public, for and in the above jurisdiction, appeared affiant Rean Mayo De Vera Javier and exhibited his Drivers License No. N02-06-013388, known to me to be the same person who executed the foregoing instrument and acknowledged to me that the same is his free and voluntary act and deed. This instrument, which refers to a Certificate of Sale consisting of one (1) page including this page whereon the acknowledgment is written, has been duly signed by the affiant.

WITNESS MY HAND AND SEAL, this FEB 22 2008 day of February 2008 at QUEZON CITY.

JOEL G. GORDOLA
NOTARY PUBLIC
COMMISSION EXPIRES UNTIL DEC 31, 2008

Doc. No. 405;
Page No. 01;

ANNEX A

AFFIDAVIT OF PUBLICATION

REPUBLIC OF THE PHILIPPINES) S.S.
CITY OF MANILA

I, MARIA CARMEN D. AMBROSIO of legal age and a resident of Parañaque City after being duly sworn in accordance with law , depose and say :

That I am the Manager - Display Advertising of the MANILA BULLETIN a newspaper of general circulation printed and published in the city of Manila , Philippines.

That an Advertisement re:
NOTICE OF SALE OF DELINQUENT SUBSCRIPTIONS
by THE PHILODRILL CORPORATION

a printed copy of which is attached , was published in the said newspaper on January 18 & February 11, 2008

FURTHER, affiant sayeth not.

MARIA CARMEN D. AMBROSIO

SUBSCRIBED AND SWORN to before me this 20th day of February , 2008 at the City of Manila , Philippines , affiant exhibiting to me her community tax certificate No.22878896 issued at Manila on April 10, 2007.

DYLAN I. FELICIDARIO
Notary Public
Until December 31, 2009
PTR No. 6238280 Jan. 2, 2008 Manila

Doc. No. 181
Page No. 98
Book No. 98
Series of 2008

THE PHILODRILL CORPORATION
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City 1550
Metro Manila, Philippines

NOTICE OF SALE OF DELINQUENT SUBSCRIPTIONS

TO OUR STOCKHOLDERS:

Please be advised that on 16 January 2008, the Board of Directors adopted the following resolution:

"RESOLVED, as it is hereby resolved, to authorize the Company to sell by public auction all delinquent subscriptions to the Company's capital stock in accordance with Sec 58 of the Corporation Code on 18 February 2008 from 1:30 p.m. to 5:00 p.m. at the Company's Board Room located at the 9th floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City."

Please be guided accordingly.

16 January 2008.

(SGD) ADRIAN S. ARIAS
Corporate Secretary

ANNEX "B"

1988 LIST OF STOCKHOLDERS
PAR VALUE P0.01/ SHARE
AS OF JANUARY 11, 2008

11-Feb-91
03-Dec-07
6139.00

	SA NO.	NAME	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 2/11/91 to 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
1	1872	ALMEDA, LUZONICA	611,295	60	2,430.36	4,973.33	70.13	7,473.82
2	1895	AMARNANI, MANUJ	496,988	60	1,975.90	4,043.35	70.13	6,089.38
3	1930	ANG, ROSALIE	200,000	45	1,100.00	2,250.97	70.13	3,421.10
4	1941	ANGELES, ZOSIMO U.	420,000	45	2,310.00	4,727.03	70.13	7,107.16
5	1944	ANIEVAS, JOSE	260,919	45	1,435.05	2,936.59	70.13	4,441.77
6	1949	ANTIMANO, FELIX V.	5,092	45	28.01	57.32	70.13	155.46
7	2699	ARCEO, BENHUR	124,247	70	368.98	755.06	70.13	1,194.17
8	2007	BALDOZ, MARCELA M.	10,184	45	56.01	114.62	70.13	240.76
9	2033	BANICO, ELMILA AYSON	74,548	45	410.01	839.02	70.13	1,319.16
10	2033	BANICO, ELMILA AYSON	49,699	45	273.34	559.34	70.13	902.82
11	2135	BERNABE, RODOLFO	500,000	45	2,750.00	5,627.42	70.13	8,447.55
12	2123	BERNAS, TERESA	300,000	45	1,650.00	3,376.45	70.13	5,096.58
13	2161	BOSQUIT, JUAN	534,563	45	2,940.10	6,016.42	70.13	9,026.66
14	2201	CABALDA, SUSAN	249,000	45	1,369.50	2,802.45	70.13	4,242.09
15	2259	CAMPOS, OROSIMO	12,123	45	66.68	136.45	70.13	273.26
16	5055	CAPALAD, JESUS &/OR AMOR F	200,000	37	1,260.00	2,578.38	70.13	3,908.51
17	2291	CARBONELL, CATALINA	200,000	45	1,100.00	2,250.97	70.13	3,421.10
18	2351	CASUSI, CESAR B.	248,494	63	1,186.75	2,428.49	70.13	3,685.37
19	2379	CHAN, JUAN	132,000	40	793.80	1,624.38	70.13	2,488.31
20	6743	CHIU, RAMON L.	2,484,939	45	13,667.16	27,967.57	70.13	41,704.86
21	7323	CHUA, ANTONIO	2,050,000	38	12,726.00	26,041.64	70.13	38,837.77
22	2497	CLEMENTE, RAUL	37,274	87	48.19	98.61	70.13	216.94
23	2523	CO, JOAQUIN	64,000	45	352.00	720.31	70.13	1,142.44
24	2518	CO, JUANITA	326,000	45	1,793.00	3,669.08	70.13	5,532.21
25	2541	COHON, JOSEPH T.	130,459	45	717.52	1,468.29	70.13	2,255.94
26	2569	CORDERO, MODESTA V.	4,200,000	45	23,100.00	47,270.30	70.13	70,440.43
27	7252	CORDERO, MODESTA V.	1,050,000	45	5,775.00	11,817.58	70.13	17,662.71
28	2572	CORONEL, ANTONIO C.	1,212	45	6.67	13.65	70.13	90.45
29	2602	CRISTI, ANGELINA	105,000	47	577.50	1,181.76	70.13	1,829.39
30	7284	CRUZ, LETICIA TORRIJOS	105,000	44	592.50	1,212.45	70.13	1,875.09
31	2647	CU, ABRAHAM L.	2,100,000	45	11,550.00	23,635.15	70.13	35,255.28
32	7272	CU, LUCY L.	420,000	45	2,310.00	4,727.03	70.13	7,107.16
33	2672	CUESTA, PEDRO DE LA	3,694,000	45	20,317.00	41,575.35	70.13	61,962.49
34	2836	DATU, TERESITA S.	248,494	45	1,366.72	2,796.76	70.13	4,233.62
35	2906	DELA PENA, VIRGINIA B.	14,548	37	91.65	187.55	70.13	349.33
36	2959	DIZON, ANGEL	300,000	45	1,650.00	3,376.45	70.13	5,096.58
37	2993	DOMINGUIANO, JOSE L.	62,123	45	341.68	699.19	70.13	1,111.00
38	2996	DONATO, LOURDES S.	100,000	45	550.00	1,125.48	70.13	1,745.62
39	3001	DUCLAYAN, MARIA H.	172,000	45	946.00	1,935.83	70.13	2,951.96
40	3076	ESCOBAR, MANUEL &/OR VICE	130,459	54	605.02	1,238.07	70.13	1,913.23

1988 LIST OF STOCKHOLDERS — 11-Feb-91

PAR VALUE P0.01/ SHARE — 03-Dec-07

AS OF JANUARY 11, 2008 — 6139.00

	SA NO.	N A M E	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 2/11/91 to 12/3/07	'UB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
41	3084	ESGUERRA, MANUEL	10,000	45	55.00	112.55	70.13	237.68
42	3084	ESGUERRA, MANUEL R.	110,000	45	605.00	1,238.03	70.13	1,913.16
43	3084	ESGUERRA, MANUEL R.	210,000	45	1,155.00	2,363.52	70.13	3,588.65
44	3093	ESPIRITU, ARSENIO	78,276	72	218.71	447.55	70.13	736.40
45	3101	ESPIRITU-GALVANTE, ADELINA	124,247	60	493.98	1,010.85	70.13	1,574.96
46	3131	EUSTAQUIO, MILAGROS J.	74,396	45	409.18	837.32	70.13	1,316.63
47	3131	EUSTAQUIO, MILAGROS J.	63,000	45	346.50	709.05	70.13	1,125.69
48	3177	FERAREN, SIMONETTE	10,000	45	55.00	112.55	70.13	237.68
49	3178	FERMIN, ARTEMIO S.	122,000	57.5	518.50	1,061.02	70.13	1,649.66
50	3179	FERMIN, DIONISIO S.	210,000	57.5	892.50	1,826.35	70.13	2,788.99
51	3202	FERRER, JOVEN S.	72,741	45	400.08	818.70	70.13	1,288.91
52	3225	FLORES, CHONA	130,459	45	717.52	1,468.29	70.13	2,255.94
53	3241	FRAGANTE, MANUEL B.	630,000	45	3,465.00	7,090.55	70.13	10,625.68
54	3303	GANTIOQUI, JOSE JR.	781,513	45	4,298.32	8,795.80	70.13	13,164.25
55	3359	GASMEN, WILFREDO S.	40,000	45	220.00	450.19	70.13	740.33
56	3369	GELBOLINGO, ALBERTO	119,518	55	536.15	1,097.14	70.13	1,703.42
57	7380	GENATO, JOSE JR.	226,000	45	1,243.00	2,543.59	70.13	3,856.73
58	3389	GO KA	420,000	45	2,310.00	4,727.03	70.13	7,107.16
59	6978	HABANA, ANTONIO IV	48,494	45	266.72	545.80	70.13	882.65
60	6832	HERMOSO, RAMON T.	300,000	45	1,650.00	3,376.45	70.13	5,096.58
61	6836	HERMOSO, RICARDO P.	630,000	45	3,465.00	7,090.55	70.13	10,625.68
62	3691	HUI KING SHUEN	1,050,000	45	5,775.00	11,817.58	70.13	17,662.71
63	3736	ITCHON, TERESITA	268,494	45	1,476.72	3,021.86	70.13	4,568.71
64	3781	JAVELOSA, CIRILO	840,000	45	4,620.00	9,454.06	70.13	14,144.19
65	3828	JOSE, ISIDRO L.	124,247	45	683.36	1,398.38	70.13	2,151.88
66	3829	JOSE, JERRY	210,000	45	1,155.00	2,363.52	70.13	3,588.65
67	3859	KALAW, BENJAMIN L.	100,000	45	550.00	1,125.48	70.13	1,745.62
68	7374	LACSON, LUIS S	285,768	45	1,571.72	3,216.26	70.13	4,858.12
69	3940	LAMPA, ERLINDA V.	105,000	45	577.50	1,181.76	70.13	1,829.39
70	3955	LAO, ELENA T.	2,484,939	70	7,454.82	15,255.05	70.13	22,780.00
71	3978	LATORRE, GENEROSA A.	100,000	45	550.00	1,125.48	70.13	1,745.62
72	3988	LAVINA, LADISLAO C.	130,459	60	527.67	1,079.79	70.13	1,677.59
73	4129	LIM, ALFREDO S.	1,987,951	45	10,933.73	22,374.06	70.13	33,377.92
74	4201	LIMJOCO, NORMA V.	521,837	45	2,870.10	5,873.18	70.13	8,813.41
75	4204	LIMPIN, CAROL	124,247	45	683.36	1,398.38	70.13	2,151.88
76	4220	LIUSON, VIRGINIA	210,000	57.5	892.50	1,826.35	70.13	2,788.99
77	4311	LUDENA, OCTAVIANO R.	260,919	45	1,435.05	2,936.59	70.13	4,441.77
78	4331	MAC, ADELAIDA R.	391,378	45	2,152.58	4,404.90	70.13	6,627.61
79	4335	MACALINCAG, VICTOR C.	104,367	45	574.02	1,174.64	70.13	1,818.79
80	4376	MAKALINTAL, QUERUBE	49,699	45	273.34	559.34	70.13	902.82

1988 LIST OF STOCKHOLDERS **11-Feb-91**

PAR VALUE P0.01/ SHARE **03-Dec-07**

AS OF JANUARY 11, 2008 **6139.00**

	SA NO.	NAME	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 2/11/91 to 12/3/07	'UB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
81	4430	MARALIT, TERESA V.	150,000	45	825.00	1,688.23	70.13	2,583.36
82	4471	MARTINEZ, ABELARDO G.	26,092	60	103.74	212.29	70.13	386.16
83	4494	MASTELERO, ALFREDO B.	210,000	45	1,155.00	2,363.52	70.13	3,588.65
84	4225	MEDINA, LOURDES	141,752	45	779.64	1,595.40	70.13	2,445.18
85	4699	NG LENG	200,000	45	1,100.00	2,250.97	70.13	3,421.10
86	4721	NGCHEE, JUANITA	224,247	45	1,233.36	2,523.87	70.13	3,827.36
87	4754	NUVAL, LEONARDO Q.	105,000	97	315.00	644.60	70.13	1,029.73
88	4755	OBEN, VICENTE H.	210,000	45	1,155.00	2,363.52	70.13	3,588.65
89	4758	OCAMPO, ALBERTO	105,000	45	577.50	1,181.76	70.13	1,829.39
90	4768	OCAMPO, ROWELL	49,699	45	273.34	559.34	70.13	902.82
91	4780	OLAYO, BEN W.	840,000	35	5,440.00	11,132.05	70.13	16,642.19
92	7063	ONG, FELY	1,000,000	45	5,500.00	11,254.83	70.13	16,824.97
93	4877	ORTEGA, JESSIE C.	40,000	45	220.00	450.19	70.13	740.33
94	4891	OSMENA, GEORGIA DELA RAMA	323,042	45	1,776.73	3,635.78	70.13	5,482.64
95	4895	OYAM, EUGENIA S.	124,247	70	372.74	762.75	70.13	1,205.62
96	4932	PALAO, HENRY	200,000	45	1,100.00	2,250.97	70.13	3,421.10
97	2275	PERALTA, GEMILIANO/AMOR P	80,000	37	504.00	1,031.35	70.13	1,605.48
98	5221	RAYMONDO, MARCELO	869,729	45	4,783.51	9,788.66	70.13	14,642.30
99	5281	REYES, EDITH G.	231,822	53	1,104.57	2,260.32	70.13	3,435.02
100	5298	REYES, MA LOURDES G.	231,822	43	1,336.40	2,734.72	70.13	4,141.25
101	5300	REYES, MANUEL	200,000	37	1,260.00	2,578.38	70.13	3,908.51
102	5301	REYES, MANUEL G. JR.	136,672	65	480.05	982.34	70.13	1,532.53
103	5335	REYNES, NATALIO C.	124,247	45	683.36	1,398.38	70.13	2,151.88
104	5353	RIVERA, ESTER	147,000	45	808.50	1,654.46	70.13	2,533.09
105	5354	RIVERA, ESTER LAZATIN	147,000	45	808.50	1,654.46	70.13	2,533.09
106	7285	RODRIGUEZ, DAMASINA A.	38,517	45	211.84	433.50	70.13	715.47
107	5412	ROJA, TEOTIMO A.	130,459	45	717.52	1,468.29	70.13	2,255.94
108	3945	ROSALES, HERMENEGILDO R.	420,000	45	2,310.00	4,727.03	70.13	7,107.16
109	5487	SALANGA, LUCIANO	546,000	43	3,112.20	6,368.60	70.13	9,550.93
110	5520	SANCHEZ, ANTONIO B./RAQUEI	75,123	45	413.18	845.50	70.13	1,328.82
111	5526	SANCHEZ, PRISCILLA B.	75,123	45	413.18	845.50	70.13	1,328.82
112	5527	SANCHEZ, PRISCILLA B./ RAQU	75,123	45	413.18	845.50	70.13	1,328.82
113	5579	SANTOS, JOSEFINA	49,699	60	200.36	410.00	70.13	680.50
114	5585	SANTOS, MA. LULU	99,398	65	345.19	706.37	70.13	1,121.70
115	5664	SILVERIO, MILAGROS	1,342,470	45	7,383.59	15,109.29	70.13	22,563.01
116	7133	SUMAMPONG, GABRIEL	200,000	97	600.00	1,227.80	70.13	1,897.93
117	5890	TAN, CONCHITA	210,000	45	1,155.00	2,363.52	70.13	3,588.65
118	5890	TAN, CONCHITA C.	168,000	45	924.00	1,890.81	70.13	2,884.94
119	7270	TAN, MARCELO S.	1,242,470	53	5,933.75	12,142.43	70.13	18,146.31
120	6203	UY, LOLITA J.	100,000	45	550.00	1,125.48	70.13	1,745.62

1988 LIST OF STOCKHOLDERS 11-Feb-91
PAR VALUE P0.01/ SHARE 03-Dec-07
AS OF JANUARY 11, 2008 6139.00

	SA NO.	NAME	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 2/11/91 to 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
121	6231	VALDES, REMEDIOS	1,212	45	6.67	13.65	70.13	90.45
122	6251	VALERIANO, CONCEPCION	42,000	45	231.00	472.70	70.13	773.84
123	6269	VELASCO, ALFREDO	157,500	45	866.25	1,772.64	70.13	2,709.02
124	6272	VELASCO, FERNANDO &/OR MA	2,107,500	45	11,591.25	23,719.56	70.13	35,380.94
125	6273	VELASCO, FERNANDO JR.	150,000	45	825.00	1,688.23	70.13	2,583.36
126	6276	VELASCO, JOSEFA	157,500	45	866.25	1,772.64	70.13	2,709.02
127	6277	VELASCO, MA. JOSEFA	7,500	45	41.25	84.41	70.13	195.79
		VELASCO, MARIA JOSEFA	150,000	45	825.00	1,688.23	70.13	2,583.36
128	6280	VELASCO, SOCORRO B.	239,247	45	1,315.86	2,692.69	70.13	4,078.68
129	6307	VERGEL DE DIOS, MIGUEL LUIS	10,000	45	55.00	112.55	70.13	237.68
130	7254	WINTERNITZ, GEORGE	1,242,470	45	6,833.59	13,983.80	70.13	20,887.53
131	6419	YAM NAM	226,973	45	1,248.35	2,554.54	70.13	3,873.02
		YAM NAM	5,000	45	27.50	56.27	70.13	153.91
132	6422	YAMBAO, ROSITA	49,032	57	214.76	439.47	70.13	724.36
133	6454	YAP, MANUEL C. JR	10,000	45	55.00	112.55	70.13	237.68
134	1470	YUZON, JOSE Y.	900,000	45	4,950.00	10,129.35	70.13	15,149.48
135	302	SIDNEY FUNG CLASS B N	4,100,000	45	22,550.00	46,144.82	70.13	68,764.95
136	7371	CMS STOCK BROKERAGE	2,040,000	45	11,220.00	22,959.86	70.13	34,249.99
137	6665	J.M. BARCELON & CO., INC.	1,000	97	3.00	6.14	70.13	79.27
138	7387	UNIVERSAL SECURITIES CORP.	315,000	45	1,732.50	3,545.27	70.13	5,347.91
139	1666	SULTAN MOTORS CORP.	22,000	45	121.00	247.61	70.13	438.74
140	1677	V & O COMPANY, INC.	2,100,000	45	11,550.00	23,635.15	70.13	35,255.28
		TOTAL	**61,108,296**		**326,173.89**	**667,460.50**	**9,958.85**	**1,003,593.24**

THE PHILODRILL CORPORATION
1991 SUBSCRIPTION RIGHTS OFFERING
AS OF JANUARY 11, 2008
(INDIVIDUALS) PAR VALUE P0.01/ SHARE

15-Aug-94
03-Dec-07
4,858 # of days

	SA NO.	STOCKHOLDERS	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 8/15/94 TO 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
	12.5% BAL.							
1	1082	Atangan, Lorna S.	466,400	88	583.00	944.07	70.13	1,597.20
2	8254	Corpus, Sergio	335,808	88	419.76	679.73	70.13	1,169.62
3	6567	Manzano, Guillermo L.	290,090	88	362.61	587.19	70.13	1,019.93
4	6569	Manzano, Teresita A.	95,162	88	118.95	192.62	70.13	381.70
		TOTAL	**1,187,460**		**1,484.32**	**2,403.61**	**280.53**	**4,168.46**
	25% BAL.							
5	1012	Araneta, Ma. Del Carmen	26,024	75	65.06	105.35	70.13	240.55
6	1097	Avante, Antonio	10,447,360	75	26,118.40	42,294.40	70.13	68,482.93
7	1098	Avante, Milagros C.	2,302,356	75	5,755.89	9,320.70	70.13	15,146.73
8	1099	Avena, Beatriz	2,528,820	75	6,322.05	10,237.51	70.13	16,629.69
9	5456	Bengson, Manuel Q.	400,000	75	1,000.00	1,619.33	70.13	2,689.47
10	0	Brown, Hortensia	440,748	75	1,101.87	1,784.29	70.13	2,956.30
11	1603	Capuchino, Gloria	56,544	75	141.36	228.91	70.13	440.40
12	7955	Cheng, Paul	9,328,000	75	23,320.00	37,762.85	70.13	61,152.99
13	8101	Chua ton too	176,298	75	440.75	713.72	70.13	1,224.60
14	7972	Cordova, Chin San	6,996,000	75	17,490.00	28,322.14	70.13	45,882.27
15	8255	Corpuz, Jose M. Jr.	160,486	75	401.22	649.71	70.13	1,121.06
16	1099	Dela Paz, Beatriz	120,330	75	300.83	487.14	70.13	858.11
17	2154	Escano, Marina L.	153,360	75	383.40	620.85	70.13	1,074.39
18	2187	Espiritu, Celso L.	60,164	75	150.41	243.56	70.13	464.11
19	2291	Fernandez, Cyril A.	1,399,200	75	3,498.00	5,664.43	70.13	9,232.56
20	2312	Filler, Peter L.	424,976	75	1,062.44	1,720.44	70.13	2,853.02
21	3469	Frim, Carmen	119,872	75	299.68	485.28	70.13	855.09
22	2366	Gacusan, Honesto R.	243,750	75	609.38	986.79	70.13	1,666.30
23	2543	Garcia, Manuel R.	1,534,904	75	3,837.26	6,213.80	70.13	10,121.20
24	2696	Hol, Cornelis	293,832	75	734.58	1,189.53	70.13	1,994.24
25	5994	Lam, Paul	171,812	75	429.53	695.55	70.13	1,195.21
26	6116	Ledesma, Oscar J., Jr.	55,968	75	139.92	226.58	70.13	436.63
27	6117	Ledesma, Oscar J., Jr.	71,936	75	179.84	291.22	70.13	541.19
28	3530	Mendoza, Benjamin R.	293,832	75	734.58	1,189.53	70.13	1,994.24
29	3661	Montemayor, Alberto C.	295,510	75	738.78	1,196.33	70.13	2,005.24
30	1144	Natividad, Eric	92,308	75	230.77	373.69	70.13	674.60
31	6713	Nubla, Ralph	13,992	75	34.98	56.64	70.13	161.76
32	2721	Padua, Osler U.	559,680	75	1,399.20	2,265.77	70.13	3,735.10
33	2776	Pangilinan, Carlos	1,691,952	75	4,229.88	6,849.59	70.13	11,149.60
34	2849	Payonganyong, Virgilio S.	1,288,590	75	3,221.48	5,216.65	70.13	8,508.26

THE PHILODRILL CORPORATION

1991 SUBSCRIPTION RIGHTS OFFERING

AS OF JANUARY 11, 2008

(INDIVIDUALS) PAR VALUE P0.01/ SHARE

15-Aug-94

03-Dec-07

4,858 # of days

	SA NO.	STOCKHOLDERS	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 8/15/94 TO 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
35	8622	Pellicer, Dolores	1,384,596	75	3,461.49	5,605.31	70.13	9,136.93
36	3043	Quintana, Marciana V. &/or Luisa	3,287,170	75	8,217.93	13,307.57	70.13	21,595.63
37	3325	Roque, Dominador	27,984	75	69.96	113.29	70.13	253.38
38	1937	Rosario, Pedro Del	548,486	75	1,371.22	2,220.46	70.13	3,661.81
39	3401	Saldana, Teopisto T.	6,347,791	75	15,869.48	25,697.98	70.13	41,637.59
40	3787	Santos, Leonardo S.	318,816	75	797.04	1,290.67	70.13	2,157.85
41	3798	Santos, Santiago M.	88,148	75	220.37	356.85	70.13	647.36
42	4012	Sombillo, Roberto S.	85,906	75	214.77	347.78	70.13	632.69
43	8076	Tanco, Anita	2,938,320	75	7,345.80	11,895.30	70.13	19,311.23
44	4337	Tanseco, Renato M.	1,285,398	75	3,213.50	5,203.73	70.13	8,487.36
45	8632	Tan, Isidro	3,731,200	75	9,328.00	15,105.14	70.13	24,503.27
46	4865	Uy, Jose Isidro	699,600	75	1,749.00	2,832.21	70.13	4,651.35
47	5222	Yoldi, Jaime V.	439,348	75	1,098.37	1,778.63	70.13	2,947.13
		TOTAL	**62,931,367**		**157,328.47**	**254,767.24**	**3,015.71**	**415,111.41**
	50% BAL.							
48	869	Alon, Marissa C.	5,596	50	27.98	45.31	70.13	143.42
49		Araullo, Teresita	46,046	50	230.23	372.82	70.13	673.18
50	1030	Arcilla ,Juanita E.	306,980	50	1,534.90	2,485.51	70.13	4,090.55
51	1070	Aspiras, Danilo C.	34,362	50	171.81	278.22	70.13	520.16
52		Buhangin, Joselito F.	373,120	50	1,865.60	3,021.03	70.13	4,956.76
53	8805	Cajucom, Benedicto S.A. VII	3,080,000	50	15,400.00	24,937.73	70.13	40,407.87
54	1644	Casimiro, Milagros M.	139,920	50	699.60	1,132.89	70.13	1,902.62
55	7909	Chan, Felipe	839,520	50	4,197.60	6,797.31	70.13	11,065.05
56	7922	Chan, Primitivo A.	373,120	50	1,865.60	3,021.03	70.13	4,956.76
57	7929	Chan Huan Kiam	9,328	50	46.64	75.53	70.13	192.30
58	8153	Co, Conrado A.	209,880	50	1,049.40	1,699.33	70.13	2,818.86
59	8216	Completo, Lazaro	942,812	50	4,714.06	7,633.63	70.13	12,417.83
60	1721	Daryanani, Arian V.	1,399,200	50	6,996.00	11,328.86	70.13	18,394.99
61	1743	Davocol, Baldomero G.	299,550	50	1,497.75	2,425.36	70.13	3,993.24
62		De Leon, Edwin Z. &/or Violeta D	15,348	50	76.74	124.27	70.13	271.14
63		De Leon, Julia Z.	138,136	50	690.68	1,118.44	70.13	1,879.25
64		De Leon, MA. Florentina	76,742	50	383.71	621.35	70.13	1,075.20
65		De Leon, Nerissa C.	107,440	50	537.20	869.91	70.13	1,477.24
66		Dolatre, Modesta	322,328	50	1,611.64	2,609.78	70.13	4,291.56
67	2190	Espiritu, Edwin L.	233,200	50	1,166.00	1,888.14	70.13	3,124.28
68	2245	Fabian, Roberto De Vera	279,840	50	1,399.20	2,265.77	70.13	3,735.10
69	2547	Garcia, Napoleon	153,490	50	767.45	1,242.76	70.13	2,080.34

THE PHILODRILL CORPORATION 15-Aug-94

1991 SUBSCRIPTION RIGHTS OFFERING 03-Dec-07

AS OF JANUARY 11, 2008 4,858 # of days

(INDIVIDUALS) PAR VALUE P0.01/ SHARE

	SA NO.	STOCKHOLDERS	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 8/15/94 TO 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
70		Itchon, Teresita	334,964	50	1,674.82	2,712.09	70.13	4,457.04
71	5796	Javellana, Alfredo Sr.	1,673,442	50	8,367.21	13,549.30	70.13	21,986.64
72	8647	Jose, Jerry	244,860	50	1,224.30	1,982.55	70.13	3,276.98
73	5847	Jose, Roberto	167,904	50	839.52	1,359.46	70.13	2,269.12
74	5887	Kaniteng, Norman B.	83,944	50	419.72	679.67	70.13	1,169.52
75	6007	Lanto, Fely T.	128,930	50	644.65	1,043.90	70.13	1,758.69
76	6010	Lao, Edwin	342,326	50	1,711.63	2,771.70	70.13	4,553.46
77	6032	Lapuz, Milagros K.	107,458	50	537.29	870.05	70.13	1,477.47
78	6200	Lichnock, Pacita	8,394	50	41.97	67.96	70.13	180.07
79	6202	Lichnock, Pacita E.	167,904	50	839.52	1,359.46	70.13	2,269.12
80	6201	Lichnock, Ricardo F.	352,598	50	1,762.99	2,854.87	70.13	4,687.99
81		Lim, Eulalia H.	264,448	50	1,322.24	2,141.15	70.13	3,533.52
82	6606	Mario, Amante	176,298	50	881.49	1,427.43	70.13	2,379.05
83	6645	Martinez, Remigio Q.	18,468	50	92.34	149.53	70.13	312.00
84	6721	Oben, Vicente H.	293,832	50	1,469.16	2,379.06	70.13	3,918.35
85	6800	Ong, Juan S.	69,960	50	349.80	566.44	70.13	986.38
86	6858	Orig, Ruben U.	16,790	50	83.95	135.94	70.13	290.03
87	2942	Pineda, Carlito, Jr. H.	859,060	50	4,295.30	6,955.52	70.13	11,320.96
88	2253	Ramile, Helenita Fajardo	176,298	50	881.49	1,427.43	70.13	2,379.05
89		Reyes, Teofilo Sr.	528,896	50	2,644.48	4,282.29	70.13	6,996.91
90	3841	Sebastian, Teresita S. &/or Joven S.	373,120	50	1,865.60	3,021.03	70.13	4,956.76
91		Silangil, Catalino M.	83,952	50	419.76	679.73	70.13	1,169.62
92	3977	Siy Sui Ha	176,298	50	881.49	1,427.43	70.13	2,379.05
93	4419	Ting, Helen	506,518	50	2,532.59	4,101.11	70.13	6,703.83
94	5021	Victorino, Orestes P.	20,148	50	100.74	163.13	70.13	334.00
95	5498	Zosa, Miguel M.	745,480	50	3,727.40	6,035.90	70.13	9,833.44
		TOTAL	**17,308,248**		**86,541.24**	**140,139.11**	**3,366.37**	**230,046.73**
		NON RESIDENT						
96	55	GEORGE J. COURY & BERNICE JT\	277,041	50	1,385.00	2,242.78	70.13	3,697.91
97	240	SIDNEY REICH	705,196	88	881.49	1,427.43	70.13	2,379.05
98	241	SIDNEY REICH & PEARL REICH JT\	116,600	88	145.75	236.02	70.13	451.90
99	305	LAWRENCE L. WELSH	293,832	50	1,469.00	2,378.80	70.13	3,917.93
		TOTAL	**1,392,669**		**3,881.24**	**6,285.02**	**280.53**	**10,446.79**
		Grand total	**82,819,744**		**249,235.27**	**403,594.98**	**6,943.14**	**659,773.39**

THE PHILODRILL CORPORATION
1991 SUBSCRIPTION RIGHTS OFFERING
AS OF JANUARY 11, 2008
PAR VALUE P0.01/ SHARE

15-Aug-94
03-Dec-07
4,858 # of days

	SA NO.	STOCKHOLDERS	TOTAL SHARES	% PAII	UNPAID BALANCE	INTEREST /15/94TO12/3/C	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
	BANKS							
1	594	FEBTC a/c-PC80-050	881,496	50	4,407.48	7,137.18	70.13	11,614.79
2	619	HSBC NOMINEES MANILA 59555	3,059,584	75	7,648.95	12,386.20	70.13	20,105.28
		TOTAL	**3,941,080**		**12,056.43**	**19,523.38**	**140.27**	**31,720.07**
	BROKERS							
3	7252	CAFRA BROTHERS SEC., INC.	46,640	75	116.60	188.81	70.13	375.55
4	7309	DEES SECURITIES CORP.	2,031,404	75	5,078.51	8,223.80	70.13	13,372.44
5	7699	LICHAUCO SEC. CORP. A/C-005	1,469,160	88	1,836.45	2,973.82	70.13	4,880.41
6	7857	UNIWELL SEC., INC.	8,595,248	50	42,976.24	69,592.86	70.13	112,639.23
		TOTAL	**12,142,452**		**50,007.80**	**80,979.30**	**280.53**	**131,267.63**
	CORPORATIONS							
7	8751	HABIEI HOLDINGS CORP.	705,196	50	3,525.98	5,709.74	70.13	9,305.85
8	500	RAYOMAR MANAGEMENT, INC.	466,400	75	1,166.00	1,888.14	70.13	3,124.28
9	515	ROMAN CATHOLIC BISHOP OF L	78,074	50	390.37	632.14	70.13	1,092.64
10	514	ROMAN CATHOLIC BISHOP OF L	127,186	50	635.93	1,029.78	70.13	1,735.85
11	8752	S.L. OROSA & SONS INC.	176,298	50	881.49	1,427.43	70.13	2,379.05
		TOTAL	**1,553,154**		**6,599.77**	**10,687.23**	**350.66**	**17,637.66**
		Grand total	**17,636,686**		**68,664.00**	**111,189.90**	**771.46**	**180,625.36**

1994 STOCK RIGHTS OFFERING
RECORD DATE: NOVEMBER 24, 1994
PAR VALUE P0.01/ SHARE
AS OF JANUARY 11, 2008
(LIST OF STOCKHOLDERS - INDIVIDUAL)

25-Jan-02
03-Dec
2,

	SA NO.	N A M E	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 1/25/02 to 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
1	SA9408595	PAZ ACUNA DE TUAZON	383,986	80	767.97	547.31	70.13	1,385.41
2	SA9406779	JOCELYN AGUILAR	286,708	80	573.42	408.66	70.13	1,052.21
3	SA9408514	CATALINA Z. ALILING &/OR J	2,247,459	80	4,494.92	3,203.38	70.13	7,768.43
4	SA9408515	MILAGROS O. ALILING &/OR	2,247,459	80	4,494.92	3,203.38	70.13	7,768.43
5	SA9408925	MARIANO ANG	1,647,508	80	3,295.02	2,348.25	70.13	5,713.40
6	SA9407208	MARIANO ANG	727,272	80	1,454.54	1,036.60	70.13	2,561.27
7	SA9404866	EDGARDO J. ANGARA	258,036	90	258.04	183.90	70.13	512.07
8	SA9407198	SERAFIN G. AQUINO, JR.	276,469	90	138.23	98.51	70.13	306.87
9	SB9404886	SAMUEL CRAIG AWAD (ASSIG	1,183,761	85	1,775.64	1,265.44	70.13	3,111.21
10	SA9407261	ANGEL L. BALTAZAR	2,731,674	80	5,463.35	3,893.55	70.13	9,427.03
11	SA9408982	ROBERTO BARTOLOME	428,939	80	857.88	611.38	70.13	1,539.40
12	SA9400913	LICERIO L. CABAHUG	73,140	85	109.71	78.19	70.13	258.03
13	SB9409165	FRED NAPOLEON CALIMBAS	250,909	95	125.45	89.40	70.13	284.99
14	SA9404998	VINERIO G. CAPIRAL	245,748	80	491.50	350.28	70.13	911.91
15	SA9401183	TEOFILO C. CENDANA	36,862	90	36.86	26.27	70.13	133.26
16	SA9407311	VICKY L. CHAN	645,094	85	967.64	689.60	70.13	1,727.38
17	SA9405079	VICKY L. CHAN	2,457,301	85	3,683.95	2,625.43	70.13	6,379.51
18	SA9409109	CHOA SIU TIN	1,502,420	75	3,756.05	2,676.81	70.13	6,502.99
19	SA9406539	ISABEL CHUA	215,544	90	215.54	153.61	70.13	439.28
20	SA9401637	MICHAEL CHUA	774,193	80	1,548.39	1,103.49	70.13	2,722.01
21	SA9400758	CO TONG TE	9,054,136	90	9,054.14	6,452.58	70.13	15,576.86
22	SB9400759	EVELYN CO	860,477	75	2,151.20	1,533.09	70.13	3,754.42
23	SA9407345	GRETCHEN O. COJUANGCO	3,688,363	85	5,532.54	3,942.86	70.13	9,545.53
24	SA9406011	RICARDO L. CONSUNJI, JR.	258,036	80	516.07	367.79	70.13	953.99
25	SA9406012	RICARDO CONSUNJI &/OR M	92,156	80	184.31	131.35	70.13	385.79
26	SA9400646	JOSE G. CUENCA, JR.	760,862	75	1,902.15	1,355.60	70.13	3,327.88
27	SA9400647	JOSE G. CUENCA, JR.	581,980	85	872.97	622.14	70.13	1,565.24
28	SA9400648	LILIA G. CUENCA	618,470	85	927.71	661.15	70.13	1,658.99
29	SA9405063	JULIAN R. CUERVA	209,756	75	524.39	373.72	70.13	968.24
30	SA9402765	ROLANDO K. DAVID	836,363	80	1,672.73	1,192.10	70.13	2,934.96
31	SA9407435	MILAGROS C. DAEZ-SEVILLA	516,074	75	1,290.18	919.47	70.13	2,279.78
32	SA9409195	DELLY O. DE JESUS	1,937,000	75	4,842.50	3,451.09	70.13	8,363.72
33	SA9409235	DELLY DE JESUS LOO	136,500	75	341.25	243.20	70.13	654.58
34	SA9408592	WENCESLAO T. DE MESA	223,034	75	557.58	397.37	70.13	1,025.08
35	SA9408593	WENCESLAO T. DE MESA	309,770	75	774.43	551.91	70.13	1,396.47
36	SA9408594	WENCESLAO T. DE MESA	86,735	75	216.85	154.54	70.13	441.52
37	SA9408283	DIANA DE MESA SANTAMARI/	518,854	90	518.85	369.77	70.13	958.75
38	SA9410369	PAZ A. DE TUAZON &/OR JOS	1,536,818	80	3,073.64	2,190.48	70.13	5,334.25
39	SA9409252	CORAZON D. DEL ROSARIO	836,363	90	836.36	596.05	70.13	1,502.54
40	SA9401537	WILLIAM H. DUNSTAN & SYLV	102,394	80	204.79	145.95	70.13	420.87
41	SA9407531	FEDERICO S. ESGUERRA	251,892	80	503.78	359.03	70.13	932.94
42	SA9406073	BETTY LOU GAN	682,918	85	1,024.38	730.04	70.13	1,824.55
43	SA9405261	RAMON C. GARCIA	1,639,005	85	2,458.51	1,752.10	70.13	4,280.74
44	SA9405271	REYNALDO P. GARCIA	526,908	85	1,317.27	938.77	70.13	2,326.18
45	SA9406958	ROBERTO M. GARCIA	1,376,432	90	1,376.43	980.94	70.13	2,427.50
46	SA9409325	JUANITA GO	2,090,909	80	4,181.82	2,980.24	70.13	7,232.20
47	SA9408617	MA. PAZ GODINEZ	84,460	80	168.92	120.38	70.13	359.44
48	SA9409337	MIGUEL V. GONZALEZ	7,247,132	80	14,494.26	10,329.58	70.13	24,893.97
49	SA9405259	ROSARIO ISIDRO GUTIERRE:	1,267,509	80	2,535.02	1,806.62	70.13	4,411.78
50	SB9401704	PETER HEISS	532,458	75	1,331.15	948.67	70.13	2,349.95
51	SA9407677	STEPHEN HONTIVEROS	810,700	80	1,621.40	1,155.52	70.13	2,847.05
52	SA9411302	EDMUNDO S. ISIDRO	96,544	85	144.81	103.20	70.13	318.14
53	SA9407703	PATRIA JACINTO	1,615,430	80	3,230.86	2,302.53	70.13	5,603.52
54	SA9407729	BERNARDO S.JAO	163,640	80	327.28	233.24	70.13	630.65
55	SA9407714	REMEDIOS JOSE	184,311	85	276.41	196.99	70.13	543.53
56	SA9405343	ENRIQUE JOVELLANOS	662,011	80	1,324.02	943.58	70.13	2,337.74
57	SA9405344	ENRIQUE JOVELLANOS	140,428	80	280.86	200.16	70.13	551.15
58	SA9408642	MA. VIRGINIA KABIGTING	58,512	75	146.28	104.25	70.13	320.66
59	SA9401595	NORMAN KANITENG	122,870	80	245.74	175.13	70.13	491.00
60	SA9401020	KAY ANG	43,909	85	65.86	46.94	70.13	182.93
61	SA9408637	CATHERINE B. KING	131,551	80	263.10	187.50	70.13	520.74

1994 STOCK RIGHTS OFFERING
RECORD DATE: NOVEMBER 24, 1994 [redacted]
PAR VALUE P0.01/ SHARE
AS OF JANUARY 11, 2008
(LIST OF STOCKHOLDERS - INDIVIDUAL)

25-Jan-02
03-Dec[redacted]
2,[redacted]

	SA NO.	NAME	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 1/25/02 to 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
62	SA9408639	PATRICIA ANN B. KING	131,551	80	263.10	187.50	70.13	520.74
63	SA9408640	SALLY VICTORIA B. KING	131,551	80	263.10	187.50	70.13	520.74
64	SA9406122	BETTY LAO	175,536	95	263.31	187.65	70.13	521.10
65	SB9409560	ELENA LAO	505,319	90	505.32	360.12	70.13	935.58
66	SA9407842	ALEXANDER BENEDICT LAT	68,264	95	34.13	24.32	70.13	128.59
67	SA9407760	ARISTEO A. LAT JR.	9,009	95	4.50	3.21	70.13	77.84
68	SA9407761	ARISTEO L. LAT	4,913	95	2.46	1.75	70.13	74.35
69	SB9407850	ARISTEO L. LAT, SR.	27,655	95	13.83	9.86	70.13	93.82
70	SA9407844	MA. CRISTINA L. LAT	68,264	95	34.13	24.32	70.13	128.59
71	SA9407843	MA. KATHERINA L. LAT	68,264	95	34.13	24.32	70.13	128.59
72	SA9407841	MA. MARGARITA L. LAT	136,528	95	68.26	48.65	70.13	187.04
73	SA9405434	ILDEFONSO G. LAUZ	199,929	75	499.82	356.21	70.13	926.16
74	SA9405375	CONCHITA A. LEDESMA	184,312	85	276.47	197.03	70.13	543.63
75	SA9408651	HENRY LEUNG	4,710,088	85	7,065.13	5,035.08	70.13	12,170.35
76	SA9408661	MARILYN A. LEUNG	1,463,357	85	2,195.04	1,564.33	70.13	3,829.50
77	SA9409539	ELIZABETH V. LIM	1,226,443	90	1,226.44	874.04	70.13	2,170.62
78	SA9408660	GLORIA S. LIM	2,313,492	85	1,156.75	824.38	70.13	2,051.26
79	SB9410864	JEAN T. LIM	19,504	85	29.25	20.85	70.13	120.23
80	SA9409545	BENJAMIN LIM CHEW	789,254	85	1,183.88	843.71	70.13	2,097.72
81	SA9407791	JOSE T. LIM KOK AN	682,918	75	1,707.24	1,216.69	70.13	2,994.07
82	SA9406130	MANUEL M. LOPEZ &/OR MA.	1,663,589	80	3,327.18	2,371.17	70.13	5,768.48
83	SA9407820	SUSANA LUCHAN	2,151,188	90	2,151.19	1,533.08	70.13	3,754.40
84	SA9401190	ENRIQUE V. MACARAEG	534,240	95	267.12	190.37	70.13	527.62
85	SA9406845	CIRILO MALAMION	412,396	90	412.40	293.90	70.13	776.44
86	SA9406835	CIRILO P. MALAMION &/OR S	608,922	90	608.92	433.96	70.13	1,113.01
87	SA9407958	MANUELA MARFORI	83,636	75	209.08	149.00	70.13	428.22
88	SB9401553	PETER N. MARTIN	8,776	85	13.17	9.39	70.13	92.69
89	SB9405511	DOLORES MONTENEGRO	495,232	95	247.62	176.47	70.13	494.22
90	SA9408674	MICHAEL S. MORENO	419,411	90	419.41	298.90	70.13	788.44
91	SA9408675	SHARON S. MORENO	112,324	90	112.32	80.05	70.13	262.50
92	SA9408676	SHEILA S. MORENO	1,024,378	80	2,048.69	1,460.03	70.13	3,578.86
93	SA9409633	RAMON MURILLO	240,000	90	240.00	171.04	70.13	481.17
94	SA9407967	CELIA G. NEPOMUCENO	188,407	80	376.81	268.54	70.13	715.48
95	SA9410283	EUFROSINA G. NEPOMUCENO	679,908	80	1,341.82	956.27	70.13	2,368.22
96	SA9405524	PETER NG	3,865,318	80	7,730.64	5,509.37	70.13	13,310.14
97	SB9407970	FRANCISCO NGO	71,848	90	71.85	51.21	70.13	193.19
98	SA9405557	MANUEL L. OLIVAN	4,181,818	75	10,454.55	7,450.61	70.13	17,975.29
99	SA9400518	CATALINO PANGANIBAN	48,760	75	121.90	86.87	70.13	278.91
100	SA9409762	FLORENCE PANUGAYAN	1,755,962	80	3,511.92	2,502.83	70.13	6,084.88
101	SA9409790	FLORENCE PANUGAYAN	702,545	80	1,405.09	1,001.36	70.13	2,476.58
102	SA9408709	JOSEFA PASCUAL	269,585	75	673.97	480.32	70.13	1,224.42
103	SA9400912	ROGELIO T. PAVINO	257,452	80	514.90	366.95	70.13	951.98
104	SA9405593	FAUSTO PREYSLER, JR.	175,536	85	263.31	187.65	70.13	521.10
105	SA9405594	FAUSTO PREYSLER, JR.	328,251	85	492.38	350.90	70.13	913.42
106	SB9401447	MARIA REYES	97,520	85	146.28	104.25	70.13	320.66
107	SA9406204	RAYMUND A. REYES	43,005	95	21.50	15.32	70.13	106.96
108	SB9408170	JOAQUIN C. RODRIGUEZ	381,600	85	572.40	407.93	70.13	1,050.46
109	SA9408157	ANNA MAY ROSAL	341,320	80	682.64	486.49	70.13	1,239.27
110	SA9400856	CIRIACO SALDUA JR.	81,916	80	163.83	116.76	70.13	350.72
111	SB9408279	AQUILINO B. SANTOS	92,156	75	230.18	164.04	70.13	464.35
112	SA9401459	ERNESTO SEBASTIAN	368,625	90	368.63	262.71	70.13	701.47
113	SA9408741	CONRADO R. SILVA	697,846	80	1,395.69	994.66	70.13	2,460.48
114	SA9409912	ROSA SIM	4,372,896	80	8,745.79	6,232.83	70.13	15,048.76
115	SA9409924	LUZ SIY	8,628,002	95	4,314.00	3,074.44	70.13	7,458.58
116	SA9405741	ELENA L. SMALL	865,008	85	1,297.51	924.69	70.13	2,292.33
117	SB9405768	JESUS M. SUNGA	847,121	75	2,117.80	1,509.29	70.13	3,697.22
118	SA9409977	ROSITA SY	585,454	80	1,170.91	834.47	70.13	2,075.51
119	SA9407185	ESTHER SY ANG	1,365,837	80	2,731.67	1,946.77	70.13	4,748.57
120	SA9408623	EDWARD SY GO	836,363	95	418.18	298.02	70.13	786.34
121	SA9410018	BIENVENIDO A. TAN, JR.	4,695,345	80	9,390.69	6,692.43	70.13	16,153.25
122	9408371/111	MARVIN TAN	836,363	80	1,672.73	1,192.10	70.13	2,934.96
123	SA9407283	TONY TAN CAKTIONG	819,502	80	1,639.00	1,168.06	70.13	2,877.19

1994 STOCK RIGHTS OFFERING
RECORD DATE: NOVEMBER 24, 1994 [redacted]
PAR VALUE P0.01/ SHARE
AS OF JANUARY 11, 2008
(LIST OF STOCKHOLDERS - INDIVIDUAL)

25-Jan-02
03-Dec[redacted]
2,[redacted]

	SA NO.	N A M E	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 1/25/02 to 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
124	SA9408321	TONY TAN KAC TIONG	1,720,954	80	3,441.91	2,452.93	70.13	5,964.98
125	SA9400873	ROQUE PENA TING	2,298,326	85	3,447.49	2,456.91	70.13	5,974.53
126	SA9408352	MANUEL TORRES	93,152	75	232.88	165.97	70.13	468.98
127	SA9405821	JOSE UY	172,972	85	259.46	184.91	70.13	514.50
128	SA9405822	JOSE B. UY	22,640	85	33.96	24.20	70.13	128.29
129	Refund P340.	LEONARDO K. VILLA	7,625,779	86	11,098.00	7,909.17	70.13	19,077.31
130	SA9400897	NICOLAS YBANEZ, JR.	155,599	85	233.40	166.34	70.13	469.87
131	SB9410359	ROSA YU	3,559,662	80	7,119.32	5,073.70	70.13	12,263.15
			136,314,748		**224,610.20**	**160,072.20**	**9,187.39**	**393,869.79**

THE PHILODRILL CORPORATION
1994 STOCK RIGHTS OFFERING
RECORD DATE: NOVEMBER 24. 1994

25-Jan-02
03-Dec-07
2,138

AS OF JANUARY 11, 2008

	SA NO.	NAME	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 1/25/02 to 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
1	16288	A & A SECURITIES, INC.	8,416	80	16.80	11.97	70.13	98.91
2	16320	A & A SECURITIES, INC.	545,455	80	1,090.80	777.38	70.13	1,938.31
		TOTAL	553,871		1,107.60	789.35	140.27	2,037.22
3	SA9402087	ASIAN OCEANIC MERIT SEC., INC. CHP	109,090	80	218.00	155.36	70.13	443.49
4	SA9402088	ASIAN OCEANIC MERIT SEC., INC. MC	151,004	80	301.80	215.08	70.13	587.02
5	SA9402092	ASIAN OCEANIC MERIT SEC., INC. CHP4	109,090	80	218.00	155.36	70.13	443.49
6	SA9402093	ASIAN OCEANIC MERIT SEC., INC. JM	21,818	80	43.60	31.07	70.13	144.81
7	SA9402111	ASIAN OCEANIC MERIT SEC., INC. ATL	418,181	80	836.20	595.93	70.13	1,502.26
8	SA9402112	ASIAN OCEANIC MERIT SEC., INC. CHPO	208,923	80	417.80	297.75	70.13	785.68
9	SA9402115	ASIAN OCEANIC MERIT SEC., INC. VO	124,952	80	249.80	178.02	70.13	497.96
10	SA9402121	ASIAN OCEANIC MERIT SEC., INC. ATL	174,545	80	349.00	248.72	70.13	667.85
11	SA9402122	ASIAN OCEANIC MERIT SEC., INC. JNG	334,545	80	669.00	476.77	70.13	1,215.91
12	SA9402123	ASIAN OCEANIC MERIT SEC., INC. CHP	163,636	80	327.20	233.18	70.13	630.52
13	SA9402173	ASIAN OCEANIC MERIT SEC., INC. JMO	43,636	80	85.20	60.72	70.13	216.05
14	SA9401951	ASIAN OCEANIC MERIT SEC., INC.	1,665,263	80	3,330.40	2,373.47	70.13	5,774.00
		TOTAL	3,524,683		7,046.00	5,021.45	841.59	12,909.04
15	SA9403763	B.L. TAN SEC. INC.	2,172,313	90	2,172.31	1,548.13	70.13	3,790.58
16	SA16499	BPI SECURITIES CORP.	975,200	80	1,950.40	1,389.99	70.13	3,410.52
17	SA16511	BPI SECURITIES CORP.	83,800	80	167.20	119.16	70.13	356.49
18	SA16513	BPI SECURITIES CORP.	394,900	80	789.80	562.86	70.13	1,422.80
19	SA16564	BPI SECURITIES CORP.	188,100	80	376.20	268.11	70.13	714.44
20	SA16566	BPI SECURITIES CORP.	90,200	80	180.40	128.57	70.13	379.10
21	SA16567	BPI SECURITIES CORP.	83,600	80	167.20	119.16	70.13	356.49
22	SA16568	BPI SECURITIES CORP.	48,700	80	97.40	69.41	70.13	236.95
		TOTAL	1,864,500		3,728.60	2,657.25	490.93	6,876.78
23	SA9402312	CITYTRUST SECURITIES CORP. #91-009	218,180	80	436.00	310.72	70.13	816.86
24	SA9402313	CITYTRUST SECURITIES CORP. #90-066	500	80	1.00	0.71	70.13	71.85
25	SA9402325	CITYTRUST SECURITIES CORP. #93-423	418,181	80	836.20	595.93	70.13	1,502.26
26	SA9402330	CITYTRUST SECURITIES CORP. #93-241	763,636	80	1,527.20	1,088.38	70.13	2,685.72
		TOTAL	1,400,497		2,800.40	1,995.75	280.53	5,076.68
27	SA9403574	FEB STOCK BROKERS INC.	281,400	80	562.80	401.09	70.13	1,034.02
28	SA9403995	FEB STOCK BROKERS, INC. A/C #PC000104	41,818	80	83.60	59.58	70.13	213.31
29	SA9404020	FEB STOCK BROKERS, INC. A/C# CHIL002	363,636	80	727.20	518.25	70.13	1,315.58
		TOTAL	686,854		1,373.60	978.92	210.40	2,562.92
30	SA9402471	GUOCO SEC (PHIL) INC. A/C# C0544	43,635	80	87.20	62.14	70.13	219.48
31	SA9402472	GUOCO SEC (PHIL) INC. A/C# C1625	418,181	80	836.20	595.93	70.13	1,502.26
32	SA9402477	GUOCO SEC. (PHILS.) INC. A/C# C1837-A	363,636	80	727.20	518.25	70.13	1,315.58
33	SA9402478	GUOCO SEC. (PHILS.) INC. A/C# COO634-C	12,963,636	80	25,927.20	18,477.45	70.13	44,474.78
34	SB9402479	GUOCO SEC. (PHILS.) INC. A/C# COO688-A	418,181	80	836.20	595.93	70.13	1,502.26
35	SA9402481	GUOCO SECURITIES (PHIL.) INC. A/C#C09534	836,363	80	1,672.60	1,192.01	70.13	2,934.74
36	SB9402483	GUOCO SECURITIES (PHIL.) INC. A/C#CO9105	418,181	80	836.20	595.93	70.13	1,502.26
37	SA9402485	GUOCO SECURITIES (PHIL.) INC. A/C#CO976	836,363	80	1,672.60	1,192.01	70.13	2,934.74
		TOTAL	16,298,176		32,595.40	23,229.66	561.06	56,386.12

THE PHILODRILL CORPORATION
1994 STOCK RIGHTS OFFERING
RECORD DATE: NOVEMBER 24. 1994

25-Jan-02
03-Dec-07
2,138

AS OF JANUARY 11, 2008

	SA NO.	NAME	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 1/25/02 to 12/3/07	PUB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
38	SA9402585	KEPPEL SECURITIES PHILIPPINES, INC. A/C-1(	428,660	80	857.20	610.90	70.13	1,538.23
39	SA9402593	KEPPEL SECURITIES (PHILS) INC.	2,090,909	80	4,181.80	2,980.23	70.13	7,232.16
40	SA9402602	KEPPEL SEC. PHILS., INC. A/C# 1655	6,272,727	80	12,545.40	8,940.69	70.13	21,556.22
41	SA9402610	KEPPEL SECURITIES PHILIPPINES A/C# LEE A	872,727	80	1,745.40	1,243.89	70.13	3,059.42
		TOTAL	9,665,023		19,329.80	13,775.70	280.53	33,386.04
42	14578	L. M. GARCIA & ASSO., INC. A/C-95-005	1,023,960	80	2,047.80	1,459.40	70.13	3,577.33
43	14586	L. M. GARCIA & ASSO., INC. A/C-95-013	585,454	80	1,170.80	834.39	70.13	2,075.32
44	14587	L. M. GARCIA & ASSO., INC. A/C-95-014	1,254,545	80	2,509.00	1,788.08	70.13	4,367.21
		TOTAL	2,863,959		5,727.60	4,081.87	210.40	10,019.87
45	SA3405	MERIDIAN SEC. INC. A/C MS-013	2,582	80	5.00	3.56	70.13	78.70
46	SA9402722	PEREGRINE SEC. PHILS. INC.	459,300	80	918.60	654.66	70.13	1,643.39
47	SA9402722	PEREGRINE SEC. PHILS. INC.	37,237,500	80	74,475.00	53,075.85	70.13	127,620.98
48	SA9402722	PEREGRINE SEC. PHILS. INC.	1,303,000	80	2,606.00	1,857.21	70.13	4,533.34
49	SA9402739	PEREGRINE SEC. PHIL. INC. A/C CSUSP	31,238	80	62.40	44.47	70.13	177.00
50	SB9402757	PEREGRINE SEC. PHILS. INC. A/C CAGON2	6,941	80	13.80	9.83	70.13	93.77
51	SB9402758	PEREGRINE SEC. PHILS. INC. A/C CYSRA2	3,470	80	6.80	4.85	70.13	81.78
		TOTAL	39,041,449		78,082.60	55,646.87	420.80	134,150.26
52	SA9402724	PHILIPPINE ASIA EQUITY SECURITIES, INC. A/	18,251	80	36.40	25.94	70.13	132.47
53	SA9416528	PHILIPPINE ASIA EQUITY SECURITIES, INC.	68,300	80	136.60	97.35	70.13	304.08
		TOTAL	86,551		173.00	123.29	140.27	436.56
54	SA9402839	SUN HUNG KAI SEC. (PHIL.) INC. A/C-DL005	292	80	0.40	0.29	70.13	70.82
55	SA9402842	SUN HUNG KAI SEC. (PHIL.) INC. A/C-RE006	1,071,235	80	2,142.40	1,526.82	70.13	3,739.35
56	SA9402849	SUN HUNG KAI SEC. (PHIL.) INC. A/C-0001	31,820	80	63.40	45.18	70.13	178.72
57	SA9402850	SUN HUNG KAI SEC. (PHIL.) INC. A/C-CE002	846,842	80	1,693.60	1,206.97	70.13	2,970.71
58	SB9402851	SUN HUNG KAI SEC. (PHIL.) INC. A/C-CL002	117,024	80	234.00	166.76	70.13	470.90
59	SA9402853	SUN HUNG KAI SEC. (PHIL.) INC. A/C-DI027	117,024	80	234.00	166.76	70.13	470.90
60	SA9402859	SUN HUNG KAI SEC. (PHIL.) INC. A/C-0001	3,275	80	6.20	4.42	70.13	80.75
61	SA9402861	SUN HUNG KAI SEC. (PHIL.) INC. A/C-TR011	42,864	80	85.60	61.00	70.13	216.74
62	SA9402875	SUN HUNG KAI SEC. (PHIL.) INC. A/C-RA037	254,052	80	507.80	361.89	70.13	939.82
63	SA9402877	SUN HUNG KAI SEC. (PHIL.) INC. A/C-TE021	1,369	80	2.60	1.85	70.13	74.59
64	SB9402879	SUN HUNG KAI SEC. (PHIL.) INC. A/C-PM002	6,387,560	80	12,775.00	9,104.32	70.13	21,949.45
65	SB9402884	SUN HUNG KAI SEC. (PHIL.) INC. A/C-IS003	263	80	0.40	0.29	70.13	70.82
66	SA9402887	SUN HUNG KAI SEC. (PHIL.) INC. A/C-BO025	418,181	80	836.20	595.93	70.13	1,502.26
67	SA9402896	SUN HUNG KAI SEC. (PHIL.) INC. A/C-CRO58	184,312	80	368.60	262.69	70.13	701.42
		TOTAL	9,476,113	80	18,950.20	13,505.18	981.86	33,437.23
68	16392	THE FIRST RESOURCES MGNT. & SEC. CORP.	351,212		702.40	500.58	70.13	1,273.11
69	16420	THE FIRST RESOURCES MGNT. & SEC. CORP.	1,799,982		3,599.80	2,565.46	70.13	6,235.39
		TOTAL	2,151,194		4,302.20	3,066.03	140.27	7,508.50
		Grand total	**89,787,765**		**177,394.31**	**126,423.01**	**4,839.16**	**308,656.48**

THE PHILODRILL CORPORATION 25-Jan-02
1994 STOCK RIGHTS OFFERING 03-Dec-07
RECORD DATE: NOVEMBER 24, 1994 2,138
PAR VALUE P0.01/ SHARE
AS OF DECEMBER 31, 2007
(LIST OF STOCKHOLDERS-CORPORATION)

	SA NO.	NAME	TOTAL SHARES	% PAID	UNPAID BALANCE	INTEREST 1/25/02 to 12/3/07	'UB./MAILING & OTHER CHARGES	TOTAL AMOUNT DUE
	9410494	CONSOLIDATED FUNDING CORP.	80,822	80	161.65	115.20	70.13	387.85
2	9410416	GTR PROJECTS & SERVICES COR	68,264	80	136.53	97.30	70.13	344.83
3	9410599	SALOME L. TAN FOUNDATION	1,223,600	80	2,447.20	1,744.04	70.13	4,302.24
		TOTAL	1,372,686		2,745.38	1,956.54	210.40	5,034.92

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **21 February 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 87,724,515.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith a press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project in which our Company is involved.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

GALOC
Production Company

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

21st February 2008

Galoc Field Development – Completion of G3 Well

Galoc Production Company W.L.L., the Operator of the Galoc Field offshore Palawan, Philippines, is pleased to advise that construction of the Galoc 3 development well has been completed and the well has been flowed to the drill rig. This flow has confirmed both well integrity and the ability to flow to the FPSO prior to departure of the drill rig. Well testing to establish potential flow will be undertaken following hook up of the FPSO and First Oil.

Flow from the well was restricted to a stabilized rate of 5,200 bopd day with a choke setting of 48/64" and a flowing tubing head pressure of 885 psi. This flow data is fully consistent with anticipated well performance associated with the Operator's mean reserves estimate, undertaken in 2006, of approximately 10mmbbls. Confirmation of this will be the subject of full well tests scheduled for late April after First Oil.

Well construction activities are to be concluded on G4 well prior to departure of the drill rig from the field and commencement of subsea installation activities.

Registered Office: National Bank of Bahrain Tower, 18th Floor (181),
Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg,
Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

Galoc Production Company

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

Additional Notes

The Galoc field is located in Service Contract SC14-C (Galoc Sub Block) in 290m of water approximately 65km north west of Palawan in the Republic of the Philippines. The development involves the construction of two subsea completed horizontal production wells, with extended reservoir contacts, tied back to a Floating Production Storage and Offloading ("FPSO") facility via a short seabed pipeline and mid-water riser system. Most likely oil reserves as estimated at time of commitment to the development in 2006, is approximately 10 million barrels. The reserves estimate and requirement for additional wells and facility capacity will be reassessed following an analysis of results from both development drilling and initial field production performance.

The participating interests in the Galoc Field are as follows:

Participant	Participating Interest %
Galoc Production Company W.L.L. (Operator)	58.29
Nido Petroleum Philippines Pty Ltd	22.28
The Philodrill Corporation	7.02
Oriental Petroleum & Minerals Corporation/ Linapacan Oil Gas & Power Corporation	7.58
Forum Energy Philippines Corporation	2.27
Alcorn Gold Resources Corporation	1.53
PetroEnergy Resources Corporation	1.03

Further information on GPC and the Galoc Field can be obtained from:

- GPC's website www.galoc.com
- via email at enquiry@galoc.com
- or by contacting

Jeff Davison, Chief Operating Officer
Tel: +65 6248 5360

Registered Office: National Bank of Bahrain Tower, 18th Floor (181), Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg, Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 February 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 87,724,515.46

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
February 26, 2008
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 26 February 2008, the Board has approved the scheduling of the Company's **Annual Stockholders' Meeting** ("ASM") on **25 June 2008, Wednesday, 3:00 p.m.** By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and vote at said Meeting, is **23 April 2008**.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 March 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 86,724,515.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our disclosure letter dated February 26, 2008, please be advised that the Company's Annual Stockholders' Meeting on 25 June 2008 will be held at the Banahaw Ballroom, The Legend Villas, 60 Pioneer Street, Mandaluyong City from 3 – 5 p.m..

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **28 March 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES** 6. _______ (SEC Use Only)
   Province, country or other jurisdiction of incorporation — Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 86,724,515.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith a certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

Republic of the Philippines
DEPARTMENT OF ENERGY

CERTIFICATION

TO WHOM IT MAY CONCERN:

This is to certify that The Philodrill Corporation, a company organized and existing under the laws of the Republic of the Philippines, is a member of the following valid and subsisting petroleum Service Contracts (SC), either in its capacity as operator or consortium member:

SC 6 (Cadlao Production Block)	Carried Interest Party
SC 6A (Octon Block)	Operator
SC 6B (Bonita Block)	Operator
SC 14A (Nido Block)	Operator
SC 14B (Matinloc Block)	Operator
SC 14B-1 (North Matinloc)	Operator
SC 14C-1 (Galoc)	Consortium Member
SC 14C-2 (West Linapacan)	Operator
SC 14D (Retention Block)	Operator
SC 14 (Tara Block)	Consortium Member
SC 41 (Sulu Sea)	Consortium Member
SC 53 (Onshore Mindoro)	Consortium Member

This certification is issued upon request of The Philodrill Corporation for whatever legal purpose it may serve.

March 24, 2008, Fort Bonifacio, Taguig City, Metro Manila.

RESTITUTO G. TAGANAS, JR.
OIC-Director
Energy Resource Development Bureau

TUO:TMC:ECD:mag
mydocs
cert-Philodrill

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 April 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 85,724,514.46

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith one (1) pc. CD-ROM List of Stockholders as of April 23, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **12 May 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 84,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
May12, 2008
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

We are submitting herewith a press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project in which our Company is involved.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

GALOC
Production Company

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

11 May 2008

Galoc Field Development – FPSO Arrives at the Galoc Field

Galoc Production Company (GPC), the Operator of the Galoc Field offshore Palawan, Philippines, is pleased to advise that the FPSO arrived in the Galoc Field offshore northwest Palawan this afternoon, Sunday 11th May. The FPSO sailed from Batangas, a port to the south of Manila, on Saturday evening on conclusion of the inshore activities. With the FPSO now in the field, final preparations will be undertaken prior to commencement of the hooking up to the mooring and riser system that was installed during March. The current forecast is for favourable weather that should allow the hook-up operation to be undertaken over the coming week. On completion of hook-up, final commissioning of both the subsea and FPSO located equipment will be undertaken to ensure readiness to safely receive and process reservoir fluids. It is anticipated that these activities will take approximately 3 weeks with the target of achieving 1st oil by the end of the month.

Initial production will involve testing of the 2 wells prior to achievement of steady state production. The 1st cargo is anticipated mid/late June.

Registered Office: National Bank of Bahrain Tower, 18th Floor (181), Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg, Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

Galoc Production Company

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

Additional Notes

The Galoc field is located in Service Contract SC14-C (Galoc Sub Block) in 290m of water approximately 65km north west of Palawan in the Republic of the Philippines. The development involves the construction of two subsea completed horizontal production wells, with extended reservoir contacts, tied back to a Floating Production Storage and Offloading ("FPSO") facility via a short seabed pipeline and mid-water riser system. Most likely oil reserves as estimated at time of commitment to the development in 2006, is approximately 10 million barrels. The reserves estimate and requirement for additional wells and facility capacity will be reassessed following an analysis of results from both development drilling and initial field production performance.

The participating interests in the Galoc Field are as follows:

Participant	Participating Interest %
Galoc Production Company W.L.L. (Operator)	58.29
Nido Petroleum Philippines Pty Ltd	22.28
The Philodrill Corporation	7.02
Oriental Petroleum & Minerals Corporation/ Linapacan Oil Gas & Power Corporation	7.58
Forum Energy Philippines Corporation	2.27
Alcorn Gold Resources Corporation	1.53
PetroEnergy Resources Corporation	1.03

Further information on GPC and the Galoc Field can be obtained from:

- GPC's website www.galoc.com
- via email at enquiry@galoc.com
- or by contacting

  Jeff Davison, Chief Operating Officer
  Tel: +65 6248 5360

Registered Office: National Bank of Bahrain Tower, 18th Floor (181), Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg, Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 June 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 83,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held today, 25 June 2008, 3:00 p.m. at the Banahaw Ballroom, The Legend Villas, 60 Pioneer Street, Mandaluyong City, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2009:

ALFREDO C. RAMOS	WALTER W. BROWN
PRESENTACION S. RAMOS	ADRIAN S. RAMOS
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA*
FRANCISCO A. NAVARRO	HONORIO A. POBLADOR III*
CHRISTOPHER M. GOTANCO	

****Messrs. Alcantara and Poblador are the Company's Independent Directors***

At the Organizational Meeting of the Board of Directors of the Company held on 25 June 2008 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
FRANCISCO A. NAVARRO	Executive Vice President
REYNALDO E. NAZAREA	Treasurer and Vice President for Administration
ALESSANDRO O. SALES	Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

Nomination Committee

Members : NICASIO I. ALCANTARA, Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
CHRISTOPHER M. GOTANCO, Director, Member
REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member

Compensation & Remuneration Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

Audit Committee

Members	:	HONORIO A. POBLADOR III, Independent Director, Chairman NICASIO I. ALCANTARA, Independent Director, Member CHRISTOPHER M. GOTANCO, Director, Member ADRIAN S. RAMOS, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance	:	ADRIAN S. ARIAS
Internal Auditor	:	VIOLETA B. DE LEON

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **17 July 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 82,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are pleased to inform you that The Philodrill Corporation, Operator of SC 14A and B (Nido and Matinloc oilfields), has resumed oil production after a hiatus of two (2) months to comply with the double hull requirement of the Maritime Industry Authority (MARINA). An initial shipment of 12,500 bbls will be made to Pilipinas Shell shortly. Philodrill is now using only double hulled vessels in compliance with local laws and international agreements.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **21 July 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 82,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
July 21, 2008
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Attached is our press release regarding the drilling of the Lumba Lumba-1 well.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

LUMBA LUMBA-1 EXPLORATION WELL

The Philodrill Corporation is pleased to announce that the SC 41 Block operator Tap Oil Limited ("Tap") spudded the Lumba Lumba-1 well on July 19 using the semi-submersible TransOcean Legend. As of 0600 hrs 20 July 2008, the well had reached 1211 meters measured depth below rotary table.

Tap has issued the following release related to the Lumba Lumba-1 exploration drilling.

Location

The Lumba Lumba-1 exploration well is located in permit SC 41 at an approximate latitude of 6^{0} 11' 12.77"N and longitude 119o 15' 33.58"E. The permit is located in the Sulu Sea, Philippines, just off the northeastern coast of Borneo.

Program

Lumba Lumba-1 is planned to drill to a total depth of around 3000 m sub-sea in a water depth of 1100 m and is planned to take approximately 20 days from spud to the total well depth.

Tap Comment

Lumba Lumba is a moderate risk prospect located in the central part of SC 41. It is covered by the Alpine 3D Seismic Survey, which was acquired in 3Q 2007. The well will test a large inversion structure with multiple objectives in interpreted channel and fan complexes. Estimated recoverable volumes are in the 50–150 million barrels range.

Tap believes that SC 41 has the potential to be a "game changer" for the company as it contains numerous prospective features of substantial size. Various independent play concepts exist in SC 41 that are being matured for drilling regardless of the Lumba Lumba-1 results. Encouragement is provided by offset wells which demonstrate a working petroleum system. Nevertheless, although minor oil has been recovered from some wells, reservoir development and the identification of sand-prone fairways remains technically challenging and is recognized as the main exploration risks in the area.

Philodrill's Participation

Philodrill maintains a 3.398% participating interest in SC 41. Other Filipino partners in the consortium include Oriental Petroleum, Philex Mining, Anglo Philippine Holdings, South China Resources, Southwest Resources, and Universal Robina. Together with Philodrill, these companies hold a collective 15% interest on the block. Tap Oil Limited with 50% stake is the operator. Salamander Energy, with 35% interest, is the other major foreign partner.

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **23 July 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	153,495,044,287
Loans Payable	₱ 82,724,515.00

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
July 23, 2008
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please find attached press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project in which our Company is involved.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

23 July 2008

Galoc Field Development – FPSO Reconnection

Galoc Production Company (GPC), the Operator of the Galoc Field offshore Palawan, Philippines, advises that, following disconnection of the FPSO from the Mooring and Riser System which was necessary due to typhoon Frank (FengShen) subsequent inspection of the subsea components by Remote Operated Vehicle (ROV) has revealed damage to one of the upper riser sections. Replacement riser sections have been mobilized from Singapore by our FPSO contractor and have arrived in the field onboard a support vessel for the replacement operation.

The Mooring and Riser System is being recovered and surface inspection and pressure testing of the umbilical will be carried out. The riser replacement and reconnection operations will then be undertaken. An additional vessel equipped with a work class ROV spread has been mobilized to assist our FPSO contractor in completing these activities.

The on-going inspection, reinstatement and reconnection activities involve several delicate, inter-related operations the results of which will influence the timing of First Oil, now anticipated to be early August.

Registered Office: National Bank of Bahrain Tower, 18th Floor (181), Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg, Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

GALOC
Production Company

Galoc Production Company WLL
#13-01 The Heeren
260 Orchard Rd
Singapore 238855
Tel: 65 6248 5360, Fax: 65 6248 5370

Additional Notes

The Galoc field is located in Service Contract SC14-C (Galoc Sub Block) in 290m of water approximately 65km north west of Palawan in the Republic of the Philippines. The development involves the construction of two subsea completed horizontal production wells, with extended reservoir contacts, tied back to a Floating Production Storage and Offloading ("FPSO") facility via a short seabed pipeline and mid-water riser system. Most likely oil reserves as estimated at time of commitment to the development in 2006, is approximately 10 million barrels. The reserves estimate and requirement for additional wells and facility capacity will be reassessed following an analysis of results from both development drilling and initial field production performance.

The participating interests in the Galoc Field are as follows:

Participant	Participating Interest %
Galoc Production Company W.L.L. (Operator)	58.29
Nido Petroleum Philippines Pty Ltd	22.28
The Philodrill Corporation	7.02
Oriental Petroleum & Minerals Corporation/ Linapacan Oil Gas & Power Corporation	7.58
Forum Energy Philippines Corporation	2.27
Alcorn Gold Resources Corporation	1.53
PetroEnergy Resources Corporation	1.03

Further information on GPC and the Galoc Field can be obtained from:

- GPC's website www.galoc.com
- via email at enquiry@galoc.com
- or by contacting

Jeff Davison, Chief Operating Officer
Tel: +65 6248 5360

Registered Office: National Bank of Bahrain Tower, 18th Floor (181), Building 113, Government Avenue, Manama Town 316, Bahrain
Registered Branch Office: 3/F 111 Paseo de Roxas Bldg, Paseo de Roxas cor. Legaspi Sts., Legaspi Village, Makati City, Philippines

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

Attendance of the Board of Directors Meeting
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

JAN 28 2008

CENTRAL RECEIVING AND RECORDS DIVISION

SECRETARY'S CERTIFICATE

KNOW ALL MEN BY THESE PRESENTS:

I, **ADRIAN S. ARIAS**, being the duly elected and qualified Corporate Secretary of **THE PHILODRILL CORPORATION** (the "Company"), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal offices at the 8th and 9th Floors, Quad Alpha Centrum, 125 Pioneer, Mandaluyong City 1550, Philippines, under oath, depose and state:

1. That the summary of the attendance of the members of the Board of Directors of the Corporation during the Board meetings for the year 2007 shown below is true and correct based on the records of the Corporation:

Date of Board Meetings

Name of Directors	1/17	2/21	3/20	4/24	5/23	6/20	7/24	8/22	9/19	10/24	11/28	12/19
Alfredo C. Ramos	/	/	/	/	/	/	/	/	/	/	/	/
Walter W. Brown	/	/	X	X	/	/	X	/	X	/	/	X
Augusto B. Sunico	/	/	/	/	/	/	X	/	/	/	/	/
Presentacion S. Ramos	/	/	/	/	/	/	/	/	/	/	/	/
Christopher M. Gotanco	/	/	/	/	X	/	/	/	/	/	/	/
Adrian S. Ramos	/	/	/	/	/	/	/	/	X	X	X	/
Francisco A. Navarro	/	/	/	/	/	/	/	/	/	/	/	/
Nicasio I. Alcantara	X	X	X	/	X	/	/	/	/	/	X	/
Honorio A. Poblador III	X	/	X	X	/	/	/	/	X	/	X	X

Legend: [/] present [x] absent

2. This certification is executed in compliance with the requirements of SEC Memorandum Circular No. 2, Series of 2002, otherwise known as the SEC Code of Corporate Governance and the Corporation's Manual on Corporate Governance.

IN WITNESS WHEREOF, I have hereunto affixed my signature this JAN 28 2008 day of January 2008 at Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

Attested:

ALFREDO C. RAMOS
Chairman

SUBSCRIBED AND SWORN to before me this JAN 28 2008 day of January 2008 at QUEZON CITY Mandaluyong City, affiant exhibited his Community Tax Certificate No. 11870622 issued on January 4, 2008 at Mandaluyong City.

JOEL G. GORDOLA
NOTARY PUBLIC
COMMISSION EXPIRES UNTIL DEC 31 2009
ROLL No. 25103, IBP No. 845154
PTR No. 9763519, 1/2/08 Q.CITY

Doc. No. 116

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

Top 100 Stockholders
As of September 30, 2007

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 09/30/2007

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	88,607,601,549	57.7268%	PCD NOMINEE CORPORATION
2	16,588,287,159	10.8071%	VULCAN INDUSTRIAL & MINING CORP.
3	12,859,864,695	8.3780%	NATIONAL BOOKSTORE, INC.
4	5,145,989,976	3.3525%	ALAKOR CORPORATION
5	2,422,303,400	1.5781%	ALAKOR SECURITIES CORPORATION
6	958,486,326	0.6244%	WEALTH SECURITIES, INC.
7	754,082,100	0.4912%	TRAFALGAR HOLDINGS PHIL., INC.
8	662,172,800	0.4313%	TERESITA DELA CRUZ
9	566,720,000	0.3692%	ALSONS CONSOLIDATED RESOURCES, INC.
10	490,565,136	0.3195%	CONRADO S. CHUA
11	460,000,000	0.2996%	DOMINGO U. LIM
12	385,482,500	0.2511%	RCBC TA# 72-230-8
13	364,311,105	0.2373%	ANG NGO CHIONG
14	363,200,000	0.2366%	NICASIO ALCANTARA
15	351,561,991	0.2290%	ALBERT AWAD
16	336,882,100	0.2194%	RCBC TRUST ACCOUNT #32-314-4
17	317,910,514	0.2071%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
18	254,097,005	0.1655%	CHRISTINE C. CHUA
19	199,752,617	0.1301%	CUALOPING SECURITIES CORP.
20	188,247,468	0.1226%	PHIL. REMNANTS CO., INC.

21	188,068,125	0.1225%	AYALA CORPORATION
22	179,929,796	0.1172%	ANITA N. TY
23	176,415,750	0.1149%	CARMENCITA O. REYES
24	173,085,000	0.1127%	SALVADOR LACSON
25	168,476,356	0.1097%	JOSE D. SANGALANG
26	165,807,000	0.1080%	INDEPENDENT REALTY CORPORATION
27	165,000,000	0.1074%	ASIATIC DEVELOPMENT CORP.
28	158,686,385	0.1033%	R. S. LIM & CO. INC.
29	143,549,745	0.0935%	JUANITO QUE
30	142,995,846	0.0931%	ENRIQUE LAGUINIA
31	129,658,834	0.0844%	CAMPOS, LANUZA & CO., INC.
32	117,592,123	0.0766%	LACSON, STREEGAN INS. CONS., INC.
33	115,110,084	0.0749%	ANSALDO, GODINEZ & CO., INC.
34	110,400,000	0.0719%	J.A. GONZALEZ
35	108,936,264	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
36	107,794,948	0.0702%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
37	103,872,359	0.0676%	DAVID WUSON
38	103,860,770	0.0676%	VIRGINIA YAPTINCHAY
39	103,335,072	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
40	100,000,000	0.0651%	TERESO C. TAN
41	95,894,072	0.0624%	JIMMY BAUTISTA
42	95,454,678	0.0621%	BENJAMIN CO CA & CO., INC.
43	92,279,800	0.0601%	BRISOT ECONOMIC DEV. CORP.
44	90,941,400	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.

45	88,183,083	0.0574%	HOPKINS, HARBACH & CO.
46	85,974,000	0.0560%	CARMEN ONGSIAKO
47	84,264,715	0.0548%	JOSE ANTONIO GONZALEZ
48	81,387,266	0.0530%	JOSE Y CAMPOS
49	77,849,435	0.0507%	BENITO YANG
50	77,156,364	0.0502%	MANDARIN SECURITIES CORPORATION
51	76,905,252	0.0501%	DAVID GO SECURITIES CORP.
52	76,105,000	0.0495%	ROSARIO ACUNA
53	75,994,528	0.0495%	BARCELON ROXAS SECURITIES, INC.
54	75,551,616	0.0492%	INVESTORS SECURITIES, INC.
55	74,981,156	0.0488%	TANSENGCO & CO., INC.
56	74,830,738	0.0487%	MAXINE C. DE CACHO
57	74,644,622	0.0486%	G & L SECURITIES CO., INC.
58	73,379,457	0.0478%	JUANITO L. YEE
59	71,451,800	0.0465%	JOSEPH D. ONG
60	71,277,641	0.0464%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
61	70,774,286	0.0461%	ALBERTO MENDOZA
62	70,643,797	0.0460%	AURORA SHIH
63	68,072,640	0.0443%	WILLIAM HOW &/OR BENITO HOW
64	68,036,286	0.0443%	LUYS SECURITIES CO., INC.
65	67,691,088	0.0441%	BELEN NG CO
66	66,384,820	0.0432%	CITISECURITIES, INC.
67	66,231,266	0.0431%	EDWARD T. GABALDON

68	65,891,826	0.0429%	MIDAS DEV. CORP.
69	64,860,309	0.0422%	RAMON MONZON
70	64,843,362	0.0422%	ALL ASIA SEC. MGT. CORP.
71	64,645,492	0.0421%	ENRIQUE LUY
72	61,333,332	0.0399%	JOSE ANTONIO U. GONZALEZ
73	61,191,700	0.0398%	MARIA PAZ BRIMO
74	60,700,000	0.0395%	ROSARIO TIN
75	60,350,000	0.0393%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
76	59,227,472	0.0385%	PRYCE SECURITIES, INC.
77	56,791,526	0.0369%	ANTONIO O. FLOIRENDO
78	54,265,351	0.0353%	SUNNY BAUTISTA
79	51,600,000	0.0336%	SQUIRE SECURITIES, INC.
80	50,706,720	0.0330%	GEORGE K. YOUNG
81	50,365,933	0.0328%	AURELIO H. DIZON
82	50,144,029	0.0326%	JOSEPH D. ONG
83	48,650,557	0.0316%	DYNAWINDS, INC.
84	48,085,099	0.0313%	JAIME C. LAYA
85	48,080,895	0.0313%	ESTEBAN YAU
86	47,711,127	0.0310%	R. COYIUTO SECURITIES, INC.
87	47,644,858	0.0310%	PHIL. SHARES CORP.
88	47,577,712	0.0309%	HORACIO RODRIGUEZ
89	47,305,755	0.0308%	PAULINO B. DIONISIO
90	46,306,344	0.0301%	NESTOR M. SEVILLA

91	46,204,183	0.0301%	R. NUBLA SECURITIES, INC.
92	45,110,665	0.0293%	JOANNA SYCHINGHO
93	44,819,332	0.0291%	ERNESTO LICHAUCO
94	43,510,836	0.0283%	TAN CHUN GUAN
95	42,860,318	0.0279%	ELOISA TANTUCO
96	41,904,040	0.0273%	E. SANTAMARIA & CO., INC.
97	41,426,000	0.0269%	FRANCISCO ORTIGAS SEC., INC. A/C #212
98	40,793,100	0.0265%	TEODORA G. YU
99	40,464,179	0.0263%	INTERNATIONAL COPRA EXPORT CORP.
100	40,416,819	0.0263%	WESTIN SECURITIES CORPORATION
	138,818,222,575	GRAND TOTAL	

OFFICE FILE

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

TOP 100 – DECEMBER 2007

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 10 STOCKHOLDERS REPORT AS OF 12/31/2007

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	89,486,249,175	58.2993%	PCD NOMINEE CORPORATION
2	16,588,287,159	10.8071%	VULCAN INDUSTRIAL & MINING CORP.
3	12,859,864,695	8.3780%	NATIONAL BOOKSTORE, INC.
4	5,115,639,206	3.3327%	ALAKOR CORPORATION
5	2,422,303,400	1.5781%	ALAKOR SECURITIES CORPORATION
6	958,486,326	0.6244%	WEALTH SECURITIES, INC.
7	754,082,100	0.4912%	TRAFALGAR HOLDINGS PHIL., INC.
8	662,172,800	0.4313%	TERESITA DELA CRUZ
9	660,000,000	0.4299%	DOMINGO U. LIM
10	566,720,000	0.3692%	ALSONS CONSOLIDATED RESOURCES, INC.
11	490,565,136	0.3195%	CONRADO S. CHUA
12	385,482,500	0.2511%	RCBC TA# 72-230-8
13	363,200,000	0.2366%	NICASIO ALCANTARA
14	351,561,991	0.2290%	ALBERT AWAD
15	336,882,100	0.2194%	RCBC TRUST ACCOUNT #32-314-4
16	317,910,514	0.2071%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
17	254,097,005	0.1655%	CHRISTINE C. CHUA
18	188,247,468	0.1226%	PHIL. REMNANTS CO., INC.
19	188,068,125	0.1225%	AYALA CORPORATION
20	179,929,796	0.1172%	ANITA N. TY

21	176,415,750	0.1149%	CARMENCITA O. REYES
22	173,085,000	0.1127%	SALVADOR LACSON
23	168,476,356	0.1097%	JOSE D. SANGALANG
24	165,807,000	0.1080%	INDEPENDENT REALTY CORPORATION
25	165,000,000	0.1074%	ASIATIC DEVELOPMENT CORP.
26	158,686,385	0.1033%	R. S. LIM & CO. INC.
27	150,222,573	0.0978%	CUALOPING SECURITIES CORP.
28	143,549,745	0.0935%	JUANITO QUE
29	142,995,846	0.0931%	ENRIQUE LAGUINIA
30	117,592,123	0.0766%	LACSON, STREEGAN INS. CONS., INC.
31	115,110,084	0.0749%	ANSALDO, GODINEZ & CO., INC.
32	110,400,000	0.0719%	J.A. GONZALEZ
33	108,936,264	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
34	108,084,494	0.0704%	CAMPOS, LANUZA & CO., INC.
35	107,794,948	0.0702%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
36	103,872,359	0.0676%	DAVID WUSON
37	103,860,770	0.0676%	VIRGINIA YAPTINCHAY
38	103,335,072	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
39	100,000,000	0.0651%	TERESO C. TAN
40	95,144,678	0.0619%	BENJAMIN CO CA & CO., INC.
41	92,279,800	0.0601%	BRISOT ECONOMIC DEV. CORP.
42	90,941,400	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.
43	88,183,083	0.0574%	HOPKINS, HARBACH & CO.
44	85,974,000	0.0560%	CARMEN ONGSIAKO

45	84,264,715	0.0548%	JOSE ANTONIO GONZALEZ
46	82,846,500	0.0539%	ANG NGO CHIONG
47	81,387,266	0.0530%	JOSE Y CAMPOS
48	77,156,364	0.0502%	MANDARIN SECURITIES CORPORATION
49	76,105,000	0.0495%	ROSARIO ACUNA
50	75,994,528	0.0495%	BARCELON ROXAS SECURITIES, INC.
51	75,551,616	0.0492%	INVESTORS SECURITIES, INC.
52	74,830,738	0.0487%	MAXINE C. DE CACHO
53	74,025,062	0.0482%	G & L SECURITIES CO., INC.
54	73,379,457	0.0478%	JUANITO L. YEE
55	71,451,800	0.0465%	JOSEPH D. ONG
56	71,277,641	0.0464%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
57	70,774,286	0.0461%	ALBERTO MENDOZA
58	70,643,797	0.0460%	AURORA SHIH
59	70,075,357	0.0456%	TANSENGCO & CO., INC.
60	68,072,640	0.0443%	WILLIAM HOW &/OR BENITO HOW
61	68,036,286	0.0443%	LUYS SECURITIES CO., INC.
62	65,891,826	0.0429%	MIDAS DEV. CORP.
63	65,684,820	0.0427%	CITISECURITIES, INC.
64	65,150,179	0.0424%	DAVID GO SECURITIES CORP.
65	64,860,309	0.0422%	RAMON MONZON
66	64,843,362	0.0422%	ALL ASIA SEC. MGT. CORP.
67	64,645,492	0.0421%	ENRIQUE LUY

68	64,247,324	0.0418%	BENITO YANG
69	61,333,332	0.0399%	JOSE ANTONIO U. GONZALEZ
70	61,191,700	0.0398%	MARIA PAZ BRIMO
71	60,700,000	0.0395%	ROSARIO TIN
72	60,350,000	0.0393%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
73	59,227,472	0.0385%	PRYCE SECURITIES, INC.
74	56,791,526	0.0369%	ANTONIO O. FLOIRENDO
75	51,600,000	0.0336%	SQUIRE SECURITIES, INC.
76	50,706,720	0.0330%	GEORGE K. YOUNG
77	50,365,933	0.0328%	AURELIO H. DIZON
78	50,144,029	0.0326%	JOSEPH D. ONG
79	48,650,557	0.0316%	DYNAWINDS, INC.
80	48,085,099	0.0313%	JAIME C. LAYA
81	48,080,895	0.0313%	ESTEBAN YAU
82	47,711,127	0.0310%	R. COYIUTO SECURITIES, INC.
83	47,644,858	0.0310%	PHIL. SHARES CORP.
84	47,577,712	0.0309%	HORACIO RODRIGUEZ
85	47,305,755	0.0308%	PAULINO B. DIONISIO
86	46,306,344	0.0301%	NESTOR M. SEVILLA
87	45,540,183	0.0296%	R. NUBLA SECURITIES, INC.
88	45,110,665	0.0293%	JOANNA SYCHINGHO
89	44,819,332	0.0291%	ERNESTO LICHAUCO
90	43,510,836	0.0283%	TAN CHUN GUAN

91	42,860,318	0.0279%	ELOISA TANTUCO
92	41,904,040	0.0273%	E. SANTAMARIA & CO., INC.
93	40,793,100	0.0265%	TEODORA G. YU
94	40,464,179	0.0263%	INTERNATIONAL COPRA EXPORT CORP.
95	40,390,057	0.0263%	PEREGRINE SEC. PHILS., INC.
96	39,689,454	0.0258%	POLYGON INVESTORS & MANAGERS, INC.
97	39,419,088	0.0256%	TRENDLINE SECURITIES CORP.
98	39,100,000	0.0254%	GERARDO ALBERTO &/OR ISABEL ALBERTO
99	39,000,000	0.0254%	MARIO YAP
100	38,695,400	0.0252%	BELSON SECURITIES, INC.
	139,351,763,302		GRAND TOTAL

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

TOP 100 STOCKHOLDERS
AS OF MARCH 31, 2008

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 03/31/2008

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	93,955,791,040	61.21087%	PCD NOMINEE CORPORATION
2	13,044,392,634	8.4982%	VULCAN INDUSTRIAL & MINING CORP.
3	11,065,631,002	7.2091%	NATIONAL BOOKSTORE, INC.
4	5,115,639,206	3.3327%	ALAKOR CORPORATION
5	2,423,438,709	1.5788%	PHILIPPINE OVERSEAS TELECOMMUNICATION CORPO-RATION
6	2,422,303,400	1.5780%	ALAKOR SECURITIES CORPORATION
7	754,082,100	0.4912%	TRAFALGAR HOLDINGS PHIL., INC.
8	710,000,000	0.4625%	DOMINGO U. LIM
9	662,172,800	0.4313%	TERESITA DELA CRUZ
10	566,720,000	0.3692%	ALSONS CONSOLIDATED RESOURCES, INC.
11	490,565,136	0.3195%	CONRADO S. CHUA
12	385,482,500	0.2511%	RCBC TA# 72-230-8
13	363,200,000	0.2366%	NICASIO ALCANTARA
14	351,561,991	0.2290%	ALBERT AWAD
15	336,882,100	0.2194%	RCBC TRUST ACCOUNT #32-314-4
16	317,910,514	0.2071%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
17	254,097,005	0.1655%	CHRISTINE C. CHUA
18	253,717,800	0.1652%	PHILIPPINE COMMUNICATION SATELLITE CORP.
19	188,247,468	0.1226%	PHIL. REMNANTS CO., INC.
20	188,068,125	0.1225%	AYALA CORPORATION

21	179,929,796	0.1172%	ANITA N. TY
22	176,415,750	0.1149%	CARMENCITA O. REYES
23	173,085,000	0.1127%	SALVADOR LACSON
24	168,476,356	0.1097%	JOSE D. SANGALANG
25	165,807,000	0.1080%	INDEPENDENT REALTY CORPORATION
26	150,222,573	0.0978%	CUALOPING SECURITIES CORP.
27	143,549,745	0.0935%	JUANITO QUE
28	142,995,846	0.0931%	ENRIQUE LAGUINIA
29	117,592,123	0.0766%	LACSON, STREEGAN INS. CONS., INC.
30	115,786,385	0.0754%	R. S. LIM & CO. INC.
31	115,010,084	0.0749%	ANSALDO, GODINEZ & CO., INC.
32	110,400,000	0.0719%	J.A. GONZALEZ
33	108,936,264	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
34	108,084,494	0.0704%	CAMPOS, LANUZA & CO., INC.
35	107,779,948	0.0702%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
36	103,860,770	0.0676%	ESTATE OF VIRGINIA YAPTINCHAY
37	103,335,072	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
38	100,000,000	0.0651%	TERESO C. TAN
39	92,279,800	0.0601%	BRISOT ECONOMIC DEV. CORP.
40	90,941,400	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.
41	88,183,083	0.0574%	HOPKINS, HARBACH & CO.
42	85,974,000	0.0560%	CARMEN ONGSIAKO
43	84,264,715	0.0548%	JOSE ANTONIO GONZALEZ

44	82,846,500	0.0539%	ANG NGO CHIONG
45	81,387,266	0.0530%	JOSE Y CAMPOS
46	77,156,364	0.0502%	MANDARIN SECURITIES CORPORATION
47	76,105,000	0.0495%	ROSARIO ACUNA
48	75,994,528	0.0495%	BARCELON ROXAS SECURITIES, INC.
49	74,830,738	0.0487%	MAXINE C. DE CACHO
50	74,025,062	0.0482%	G & L SECURITIES CO., INC.
51	73,379,457	0.0478%	JUANITO L. YEE
52	71,451,800	0.0465%	JOSEPH D. ONG
53	71,277,641	0.0464%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
54	70,643,797	0.0460%	AURORA SHIH
55	68,072,640	0.0443%	WILLIAM HOW &/OR BENITO HOW
56	65,925,477	0.0429%	TANSENGCO & CO., INC.
57	65,891,826	0.0429%	MIDAS DEV. CORP.
58	65,684,820	0.0427%	CITISECURITIES, INC.
59	65,150,179	0.0424%	DAVID GO SECURITIES CORP.
60	64,860,309	0.0422%	RAMON MONZON
61	64,645,492	0.0421%	ENRIQUE LUY
62	64,247,324	0.0418%	BENITO YANG
63	61,333,332	0.0399%	JOSE ANTONIO U. GONZALEZ
64	61,191,700	0.0398%	MARIA PAZ BRIMO
65	60,700,000	0.0395%	ROSARIO TIN
66	60,350,000	0.0393%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.

67	59,227,472	0.0385%	PRYCE SECURITIES, INC.
68	56,791,526	0.0369%	ANTONIO O. FLOIRENDO
69	55,052,036	0.0358%	LUYS SECURITIES CO., INC.
70	54,113,190	0.0352%	INVESTORS SECURITIES, INC.
71	51,600,000	0.0336%	SQUIRE SECURITIES, INC.
72	50,706,720	0.0330%	GEORGE K. YOUNG
73	50,365,933	0.0328%	AURELIO H. DIZON
74	50,144,029	0.0326%	JOSEPH D. ONG
75	48,650,557	0.0316%	DYNAWINDS, INC.
76	48,085,099	0.0313%	JAIME C. LAYA
77	48,080,895	0.0313%	ESTEBAN YAU
78	47,711,127	0.0310%	R. COYIUTO SECURITIES, INC.
79	47,644,858	0.0310%	PHIL. SHARES CORP.
80	47,577,712	0.0309%	HORACIO RODRIGUEZ
81	47,305,755	0.0308%	PAULINO B. DIONISIO
82	46,306,344	0.0301%	NESTOR M. SEVILLA
83	45,540,183	0.0296%	R. NUBLA SECURITIES, INC.
84	45,110,665	0.0293%	JOANNA SYCHINGHO
85	44,819,332	0.0291%	ERNESTO LICHAUCO
86	43,510,836	0.0283%	TAN CHUN GUAN
87	42,860,318	0.0279%	ELOISA TANTUCO
88	41,904,040	0.0272%	E. SANTAMARIA & CO., INC.
89	40,793,100	0.0265%	TEODORA G. YU
90	40,464,179	0.0263%	INTERNATIONAL COPRA EXPORT CORP.

91	39,689,454	0.0258%	POLYGON INVESTORS & MANAGERS, INC.
92	39,419,088	0.0256%	TRENDLINE SECURITIES CORP.
93	39,100,000	0.0254%	GERARDO ALBERTO &/OR ISABEL ALBERTO
94	39,000,000	0.0254%	MARIO YAP
95	38,695,400	0.0252%	BELSON SECURITIES, INC.
96	37,560,532	0.0244%	FORTUNATO YOUNG
97	37,095,468	0.0241%	E. SANTAMARIA & CO., INC.
98	36,974,625	0.0240%	RAMON MONZON
99	36,961,559	0.0240%	ROBERT HWANG
100	36,529,117	0.0237%	AMTEL TRADING CORP.
	139,815,356,185		GRAND TOTAL

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

TOP 100 STOCKHOLDERS
As of June 30, 2008

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

JUL 09 2008
S.E.C.
HRAD
CENTRAL RECEIVING AND RECORDS DIVISION
BY

FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 06/30/2008

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	95,749,987,975	62.3798%	PCD NOMINEE CORPORATION
2	11,844,392,634	7.7164%	VULCAN INDUSTRIAL & MINING CORP.
3	11,065,631,002	7.2091%	NATIONAL BOOKSTORE, INC.
4	5,115,639,206	3.3327%	ALAKOR CORPORATION
5	2,448,338,709	1.5950%	PHILIPPINE OVERSEAS TELECOMMUNICATION CORPORATION
6	2,422,303,400	1.5780%	ALAKOR SECURITIES CORPORATION
7	754,082,100	0.4912%	TRAFALGAR HOLDINGS PHIL., INC.
8	710,000,000	0.4625%	DOMINGO U. LIM
9	662,172,800	0.4313%	TERESITA DELA CRUZ
10	566,720,000	0.3692%	ALSONS CONSOLIDATED RESOURCES, INC.
11	490,565,136	0.3195%	CONRADO S. CHUA
12	385,482,500	0.2511%	RCBC TA# 72-230-8
13	363,200,000	0.2366%	NICASIO ALCANTARA
14	351,561,991	0.2290%	ALBERT AWAD
15	336,882,100	0.2194%	RCBC TRUST ACCOUNT #32-314-4
16	317,910,514	0.2071%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
17	254,097,005	0.1655%	CHRISTINE C. CHUA
18	188,247,468	0.1226%	PHIL. REMNANTS CO., INC.
19	188,068,125	0.1225%	AYALA CORPORATION
20	179,929,796	0.1172%	ANITA N. TY

21	176,415,750	0.1149%	CARMENCITA O. REYES
22	173,085,000	0.1127%	SALVADOR LACSON
23	168,476,356	0.1097%	JOSE D. SANGALANG
24	165,807,000	0.1080%	INDEPENDENT REALTY CORPORATION
25	143,549,745	0.0935%	JUANITO QUE
26	142,995,846	0.0931%	ENRIQUE LAGUINIA
27	117,592,123	0.0766%	LACSON, STREEGAN INS. CONS., INC.
28	115,010,084	0.0749%	ANSALDO, GODINEZ & CO., INC.
29	110,400,000	0.0719%	J.A. GONZALEZ
30	108,936,264	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
31	108,084,494	0.0704%	CAMPOS, LANUZA & CO., INC.
32	107,779,948	0.0702%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
33	103,335,072	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
34	101,306,385	0.0659%	R. S. LIM & CO. INC.
35	100,000,000	0.0651%	ANNA UY LIM
	100,000,000	0.0651%	TERESO C. TAN
36	92,279,800	0.0601%	BRISOT ECONOMIC DEV. CORP.
37	90,941,400	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.
38	88,183,083	0.0574%	HOPKINS, HARBACH & CO.
39	85,974,000	0.0560%	CARMEN ONGSIAKO
40	84,264,715	0.0548%	JOSE ANTONIO GONZALEZ
41	82,846,500	0.0539%	ANG NGO CHIONG
42	81,554,313	0.0531%	CUALOPING SECURITIES CORP.

43	81,387,266	0.0530%	JOSE Y CAMPOS
44	76,105,000	0.0495%	ROSARIO ACUNA
45	75,994,528	0.0495%	BARCELON ROXAS SECURITIES, INC.
46	74,830,738	0.0487%	MAXINE C. DE CACHO
47	74,025,062	0.0482%	G & L SECURITIES CO., INC.
48	71,451,800	0.0465%	JOSEPH D. ONG
49	71,277,641	0.0464%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
50	70,643,797	0.0460%	AURORA SHIH
51	70,000,000	0.0456%	MANDARIN SECURITIES CORPORATION
52	68,072,640	0.0443%	WILLIAM HOW &/OR BENITO HOW
53	65,891,826	0.0429%	MIDAS DEV. CORP.
54	65,684,820	0.0427%	CITISECURITIES, INC.
55	65,465,477	0.0426%	TANSENGCO & CO., INC.
56	65,263,120	0.0425%	DAVID GO SECURITIES CORP.
57	64,860,309	0.0422%	RAMON MONZON
58	64,645,492	0.0421%	ENRIQUE LUY
59	61,333,332	0.0399%	JOSE ANTONIO U. GONZALEZ
60	61,191,700	0.0398%	MARIA PAZ BRIMO
61	60,700,000	0.0395%	ROSARIO TIN
62	60,350,000	0.0393%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
63	59,227,472	0.0385%	PRYCE SECURITIES, INC.
64	56,791,526	0.0369%	ANTONIO O. FLOIRENDO
65	55,052,086	0.0358%	LUYS SECURITIES CO., INC.

66	51,600,000	0.0336%	SQUIRE SECURITIES, INC.
67	50,846,430	0.0331%	INVESTORS SECURITIES, INC.
68	50,706,720	0.0330%	GEORGE K. YOUNG
69	50,365,933	0.0328%	AURELIO H. DIZON
70	50,144,029	0.0326%	JOSEPH D. ONG
71	48,650,557	0.0316%	DYNAWINDS, INC.
72	48,085,099	0.0313%	JAIME C. LAYA
73	48,080,895	0.0313%	ESTEBAN YAU
74	47,711,127	0.0310%	R. COYIUTO SECURITIES, INC.
75	47,644,858	0.0310%	PHIL. SHARES CORP.
76	47,577,712	0.0309%	HORACIO RODRIGUEZ
77	47,305,755	0.0308%	PAULINO B. DIONISIO
78	46,306,344	0.0301%	NESTOR M. SEVILLA
79	45,540,183	0.0296%	R. NUBLA SECURITIES, INC.
80	45,110,665	0.0293%	JOANNA SYCHINGHO
81	44,819,332	0.0291%	ERNESTO LICHAUCO
82	43,510,836	0.0283%	TAN CHUN GUAN
83	42,860,318	0.0279%	ELOISA TANTUCO
84	41,904,040	0.0272%	E. SANTAMARIA & CO., INC.
85	40,464,179	0.0263%	INTERNATIONAL COPRA EXPORT CORP.
86	40,000,000	0.0260%	PREMIUM SECURITIES, INC. A/C#1078
87	39,689,454	0.0258%	POLYGON INVESTORS & MANAGERS, INC.
88	39,419,088	0.0256%	TRENDLINE SECURITIES CORP.
89	39,100,000	0.0254%	GERARDO ALBERTO &/OR ISABEL ALBERTO

90	39,000,000	0.0254%	MARIO YAP
91	38,695,400	0.0252%	BELSON SECURITIES, INC.
92	37,560,532	0.0244%	FORTUNATO YOUNG
93	37,095,468	0.0241%	E. SANTAMARIA & CO., INC.
94	36,974,625	0.0240%	RAMON MONZON
95	36,961,559	0.0240%	ROBERT HWANG
96	36,529,117	0.0237%	AMTEL TRADING CORP.
97	36,303,890	0.0236%	OSCAR M. ALFONSO &/OR CARIDAD S. ALFONSO
98	36,272,791	0.0236%	ALONZO Q. ANCHETA
99	36,114,737	0.0235%	ALL ASIA SEC. MGT. CORP.
100	35,513,347	0.0231%	VANESSA F. SANTOS
	140,038,740,991	GRAND TOTAL	

THE PHILODRILL CORPORATION

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, 1550 Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

Information Statement
Special Stockholders' Meeting
January 16, 2008

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC FORM 20-IS
Definitive Information Statement

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS

INFORMATION STATEMENT PURSUANT TO SECTION 20 OF THE SECURITIES REGULATION CODE

1. Check the appropriate box:

   [ ] Preliminary Information Statement

   [/] Definitive Information Statement

2. Name of Registrant as specified in its charter: **THE PHILODRILL CORPORATION**

3. **Philippines**
   Province, country or other jurisdiction of incorporation or organization

4. SEC Identification Number: **38683**

5. BIR Tax Identification Code: **041-000-315-612**

6. **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City** **1550**
   Address of principal office Postal Code

7. Registrant's telephone number, including area code: **(632) 6318151-52; (632) 6311801-05**

8. **16 JANUARY 2008, 3:00 p.m., Banahaw Ballroom, The Legend Villas, 60 Pioneer cor. Madison Sts., Mandaluyong City, Philippines 1550**
   Date, time and place of the meeting of security holders

9. Approximate date on which the Information Statement is first to be sent or given to security holders: **10 DECEMBER 2007**

10. Name of Person Filing the Statement/Solicitor*:* **The Philodrill Corporation**
   Address*:* **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550**
   Telephone No.*: (632) 6318151-52; (632) 6311801-05*

11. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Common	153,494,132,958
Loans Payable	₱ 71,724,515

12. Are any or all of registrant's securities listed in a Stock Exchange?

YES, Philippine Stock Exchange, Common Shares

THE PHILODRILL CORPORATION

8th Floor, Quad Alpha Centrum ,
125 Pioneer Street, Mandaluyong City 1550, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

INFORMATION STATEMENT

PART I

A. General Information

Item 1. **Date, time and place of meeting of stockholders**

(a) The Special Stockholders' Meeting (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 16 January 2008, 3:00 p.m., at the Banahaw Room, The Legend Villas, 60 Pioneer corner Madison Streets, Mandaluyong City. The complete mailing address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

(b) This Information Statement and the accompanying Proxy Form will be first sent to stockholders at least one (1) month prior to the date of the Meeting in accordance with the Company's By-Laws, or on or before 10 December 2007.

Item 2. **Dissenters' Right of Appraisal**

A stockholder has the right to dissent and demand payment of the fair market value of his shares in case: (i) any amendment to the Company's Articles of Incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) of any sale, lease, mortgage or disposition of all or substantially all of the corporate assets; and, (iii) of merger or consolidation.

If, at any time after this Information Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise his right of appraisal must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his stock certificates. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

NO corporate action is being proposed or submitted at the Meeting that may call for the exercise of a stockholder's right of appraisal.

Item 3. **Interest or Opposition of Certain Persons in Matters to be Acted Upon**

(a) At any time since the beginning of the last fiscal year, **NO** director, officer, or associate of such director or officer has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon in the Meeting.

(b) As of the date this Information Statement is given to stockholders of record, **NO** director of the Company has informed the Company in writing that he intends to oppose any action to be taken by the Company at the Meeting.

B. Control and Compensation Information

Item 4. **Voting Securities and Principal Holders Thereof**

The Company has only one (1) class of shares – Common Shares – which are issued and transferable to both Philippine and non-Philippine nationals; *provided,* that the Company's Common Shares shall not be issued to non-Philippine nationals in excess of forty percent (40%) of the Company's outstanding capital stock.

(a) **Record Date**. The Record Date with respect to this solicitation is 14 November 2007. Only stockholders of record as at the close of business on 14 November 2007 are entitled to notice of, and to vote at, the Meeting.

(b) **Outstanding Shares**. As of Record Date, the Company's outstanding capital stock is 153,494,132,958 shares. Each share is entitled to one (1) vote.

(c) **Cumulative Voting**. A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer book of the Company for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided*, that the number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the number of directors to be elected.

(d) **Stock Ownership of Certain Record and Beneficial Owners**. The following persons are known to the Company to be directly or indirectly the owner of more than 5% of the Company's voting securities as of 31 October 2007:

Class	Name and address of record owner	Relationship with Issuer	Name of Beneficial Owner	Citizenship	No. of shares held	Percentage Ownership
Common	PCD Nominee Corporation 6767 Ayala Avenue, Makati City	Stockholder	Various clients (see note A)	Filipino	89,088,637,540	58.04%.
Common	Vulcan Industrial & Mining Corp. 9th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	Stockholder	Vulcan Industrial & MiningCorp	Filipino	16,588,287,159	10.80%
Common	National Book Store, Inc. 4th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	Stockholder	National Book Store, Inc..	Filipino	12,859,864,695	8.37%

Note A: The shares registered in the name of PCD Nominee Corporation (PCD) are beneficially owned by its clients. Among the clients of PCD, **Alakor Securities Corporation** (ASC) holds 18.76% of the Company's voting stock. Among the clients of ASC, Alakor Corporation holds 9.78% of the Company's voting stock.

(e) **Voting Trust Holders of 5% or More.** To the extent known to the Company, there is **NO PERSON** holding more than 5% of the Company's voting stock under a voting trust or similar agreement.

(f) **Stock Ownership of Management**. The Company's directors (D), Chief Executive Officer (CEO) and four most highly compensated executive officers (O) own the following number of shares as of 31 October 2007:

Class	Name of Beneficial Owner	Amount/Nature of Beneficial Ownership Direct	Indirect	Citizenship	Percentage Ownership
Common	Alfredo C. Ramos (D/CEO)	4,875,130	5,831,900	Filipino	< 0.006%
Common	Walter W. Brown (D)	1,000,000	0	Filipino	< 0.001%
Common	Presentacion S. Ramos (D)	100,000	192,000,000	Filipino	0.125%
Common	Augusto B. Sunico (D)	4,917	7,645,800	Filipino	< 0.004%
Common	Christopher M. Gotanco (D)	1,952,700	23,696,600	Filipino	< 0.016%
Common	Adrian S. Ramos (D)	1,000,000	5,100	Filipino	< 0.0006%
Common	Nicasio I. Alcantara (D)	363,200,000	0	Filipino	0.237%
Common	Honorio A. Poblador III (D)	29,900,000	0	Filipino	< 0.019%
Common	Francisco A. Navarro (D/O)	745,600	20,000,000	Filipino	<0.013%
Common	Reynaldo E. Nazarea (O)	0	25,625,000	Filipino	< 0.016%
Common	Alessandro O. Sales (O)	0	9,000,000	Filipino	<0.005%
Common	Isabelita L. Matela (O)	273,200	375,400	Filipino	<0.0004%

As of 31 October 2007, the aggregate number of shares owned by the Company's directors, Chief Executive Officer, four (4) most highly compensated executive officers and nominees is 687,231,347 shares or approximately 0.44% of the Company's outstanding capital stock. Except for the shares appearing on record in the names of the directors and officers above, the Company is not aware of any shares which said persons may have the right to acquire beneficial ownership of.

There has been **NO** change in the control of the Company since the beginning of the last fiscal year.

Item 5. **Directors and Executive Officers**

(a) The names, ages, citizenship, positions and periods of service of directors, executive officers and persons nominated to become such are as follows:

Name	Age	Citizenship	Position	Period of service	
Alfredo C. Ramos	63	Filipino	Chairman of the Board	1992	Present
			President	1989	Present
Augusto B. Sunico	79	Filipino	Director	1984	Present
Presentacion S. Ramos	65	Filipino	Director	1997	Present
Walter W. Brown	68	Filipino	Director	2003	Present
Christopher M. Gotanco	58	Filipino	Director	2005	Present
Adrian S. Ramos	29	Filipino	Director	2006	Present
Honorio A. Poblador III	60	Filipino	Independent Director	2002	Present
Nicasio I. Alcantara	64	Filipino	Independent Director	2005	Present
Francisco A. Navarro	64	Filipino	Director	2006	Present
			Exec. Vice President	2005	Present
Reynaldo E. Nazarea	56	Filipino	Treasurer & VP-Admin	1987	Present
Alessandro O. Sales	49	Filipino	VP-Exploration	2005	Present
Adrian S. Arias	45	Filipino	Corporate Secretary	1992	Present

Directors elected in the Annual Stockholders' Meeting have a term of office of one (1) year and serve as such until their successors are elected in the next succeeding Annual Stockholders' Meeting; *provided*, that a director elected to fill a vacancy in the Board shall only serve the unexpired term of his predecessor.

All directors of the Company were elected in the 2007 Annual Stockholders' Meeting held on 20 June 2007 and have since served in such capacity.

There are **NO** arrangements that may result in a change in control of the Company.

Independent Directors. Pursuant to Securities Regulation Code (SRC) Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Honorio A. Poblador III and Nicasio I. Alcantara.

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

Business Experience of Executive Officers and Directors

Mr. Alfredo C. Ramos is the Chairman of the Board and President/CEO of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Mr. Augusto B. Sunico is a Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, stock brokerage, property development, financial services and shopping center, among others.

Ms. Presentacion S. Ramos is a Director of the Company. She has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Dr. Walter W. Brown is a Director of the Company. He has served as a director and/or executive officer to companies involved in mining, oil and gas exploration, real estate development and manufacturing.

Mr. Christopher M. Gotanco is a Director of the Company. He has served as a director and/or executive officer in companies involved in property development, mining, oil and gas exploration, transportation and retail, among others.

Mr. Adrian S. Ramos is a Director of the Company. He has served as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media, investment holdings, mining, financial services, securities and water infrastructure.

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. He has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Nicasio I. Alcantara is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corporation), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources Inc.), financial services (All Asia Capital & Leasing Corp.), agriculture (Sarangani Agricultural Co. Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp., Phil. Overseas & Telecommunications Corp.), property development (F&C Realty Corp.) and diversified holdings (Alsons Consolidated Resources Inc.), among others.

Mr. Reynaldo E. Nazarea is the Company's Treasurer and Vice President for Administration. He has served as a director of companies involved in financial services and property development.

Mr. Alessandro O. Sales is the Company's Vice President for Exploration. For the past five (5) years, he has headed the Company's oil exploration and development operations.

Atty. Adrian S. Arias is the Company's Corporate Secretary. He has been in active corporate law practice for more than fifteen (15) years.

Directors with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev't Corp* *Philippine Seven Corporation* *Shang Properties, Inc.*	*The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Corp*
Walter W. Brown	*A. Brown Co., Inc.* *International Exchange Bank* *Philex Mining Corporation*	*Philippine Realty & Holdings Corp* *The Philodrill Corporation*
Augusto B. Sunico	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation* *Manuel L. Quezon University* *Penta Capital Investment Corp* *Penta Capital Finance Corp*	*Shang Properties, Inc.* *The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Cor.*
Presentacion S. Ramos	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation*	*The Philodrill Corporation* *Vulcan Industrial & Mining Corp*
Christopher M. Gotanco	*Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev't Corp* *Penta Capital Investment Corp*	*Penta Capital Finance Corp* *The Philodrill Corporation* *Vulcan Industrial & Mining Corp*
Francisco A. Navarro	*Anglo Philippine Holdings Corporation* *The Philodrill Corporation*	*Vulcan Industrial & Mining Corp*

Adrian S. Ramos	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation* *The Philodrill Corporation*	*United Paragon Mining Corp* *Vulcan Industrial & Mining Corp*
Nicasio I. Alcantara	*Petron Corporation*	
Honorio A. Poblador III	*Philippine Comm. Satellite Corporation*	

Significant Employees. Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contributions to the business of the Company. The Company is not dependent on the services of certain key personnel and there are no arrangements to ensure that these persons will remain with the Company and not compete upon termination.

Family Relationships. Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

Involvement in Certain Legal Proceedings. For the past five (5) years up to the date this Information Statement is sent to stockholders, the Company is **NOT** aware of:

(1) Any bankruptcy petition filed by or against any business of which any director, executive officer, underwriter or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction by final judgment, including the nature of the offense, in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses involving any director, executive officer, underwriter or control person of the Company;

(3) Of any director, executive officer, underwriter or control person of the Company being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities or banking activities; and,

(4) Of any director, executive officer, underwriter or control person of the Company being found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign Exchange or other organized trading market or self regulatory organization, to have violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

Related Party Transactions. There had been **NO** transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 18 of the Company's 2006 Audited Financial Statements.

(a) Business purpose of the arrangement. The business purpose of related party transactions is to address immediate working capital requirements of related parties (in the case of advances TO related parties) or of the Company (in the case of loans/advances FROM related parties).

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 18 of the Company's 2006 Audited Financial Statements.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are **NO** disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have any control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. **NONE**, other than the repayment of money lent or advanced.

(f) There were **NO** transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

Parent of the Company. **NO** person holds more than 50% of the Company's voting stock, and the Company has **NO** parent company.

(b) **Resignation or Declination to Stand for Re-Election.** Not Applicable.

Item 6. **Compensation of Directors and Executive Officers**

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2005 and 2006) and the ensuing fiscal year (2007) are:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos	President/CEO				
Francisco A. Navarro	EVP				
Reynaldo E. Nazarea	Treasurer & VP-Admin				
Alessandro O. Sales	VP-Exploration				
Isabelita L. Matela	Finance Manager				
		2005	9,595,510	-	-
		2006	5,109,053	-	-
		2007(est.)	5,722,139	-	-
All officers and directors as a group unnamed		2005	10,530,833	-	-
		2006	6,896,459	-	-
		2007(est.)	7,820,834	-	-

For the years 2005, 2006 and 2007, there were **NO** bonuses and other compensation paid to directors and executive officers, except for the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro and Reynaldo E. Nazarea which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws, there are **NO** compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the officers' responsibilities following a change in control of the Company. There are **NO** warrants or options outstanding in favor of directors and officers.

Item 7. Independent Public Accountants

The accounting firm of SyCip Gorres Velayo & Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed external auditor of the Company in the 2005, 2006 and 2007 Annual Stockholders' Meetings.

There have been **NO** changes in and disagreements with accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

The Company did not engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant on whom the principal accountant expressed reliance in its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

SGV representatives are expected to be present at the Meeting and they will have the opportunity to make a statement and respond to appropriate questions.

Item 8. **Compensation Plans**

NO action is to be taken with respect to any plan pursuant to which cash or non-cash compensation may be paid or distributed.

C. Issuance and Exchange of Securities

Items 9-10. **Not Applicable**

Item 11. **Financial and Other Information**

The information required under Item 11(a) of SEC Form 20-IS are contained in the Company's 2006 Audited Financial Statements and 3rd Quarter 2007 Unaudited Financial Statements accompanying this Information Statement.

Items 12-13. **Not Applicable**

Item 14. **Restatement of Accounts**

NO restatement of any account has been made from the time the Company's financial statements were last audited (31 December 2006) up to the date of this Information Statement.

NO action will be taken at the Meeting with respect to the restatement of any asset, capital, or surplus account of the Company.

D. Other Matters

Item 15. **Matters for Stockholders' Action**

The following matters shall be submitted to the stockholders for approval at the Meeting:

(a) Minutes of the 2007 Annual Meeting of Stockholders

Approval of the Minutes of the 2007 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up at the 2007 Annual Stockholders' Meeting, which have already been approved.

(b) Amendment of the Company's Articles of Incorporation

To change the Primary Purpose of the Company from a holding company to a petroleum exploration and development company, and to increase the Company's authorized capital stock from P1.55 billion to P2 billion.

Item 16. **Matters Not Required to be Submitted**

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Item 17. **Amendment of Articles of Incorporation.**

Article SECOND of the Company's Articles of Incorporation is proposed to be amended to change the primary purpose of the Company from a holding company to a petroleum exploration and development company.

For this purpose, the existing Secondary Purpose Clause (a) will become the new Primary Purpose Clause, and the existing Primary Purpose Clause will become the new Secondary Clause (a).

Thus, the new Article SECOND shall read as follows:

"SECOND: That the purpose for which such corporation is formed are:

"PRIMARY PURPOSE

*"**To prospect for, explore, mine, extract, dig, drill for, exploit, produce, purchase, or otherwise obtain from the earth any and all kinds of petroleum and petroleum products, rock or carbon oils, natural gas and other volatile materials, chemical substances and salts, precious and base metals, diatomaceous earth as well as other minerals of whatever nature whether similar or dissimilar to those listed herein, and to manufacture, refine, prepare for market, buy, sell, import, export, transport, and otherwise deal in petroleum and other minerals of whatever nature, whether similar or dissimilar thereto, their products, compounds and derivatives, and other mineral and chemical substances, in crude or refined condition, and to engage generally, as may be permitted by law, in the business of, and/or investing in, mining, manufacturing, contracting, and servicing, in addition to oil exploration**.*

"SECONDARY PURPOSES

"And in furtherance of and as may be incidental to the foregoing purposes, the corporation shall have the power:

*"(a) **To acquire by purchase, exchange, assignment, or otherwise, and to own, hold for investment or otherwise, and to sell, assign, transfer, exchange, mortgage, pledge or otherwise dispose of shares of capital stock of, and any bonds, mortgages, securities and evidences of indebtedness of or other obligations issued or created by, any corporation or corporations organized under the laws of any state, country, nation or government, and while the holder or owner thereof, to exercise all the rights, powers and privileges of ownership including the management and operation of the business of such corporation, and to issue inexchange therefor shares of the capital stock, bonds or other obligations of the corporation or to make payment therefor by any other lawful means whatsoever**.*

"(b) x x x x x"

Article SEVENTH of the Company's Articles of Incorporation is proposed to be amended to increase the Company's authorized capital stock FROM P1.55 billion divided into 155 billion shares at a par value of P0.01 per share TO P2 billion divided into 200 billion shares at a par value of P0.01 per share.

For this purpose, the new Article SEVENTH shall read as follows:

> *"SEVENTH: That the capital stock of said Corporation is **TWO BILLION PESOS (P2,000,000,000.00)**, Philippine currency, and said capital stock is divided into **TWO HUNDRED BILLION (200,000,000,000)** common shares with a par value of ONE CENTAVO (P0.01), Philippine currency, each share.*
>
> *"That no holder of the capital stock, whether said stock is now or hereafter authorized, shall have any right, as such stockholder, to purchase or subscribe to any additional shares of the capital stock, whether such shares of capital stock are now or hereafter authorized by said corporation, if the issue of the said additional stock shall be used exclusively for the benefit of the corporation as determined by resolution of the Board of Directors."*

Item 18. **Other Proposed Action**

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except matters of incidence that may properly come at the Meeting.

Item 19. **Voting Procedures**

For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

If a stockholder made no choice in any or all of the matters submitted for his vote or approval as stated in the Proxy Form, discretionary authority to vote all the shares of the stockholder, cumulatively or otherwise, in favor of the proxy named and appointed by the stockholder in the Proxy Form is solicited.

E. Solicitation Information

(a) **Solicitor**. The enclosed proxy is solicited in behalf of THE PHILODRILL CORPORATION for use in voting at the Special Stockholders' Meeting to be held on 16 January 2008, 3:00 p.m., at the Banahaw Room, The Legend Villas, 60 Pioneer corner Madison Streets, Mandaluyong City, and at any postponements or adjournments thereof.

(b) **Instructions.** Proxies, in the accompanying Proxy Form, must be properly signed, executed, dated and returned by the stockholder on or before 11 January 2008. Validation of proxies will be held at the Company's principal office on 14 January 2008 at 10:00 a.m. For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the authority of the person executing the proxy.

Validated proxies will be voted at the Meeting in accordance with the authority and/or instructions of the stockholder expressed therein. Proxies which are not properly signed and dated, or which are received late, or which do not have an accompanying secretary's certificate (for corporate shareholders) shall not be voted at the Meeting.

Subject to a stockholder's right to revoke his own proxy as stated in Paragraph (c) below, a proxy given by a stockholder shall be voted by the Chairman of the Board, Mr. Alfredo C. Ramos, with full power of substitution and delegation, in accordance with the authorization specifically granted by the stockholder.

If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR THE APPROVAL of all the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponements or adjournments thereof.

The matters to be taken up in the Meeting of stockholders are all specified in the Proxy Form accompanying this Information Statement with boxes opposite them where the stockholder or his designated proxy can indicate his preferred choice or vote.

(c) **Revocability of Proxy**. A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 14 January 2008; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

(d) **Persons Who Will Make the Solicitation.** The enclosed proxy is solicited in behalf of the Company for use in voting at the **Special Stockholders' Meeting** to be held on the date and time and place stated above and in the notice accompanying this Information Statement and at any postponements or adjournments thereof.

There are **NO** other participants in the solicitation of proxies through this Information Statement, other than the Company.

Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no contract or arrangement are or will be made and no compensation will be paid for such incidental solicitation.

The Company will bear the cost of preparing, collating and delivering to stockholders this Information Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about ₱150,000.00. As of 31 October 2007, the Company has spent around ₱ 15,000.00 for the preparation of proxy materials.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Information Statement are true, complete and correct. This report is signed in the City of Mandaluyong on 05 November 2007.

ADRIAN S. ARIAS
Corporate Secretary

Materials accompanying this Information Statement

1. Proxy Form;
2. Notice of the Special Stockholders' Meeting with Agenda;
3. Management Report (3Q 2007)
4. Audited Financial Statements 2006
5. Unaudited Financial Statements 3Q 2007
6. Minutes of the 2007 Annual Meeting of Stockholders.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of the Company's Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

PROXY

Solicited in Behalf of The Philodrill Corporation

The undersigned hereby appoints the Chairman, **MR. ALFREDO C. RAMOS**, with full power of substitution and delegation, as proxy to vote all the shares of the undersigned at the Special Stockholders' Meeting of The Philodrill Corporation to be held on 16 January 2008, 3:00 p.m. at the Banahaw Ballroom of The Legend Villas, 60 Pioneer Street, Mandaluyong City 1550, Philippines and at any postponements or adjournments thereof.

The proxy shall vote subject to the instructions indicated below and the proxy is authorized to vote in his discretion on other business as may properly come at the Meeting and any postponements or adjournment thereof. Where no specific authority is clearly indicated below, the proxy shall vote and shall be deemed authorized to vote **FOR THE APPROVAL** of all the corporate matters listed below:

Corporate Matters

	FOR	AGAINST	ABSTAIN
AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION			
(1) Change in the Company's Primary Business Purpose FROM a holding company TO an oil exploration and development company;			
(2) Increase in Capital Stock FROM ₱1.55 billion divided into 155 billion shares at ₱0.01 par value per share, TO ₱2.0 billion divided into 200 billion shares at ₱0.01 par value per share.			

____
Signature Over Printed Name

Date: ________________

For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the appointment of the proxy and the authority of the person signing the proxy.

(Reverse for Instructions)

SOLICITATION INFORMATION

Item 1. **Solicitor.** The enclosed proxy is solicited in behalf of THE PHILODRILL CORPORATION (the "Company") for use in voting at the Special Stockholders' Meeting to be held on the date and time and place stated above and in the Notice accompanying this Information Statement and at any postponements or adjournments thereof.

Item 2. **Instructions.** The Proxy Form, must be properly signed, dated and returned by the stockholder on or before 11 January 2008. Validation of proxies will be held at the Company's principal office on 14 January 2008 at 10:00 a.m. For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the authority of the person executing the proxy.

Validated proxies will be voted at the Meeting in accordance with the authority and/or instructions of the stockholder expressed therein. Proxies which are not properly signed and dated, or which are received late, or which do not have an accompanying secretary's certificate (for corporate shareholders) shall not be voted at the Meeting.

Subject to a stockholder's right to revoke his own proxy as stated in Item 3 below, a proxy given by a stockholder shall be voted by the Chairman of the Board, Mr. Alfredo C. Ramos, with full power of substitution and delegation, in accordance with the authorization specifically granted by the stockholder.

> ***If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponements or adjournments thereof.***

Item 3. **Revocability of Proxy.** A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 11 January 2008; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

Item 4. **Persons Making the Solicitation.** The enclosed proxy is solicited in behalf of the Company for use in voting at the 2007 Special Meeting of Stockholders to be held on the date and time and place stated above and in the Information Statement, and at any postponements or adjournments thereof.

As of the date the Information Statement and this proxy Form are sent to stockholders of record, NO director has informed the Company in writing that he opposes any action intended to be taken by the Company at the Meeting.

There are NO other participants in the solicitation of proxies through this Information Statement, other than the Company.

Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no arrangement are or will be made and no compensation will be paid for such incidental solicitation.

The Company will bear the cost of preparing, collating and delivering to stockholders the Information Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about P150,000.00.

Item 5. **Interest of Certain Persons in Matters to be Acted Upon.** At any time since the beginning of the last fiscal year, NO director, executive officer, nominee for election as director, or associate of such director, executive officer or nominee for election as director has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting.

THE PHILODRILL CORPORATION
8th Floor, Quad Alpha Centrum
125 Pioneer, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 06; Fax (632) 631-8080

November 21, 2007

TO OUR STOCKHOLDERS:

Please be advised that the Special Stockholders' Meeting of The Philodrill Corporation will be held on **16 January 2008, 3:00 P.M.** at the **BANAHAW BALLROOM, THE LEGEND VILLAS,** 60 Pioneer Street, Mandaluyong City 1550, Philippines. The Agenda for the Meeting shall be as follows:

1. Call to Order and Proof of Notice of the Meeting.
2. Determination of Quorum
3. Report of the Board of Directors
4. Amendment of the Company's Articles of Incorporation
   a) Change in the Company's Primary Business Purpose FROM a holding company TO an oil exploration and development company;
   b) Increase in Capital Stock FROM ₱1.55 billion divided into 155 billion shares at ₱0.01 par value per share, TO ₱2.0 billion divided into 200 billion shares at ₱0.01 par value per share.
5. New Business
6. Other Matters

The Board of Directors fixed the close of business on **14 November 2007** as the **Record Date** for the determination of stockholders entitled to notice of, and to vote at, the Meeting. The stock and transfer books of the Company will not be closed.

Stockholders who cannot attend the Meeting in person are requested to accomplish, sign, date and return the enclosed Proxy Form to the undersigned no later than 5:00 p.m. of 11 January 2008.

For convenience in registering your attendance, please present some form of identification such as driver's license, Company ID, TIN Card, SSS Card, etc. Registration starts at 2:00 p.m. and closes at 2:30 p.m.

(SGD) ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

MANAGEMENT REPORT ACCOMPANYING INFORMATION STATEMENT PURSUANT TO SRC RULE 20 (4)

I. Audited/Interim Financial Statements

The audited financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2006 and unaudited interim financial statements for the period ended September 30, 2007 are attached hereto.

II. Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

III. Management's Discussion and Analysis or Plan of Operations

(a) Full fiscal years

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the years 2006 and 2005 are presented below:

(in thousands of Pesos)	2006	2005
Petroleum revenues	147,043	78,739
Investment income	5,797	38,282
Interest income	5,748	9,591
Net income (loss)	(175,766)	2,745
Total assets	1,552,453	2,293,019
Net worth	1,375,006	1,796,124
Issued & subscribed capital	1,534,944	1,534,944

The Company posted a net loss of ₱175.8 million in 2006 compared to a net income of ₱2.7 million in 2005. Gross revenues in 2006 totaled ₱164.3 million compared to ₱ 133.5 million in 2005, due to higher income from petroleum operations which went up by P68.3 million on account of higher crude prices in 2006. The average price per barrel in 2006 was US$55.91 compared to US$ 45.56 in 2005. Equity in net earnings of associates decreased by P32.5 million due to the lower level of income of the associates, while interest income and miscellaneous income decreased by P3.8 million and P1.0 million, respectively.

Total costs and expenses in 2006 increased by ₱207.4 million due to the P194.9 million loss arising from the disposal of the EPHI investment in 2006. Share in costs and operating expenses increased by P35.9 million due to higher level of production

costs. Interest and financing charges decreased by P25.6 million due to lower level of borrowings. General and administrative expenses increased by P6.8 million due to the provision for doubtful accounts booked as of the end of 2006. There was no provision for probable loss on deferred oil exploration and development charges in 2006.

Total assets decreased from P2.3 billion as of year-end 2005 to P1.5 billion as of year-end 2006. Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006.

(b) Interim Period

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the period ended September 30, 2007 are presented below:

(in thousands of Pesos)	3Q, 2007	2006
Petroleum revenues	122,419	147,043
Investment income	6,270	5,797
Interest & other income	24,523	5,748
Net income	27,115	(175,766)
Total assets	1,552,371	1,552,453
Net worth	1,417,671	1,375,006
Issued & subscribed capital	1,534,944	1,534,944

Petroleum revenues as of the end of 3rd quarter 2007 stand at P122.42 million compared to P147 million for 2006. Average price per barrel for the period ended 30 September 2007 was $58.61 compared to $55.91 in 2006. Combined production from the Nido and Matinloc wells totaled 141,153 barrels as at the end of the 3rd quarter 2007, compared to 181,401 barrels in 2006. Equity in net earnings of associate is already higher by about P0.47 million as of 30 September 2007 compared to 2006 due to the higher level of income booked by Penta Capital Investment Corporation. Interest, dividends and other income amounted to P24.5 million as of the end of the 3rd quarter 2007, compared to P5.8 million in 2006, mainly due to the gains realized from the sale of the Company's 9th floor office in 2007.

Total costs and expenses amounted to P124.6 million as of 30 September 2007 compared to P337.4 million in 2006 due to the absence in 2007 of the loss incurred by the Company in the sale of its EPHI investment in 2006.

The Company's net income amounted to P27.1 million for the quarter ended 30 September 2007, compared to the P175.8 million posted in 2006.

OPERATIONS REVIEW

Petroleum Projects

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the financial statements are presented below:

(Pesos in Thousands)		Deferred Costs	Deferred Costs
SC/GSEC No.	Interest (%)	Audited 2006	Interim 9/2007
SC6A (Octon)	43.33000	P 401,043	P 399,974
(SaddleRock/Esperanza)	43.33000	64,844	64,844
SC41 (Sulu Sea)	3.39800	146,890	147,143
GSEC98 (Onshore Mindoro)	22.00000	81,291	81,646
SWAN Block (NW Palawan)	32.97500	99,332	99,332
SC6B (Bonita)	21.87500	12,710	12,710
Others		1,058	1,058
Total		P 807,168	P 806,707

Production Blocks

Service Contract 14 (Nido and Matinloc Production Blocks)

3rd Quarter 2007 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	Total
July	12,542	6,272	18,814
August	0	4,537	4,537
September	12,678	5,792	18,470
Total	**25,220**	**16,601**	**41,821**

Total 3rd quarter 2007 production from the two fields decreased to 41,821 barrels from the 50,859 barrels produced during the preceding quarter due to non-production of the Nido Field in August 2007 to allow the field's producing wells to accumulate enough volumes for the next production cycle after the last completed lifting in 20 July 2007.

The consortium completed 3 shipments to Pilipinas Shell during the period, involving 25,215 barrels of crude from Nido and 12,033 barrels from Matinloc. As of 30 September 2007, about 10,330 barrels of Matinloc crude were onboard the storage tanker awaiting shipment.

Fabrication of the multi-phase pump for the Nido B wells in Germany had been completed and the unit shipped to the Philippines in September for installation. An engineer from the fabricating company, Leistritz – Germany, has been invited to commission the unit in November or December 2007.

Exploration Blocks

Service Contract 6 (Cadlao)

Block operator Oriental Petroleum continues to promote the block to potential farminees.

Service Contract 6A (Octon)

The farm-in of Vitol GPC Investments S.A. into the SC 6A block was finally approved by the DOE on 21 September 2007.

Vitol GPC Investments S.A. has contracted P. T. Horizon Geoconsulting to collect and build up the SC 6A database which will become the technical basis for all forward activities on the block. Block evaluation and G & G work are currently being undertaken by P. T. Horizon Geoconsulting.

Service Contract 6B (Bonita)

Exploration activities on the Bonita Block remain suspended.

Blade Petroleum and Venturoil have submitted a letter of intent expressing interest on the Bonita Block and the consortium agreed to grant Blade/Venturoil a 3-month exclusivity period from 01 September 2007 within which to undertake due diligence and technical studies on the block with a view to preparing a farm-in proposal.

Service Contract 14 (Exploration Blocks)

Blade Petroleum and Venturoil have submitted a letter of intent expressing interest in the Tara, Libro, North Matinloc and Block D - Retention blocks of SC 14, with an option to farm-in. The consortium is currently considering the proposal.

Service Contract 14 C-1 (Galoc)

The drillship, Energy Searcher, will come on-hire to the consortium by the first week of October 2007 to drill the Galoc production wells.

The first phase of the Galoc development will involve the drilling of a deviated pilot well into the southern portion of the reservoir prior to the drilling of 2 horizontal production wells. The pilot hole will be drilled from the Galoc-4 location to confirm potential reserves and to obtain core and fluid samples, wireline logs and pressure measurements which will provide critical information for optimum field development.

Service Contract 14 C-2 (West Linapacan)

The consortium continues to negotiate the terms and conditions of a proposed farm-in agreement with Pitkin Petroleum.

Service Contract No. 41 (Sulu Sea)

Tap Oil and Salamander Energy Plc completed the seismic data acquisition over the block last 10 July 2007, acquiring a total 751 sq km of prime data and 248 sq km of infill 3D data. Seismic data processing is now being undertaken in Singapore and will continue up to the end of the year. Tap Oil hopes to be in a position to commit to a well later this year and drill the same in 2008. Philodrill is carried free on the first well drilling.

Service Contract No. 53 (Onshore Mindoro)

Pitkin Petroleum has offered to assume Laxmi's 70% interest and operatorship of the block in exchange for funding 100% of a seismic program worth at least USD1.5 MM. On 06 September 2007, Pitkin/Laxmi and the Filipino partners signed a farm-in agreement and submitted the same to the DOE for approval.

SWAN Block

Philodrill awaits PNOC-EC's response to Philodrill's proposed participation in SC 57 and SC 58.

__Investments in Affiliates__

Penta Capital Investment Corporation (PCIC), where the Company owns 40% equity, posted a consolidated net income of P34.53 million as of 30 September 2007.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Yearend/Interim Results

For the year ended 2006, the Company posted a net loss of P175.8 million. On the other hand, for the 9-month period ended 30 September 2007, the Company posted a net income of P27.1 million.

(3) Key Variable and Other Qualitative and Quantitative Factors

(a) Full Fiscal Year

The top five (5) key performance indicators of the Company are as follows:

	Dec. 31, 2006	Dec. 31, 2005
Current Ratio	***0.74 : 1***	*0.36 : 1*
Current Assets	131,245,444	177,005,578
Current Liabilities	176,403,928	496,234,778
Debt to Equity Ratio	***0.13 : 1***	*0.28 : 1*
Total Liabilities	177,447,064	496,894,593
Stockholders Equity	1,375,005,958	1,796,124,094
Equity to Debt Ratio	***7.75 : 1***	*3.61: 1*
Stockholders Equity	1,375,005,958	1,796,124,094
Total Liabilities	177,447,064	496,894,593
Book Value per Share	***0.00896*** *(new par)*	*1.17016 (old par)*
Stockholders Equity	1,375,005,958	1,796,124,094
Average shares outstanding	153,494,401,600	1,534,944,016
Income (Loss) per Share	***(0.00115)*** *(new par)*	*0.00179 (old par)*
Net Income (Loss)	(175,766,114)	2,744,795
Average shares outstanding	153,494,401,600	1,534,944,016

Current Ratio increased to 0.74:1 in 2006 from 0.36:1 in 2005, while Current Liabilities exceeded Current Assets by P45.2 million in 2006 and by P319.2 million in 2005. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as may be necessitated by future circumstances. These shares of stock have an aggregate market value of P111.9 million as of 31 December 2006 and P243.4 million as of 31 December 2005. If these shares would be considered part of Current Assets, the re-computed Current Ratio will be 1.38:1 as of end-2006 and 0.85:1 as of end-2005.

The Company has a wholly-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	September 30, 2007
Current Ratio	*0*
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	*0*
Total Liabilities	0
Stockholders Equity	31,929,786
Equity to Debt Ratio	*0*
Stockholders Equity	31,929,786
Total Liabilities	0
Book Value per Share	*0.002553*
Stockholders Equity	31,929,786
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity - the information required by this item is contained in Note 2 to the Company's 2006 Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations - the information required by this item is contained in Notes 2, 13 and 15 to the Company's 2006 Audited Financial Statements.

(v) There have been no material changes from period to period (2005 to 2006) in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P2.3 billion in 2005 to P1.5 billion in 2006.

- Cash account decreased from P8.7 million as of end-2005 to P5.2 million as of end-2006 due to payment of certain accounts.

- Receivables and Advances to related companies decreased by P21.4 million and P31.3 million, respectively due to collection of accounts.

- Crude oil inventory increased by P10.4 million or 535% due to higher level of inventory as of year-end 2006.

- Other current assets decreased by P0.03 million due to the lower level of office supplies inventory as of end-2006.

- Investments in associates decreased by P726.1 million due to the Company's sale of EPHI holdings.

- Property and equipment decreased by P15.1 million due to adjustments booked during the year.

- Available-for-sale investments increased by P43.6 million due to the adjustment on the valuation reserve pertaining to the listed stock investments of the Company.

- Investment property decreased by P0.2 million due to depreciation booked during the year.

- Other non-current assets increased by P1.0 million due to the collection of accrued interest receivable on advances to related companies.

b) Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006.

- Loans payable and current portion of long-term debt decreased by P6.8 million and P4.3 million, respectively, due to the amortizations paid during the year.

- Trade and other payables and Advances from related companies decreased by P87.2 million and P222.1 million, respectively, due to settlement of some accounts. Additional information is also contained in *Notes 14 and 18 to the Company's* 2006 Audited Financial Statements.

- Income tax payable increased by P0.6 million due to higher level of income subjected to minimum corporate income tax (MCIT).

- Pension liability increased by P0.4 million due to accrual of additional liabilities as of end-2006.

c) Stockholders' equity decreased by P421.3 million.

- Subscribed capital stock decreased by P45.6 million due to issuance of shares on fully paid subscriptions.

- Subscriptions receivable decreased by P0.9 million due to collections made during the year.

- Share in associate's revaluation increment totaling to P294.9 million was debited due to the Company's sale of EPHI holdings.

- Retained earnings decreased by P176.0 million due to the net loss booked for the year 2006.

d) Gross revenues in 2006 rose to P164.3 million from P133.5 million in 2005 due to the higher income from petroleum operations which was caused primarily by higher crude prices in 2006. Equity in net earnings of associates decreased by P32.5 million due to the lower level of income of the associates. Interest income and miscellaneous income decreased by P3.8 million and P1.0 million, respectively.

(e) Total costs and expenses in 2006 increased by P207.4 million due to the P194.9 million loss sustained in the disposal of the EPHI investment in 2006. Share in costs and operating increased by P35.9 million due to higher level of production costs. Interest and financing charges decreased by P25.6 million due to lower level of borrowings. General and administrative expenses increased by P6.8 million due to the provision for doubtful accounts booked as of end-2006. There was no provision for probable loss on deferred oil exploration & development charges in 2006.

(vi) There were NO seasonal aspects that had material effect on the financial condition or results of interim operations of the Company.

(vii) There were NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons created during the reporting periods.

(b) Interim Period

The Company's top five (5) key performance indicators are as follows:

	September 30, 2007	Dec. 31, 2006
Current Ratio	***1.03 : 1***	*0.74 : 1*
Current Assets	137,202,018	131,245,444
Current Liabilities	133,657,449	176,403,928
Debt to Equity Ratio	***0.10 : 1***	*0.13 : 1*
Total Liabilities	134,700,585	177,447,064
Stockholders Equity	1,417,670,769	1,375,005,958
Equity to Debt Ratio	***10.52 : 1***	*7.75 : 1*
Stockholders Equity	1,417,670,769	1,375,005,958
Total Liabilities	134,700,585	177,447,064
Book Value per Share	***0.00923***	*0.00896*
Stockholders Equity	1,417,670,769	1,375,005,958
Average shares outstanding	153,494,401,600	153,494,401,600
Income (Loss) per Share	*0.0001766*	*(0.0011473)**
Net Income (Loss)	27,114,683	(176,111,553)
Average shares outstanding	153,494,401,600	153,494,401,600

*for the period January to September 2007.

The current ratio of 0.74:1 as of December 31, 2006 improved to 1.03:1 as of September 30, 2007. The Company's current assets exceeded its current liabilities by P3.5 million as of September 30, 2007. A portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P72.8 million as of September 30, 2007 and P111.9 million as of December 31, 2006. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.57: 1 as of September 30, 2007 and 1.38:1 as of December 31, 2006.

Total assets slightly decreased from the December 31, 2006 balance to September 30, 2007. Receivables increased by P8.3 million or 11% due to the trade receivables from crude deliveries to Pilipinas Shell booked as of September 30, 2007. Crude oil

inventory decreased by P1.7 million or 14% due to lower level of crude oil booked as inventory as of September 30, 2007. Other current assets increased by P1.1 million due to additional prepaid expense booked during the period. Investments in associates increased by P38.8 million or 19% mainly due to the acquisition of the 100% capital stock of PGO. Available-for-sale investments reflected a decrease of P41.6 million or 32% mainly due to the sale of shareholdings in APHC. Other noncurrent assets decreased by P0.16 million or 16% due to the amortization of other deferred charges.

Total current liabilities decreased by P42.7 million from P176.4 million as of December 31, 2006 to P133.6 million as of September 30, 2007. Loans payable, trade and other payables and current portion of long-term debt decreased by 100%, 35% and 11% respectively, due to the settlement of some accounts during the period. Subscriptions payable increased by P0.4 million due to additional subscriptions booked during the interim period.

Stockholders' equity increased by P42.7 million from P1.375 billion as of December 31, 2006 to P1.417 billion as of September 30, 2007. The valuation reserve pertaining to the company's listed stock investments was adjusted from P82.8 million as of December 31, 2006 to P67.3 million as of September 30, 2007. The company's deficit decreased by P27.1 million due to the net income booked for the three quarters ended September 30, 2007.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	September 30, 2007
Current Ratio	*0*
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	*0*
Total Liabilities	0
Stockholders Equity	31,929,786
Equity to Debt Ratio	*0*
Stockholders Equity	31,929,786
Total Liabilities	0
Book Value per Share	*0.002553*
Stockholders Equity	31,929,786
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

(i) There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

(ii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

(iii) The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments and/or assets, or to avoid incurring these expenditures altogether by way of farm-outs.

(iv) There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

(v) There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

(vi) There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

Cash decreased by P2.4 million or 46% due to payment of accounts.

Receivables increased by P8.3 million or 11% due to additional trade receivables booked as of September 30, 2007.

Crude oil inventory decreased by P1.7 million or 14% due to lower level of crude oil booked as inventory as of September 30, 2007.

Other current assets increased by P1.1 million due to additional prepaid expense booked during the interim period.

Investments in associates increased by P38.8 million or 19% mainly due to the acquisition of the 100% capital stock of PGO.

Available for sale investments reflected a decrease of P41.6 million or 32% mainly due to the sale of the Company's investment in APHC.

Other noncurrent assets decreased by P0.16 million or 16% due to the amortization of other deferred charges during the interim period.

Loans payable, trade and other payables and advances from related companies decreased by P21.4 million, P11.0 million and P9.0 million respectively due to the payments made on these accounts during the interim period.

Subscriptions payable increased by P0.4 million or 25% due to additional payable booked during the interim period.

Income tax payable decreased by P1.1 million due to the payment of income tax made during the interim period.

Unrealized losses on decline in market value of investments decreased by P15.5 million or 19% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

Petroleum revenues increased by P20.0 million due to higher production volume and crude prices. Total production for the quarter ended September 2007 was 141,153 barrels as compared to 123,805 barrels for the same period last year.

Equity share in net earnings of associates increased by P4.3 million due to higher level of income of Penta Capital Investment Corporation for the interim period.

Interest, dividends and other income decreased by P8.7 million mainly due to the absence in 2007 of other income on condonation of interest on advances booked in the first semester of 2006.

Share in costs and operating increased by 40% due to higher level of production costs during the interim period.

Interest and financing charges decreased by P2.8 million due to lower level of borrowings during the period.

General and administrative expenses increased by P3.2 million or 16%.

Net income amounted to P27.1 million for the quarter ended September 30, 2007, as compared to a net loss of P176.1 million for the same period last year.

(vii) There are NO seasonal aspects that had material effect on the financial condition or results of operations.

Properties

The information required by Item 2 is contained in Note 8 to the Company's 2006 Audited Financial Statements.

The Company, as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures and other equipment are located at 125 Pioneer Street, Mandaluyong City. The appraised value of the office condominium units amounted to about P74.42 million as of 09 February 2007. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited/interim financial statements are presented below:

		Audited 12/2006	Interim 9/2007
SC/GSEC No.	Participating Interest	Deferred Cost (P'000)	
SC6A (Octon)	43.33000%	P 401,043	P 399,974
(SaddleRock/Esperanza)	43.33000	64,844	64,844
SC41 (Sulu Sea)	3.39800	146,890	147,143
GSEC98 (Onshore Mindoro)	22.00000	81,291	81,646
Swan Block (NW Palawan)	32.97500	99,332	99,332
SC6B (Bonita)	21.87500	12,710	12,710
Others		1,058	1,058
	Total	P 807,168	P 806,707

Employees

The Company has 26 employees as of 31 December 2006 and 30 September 2007

IV. Brief Description of the General Nature & Scope of Business of the Company

The Philodrill Corporation (the "Company") was incorporated in 1969, originally with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan, South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corporation, Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

V. Market Price and Dividends

(1) Stock Prices

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter of 2006 and 2005, and the first 3 quarters of 2007, expressed in Philippine Pesos, are as follows:

		High	Low
2007 (new par P0.01)	First Quarter	P 0.014	P 0.011
	Second Quarter	0.028	0.015
	Third Quarter	0.027	0.016
2006 (old par P1.00)	First Quarter	0.560	0.350
	Second Quarter	1.760	0.510
	Third Quarter	1.400	0.990
	Fourth Quarter	1.040	0.900
2005 (old par P1.00)	First Quarter	0.540	0.215
	Second Quarter	0.380	0.210
	Third Quarter	0.470	0.280
	Fourth Quarter	0.440	0.340

(2) Holders

As of 31 October 2007, there were 9,633 shareholders of record and common shares outstanding stood at 153,494,132,958 shares.

Top 20 stockholders as of 31 October 2007:

NAME	NO. OF SHARES	% TO TOTAL
1. PCD Nominee Corporation	89,088,637,540	58.04%
2. VULCAN INDUSTRIAL & MINING CORP.	16,588,287,159	10.8071
3. NATIONAL BOOK STORE, INC.	12,859,864,695	8.3780
4. ALAKOR CORPORATION	5,145,989,976	3.3525
5. ALAKOR SECURITIES CORPORATION	2,422,303,400	1.5781
6. WEALTH SECURITIES, INC.	958,486,326	0.6244
7. TRAFALGAR HOLDINGS PHIL., INC.	754,082,100	0.4912
8. TERESITA DELA CRUZ	662,172,800	0.4313
9. ALSONS CONSOLIDATED RESOURCES, INC.	566,720,000	0.3692
10. DOMINGO U. LIM	560,000,000	0.3648
11. CONRADO S. CHUA	490,565,136	0.3195
12. RCBC TA# 72-230-8	385,482,500	0.2511

13. NICASIO ALCANTARA	363,200,000	0.2366
14. ALBERT AWAD	351,561,991	0.2290
15. RCBC TRUST ACCOUNT #32-314-4	336,882,100	0.2194
16. ALBERTO MENDOZA &/OR JEANIE C. MENDOZA	317,910,514	0.2071
17. CHRISTINE C. CHUA	254,097,005	0.1655
18. PHIL. REMNANTS CO., INC	188,247,468	0.1226
19. AYALA CORPORATION	188,068,125	0.1225
20. ANITA N. TY	179,929,796	0.1172

(3) Dividends

NO dividends were declared during the years 2005 and 2006 and the first 3 quarters of 2007.

The Company's ability to declare and pay dividends is restricted by the availability of funds and the provision of existing loan agreements.

VI. Corporate Governance

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5, series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of its Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

THE PHILODRILL CORPORATION

Financial Statements
December 31, 2006 and 2005
And Years Ended December 31, 2006, 2005, and 2004

and

Independent Auditors' Report

SGV & Co

■ SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

■ Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying financial statements of The Philodrill Corporation, which comprise the balance sheets as at December 31, 2006 and 2005, and the related statements of income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

We did not audit the 2005 and 2004 financial statements of EDSA Properties Holdings Inc. (EPHI) and PentaCapital Investment Corporation (PentaCapital), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI and PentaCapital represent about 39% of the Company's total assets as of December 31, 2005, and the equity in their net earnings represent about 30% and 16% of total revenues in 2005 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI and PentaCapital, is based solely on the report of the other auditors. The other auditors report on PentaCapital was qualified with respect to the matters discussed in Note 9 to the financial statements. As stated also in Note 9, the Company adjusted the financial statements of PentaCapital to conform to Philippine Financial Reporting Standards.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. Except as discussed in the following paragraph, we conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures
in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of other auditors are sufficient and appropriate to provide basis for our audit opinion.

We were unable to perform sufficient additional procedures on the financial statements of PentaCapital Holdings, Inc. (Penta Holdings) and we were unable to satisfy ourselves by means of other auditing procedures on the carrying amount of the Company's investment in Penta Holdings of ₱43.6 million and ₱42.3 million as of December 31, 2006 and 2005, respectively, and the corresponding equity in net earnings (losses) of ₱1.2 million, (₱2.4 million) and ₱0.3 million in 2006, 2005 and 2004, respectively.

Opinion

In our opinion, based on our audits and the reports of other auditors, except for the effects on the financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures, and satisfy ourselves as to the investment in and equity in net losses or net earnings of Penta Holdings as discussed in the preceding paragraph , the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2006 and 2005, and its financial performance and its cash flows for the three years in the period ended December 31, 2006 in accordance with Philippine Financial Reporting Standards.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized costs of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

SYCIP GORRES VELAYO & CO.

J. Carlitos G. Cruz
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-AR-1
Tax Identification No. 102-084-648
PTR No. 0266538, January 2, 2007, Makati City

April 26, 2007

THE PHILODRILL CORPORATION
BALANCE SHEETS

	December 31 2006	December 31 2005
ASSETS		
Current Assets		
Cash and cash equivalents (Note 5)	₱5,239,364	₱8,692,353
Receivables - net (Note 6)	78,609,623	100,011,426
Crude oil inventory	12,409,228	1,954,754
Advances to related companies (Note 18)	34,852,062	66,180,434
Other current assets	135,167	166,611
Total Current Assets	131,245,444	177,005,578
Noncurrent Assets		
Deferred oil exploration costs - net (Notes 2, 7 and 11)	807,168,493	805,248,819
Investments in associates (Note 9)	203,337,072	929,398,112
Property and equipment - net (Notes 2, 7 and 8)	281,348,210	296,420,442
Available-for-sale (AFS) investments (Note 10)	128,141,879	84,555,279
Investment properties - net (Note 12)	164,209	325,957
Other noncurrent assets	1,047,715	64,500
Total Noncurrent Assets	1,421,207,578	2,116,013,109
TOTAL ASSETS	₱1,552,453,022	₱2,293,018,687
LIABILITIES AND EQUITY		
Current Liabilities		
Loans payable (Note 13)	₱21,415,114	₱28,248,902
Trade and other payables (Notes 7 and 14)	30,996,336	118,185,737
Current portion of long-term debt (Note 15)	80,724,515	84,987,965
Advances from related companies (Note 18)	35,457,474	257,595,614
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,652,742	1,662,742
Income tax payable	1,143,894	539,965
Total Current Liabilities	176,403,928	496,234,778
Noncurrent Liability		
Pension liability (Note 22)	1,043,136	659,815
Equity		
Capital stock - ₱0.01 par value in 2006 and ₱1 par value in 2005 (Note 16)		
Authorized - 155.0 billion shares in 2006 and 1.55 billion shares in 2005		
Issued	1,527,632,861	1,482,073,379
Subscribed	7,311,155	52,870,637
Subscriptions receivable	(1,157,679)	(2,112,487)
Paid in capital from sale of treasury (Note 16)	1,624,012	–
Share in associate's revaluation increment (Note 9)	–	294,860,608
Unrealized valuation losses on AFS investments (Note 10)	(82,807,262)	(129,737,028)
Retained earnings (deficit) (Note 16)	(77,597,129)	98,168,985
Total Equity	1,375,005,958	1,796,124,094
TOTAL LIABILITIES AND EQUITY	₱1,552,453,022	₱2,293,018,687

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF INCOME

	Years ended December 31		
	2006	2005	2004
REVENUES			
Share in petroleum operations (Notes 2 and 7)	**₱147,043,008**	₱78,738,794	₱37,575,381
Equity in net earnings of associates (Note 9)	**5,796,937**	38,282,287	9,709,961
Miscellaneous	**2,101,638**	3,131,318	1,135,958
	164,297,479	133,539,559	60,303,022
INTEREST INCOME (Note 18)	**5,748,273**	9,591,242	9,898,490
FOREIGN EXCHANGE GAINS - net (Note 7)	**3,607,623**	3,795,918	1,983,232
COSTS AND EXPENSES			
Loss on disposal of shares of stock (Note 9)	**(194,860,000)**	–	(255,720,486)
Share in costs and operating expenses (Notes 7 and 19)	**(89,710,943)**	(53,848,004)	(28,034,642)
General and administrative expenses (Note 20)	**(29,875,565)**	(23,053,826)	(14,932,953)
Interest and financing charges (Notes 2, 13, 15 and 18)	**(22,971,000)**	(48,571,843)	(31,965,741)
Provision for probable losses on deferred oil exploration costs (Notes 2 and 11)	–	(4,556,684)	(37,528,646)
	(337,417,508)	(130,030,357)	(368,182,468)
INCOME (LOSS) BEFORE INCOME TAX	**(173,120,029)**	3,509,202	(307,879,446)
PROVISION FOR INCOME TAX (Note 23)	**2,646,085**	764,407	402,066
NET INCOME (LOSS) (Note 17)	**(₱175,766,114)**	₱2,744,795	(₱308,281,512)
INCOME (LOSS) PER SHARE (Note 17)			
Basic	**(₱0.0011)**	₱0.0018	(₱0.2008)
Diluted	**(₱0.0011)**	₱0.0018	(₱0.2008)

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Capital Stock (Note 16)			Paid in Capital from Sale of Treasury (Note 16)	Share in Associate's Revaluation Increment (Note 9)	Unrealized Losses On Decline in Market Value (MV) of Investments	Unrealized Valuation Losses on AFS Investments (Note 10)	Retained Earnings (Deficit)	Total
	Issued	Subscribed	Subscriptions Receivable						
Balances at January 1, 2004	₱1,482,066,842	₱52,877,174	(₱2,112,899)	₱–	₱438,932,589	(₱200,752,169)	₱–	₱403,705,702	₱2,174,717,239
Recovery in MV of marketable securities	–	–	–	–	–	28,192,000	–	–	28,192,000
Share in change in associate's revaluation increment	–	–	–	–	(373,228)	–	–	–	(373,228)
Disposal of associate's shares	–	–	–	–	(143,698,753)	14,140,602	–	–	(129,558,151)
Net loss for the year	–	–	–	–	–	–	–	(308,281,512)	(308,281,512)
Balances at December 31, 2004	₱1,482,066,842	₱52,877,174	(₱2,112,899)	₱–	₱294,860,608	(₱158,419,567)	₱–	₱95,424,190	₱1,764,696,348
Balances at December 31, 2004	₱1,482,066,842	₱52,877,174	(₱2,112,899)	₱–	₱294,860,608	(₱158,419,567)	₱–	₱95,424,190	₱1,764,696,348
Effect of adoption of PAS 39 (Note 3)	–	–	–	–	–	158,419,567	(158,419,567)	–	–
Balances at January 1, 2005	1,482,066,842	52,877,174	(2,112,899)	–	294,860,608	–	(158,419,567)	95,424,190	1,764,696,348
Issuances of shares	6,537	(6,537)	412	–	–	–	–	–	412
Net unrealized valuation gains on AFS investments	–	–	–	–	–	–	28,682,539	–	28,682,539
Net income for the year	–	–	–	–	–	–	–	2,744,795	2,744,795
Total income recognized for the year	–	–	–	–	–	–	28,682,539	2,744,795	31,427,334
Balances at December 31, 2005	₱1,482,073,379	₱52,870,637	(₱2,112,487)	₱–	₱294,860,608	₱–	(₱129,737,028)	₱98,168,985	₱1,796,124,094
Balances at January 1, 2006	₱1,482,073,379	₱52,870,637	(₱2,112,487)	₱–	₱294,860,608	₱–	(₱129,737,028)	₱98,168,985	₱1,796,124,094
Issuance of shares	45,559,482	(45,559,482)	–	–	–	–	–	–	–
Collection of subscriptions receivable	–	–	954,808	–	–	–	–	–	954,808
Sale of treasury shares	–	–	–	1,624,012	–	–	–	–	1,624,012
Reversal due to sale of investment	–	–	–	–	(294,860,608)	–	–	–	(294,860,608)
Subtotal	1,527,632,861	7,311,155	(1,157,679)	1,624,012	–	–	(129,737,028)	98,168,985	1,503,842,306
Net unrealized valuation gains on AFS investments	–	–	–	–	–	–	46,929,766	–	46,929,766
Net loss for the year	–	–	–	–	–	–	–	(175,766,114)	(175,766,114)
Total income (loss) recognized for the year	–	–	–	–	–	–	46,929,766	(175,766,114)	(128,836,348)
Balances at December 31, 2006	₱1,527,632,861	₱7,311,155	(₱1,157,679)	₱1,624,012	₱–	₱–	(₱82,807,262)	(₱77,597,129)	₱1,375,005,958

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	**(₱173,120,029)**	₱3,509,202	(₱307,879,446)
Adjustments for:			
Loss on disposal of shares of stock (Note 9)	**194,860,000**	–	255,720,486
Interest and financing charges	**22,971,000**	48,571,843	31,965,741
Depletion, depreciation and amortization	**2,289,307**	4,421,153	3,514,068
Equity in net earnings of associates (Note 9)	**(5,796,937)**	(38,282,287)	(9,709,961)
Interest income	**(5,748,273)**	(9,591,242)	(9,898,490)
Unrealized foreign exchange gains	**(3,441,181)**	(698,551)	(1,983,232)
Provision for probable losses on deferred oil exploration costs (Note 11)	**–**	4,556,684	37,528,646
Operating income before working capital changes	**32,013,887**	12,486,802	742,188
Decrease (increase) in:			
Receivables	**24,842,984**	(5,141,849)	2,932,182
Crude oil inventory	**(10,454,474)**	3,546,742	(5,501,496)
Other current assets	**31,444**	80,941	365,830
Increase (decrease) in:			
Trade and other payables	**(30,668,336)**	(13,858,548)	6,254,646
Pension liability (Note 22)	**1,383,321**	1,295,839	755,668
Net cash generated from (used in) operations	**16,148,826**	(1,590,073)	4,064,642
Interest received	**5,748,273**	67,734	7,087
Interest and financing charges paid	**(27,642,240)**	(25,441,419)	(15,642,337)
Income taxes paid	**(2,042,156)**	(224,442)	(402,066)
Net cash used in operating activities	**(7,787,297)**	(27,188,200)	(11,972,674)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of investment in associate	**214,145,742**	–	–
Proceeds from sale (payments for purchase) of AFS investments	**3,343,166**	(13,755)	–
Reductions in (additions to):			
Property and equipment	**(10,913,525)**	(4,655,509)	(3,732,283)
Advances to related companies	**(9,384,185)**	(1,347,769)	(682,411)
Deferred oil exploration costs	**(1,919,674)**	(11,651,942)	(19,493,535)
Other noncurrent assets	**(983,215)**	783,117	329,047
Subscription payable	**(10,000)**	–	–
Cash dividends received	**–**	9,280,555	5,038,183
Share in movements of wells, platforms and other facilities	**–**	–	4,850,513
Net cash from (used in) investing activities	**194,278,309**	(7,605,303)	(13,690,486)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Sale of treasury shares	**42,336,569**	–	–
Collection of subscriptions receivable	**954,808**	412	–
Advances from related companies	**–**	143,218,490	7,257,453
Loan availment	**–**	–	20,000,000
Payments of:			
Advances from related companies	**(222,138,140)**	–	–
Loans payable	**(6,833,788)**	(29,697,384)	(542,500)
Long-term debt	**(4,263,450)**	(73,322,578)	–
Net cash from (used in) financing activities	**(189,944,001)**	40,198,940	26,714,953
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(3,452,989)**	5,405,437	1,051,793
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**8,692,353**	3,286,916	2,235,123
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 5)	**₱5,239,364**	₱8,692,353	₱3,286,916

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philodrill Corporation (the Company or TPC) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding associates as of and for the years ended December 31, 2006 and 2005 is presented in Note 9.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2006 and 2005 and for each of the years in the period ended December 31, 2006 were authorized for issue by the Board of Directors on April 26, 2007.

2. Status of Operations and Management Plans

Petroleum Operations
The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido and Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets.

The Company's participating interests in the different SCs as of December 31, 2006, 2005 and 2004 are as follows:

	Participating Interest (in percentage)		
	2006	2005	2004
SC 6 (Northwest Palawan)			
Block A (Octon)	**43.330**	43.330	43.330
Block B (Bonita)	**21.875**	21.875	21.875
Cadlao Block	–*	–*	–*
SC 14 (Northwest Palawan)			
Block A (Nido)	**26.106**	26.106	26.106
Block B (Matinloc)	**41.608**	41.608	41.608
Block B-1 (North Matinloc)	**17.850**	17.850	17.850
Block C-1 (Galoc)	**6.397**	6.397	25.588
Block C-2 (West Linapacan)	**25.588**	25.588	25.588
Block D (Retention Block)	**33.751**	33.751	33.751
Tara Block	**22.500**	22.500	22.500
SC 41 (Sulu Sea)	**3.398*****	15.480	2.322
SC 53 (Onshore Mindoro)	**22.000**	30.000**	79.455
SWAN Block (Northwest Palawan)	**32.975**	32.975	32.975
SW Palawan	**0.000**	0.000	1.950

* Carried cost interest with revenue interest of 0.803

** Combined participating interest with Anglo Philippine Holdings Corporation (APHC) and Basic Petroleum and Minerals, Inc. (BPMI)

*** Subject to DOE approval of transfer to TAP (Philippines) Pty. Ltd.

SC 6 BLOCK A

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

In early 2005, the consortium received expressions of interest from a number of companies including Black Gold Resources, Commissioning Services, Inc. and Kuwait Foreign Petroleum Exploration Company. For varying reasons, however, no farm-out deal was concluded.

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol are developing the nearby Galoc field and they deemed it prudent to integrate the development of the Octon Field with Galoc.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon - Galoc development.

In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended.

In October 2005, BPMI expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the DOE. Communications and negotiations between BPMI and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

In 2006, negotiations between BPMI, now Forum Energy Philippines Corporation (Forum) and the Bonita consortium continued. As of the end of December 2006, the Bonita consortium had yet to receive indication from Forum whether they will proceed with their farm-in offer. The Company is still continuing to promote the area for possible farm-in.

SC 14

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However, starting May 2004, operatorship of SC14 was transferred to the Company. Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion.

During the year, production activities continued in Blocks A and B of SC 14. However, production activities in Blocks C of SC 14 remained suspended. Galoc Production Company (GPC) continued its preparations for the eventual commissioning and installation of production facilities for the reactivation of Galoc field in Block C.

In August 2003, the Consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. In February 2004, the Consortium signed a crude oil sales agreement with another customer for the spot sale of crude oil produced from the Nido and Matinloc Oilfield. In November 2004, the Consortium renegotiated the crude oil sales agreement into a one year contract for the sale of crude oil of approximately 246,000 barrels at prices defined in the agreement. This contract was renewed for another year in November 2005 and in November 2006.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Alcorn Production Phils., Inc. (APPI), and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Inc. (BPMI), Oriental Petroleum & Minerals Corp. (OPMC), Linapacan Oil & Gas Power Corp., Nido Petroleum, Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the Effective Date; and, (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The significant terms of the Agreement follow:

a. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the SCs and respective Joint Operating Agreements, including but not limited to, the obligation to plug and abandon the useless platforms and other off-shore facilities;

b. The Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to the Closing Date on April 30, 2004; and,

c. At any time prior to the Closing Date, the Buyer, but not the Seller, may, in its sole and absolute discretion, notify the Seller that it does not intend to acquire the Interests, in which case; the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, the Seller will transfer the Interests to the Buyer at the Closing Date pursuant to a mutually acceptable Purchase and Sale Agreement, that will include the following significant terms and conditions, among others:

    i. All Interests will be conveyed on an "as is, where is" basis and the Buyer will assume all rights, responsibilities and obligations in connection with such interests as more fully described in the Agreement;

    ii. The Effective Date of the transfer shall be February 1, 2004, and the Closing Date shall be on April 30, 2004; and,

iii. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. APPI was the operator of SC 14 until June 30, 2004. As a result of the assignment, the Company, together with OPMC and BPMI became the joint operators of SC 6 and 14 designating the Company as the lead operator starting July 1, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members.

Beginning March 2004, the Company, together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Blocks C of SC 14.

In October 2006, the Company received another farm-in proposal for the possible drilling and development of Nido 1X1 structure. Venturoil, a start-up company, proposed to carry the SC 14-A consortium through a phased program of geophysical and geological studies, drilling and development of the Nido 1X1 structure, to be carved out from the SC 14-A (Nido Block).
The proposal was forwarded to the partners for review.

SC 14 C-1 Galoc Block

In November 2002, the Company and the other members of the SC 14 Consortium entered into a study agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. On November 13, 2003, the foreign company notified the SC 14 Consortium that it has completed the phased study on the Galoc Field. The study showed that the field has 23 million barrels of recoverable reserves. Based on the result of the study, the foreign company decided not to pursue the development of the Galoc Field.

In September 2004, the Company, together with other SC 14 Consortium members, entered into a farm-in agreement (the Agreement) with a UK-based and an Australian-based company (collectively, the Farmees) to farm-in to the Galoc Field in Block C of SC 14 (the Galoc Block). The Agreement provides for, among others, the designation of the Farmees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the GPC was formed as the special purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new Joint Operating Agreement that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the

consortium members. Another important document, the Block C Agreement that will define the distribution to all parties of the revenues from the Galoc field production, was also approved and signed during the year.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

Development drilling at the Galoc Field is expected to start in August 2007. First oil is planned for the 1st quarter of 2008.

- *SC 14 C-2 West Linapacan Block*

In December 2006, Framework backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner PNOC-EC, whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

Recently, Pitkin Petroleum PLC and Pearl Oil Resources jointly submitted a farm-in proposal for West Linapacan for them to earn 70% participating interest in exchange for a one well carry. The Company had been authorized by the consortium to negotiate with the farminees. The Company's counter-offer is a full carry of the West Linapacan consortium up to first oil for 75% participating interest.

The suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

SC 41

In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have

also withdrawn, leaving a small all-Filipino consortium. The new consortium had successfully negotiated a reduction in the work commitment as the contract entered its 8th contract year in May 2005. In lieu of the yearly one well commitment, the consortium had started implementing a geological and geophysical program which will also incorporate efforts to farm-out the block. Basic Consolidated Inc. was designated as the block operator for 2005.

In early 2006, the SC 41 consortium received separate farm-in offers from Tap Oil of Australia, Mitra Energy and Pearl Resources which are both based in Singapore, and Burgundy, a local firm. On the basis of their individual programs for the Sulu Sea block, the consortium chose Tap Oil because they offered the more robust work program.

Tap Oil initially offered to pay 100% of the farmors' share in a 300 square kilometer 3D seismic data acquisition, processing and interpretation program, at an estimated cost of US$ 3 million, and a full carry for an option well to earn 76% of the farmors equity. This will give Tap Oil about 58% equity and the operatorship of the block. Other members of the consortium, including then block operator Basic Petroleum, opted not to farm-down their equity. For its part, the Company offered to farm-out part of its original 16.599% equity share in the block.

Tap Oil's entry into the Sulu Sea Block was formalized on June 23, 2006, the date their farm-in became effective. Basic Petroleum (which later on was bought out by Forum Energy) eventually turned over the operatorship of the block. As the new operator, Tap Oil submitted the Contract Year 9 Work Program and Budget outlining the key activities for Year 9, which included a prospectivity review of the whole block prior to the contemplated 3D seismic data acquisition. They also started evaluating submitted tenders from different geophysical contractors.

In September 2006, Forum Energy withdrew from the SC 41 consortium, with their entire interests assigned to Tap Oil. The Company together with Oriental Petroleum, Anglo Philippine Holdings Corp., South China, Philex Mining and Southwest Resources, are now the "continuing parties" with their respective interests, prior to the Forum's exit, maintained. The Company now holds a 3.398% carried interest on the Sulu Sea Block.

The programmed 3D seismic survey, originally scheduled to commence by the end of January 2007, has been re-scheduled to commence in early March 2007 with Veritas as contractor utilizing the vessel M/V Voyager. The survey area was increased from 300 sq. km. to not less than 600 sq. km., with Tap Oil fully funding the other carried parties' share of the added costs consistent with the Farm-in Agreement. With the change in the survey schedule and coverage, the operator applied with the DOE for the extension of Contract Year 9 for a period of 12 months ending May 10, 2008 and a corresponding extension of the Contract Year 10 until May 10, 2009.

SC 53

GSEC 98, Onshore Mindoro, expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

Towards the end of 2004 however, Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam jointly expressed interest on the block. The Company negotiated its participation in the exploration of the block as a carried partner. PNOC - Exploration Corporation (PNOC-EC) also expressed interest to participate in the effort. However, PNOC-EC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Company and Laxmi both executed a Participation Agreement (PA) in August 2005 which was formally approved by the DOE in February 2006.

SWAN Block

The application for a new GSEC submitted by the consortium in April 2001 remained pending with the Department of Energy. Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area during and immediately after the contracting round, the consortium initiated the conversation of the GSEC application into a full service contract application.

However, the DOE granted instead new service contracts that both partially covered the area being applied for by the consortium. PNOC-EC's SC 57, Calamian block, awarded on September 15, 2005, covered the northern half of the SWAN block where there are several viable prospects in the general trend of the Malampaya-San Martin-Bantac discoveries. The DOE followed this up with yet another contract award to PNOC-EC on January 12, 2006. SC 58, West Calamian block, covered the rest of the SWAN area.

The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the SWAN block. One of the options being considered is to negotiate with PNOC-EC on the possible participation of the consortium in their exploration of the area.

On November 2006, the consortium wrote the DOE to ask for the consortium's inclusion as carried partners in the block. The consortium's requested carried interest may be taken from the carried interest that PNOC-EC had negotiated with their foreign partners. In relation thereto, a draft participation agreement with PNOC-EC had been prepared and submitted to the SWAN block consortium for review.

SW Palawan

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bid over the area. This application was supposed to replace the expired GSEC 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, the Company no longer sees any technical justification to participate in any exploration activity in the area. In 2005, the Company made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to
₱4.6 million.

GSEC 75

The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration costs related to GSEC 75 amounting to ₱37.5 million.

3. **Summary of Significant Accounting Policies**

Basis of Preparation
The accompanying financial statements have been prepared under the historical cost basis except for crude oil inventory which is valued at market and available-for-sale (AFS) investments which are measured at fair value. The financial statements are presented in Philippine peso which is the Company's functional and presentation currency.

Statement of Compliance
The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Adoption of New and Revised Accounting Standards
The accounting policies adopted are consistent with those of the previous financial years except for the adoption of the following new and amended PFRS:

- Amendments to Philippine Accounting Standard (PAS) 19, *Employee Benefits*;
- Amendments to PAS 21, *The Effects of Changes in Foreign Exchange Rates*;
- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement, (a) Amendment for financial guarantee contracts; (b) Amendment for hedges of forecast intragroup transactions; and (c) Amendment for the fair value option*; and
- PFRS 6, *Exploration for and Evaluation of Mineral Resources*.

Among the new and amended standards, only the amendments to PAS 19 and PFRS 6 have a significant impact on the Company's financial statements. Adoption of these new and revised standards and interpretation did not have any effect on the financial statements of the Company. They did, however, give rise to additional disclosures.

Amendments to PAS 19 requires additional disclosures on the financial statements to provide information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the

components of the defined benefit cost. This change has no recognition nor measurement impact as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the statement of income.

PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation of assets without specifically considering the requirements of paragraphs 11 and 12 of PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors.* Thus, an entity adopting PFRS 6 may continue to use the accounting policies applied immediately before adopting the PFRS, including existing recognition and measurement practices. The accounting policies previously adopted by the Company are consistent with the provisions of PFRS 6.

The Company did not early adopt the following standards and Philippine Interpretations from the International Financial Reporting Interpretations Committee (IFRIC):

- PFRS 7, *Financial Instruments - Disclosures (effective for annual periods beginning on or after January 1, 2007).* PFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and the disclosure requirements in PAS 32, *Financial Instruments: Disclosure and Presentation.* It is applicable to all entities that report under PFRS;

- PFRS 8, *Operating Segments (effective for annual periods beginning on or after January 1, 2009).* PFRS 8 will replace PAS 14, *Segment Reporting*, and adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and companies will need to provide explanations and reconciliations of the differences;

- Amendments to PAS 1, *Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after January 1, 2007).* The amendment to PAS 1 require the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance;

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006).* This interpretation provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax;

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2 (effective for annual periods beginning on or after May 1, 2006).* This interpretation requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value;

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)*. This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows;

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)*. This interpretation provides that the frequency of financial reporting does affect the amount of impairment charge to be recognized in the annual financial reporting with respect to goodwill and AFS investments. It prohibits the reversal of impairment losses on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date;

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Transactions (effective for annual periods beginning on or after March 1, 2007)*. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent company; and

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)*. This interpretation which covers contractual arrangements arising from entities providing public services.

Among the standards and interpretations that were not early adopted, only PFRS 7 and the amendments to PAS 1 have an impact in the Company's financial statements. The revised and additional disclosures provided by PFRS 7 and amendments to PAS 1 will be included in the Company's financial statements when these are adopted in 2007. The Company will assess the impact of Philippine Interpretation IFRIC 10 and Philippine Interpretation IFRIC 12 upon its adoption in 2007 and 2008, respectively.

Cash and Cash Equivalents

Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Financial Instruments

Following are the accounting policies on financial instruments effective January 1, 2005.

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized in the settlement date.

Financial instruments are recognized initially at fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs.

Financial assets under PAS 39 are classified as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS financial assets. The Company's financial assets are of the nature of loans and receivables and AFS financial assets. Also under PAS 39, financial liabilities are classified as FVPL or other financial liabilities. The Company's financial liabilities are of the nature of other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company determines the classification at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.

Loans and Receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if expected collection is within 12 months from the balance sheet date.

As of December 31, 2006, the Company's loans and receivables include receivables and advances to related parties.

AFS Financial Assets
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three categories of financial assets. AFS assets are carried at fair value in the balance sheet. These financial assets are classified as noncurrent assets unless the intention is to dispose such assets within 12 months from the balance sheet date. Changes in the fair value of such asset are accounted for in equity (see Note 10).

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in equity. The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments.

Other Financial Liabilities
Issued financial instruments or their components, which are not designated as liabilities at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number

of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in "Foreign exchange gains (losses)" in the statement of income.

This accounting policy applies primarily to the Company's debt and trade payables and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).

Interest-bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities

Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

1. the rights to receive cash flows from the asset have expired;

2. the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

3. the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or

modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Impairment of Financial Assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost

If there is objective evidence that an impairment loss on financial assets carried at amortized cost (e.g., receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Time value is generally not considered when the effect of discounting is not material. The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in the statement of income.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

AFS Financial Assets

If an AFS financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of income, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as AFS are not recognized in statement of income. Reversals of impairment losses on debt instruments are reversed through statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of income.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2006	2005
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.76**	13.76
EDSA Properties Holdings Inc. (EPHI)	–	5.08

The Company has significant influence over the financial and operating policies of Penta Holdings and EPHI, and are thus, deemed as the Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs

The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Nonfinancial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of

depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value

of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a Lessor

Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income relating to items recognized directly in equity is recognized in the statement of changes in equity and not in the statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

4. Significant Judgments and Estimates

The Company's financial statements prepared in accordance with PFRS require management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. The estimates and assumptions used in the financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the Company's financial statements. Actual results could differ from such estimates.

Judgments

Determining Functional Currency

Based on the economic substance of the underlying circumstances relevant to the Company, the functional currency of the Company has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Company operates.

Operating Lease Commitments - Company as Lessor

The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimates

Estimating Allowances for Doubtful Accounts

The Company evaluates specific accounts where the Company has information that certain debtors are unable to meet their financial obligations. Factors such as the Company's length of relationship with the debtors and the debtors' current credit status are considered to determine the amount of reserves that will be recorded in the receivables account. These reserves are re-evaluated and adjusted as additional information becomes available. Allowance for doubtful accounts in 2006 and 2005 amounted to ₱12.7 million and ₱9.3 million, respectively. Receivables and advances to related companies, net of allowance for doubtful accounts, amounted to about ₱113.5 million and about ₱166.2 million as of December 31, 2006 and 2005 respectively (see Notes 6 and 18).

Estimating Reserves

Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field

goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2006 and 2005, the net book value of wells, platforms and other facilities amounted to ₱270.1 million and ₱294.6 million, respectively (see Note 8).

Deferred Income Tax Assets
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2006 and 2005. Deferred income tax assets amounting to ₱42.6 million and ₱60.9 million in 2006 and 2005, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

Pension and Other Retirement Benefits
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.4 million in 2006, ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱1.0 million and ₱0.7 million as of December 31, 2006 and 2005, respectively (see Note 22).

Estimating Useful Lives of Property and Equipment
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2006 and 2005, the net book value of property and equipment amounted to ₱281.3 million and ₱296.4 million, respectively (see Note 8).

Impairment of AFS Investments
An impairment issue arises with respect to AFS investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's

investments. Fair value of AFS investments amounted to ₱128.1 million and ₱84.6 million as of December 31, 2006 and 2005, respectively. No impairment losses were recognized in both 2006 and 2005 (see Note 10).

Impairment of Property and Equipment, Investments in Associates and Deferred Oil Exploration Costs
Philippine generally accepted accounting principles requires that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment, investments and deferred oil exploration costs, which require the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Company to make estimates and assumptions that can materially affect its financial statements. Future events could cause the Company to conclude that these assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. As of December 31, 2006, the book and carrying values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱281.3 million, ₱203.3 million and ₱807.2 million, respectively. As of December 31, 2005, the book and carrying values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.4 million, ₱929.4 million and ₱805.2 million, respectively. Impairment losses recognized on deferred oil exploration costs amounted to ₱–, ₱4.6 million and ₱37.5 million in 2006, 2005 and 2004, respectively (see Note 11).

5. Cash and Cash Equivalents

	2006	2005
Cash	**₱5,239,364**	₱1,671,837
Short-term investments	**–**	7,020,516
	₱5,239,364	₱8,692,353

Cash with banks earn interest at the respective bank deposit rates. Short-term investments are made for varying periods up to three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates.

6. Receivables

	2006	2005
Accrued interest receivables (see Note 18)	**₱50,676,240**	₱65,715,295
Accounts with contract operator (see Note 7)	**23,726,923**	26,291,799
Dividends receivable	**2,250,000**	2,250,000
Advances to officers and employees	**1,849,050**	462,029
Accounts with partners (see Note 7)	**1,842,599**	5,521,526
Others	**5,370,650**	3,449,056
	85,715,462	103,689,705
Less allowance for doubtful accounts	**7,105,839**	3,678,279
	₱78,609,623	₱100,011,426

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2 advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share in the dividends declared by Penta Holdings.

7. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

	2006	2005
Current assets:		
Receivables	**₱22,141,962**	₱31,813,325
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	**562,631,804**	586,490,002
Less accumulated depletion, depreciation and amortization	**(292,484,613)**	(291,906,557)
	270,147,191	294,583,445
Deferred oil exploration costs	**807,168,493**	805,248,819
	1,077,315,684	1,099,832,264
	₱1,099,457,646	₱1,131,645,589
Current liabilities:		
Trade and other payables	**₱15,304,200**	₱56,893,776
Revenues:		
Share in petroleum operations	**₱147,043,008**	₱78,738,794
Foreign exchange gains (losses) - net	**945,540**	(698,551)
	147,988,548	78,040,243
Share in cost and expenses:		
Cost of petroleum operations		
Production costs	**89,132,887**	51,459,342
Depletion	**578,056**	2,388,662
	89,710,943	53,848,004
	₱58,277,605	₱24,192,239

8. Property and Equipment

2006

	Wells, Platforms and Other Facilities					
	SC 14BlockC, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - I	Office Condominium Units and Improvements	Transportation equipment	Office furniture, fixtures and equipment	Total
Cost:						
Balances at beginning of year	₱297,545,203	₱288,944,799	₱10,774,461	₱6,035,308	₱10,678,176	₱613,977,947
Additions	–	–	–	10,277,196	636,329	10,913,525
Write-off	(23,858,198)	–	–	–	–	(23,858,198)
Disposals	–	–	–	(6,035,308)	(487,000)	(6,522,308)
Balances at end of year	273,687,005	288,944,799	10,774,461	10,277,196	10,827,505	594,510,966
Accumulated depletion, depreciation and amortization						
Balances at beginning of year	12,285,641	279,620,916	9,688,818	6,035,308	9,926,822	317,557,505
Depletion, epreciation and amortization expense for the year	–	578,056	538,723	655,667	355,113	2,127,559
Disposals	–	–		(6,035,308)	(487,000)	(6,522,308)
Balances at end of year	12,285,641	280,198,972	10,227,541	655,667	9,794,935	313,162,756
Net book value	₱261,401,364	₱8,745,827	₱546,920	₱9,621,529	₱1,032,570	₱281,348,210

2005

	Wells, Platforms and Other Facilities					
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B – 1	Office Condominium Units and Improvements	Transportation equipment	Office furniture, fixtures and equipment	Total
Cost						
Balances at beginning of year	₱294,462,379	₱288,944,799	₱14,009,422	₱6,852,131	₱10,066,668	₱ 614,335,399
Additions	3,082,824	–	–	783,177	789,508	4,655,509
Reclassification to investment property	–	–	(3,234,961)	–	–	(3,234,961)
Disposals	–	–	–	(1,600,000)	(178,000)	(1,778,000)
Balances at end of year	297,545,203	288,944,799	10,774,461	6,035,308	10,678,176	613,977,947
Accumulated depletion, depreciation and amortization						
Balances at beginning of year	12,285,641	277,232,254	11,897,351	6,432,131	9,975,979	317,823,356
Depletion, depreciation and amortization expense for the year	–	2,388,662	700,471	1,203,177	128,843	4,421,153
Reclassification to investment property	–	–	(2,909,004)	–	–	(2,909,004)
Disposals	–	–	–	(1,600,000)	(178,000)	(1,778,000)
Balances at end of year	12,285,641	279,620,916	9,688,818	6,035,308	9,926,822	317,557,505
Net book value	₱285,259,562	₱9,323,883	₱1,085,643	₱–	₱751,354	₱296,420,442

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the realization of deferred exploration costs which is dependent upon additional discoveries of oil reserves, among others.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.1 million in 2005.

9. Investments in Associates

The details of investments in associates carried under the equity method follow:

	2006	2005
Acquisition cost:		
PentaCapital	**₱158,648,939**	₱158,648,939
Penta Holdings	**30,000,000**	30,000,000
EPHI	**–**	285,559,241
	188,648,939	474,208,180
Accumulated equity in net earnings:		
Balance at beginning of year	**160,329,324**	131,327,592
Equity in net earnings for the year	**5,796,937**	38,282,287
Accumulated equity on disposed EPHI shares	**(151,438,128)**	–
Dividends received	**–**	(9,280,555)
Balance at end of year	**14,688,133**	160,329,324
Share in EPHI's revaluation increment on land and land improvements:		
Balance at beginning of year	**294,860,608**	294,860,608
Disposal of EPHI shares	**(294,860,608)**	–
Balance at end of year	**–**	294,860,608
	₱203,337,072	₱929,398,112

Following are the summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2006			*2005*		
	EPHI	**Penta Capital**	***Penta Holdings***	*EPHI*	Penta Capital	*Penta Holdings*
Revenues	**₱1,587,373**	**₱82,487**	**₱9,208**	₱1,669,145	₱73,171	₱905
Income before other income (expenses)	**474,036**	**22,989**	**9,129**	528,994	17,092	17
Net income	**638,617**	**15,295**	**9,113**	744,770	14,616	(18,078)
Total assets	**21,295,963**	**528,517**	**381,884**	19,448,815	530,422	352,357
Investments and Advances	**15,008,676**	**382,300**	**274,225**	16,893,954	363,733	226,049

Property and equipment	**39,246**	**39,333**	**–**	49,270	45,158	–
Total liabilities	**6,598,683**	**50,479**	**77**	5,218,391	58,893	9

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In June and July 2006, investments in EPHI were sold through the local stock exchange at one (₱1.00) peso per share. It resulted to a loss on disposal of shares of ₱195.6 million.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital formation from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2006, the report of independent auditors on PentaCapital's financial statements was qualified due to the following:

a. Determination of the amount of retirement expense and its required disclosures were not ascertained due to the absence of an actuarial valuation;

b. Accrual for accumulated vacation and sick leave credits was not booked which would have resulted to the decrease in net income of ₱285,523 in 2006;

c. Nonimpairment testing of investment in associates, loans and receivables;

d. Inability of PentaCapital to account for the beginning balances and goodwill of its investment in subsidiaries using the equity method;

e. Inability of PentaCapital to account for the increase in other assets and retained earnings amounting to ₱ 5,589,306;

f. Adjustment in 2006 for the effects of the adoption of PAS 40, *Investment Property*, by a credit to current operations of ₱7,569,576, net of deferred income tax and depreciation from January 1, 2004; and

g. Accumulated net foreign exchange losses pertaining to prior years were charged to current operations. Net income would have been decreased by ₱876,761 in 2006.

In 2005 and 2004, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

United Paragon Mining Corporation (UPMC) - A	12,803,152	5,452,970
Vulcan Industrial & Mining Corporation (VIMC) - A	12,115,952	13,153,694
Fil-Estate Land, Inc.	10,423,888	3,319,552
Camp John Hay Golf Club Inc.	10,200,007	5,100,000
South China Resources, Inc.	2,775,235	2,156,948
Others	12,473,961	12,803,893
	₱210,949,146	₱128,141,879

The details of available-for-sale investments in 2005 are as follows:

	Cost	Fair Value
Atlas Consolidated Mining and Development Corporation	₱101,061,306	₱18,115,099
APHC - A	49,095,645	42,392,900
Vulcan Industrial & Mining Corporation (VIMC) - A	16,061,971	4,110,314
United Paragon Mining Corporation (UPMC) - A	12,803,152	1,893,393
Fil-Estate Land, Inc.	10,423,888	2,489,664
Camp John Hay Golf Club Inc.	10,200,007	2,805,000
South China Resources, Inc.	2,775,235	1,334,195
Others	11,871,105	11,414,714
	₱214,292,309	₱84,555,279

Unrealized valuation gains on AFS investments recognized in equity amounted to ₱46.9 million and ₱28.7 million in 2006 and 2005, respectively. Gain realized from the sale of AFS investments amounted to ₱0.7 million in 2006.

11. Deferred Oil Exploration Costs

The balance of deferred oil exploration costs includes capitalized interest costs amounting to ₱3.3 million in 2005.

The full recovery of the deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company no longer sees any technical justification to participate in any exploration activity in SW Palawan block. In view of this, the Company made a provision for probable losses on the exploration activity in the area amounting to ₱4.6 million in 2005.

a. Nonrecognition of the assumption of past due receivables from a certain customer of PentaCapital Finance Corporation, a subsidiary, amounting to ₱1.0 million in 2005and ₱2.5 million in 2004;

b. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱0.6 million and ₱2.2 million, net of possible collection, in 2005 and 2004, respectively;

c. Recognition of management fee when cash is received rather than when earned resulting to overstatement of income recognized by ₱1.6 million in 2005 and ₱2.3 million in 2004;

d. Direct charge to retained earnings of current year expenses amounting to ₱9.4 million in 2005; and

e. Nonimpairment testing of goodwill acquired in a business combination amounting to ₱10.5 million as of December 31, 2005 and 2004.

The net effect of the above matters would have decreased PentaCapital's net income by ₱21.7 million in 2006 and ₱7.5 million in 2005, net of tax effect, had PentaCapital followed PFRS. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. The adjustment decreased the Company's net income by ₱8.7 million and ₱3.0 million in 2006 and 2005, respectively, and increased net loss by ₱6.8 million in 2004.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of current and prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consist mainly of interest income from short-term investments.

Undistributed Earnings of Associates
The undistributed earnings of associates included in the Company's retained earnings amounting to ₱14.7 million in 2006 and ₱160.3 million in 2005, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

10. Available-For-Sale Investments

The details of available-for-sale investments in 2006 are as follows:

	Cost	Fair Value
Atlas Consolidated Mining and Development Corporation	₱101,061,306	₱30,295,942
APHC - A	49,095,645	55,858,880

In 2004, the Company provided for probable losses on the deferred oil exploration costs related to GSEC 75 amounting to ₱37.5 million.

12. Investment Properties

Investment properties pertain to office property held by the Company for lease. Depreciation expense for investment properties amounted to ₱0.2 million in 2006.

13. Loans Payable

Loans payable pertains to the Company's loan with Rizal Commercial Banking Corporation (RCBC) with a balance amounting to ₱21.4 million and ₱28.2 million as of December 31, 2006 and 2005, respectively. In 2006, the loans with RCBC were redenominated from US Dollars to Philippine pesos which resulted to a gain recognized by the Company amounting to ₱1.0 million. On February 15, 2007, the Company fully settled its loans payable with RCBC.

Interest on the RCBC loan is computed based on prevailing bank rate at 11% in 2006 and 2005.

14. Trade and Other Payables

	2006	2005
Trade (see Note 7)	**₱14,204,857**	₱55,568,649
Accrued interest (see Notes 13, 15 and 18)	**14,913,802**	47,576,669
Accounts with partners (see Note 7)	**–**	12,911,786
Others	**1,877,677**	2,128,633
	₱30,996,336	₱118,185,737

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2, advanced for the Company by other partners, net of cash payments.

15. Long-term Debt

	2006	2005
Metropolitan Bank and Trust Co. (MBTC)	**₱55,724,515**	₱59,987,965
PentaCapital (see Note 18)	**25,000,000**	25,000,000
	₱80,724,515	₱84,987,965

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive

Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱ 3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

On November 22, 2006, MBTC agreed to amend the terms and conditions of the Company's outstanding obligation. Based on the amended terms of the loan, interest rate shall be reduced from 12.5% to 10% for remaining term of the loan. In addition, the MBTC and the Company agreed that the Company shall pay a monthly principal amortization of ₱1.0 million from November 2006 to November 2007 and make a balloon payment of ₱44.7 million at the end of the term, December 26, 2007

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85.0 million which was subsequently reduced to ₱50.0 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. On January 15, 2006, the Company and PentaCapital renewed the loan for one year to mature on January 15, 2007. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2006, the Company had drawn ₱25.0 million from this facility. Subsequently, on January 15, 2007, the Company and PentaCapital agreed to re-extend the loan for one year maturing on January 10, 2008.

16. Equity

Details of the Company's capital stock are as follows:

	2006		2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Common	**155,000,000,000**	**₱1,550,000,000**	–	₱–
Class A	**–**	**–**	930,000,000	930,000,000
Class B	**–**	**–**	620,000,000	620,000,000
	155,000,000,000	**₱1,550,000,000**	1,550,000,000	₱1,550,000,000

On March 22, 2006, the BOD amended its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from ₱1.00 per share to ₱0.01 per share which was granted by SEC on November 29, 2006. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's

capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 10,587 shareholders in 2006 and 10,933 shareholders in 2005.

The details and changes in the Company's issued and subscribed shares follow:

	2006		2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common				
Declassification of shares	**148,207,337,900**	**₱1,482,073,379**	–	₱–
Issuance of shares	**4,555,948,200**	**45,559,482**	–	–
Balances at end of year	**152,763,286,100**	**1,527,632,861**	–	–
Common Class A				
Balances at beginning of year	**882,934,428**	**882,934,428**	882,927,891	₱882,927,891
Declassification of shares	**(882,934,428)**	**(882,934,428)**	–	–
Issuance of shares	–	–	6,537	6,537
Balances at end of year	–	–	882,934,428	882,934,428
Common Class B				
Balances at beginning of year	**599,138,951**	**599,138,951**	599,138,951	599,138,951
Declassification of shares	**(599,138,951)**	**(599,138,951)**	–	–
Balances at end of year	–	–	599,138,951	599,138,951
	152,763,286,100	**₱1,527,632,861**	1,482,073,379	₱ 1,482,073,379

	2006		2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Subscribed:				
Common				
Declassification of shares	**5,287,063,700**	**₱52,870,637**	–	₱–
Issuance of shares	**(4,555,948,200)**	**(45,559,482)**	–	–
Balances at end of year	**731,115,500**	**7,311,155**	–	–
Common Class A				
Balance at beginning of year	**35,633,275**	**35,633,275**	35,639,812	35,639,812
Declassification of shares	**(35,633,275)**	**(35,633,275)**	–	–
Issuance of shares	–	–	(6,537)	(6,537)
Balance at end of year	–	–	35,633,275	35,633,275
Common Class B				
Balances at beginning of year	**17,237,362**	**17,237,362**	17,237,362	17,237,362

Declassification of shares	**(17,237,362)**	**(17,237,362)**	–	–
Balances at end of year	–	–	17,237,362	17,237,362
	731,115,500	**₱7,311,155**	52,870,637	₱52,870,637

In May 2006, the Company and VIMC entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 of the Company's shares owned by VIMC back to the Company by way of dacion en pago in settlement of the VIMC's obligation to the Company amounting to ₱40,712,557.

In the same year, the Company sold the shares received from VIMC through a stock broker for about ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as paid in capital from sale of treasury shares part of equity.

17. Income (Loss) Per Share

	2006	*2005*	*2004*
Net income (loss)	***(₱175,766,114)***	*₱2,744,795*	*(₱308,281,512)*
Weighted average number of issued and subscribed shares	**153,494,401,600**	1,534,944,016	1,534,944,016
Income (loss) per share	**(₱0.0011)**	₱0.0018	(₱0.2008)

There are no potential common stock issued during the years ended December 31, 2006, 2005 and 2004 that could have a dilutive effect on the income (loss) per share computation.

18. Related Party Disclosures

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱4.2 million in 2006, ₱5.1 million in 2005 and ₱3.0 million in 2004. Interest income related to receivables from shareholders amounted to ₱1.3 million in 2006, ₱4.4 million in 2005 and 2004. Interest expense related to advances from shareholders amounted to ₱3.0 million in 2006, 2005 and 2004. Interest expense related to loans from associates amounted to ₱3.5 million in 2006, ₱6.3 million in 2005 and ₱9.1 million in 2004. Interest expense related to loans from related parties amounted to ₱11.4 million in 2006, ₱28.3 million in 2005 and ₱2.5 million in 2004.

a. Amounts due from related parties are summarized as follows:

	Relationship	Advances to Related Companies 2006	2005	Accrued Interest Receivables 2006	2005
UPMC	Under common control	**₱27,669,463**	₱26,677,076	**₱29,256,449**	₱25,760,217
VIMC	Shareholder	**1,397,559**	24,179,106	**1,575,077**	18,176,672
Fil-Energy Corporation	Under common control	**4,753,762**	14,251,893	**16,166,435**	18,100,126
Ocean Composite Yacht, Inc. (OCYI)	Under common control	**4,500,000**	4,500,000	**2,955,344**	2,955,344
Pacific Rim Export Holdings, Corp. (Primex)	Under common control	**1,114,118**	1,114,118	**722,935**	722,935
Others		**1,031,278**	1,072,359	**–**	–
		40,466,180	71,794,552	**50,676,240**	65,715,295
Less allowance for doubtful accounts		**5,614,118**	5,614,118	**3,678,279**	3,678,279
		₱34,852,062	₱66,180,434	**₱46,997,961**	₱62,037,016

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

	Relationship	Long-term Debt 2006	2005	Advances from Related Companies 2006	2005
PentaCapital	Associate	**₱25,000,000**	₱25,000,000	**₱–**	₱–
Euronote Profits Ltd.	Under common control	**–**	–	**25,740,750**	218,085,589
APHC	Under common control	**–**	–	**6,619,275**	4,190,620
Alakor Corporation	Shareholder	**–**	–	**43,199**	43,199
National Bookstore, Inc.	Shareholder	**–**	–	**–**	32,221,956
Shareholders and others		**–**	–	**3,054,250**	3,054,250
		₱25,000,000	₱25,000,000	**₱35,457,474**	₱257,595,614

Loans and advances from related companies bear interest at 12% - 21% per annum.

The compensation of key management personnel of the Company follows:

	2006	2005
Short-term employee benefits	**₱5,109,053**	₱9,595,510
Post-employment benefits	**13,360,580**	10,859,550
	₱18,469,633	₱20,455,060

19. Share in Costs and Operating Expenses

	2006	2005	2004
Petroleum operations (see Note 2)	**₱85,735,453**	₱39,190,852	₱25,839,824
Personnel (see Note 21)	**3,397,434**	8,952,083	555,707
Outside services	**–**	3,316,407	–
Depletion and depreciation and amortization (see Note 8)	**578,056**	2,388,662	1,639,111
	₱89,710,943	₱53,848,004	₱28,034,642

20. General and Administrative Expenses

	2006	2005	2004
Personnel (see Note 21)	**₱9,792,786**	₱9,325,981	6,799,536
Outside services	**3,458,656**	2,824,104	478,840
Provision for doubtful accounts	**3,427,560**	–	–
Transportation and travel	**2,424,009**	1,171,731	310,324
Dues and subscriptions	**1,943,983**	1,758,587	1,566,132
Repairs and maintenance	**1,825,623**	190,711	340,675
Utilities	**1,819,837**	1,598,697	1,549,514
Depletion and depreciation and amortization (see Note 8)	**₱1,711,251**	₱2,032,491	₱1,874,957
Entertainment, amusement and recreation	**931,949**	829,091	60,072
Taxes and licenses	**823,608**	854,629	423,262
Supplies	**358,522**	1,020,562	122,264
Insurance	**212,916**	123,305	169,621
Advertising	**32,499**	43,225	57,480
Others	**1,112,366**	1,280,712	1,180,276
	₱29,875,565	₱23,053,826	₱14,932,953

21. Personnel Expenses

	2006	2005	2004
Salaries and wages	**₱10,066,479**	₱15,114,957	₱5,120,929
Employees' benefits (Note 22)	**2,785,384**	2,855,800	1,948,748
Social expenses	**338,357**	307,307	285,565
	₱13,190,220	₱18,278,064	₱7,355,242

22. Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees, which require contributions to be made to separately administered funds.

The following tables summarize the components of net pension expense recognized in the statements of income, the funded status and amounts recognized in the balance sheets for the plan.

Net pension expense

	2006	2005	2004
Current service cost	**₱651,026**	₱571,075	₱500,943
Interest cost on benefit obligation	**1,615,256**	1,809,839	1,541,962
Expected return on plan assets	**(882,961)**	(1,085,075)	(1,014,292)
Unrecognized plan assets due to ceiling	**–**	–	(272,945)
Net pension expense	**₱1,383,321**	₱1,295,839	₱755,668
Actual return on plan assets	**₱1,495,347**	₱1,244,357	₱1,014,292

Pension liability

	2006	2005
Defined benefit obligation	**₱28,129,500**	₱11,537,548
Fair value of plan assets	**13,532,362**	11,037,015
	14,597,138	500,533
Unrecognized actuarial gains (losses)	**(13,554,002)**	159,282
	₱1,043,136	₱659,815

Changes in the present value of the defined benefit obligation are as follows:

	2006	2005
Opening defined benefit obligation	₱11,537,548	₱12,927,419
Actuarial loss due to:		
Change in assumptions	12,124,848	–
Experience adjustments	2,200,822	–
Interest cost	1,615,256	1,809,839
Current service cost	651,026	571,075
Benefits paid	–	(3,770,785)
Closing defined benefit obligation	₱28,129,500	₱11,537,548

Actuarial loss due to experience adjustments in 2006 amounted to ₱2.2 million.

Changes in the fair value of plan assets are as follows:

	2006	2005
Opening fair value of assets	₱11,037,015	₱13,563,443
Actual contributions	1,000,000	–
Expected return	882,961	1,085,075
Actuarial gains	612,386	159,282
Benefits paid	–	(3,770,785)
Closing fair value of plan assets	₱13,532,362	₱11,037,015

The Company expects to contribute ₱1.6 million to its defined benefit pension plan in 2007.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	2005
Deposits in banks	–%	1%
Fixed income securities	98%	97%
Others	2%	2%
Total	100%	100%

The principal assumptions used in determining pension liability for the Company's plans as of January 1 are shown below:

	2006	2005
Discount rate	·14%	14%
Investment yield	8%	8%
Salary increase	10%	10%

As of December 31, 2006, the Company used a discount rate of 7%.

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

23. **Income Taxes**

The provision for income tax consists of:

	2006	2005	2004
MCIT	**₱1,302,294**	₱750,895	₱400,649
Final taxes on stock transactions	**1,290,270**	–	–
Final taxes on interest income	**53,521**	13,512	1,417
	₱2,646,085	₱764,407	₱402,066

A reconciliation of income tax expense applicable to income (loss) before income tax at the statutory income tax rate to the provision for income tax follows:

	2006	2005
Income tax at statutory rate	**(₱60,592,010)**	₱1,140,491
Add (deduct) tax effects of:		
Loss on disposal of EPHI shares (see Note 9)	**68,201,000**	–
Expired net operating loss carryover (NOLCO) and MCIT	**20,741,458**	11,373,820
Unrecognized deferred income tax assets	**(18,327,963)**	7,018,757
Equity in net earnings of associates	**(2,028,928)**	(12,441,743)
Dividend income not subject to income tax	**(6,825)**	(341)
Change in tax rate	–	(5,079,437)
Others	**(5,340,647)**	(1,247,140)
	₱2,646,085	₱764,407

Deferred income tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

	2006	2005
NOLCO	**₱20,603,167**	₱41,248,755
Provision for probable losses	**14,729,866**	14,729,866
Allowance for doubtful accounts	**4,451,985**	3,252,339
MCIT	**2,453,838**	1,247,414
Pension liability	**365,098**	453,543
	₱42,603,954	₱60,931,917

As of December 31, 2005, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

Year incurred	Expiry date	NOLCO	MCIT
2004	2007	₱26,107,225	₱400,649
2005	2008	32,758,966	750,895
2006	2009	–	1,302,294
		₱58,866,191	₱2,453,838

The movements in NOLCO and MCIT follow:

NOLCO	**2006**	2005
Beginning balance	**₱117,853,585**	₱119,132,925
Additions	**–**	32,758,966
Application	**(15,808,073)**	–
Expirations	**(43,179,321)**	(34,038,306)
Ending balance	**₱58,866,191**	₱117,853,585

MCIT	**2006**	2005
Beginning balance	**₱1,247,414**	₱807,890
Additions	**1,302,294**	750,895
Expiration	**(95,870)**	(311,371)
Ending balance	**₱2,453,838**	₱1,247,414

Republic Act (RA) No. 9337 was enacted into law effective November 1, 2005 amending various provisions in the existing 1997 National Internal Revenue Code of the Philippines (NIRCP). Among others, the reforms introduced by the said RA are as follows:

- Increase in the corporate income tax rate from 32% to 35%, with a reduction thereof to 30% beginning January 1, 2009;
- Expanded the scope of transactions subject to VAT which includes the sale of generated power, excluding those generated through renewable sources of energy;
- Grant of authority to the Philippine President to increase the 10% VAT rate to 12 %, effective January 1, 2006, subject to compliance with certain economic conditions;
- Revised invoicing and reporting requirements for VAT;
- Provided thresholds and limitation on the amount of VAT credits that can be claimed; and
- Increase in the percentage reduction of interest expense or deduction from 38% to 42% of interest income subjected to final tax, with a reduction thereof to 33% beginning January 1, 2009.

Due to the enactment of RA No. 9337, the effective statutory income tax rates as of December 31, 2006 and 2005 are at 35% and 32.5%, respectively. The deferred income tax assets as of December 31, 2006 were measured using the appropriate corporate income tax rates on the years these are expected to be reversed or settled.

On January 31, 2006, the Bureau of Internal Revenue issued Revenue Memorandum Circular No. 7-2006 increasing the VAT rate from 10% to 12% effective February 1, 2006.

RA No. 9361 was enacted into law effective December 13, 2006, amending Section 110B of the 1997 NIRCP and abolishing the limitation on the amount of VAT credits that can be claimed.

24. Financial Risk Management Objectives and Policies

The Company's principal financial instruments comprise of cash and cash equivalents, AFS investments, advances to and from related companies, loans payable and long-term debt. The main purpose of these financial instruments is to raise funds for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Company's financial instruments are liquidity risk, foreign currency risk, credit risk and interest rate risks. The BOD reviews and agrees policies for managing each of these risks and they are summarized below.

Liquidity Risk
The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of loans and advances from related companies.

Foreign Currency Risk
The Company has transactional currency exposures. Such exposure arises from petroleum operations denominated in US dollars.

The Company follows a policy to manage its currency risk by closely monitoring its cash flow position.

Credit Risk
The Company's principal credit risk is its dependence on one customer. In the event of any law or regulations or as a result of such law or regulation, the interest of the Company might be materially reduced, prejudiced or severely affected. The Company's maximum exposure to credit risk is equal to the carrying amount of the accounts with contract operator.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and advances to related parties, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Interest Rate Risk
The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's loans payable and long-term debt obligations with fixed interest rates.

The Company does not use interest rate swaps to hedge its fair value interest rate risk exposure.

25. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments as of December 31, 2006 and 2005 are as follows (in millions):

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**₱5.2**	**₱5.2**	₱8.7	₱8.7
Receivables	**78.6**	**78.6**	100.0	100.0
Advances to related companies	**34.9**	**34.9**	66.2	66.2
AFS investments	**128.1**	**128.1**	84.6	84.6
Financial liabilities:				
Trade and other payables	**31.0**	**31.0**	118.2	118.2
Loans payable and current portion of long term debt	**102.1**	**102.1**	113.2	113.2
Advances from related companies	**35.5**	**35.5**	257.6	257.6
Other financial liabilities	**6.7**	**6.7**	6.7	6.7

Fair Value of Financial Instruments

Fair value is defined as the amount at which the financial instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, receivables, advances to and from related companies, trade and other payables, loans payable and current portion of long-term debt and other financial liabilities
The carrying amount of cash and cash equivalents, receivables, advances to and from related companies, trade and other payables, loans payable and current portion of long-term debt and other financial liabilities approximate fair value due to the relatively short-term maturity of these financial instruments.

AFS investments
The fair values of the AFS investments are based on quoted market prices.

26. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities include:

a. Settlement of advances to related parties amounting ₱40.7 million in exchange for the Company's own shares in 2006.

b. Settlement of DBP loans and interest of ₱64.8 million and ₱17.8 million, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274.7 million and noncurrent marketable securities with a cost of ₱37.5 million in 2004;

c. Restructuring of interest on UCPB loans as principal of ₱11.2 million in 2004;

d. Payment of the PentaCapital Loan and interest in 2004 by a related party of ₱68.4 million and ₱1.2 million, respectively; and

e. Offsetting of accounts with related parties of ₱3.8 million in 2004.

UNAUDITED FINANCIAL STATEMENT

THIRD QUARTER 2007

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) September 30 2007	(Audited) December 31 2006
ASSETS		
Current Assets		
Cash	2,800,966	5,239,364
Receivables	86,940,372	78,609,623
Crude oil inventory	10,717,967	12,409,228
Advances to related companies - net	35,497,805	34,852,062
Other current assets	1,244,908	135,167
Total Current Assets	137,202,018	131,245,444
Noncurrent Assets		
Property and equipment - net	278,680,114	281,348,210
Investment Property	164,209	164,209
Investments - Associates	242,195,367	203,337,072
Available-for-sale Investments	86,538,602	128,141,879
Deferred oil exploration and development costs	806,707,198	807,168,493
Other noncurrent assets	883,846	1,047,715
Total Noncurrent Assets	1,415,169,336	1,421,207,578
TOTAL ASSETS	1,552,371,354	1,552,453,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	0	21,415,114
Trade and other payables	20,020,243	30,996,336
Current portion of long-term debt	71,724,515	80,724,515
Advances from related companies	34,828,781	35,457,474
Dividends payable	5,014,873	5,013,853
Subscriptions payable	2,069,037	1,652,742
Income tax payable		1,143,894
Total Current Liabilities	133,657,449	176,403,928
Noncurent Liabilities		
Pension liability	1,043,136	1,043,136
Total Noncurent Liabilities	1,043,136	1,043,136
Total Liabilities	134,700,585	177,447,064
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,527,694,220	1,527,632,861
Subscribed	7,249,797	7,311,155
Subscriptions receivable	(1,147,475)	(1,157,679)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(67,267,339)	(82,807,262)
Retained Earnings (Deficit)	(50,482,446)	(77,597,129)
Total Stockholders' Equity	1,417,670,769	1,375,005,958
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,552,371,354	1,552,453,022

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to Sept 30 2007	January 1 to Sept 30 2006	July 1 to Sept 30 2007	July 1 to Sept 30 2006
REVENUES				
Share in petroleum operations	122,418,649	102,388,304	38,009,706	35,421,071
Equity in net earnings of associates - net	6,269,763	1,928,250	2,514,787	(158,310)
Interest, dividends and other income	24,523,306	33,270,148	21,016,009	7,049,057
	153,211,718	137,586,702	61,540,502	42,311,818
COSTS AND EXPENSES				
Share in costs and operating	89,841,359	64,012,338	32,264,118	18,831,273
Interest and financing charges	11,804,299	14,653,518	4,087,997	6,554,293
General and administrative	23,013,892	19,811,690	6,796,687	8,764,271
Loss on sale of investment		215,193,905	0	107,596,953
	124,659,550	313,671,451	43,148,802	141,746,790
INCOME (LOSS) BEFORE INCOME TAX	28,552,168	(176,084,749)	18,391,700	(99,434,972)
PROVISION FOR INCOME TAX	1,437,485	26,804	1,437,485	26,804
NET INCOME (LOSS)	27,114,683	(176,111,553)	16,954,215	(99,461,776)

Earnings (loss) per share was computed as follows:

Net loss	27,114,683	(176,111,553)	16,954,215	(99,461,776)
Weighted average number of shares	153,494,401,600	153,494,401,600	153,494,401,600	153,494,401,600
Gain (loss) per share	0	(0)	0	(0)

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

	January 1 to Sept 30 2007	January 1 to Sept 30 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	27,114,683	(176,111,553)
Adjustments for:		
Depletion, depreciation and amortization	2,935,715	2,179,759
Equity in net losses (earnings) of associates - net	(6,269,763)	(1,928,250)
Operating loss before working capital changes	23,780,635	(175,860,044)
Decrease (increase) in:		
Receivables	(9,044,984)	(12,583,819)
Crude oil inventory	1,691,261	(4,165,112)
Other current assets	(1,109,741)	39,058
Increase in accounts payable and accrued expenses	(10,906,081)	(250,486,017)
Net cash from (used in) operating activities	4,411,090	(443,055,934)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	0	0
Reductions in (additions to):		
Property and equipment	(267,619)	16,780,563
Deferred oil exploration and development costs	461,295	(9,549,442)
Advances to affiliated companies - net	688,727	29,131,485
Investments	24,554,667	724,200,253
Other noncurrent assets	(2,298,964)	15,467,222
Subscriptions payable	416,295	0
Dividends payable	1,021	0
Share in affiliates' revaluation increment		(294,860,608)
Net cash from (used in) investing activities	23,555,422	481,169,473
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(30,415,114)	(3,253,146)
Acquisition of treasury stock		(40,712,557)
Sale of treasury stock		12,763,320
Proceeds from subscriptions receivable	10,205	954,809
Net cash from (used in) financing activities	(30,404,909)	(30,247,574)
NET INCREASE (DECREASE) IN CASH	(2,438,397)	7,865,965
CASH, BEGINNING	5,239,364	8,692,353
CASH, ENDING	2,800,967	16,558,317

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan-Sept 2007	Jan-Sept 2006
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,527,632,861	1,482,073,379
Issuances for the period	61,358	45,559,482
Adjustments		
Balance at end of third quarter	1,527,694,219	1,527,632,861
Subscribed		
Balance at the beginning of year	7,311,155	52,870,637
Issuances for the period	(61,358)	(45,559,481)
Adjustments		
Balance at end of third quarter	7,249,797	7,311,156
Subscriptions receivable		
Balance at the beginning of year	(1,157,679)	(2,112,899)
Collection of subscriptions receivable	10,204	955,220
Balance at end of third quarter	(1,147,475)	(1,157,679)
Treasury Stocks		
Balance at the beginning of the year	0	0
Acquisition of treasury stock	0	(40,712,557)
Sale of treasury stock	0	10,850,000
Balance at end of third quarter	0	(29,862,557)
Paid in capital from sale of treasury stock		
Balance at the beginning of the year	1,624,012	0
Premium (discount) from sale of treasury stock	0	1,913,320
Balance at end of third quarter	1,624,012	1,913,320
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	0	294,860,606
Adjustments	0	(294,860,606)
Balance at end of third quarter	0	0
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(82,807,262)	(129,737,028)
Adjustments	15,539,923	17,906,075
Balance at end of third quarter	(67,267,339)	(111,830,953)
Retained Earnings		
Balance at the beginning of year	(77,597,129)	98,168,985
Net income (loss) for the period	27,114,683	(176,111,553)
Balance at end of third quarter	(50,482,446)	(77,942,568)
Total Stockholders' Equity	1,417,670,768	1,316,063,580

Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared under the historical cost basis except for crude oil inventory which is valued at market and available-for-sale (AFS) investments which are measured at fair value. The financial statements are presented in Philippine peso which is the Company's functional and presentation currency.

Statement of Compliance

The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Adoption of New and Revised Accounting Standards

The accounting policies adopted are consistent with those of the previous financial years except for the adoption of the following new and amended PFRS:

- Amendments to Philippine Accounting Standard (PAS) 19, *Employee Benefits*;
- Amendments to PAS 21, *The Effects of Changes in Foreign Exchange Rates*;
- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement, (a) Amendment for financial guarantee contracts; (b) Amendment for hedges of forecast intragroup transactions; and (c) Amendment for the fair value option*; and
- PFRS 6, *Exploration for and Evaluation of Mineral Resources.*

Among the new and amended standards, only the amendments to PAS 19 and PFRS 6 have a significant impact on the Company's financial statements. Adoption of these new and revised standards and interpretation did not have any effect on the financial statements of the Company. They did, however, give rise to additional disclosures.

Amendments to PAS 19 requires additional disclosures on the financial statements to provide information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has no recognition nor measurement impact as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the statement of income.

PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation of assets without specifically considering the requirements of paragraphs 11 and 12 of PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors.* Thus, an entity adopting PFRS 6 may continue to use the accounting policies applied immediately before adopting the PFRS, including existing recognition and measurement practices. The accounting policies previously adopted by the Company are consistent with the provisions of PFRS 6.

The Company did not early adopt the following standards and Philippine Interpretations from the International Financial Reporting Interpretations Committee (IFRIC):

- PFRS 7, *Financial Instruments - Disclosures (effective for annual periods beginning on or after January 1, 2007).* PFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and the disclosure requirements in PAS 32, *Financial Instruments: Disclosure and Presentation.* It is applicable to all entities that report under PFRS;

- PFRS 8, *Operating Segments (effective for annual periods beginning on or after January 1, 2009).* PFRS 8 will replace PAS 14, *Segment Reporting,* and adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and companies will need to provide explanations and reconciliations of the differences;

- Amendments to PAS 1, *Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after January 1, 2007).* The amendment to PAS 1 require the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance;

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006).* This interpretation provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax;

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2 (effective for annual periods beginning on or after May 1, 2006).* This interpretation requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value;

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006).* This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows;

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006).* This interpretation provides that the frequency of financial reporting does affect the amount of impairment charge to be recognized in the annual financial reporting with respect to goodwill and AFS investments. It prohibits the reversal of

impairment losses on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date;

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Transactions (effective for annual periods beginning on or after March 1, 2007).* This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent company; and

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008).* This interpretation which covers contractual arrangements arising from entities providing public services.

Among the standards and interpretations that were not early adopted, only PFRS 7 and the amendments to PAS 1 have an impact in the Company's financial statements. The revised and additional disclosures provided by PFRS 7 and amendments to PAS 1 will be included in the Company's financial statements when these are adopted in 2007. The Company will assess the impact of Philippine Interpretation IFRIC 10 and Philippine Interpretation IFRIC 12 upon its adoption in 2007 and 2008, respectively.

Cash and Cash Equivalents

Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Financial Instruments

Following are the accounting policies on financial instruments effective January 1, 2005.

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized in the settlement date.

Financial instruments are recognized initially at fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs.
Financial assets under PAS 39 are classified as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS financial assets. The Company's financial assets are of the nature of loans and receivables and AFS financial assets. Also under PAS 39, financial liabilities are classified as FVPL or other financial liabilities. The Company's financial liabilities are of the nature of other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company determines the classification at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.

Loans and Receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if expected collection is within 12 months from the balance sheet date.

As of December 31, 2006, the Company's loans and receivables include receivables and advances to related parties.

AFS Financial Assets
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three categories of financial assets. AFS assets are carried at fair value in the balance sheet. These financial assets are classified as noncurrent assets unless the intention is to dispose such assets within 12 months from the balance sheet date. Changes in the fair value of such asset are accounted for in equity (see Note 10).

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in equity. The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments.

Other Financial Liabilities
Issued financial instruments or their components, which are not designated as liabilities at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in "Foreign exchange gains (losses)" in the statement of income.

This accounting policy applies primarily to the Company's debt and trade payables and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).

Interest-bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities

Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

4. the rights to receive cash flows from the asset have expired;

5. the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

6. the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Impairment of Financial Assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost

If there is objective evidence that an impairment loss on financial assets carried at amortized cost (e.g., receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Time value is generally not considered when the effect of discounting is not material. The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in the statement of income.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

AFS Financial Assets

If an AFS financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of income, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as AFS are not recognized in statement of income. Reversals of impairment losses on debt instruments are reversed through statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of income.

<u>Crude Oil Inventory</u>

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2006	2005
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.76**	13.76
EDSA Properties Holdings Inc. (EPHI)	–	5.08

The Company has significant influence over the financial and operating policies of Penta Holdings and EPHI, and are thus, deemed as the Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred

pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Nonfinancial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income unless the asset is carried at revalued amount, in which

case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses

and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a Lessor

Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each

balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income relating to items recognized directly in equity is recognized in the statement of changes in equity and not in the statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

THE PHILODRILL CORPORATION

MINUTES OF THE
ANNUAL MEETING OF STOCKHOLDERS

Held on 20 June 2007, 3:00 p.m.
at the Banahaw Ballroom, The Legend Villas
60 Pioneer Street, Mandaluyong City 1550

Number of Shares Issued and Outstanding	:	153,494,458,786
Shares represented in person and by proxies	:	82,865,986,865
Percentage of Attendance	:	53.98%

CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2007 Annual Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 13 April 2007 (the "Record Date").

For the purpose of providing proof that required notices for the Meeting were duly sent to stockholders, the Secretary has executed an Affidavit stating that in accordance with the Company's By-Laws, notices containing the date, time, place and agenda of the Meeting were sent at least one (1) month prior to the date of the Meeting (by mail on 28 May 2007 and by personal delivery on 18 and 28 May 2007, both through a messengerial company) to each stockholder as of Record Date at the address of such stockholder appearing in the corporate registry. Notices of the Meeting were also published in the 13 and 16 June 2007 issues of Manila Bulletin, a newspaper of general circulation, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Sworn Statement of the undersigned authorizing such publication by the Manila Bulletin are attached to the Secretary's Affidavit. The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that out of the Company's 153,494,458,786 issued and outstanding shares as of Record Date, there are present in person and/or represented by proxies 82,865,986,865 shares or 53.98% thereof. Thus, on the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Stockholders' Meeting held on 26 July 2006, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the materials for the Meeting and/or inserted in the 2006 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Stockholders' Meeting. There being none, a stockholder moved that the reading of the Minutes of the Annual Stockholders' Meeting held last 26 July 2006 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. The Executive Vice President, Mr. Francisco A. Navarro, presented the Exploration Report.

EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2006 Annual Report distributed to the stockholders.

Service Contract 14 Production

Mr. Navarro presented a summary of the production and revenue outputs of the Nido and Matinloc production blocks.

The Company took over operations of Nido and Matinloc in May 2004 and produced 124,239 barrels which gave the consortium net revenues of US$3.7 million, of which US$1.09 million went to the Company. In 2005, production jumped to 208,445 barrels which gave the consortium US$9.06 million, of which US$2.6 million went to the Company. In 2006, production declined to 181,401 barrels but, due to higher oil prices, revenues still increased to US$9.44 million, of which US$2.9 million went to the Company. The decline in production was mainly due to weather and vessel downtimes.

For 2007, the consortium started introducing production enhancing measures and forecasts a total production of 186,800 barrels. To date, from January-April 2007, the fields have produced 80,214 barrels which has given the consortium US$3.6 million in net revenues, of which US$1.15 million went to the Company. Mr. Navarro expressed confidence that the projected production for 2007 will be achieved by the end of the year.

Service Contract 14C2 (West Linapacan)

The proposed farm-out of the West Linapcan block to Framework Solutions did not prosper since the deal offered by Framework was not acceptable. The consortium is currently negotiating the farm-out of the block anew to Pitkin Petroleum, a Texas-based independent company, under terms similar to the Galoc farm-out which will involve the reactivation of the field and development of adjacent areas.

Service Contract 41 (Sulu Sea)

Tap Oil farmed-in to the block in June 2006 and was elected Operator. Subsequently, Salamander Energy joined the consortium in February 2007. A 600-sq. km. 3D survey over the block is now being undertaken and will be finished by the end of the month.

Service Contract 53 (Onshore Mindoro)

In 2006, Laxmi conducted geological and geophysical work, including remote sensing and geochemical survey. The results of these activities are currently being integrated into one report. Mr. Navarro noted that initial results have validated several prospects that the Company had mapped before.

SWAN Block

The DOE awarded two (2) new service contracts (SC 57 and SC 58) covering the SWAN block, over which the Company and its partners previously filed and maintained an earlier application. To preserve the Company's interests in the area, the Company is in discussion with PNOC-EC for possible participation in SC 57 and SC 58.

Service Contract 6A (Octon)

A Farm-In Agreement (FIA) over the block was executed with Vitol GPC Investments last March 2007 and is now pending approval with the DOE. Mr. Navarro noted that the Octon FIA is unique because it will involve two (2) independent work programs that will run simultaneously -- the Octon development program and the exploration of areas outside Octon.

Presently, Vitol is undertaking an appraisal/development study of the Octon field specifically focused in determining whether producing Octon on a stand-alone basis or integrating Octon with the adjacent Galoc field development would be more feasible. Concurrently, Vitol continues to do a technical review of the areas outside Octon.

Directing the stockholders to a map of the Octon field, Mr. Navarro noted three (3) possible development areas: (a) the area north of the mapped fault line, where Octon-1 and Octon-2 have confirmed the presence of oil; (b) the area south of the mapped fault line which, based on extrapolative interpretation, may have similar characteristics to the Octon-1 and Octon-2 area; and, (c) the eastern area, where Octon-3 was drilled. Outside Octon, Mr. Navarro highlighted the West Malajon and Barselisa prospects.

Service Contract 14 C1 (Galoc)

By way of background, Philippine Cities Service drilled Galoc-1 in 1981 which flowed 1,830 barrels of oil per day (bopd). Two (2) confirmatory wells were subsequently drilled but flowed at slightly lower rates. Another well, South Galoc-1A flowed both oil and gas. In 1988, an Extended Production Test (EPT) was conducted to obtain reservoir and flow data. 380,000 barrels of oil were produced during the EPT. Unfortunately, after the EPT, oil prices collapsed, costs started shooting up, and the project was abandoned.

Now, because of new drilling developments, Galoc Production Company (GPC) decided to go back and do a phased development of the area. Phase 1 involves drilling and producing from two (2) wells tied back subsea to a floating production, storage and offloading (FPSO) vessel. The two (2) wells will be drilled horizontally through the mapped channels of the Galoc field to maximize oil recovery. A schematic diagram and outline of the drilling program and facilities were then presented.

Based on the project timeline, GPC anticipates drilling to start by August 2007 with first oil expected by January 2008. Phase 1 is expected to yield 6.6 million to 9 million barrels of oil in 24 months. In addition, Mr. Navarro noted that there are upside potentials from areas adjacent to the Galoc field. Assuming an oil price of US$55/barrel and a production rate of 21,000 bopd, GPC estimates gross proceeds from the Galoc first development phase to reach US$364 million.

The Chairman noted that the Company recently acquired Phoenix Gas & Oil Exploration Co., Inc. (PGO). Mr. Navarro said that PGO owns participating interests in the following service contracts:

Service Contract 6A (Octon)	1.1000 %
Service Contract 6B	28.1250 %
Service Contract 14 (Tara)	22.5000 %
Service Contract 14B1 (North Matinloc)	15.2610 %
Service Contract 14C (Galoc)	0.6205 %
Service Contract 14C (West Linapacan)	2.4820 %

He noted that the potential earnings of the PGO interest in Galoc alone justified the acquisition price paid by the Company for PGO.

B. <u>FINANCIAL REPORT</u>

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance in 2006 compared to 2005, followed by a summary of the Company's interim operating results as of the end of May 2007. The details of the Company's audited financial statements are contained in the 2006 Annual Report which has been distributed to the stockholders.

Compared with the figures for year 2005, the financial highlights for the calendar year ended 31 December 2006 are as follows:

	(Pesos in Millions)	
	Dec. 31, 2006	Dec. 31, 2005
FOR THE YEAR		
Revenues from Petroleum Operations	147.0	78.7
Investment Income	5.8	38.3
Interest & Other Income	11.5	16.5
Net Income (Loss)	(175.8)	2.7
AS OF END OF YEAR		
Total Assets	1,552.4	2,293.0
Total Liabilities	177.4	496.9
Net Worth	1,375.0	1,796.1
Authorized Capital	1,550.0	1,550.0
Issued & Subscribed Capital	1,534.9	1,534.9

The 2006 and 2005 comparative income statements are as follows:

	(Pesos in Millions)	
	Dec. 31, 2006	Dec. 31, 2005
REVENUES		
Petroleum operations	147.0	78.7
Equity in net earnings of associates – net	5.8	38.3
Interest, dividends & other income	11.5	16.5
Total Revenues	164.3	133.5
COSTS AND EXPENSES		
Depletion & other production costs	89.7	53.8
Interest and financing charges	23.0	48.6
General & administrative	29.9	23.0
Provision for Probable Losses on Deferred Oil Exploration Costs	---	4.6
Loss on Disposal of Shares of Stock	194.9	---
	337.4	130.0
INCOME (LOSS) BEFORE TAX	(173.1)	3.5
PROVISION FOR INCOME TAX	2.6	0.8

NET INCOME (LOSS)	(175.8)	2.7

Revenues improved in 2006 compared to 2005 on account of the substantial increase in petroleum revenues due to better oil prices and more efficient crude production. However, equitized earnings from affiliates as well as interest, dividends and other income declined in 2006 since the Company had to stop equitizing earnings and reflecting dividends from EDSA Properties Holdings, Inc. (EPHI) after it sold its EPHI shareholdings in 2006.

Cost and expenses in 2006 show a substantial increase due to the P194.9 million loss sustained by the Company when it sold its shares in EPHI. Depletion and other production costs increased from P53.8 million in 2005 to P89.7 million in 2006 due to higher production expenses in 2006, particularly shipping and fuel costs. On the other hand, interest and financing charges substantially declined from P48.6 million in 2005 to P23 million in 2006 as the Company paid off a substantial part of its loans with the proceeds from the sale of EPHI shares.

In sum, the Company posted a net loss of P175.8 million in 2006 compared to a net income of P2.7 Million in 2005.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2006 and 2005 are as follows:

	(Pesos in Millions)	
	Dec. 31, 2006	Dec. 31, 2005
Current Assets	131.2	177.0
Investments – net	331.5	1,014.0
Property & Equipment – net	281.5	296.7
Deferred Oil Exploration & Development Costs – net	807.2	805.2
Other Non-current assets	1.0	0.1
Total Assets	1552.4	2,293.0
Liabilities	177.4	496.9
Stockholders' Equity	1,375.0	1,796.1
Total Liabilities & Stockholders Equity	1,552.4	2,293.0

Current Assets declined by about P46 million due to the collection of some receivables which the Company used to pay off a portion of its obligations. Investments fell to P331.5 million from P1.0 billion on account of the sale of the EPHI shares in 2006.

Current Liabilities show a substantial decline from P496.2 million in 2005 to P176.4 million in 2006 as the Company used the proceeds from the sale of EPHI shares and the collection of some receivables to pay off the bulk of its obligations. Stockholders' equity decreased in 2006 by about P420 million due to the net loss sustained by the Company in 2006 and the omission of the revaluation increment from EPHI shares which the Company previously recognized in its books.

The interim financial results of the Company as of the end of May 2007 were then presented to give an updated picture of the Company's operating results for the first five (5) months of 2007.

	Unaudited May 31, 2007
REVENUES	
Petroleum Operations	66.1
Equity in net earnings of associates – net	2.9
Interest, dividends & other income	3.0
Total Revenues	72.0
COSTS AND EXPENSES	
Depletion & other production costs	46.0
Interest and financing charges	6.3
General & administrative	14.1
Total Costs & Expenses	66.4
NET INCOME	5.6

For the first half of 2007, revenues stand at P72 million consisting of P66.1 million in petroleum revenues, P2.9 million in equitized earnings of affiliate and P3.0 million in interest and other income. On the expense side, depletion and other production costs stand at P46 million, interest and financing charges total P6.3 million, and general and administrative expenses amounted to P14.1 million. Thus, for the first 5 months of the year, the Company posted a net income of P5.6 million.

The balance sheet for the first 5 months of 2007 is as follows:

	May 31, 2007
Current Assets	136.9
Investments – net	332.7
Property & Equipment – net	280.1
Deferred oil exploration & development costs – net	805.2
Other noncurrent assets	1.0
TOTAL ASSETS	1,555.9
Liabilities	152.3

Stockholders' Equity	1,403.6
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	1,555.9

Two items in the balance sheet have moved from their comparative end-2006 figures --total assets slightly increased to P1,555.9 million and liabilities show a significant decrease from P177.4 million as of end-2006 to P152.3 as of end-May 2007. Mr. Nazarea noted that the Company will continue to pay down its obligations and until, hopefully, the Company will be debt-free by end-2008.

At this point, the Chairman opened the floor to any questions that the stockholders may have regarding the Management Report presented by Messrs. Navarro and Nazarea.

There being no questions, a stockholder moved for the approval of the following resolutions:

> "**RESOLVED**, That the Annual Report of the Company covering the calendar year ending 31 December 2006, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;
>
> "**RESOLVED FURTHER**, That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolutions approved.

APPOINTMENT OF EXTERNAL AUDITOR

The next item for consideration is the appointment of external auditor for the Company for the calendar year 2007. The Chairman inquired if there are nominees for appointment as external auditor of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Company for appointment as the Company's external auditor for the calendar year ending 31 December 2007. The nomination was duly seconded.

There being no other nominees, the nomination was, upon motion duly made and seconded, closed. The Chairman declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2007.

ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company and to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2008:

1. ALFREDO C. RAMOS
2. WALTER W. BROWN
3. ADRIAN S. RAMOS
4. PRESENTACION S. RAMOS
5. AUGUSTO B. SUNICO
6. FRANCISCO A. NAVARRO
7. NICASIO I. ALCANTARA
8. HONORIO A. POBLADOR III
9. CHRISTOPHER M. GOTANCO

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting.

A stockholder inquired how much the Company paid to acquire PGO. The Chairman replied that the Company paid P32 million to acquire 100% of PGO's outstanding capital stock.

The same stockholder, noting the resolution authorizing the Company to continue engaging in oil exploration, asked -- what is the main business of the Company? The Chairman replied that the Company's main business is still oil exploration. The Corporate Secretary added that Philodrill was incorporated in 1969 with the primary purpose of engaging in petroleum exploration. Sometime in 1995, the Company changed its primary purpose to that of a holding company and this was the time when the Company had investments in property development, financial services, mining and manufacturing, among others. Oil exploration then became one of the Company's secondary business purposes. Under the law, the Company cannot use its corporate funds in pursuit of any of its secondary purposes without the express approval of the stockholders. This is the reason why every year, a

resolution allowing the Company to continue engaging in any of its secondary purposes (particularly oil exploration) is submitted to and approved by, the stockholders.

A stockholder inquired on the Company's selling price of its EPHI shares, when the sale was made, and how many shares were sold.

Mr. Nazarea replied that the Company sold a total of 214 million EPHI shares between June-July 2006 at a transaction price of P1.00/share. The prevailing market price of EPHI at that time was only P0.75/share. Mr. Nazarea noted that while the transaction price was pegged at P1.00/share, the effective price to the Company is actually about P1.23/share because the buyer, Anglo Philippine Holdings, simultaneously condoned a significant amount of accrued interest charges on the advances it had previously made to the Company.

Mr. Nazarea then presented a breakdown of the components constituting the value of EPHI shares: (a) the cash value of the EPHI shares (net of dividends) is about P172 million or P0.80/share; (b) capitalized goodwill is about P103.6 million, or about P0.48/share; and, (c) equitized profits of about P161 million, or P0.75/share. The breakdown shows that the bulk of the loss reflected by the Company from the sale of the EPHI shares actually represents the capitalized goodwill and equitized earnings recognized by the Company over the years. In terms of the cash value of the investment in EPHI, the Company actually sold the EPHI shares at 50% higher than its cash basis.

The stockholder said that, 2 years ago, he had questioned the foreclosure of about 200 million EPHI shares by DBP at a price of P0.25/share. Mr. Nazarea pointed out that the 200 million EPHI shares foreclosed by DBP were used to settle a P80 million obligation of the Company, thus the foreclosure price is actually P0.40/share and not P0.25/share. He further noted that the foreclosure happened at a time when the Company was in a very difficult financial situation which compelled the Company to take drastic steps to pay down its outstanding obligations and get out of the financial bind.

The stockholder noted that there seemed to be a tendency to get rid of the EPHI shares and considering the present market value of EPHI, the Company could have made something like P1.2 billion such that it may not have to go into drilling anymore. Mr. Nazarea agreed that, on hindsight, the Company would have made a billion pesos if it had sold the EPHI shares now instead of one year ago. Unfortunately, he stressed that at the time the Company sold the EPHI shares, it was only doing at P0.75/share compared to almost P3.00 now and the PSE records will bear this out. He added that the Company even offered the Company's block of EPHI shares to other parties but could not get a decent price for the shares so the Company was constrained to sell it at P1.23/share which is still considerably higher than market at the time of the sale.

The Chairman stated that he even personally went to the Kuok group to offer the shares but the latter turned it down. The problem was really a matter of timing. Right now, the Philippines has a very strong market, the peso is unbelievably strong at P46:$1 and the entire economy is in an upswing. However, this was not the case one year ago -- the exchange rate was at P56 and the government was not only in deficit but also suffering from political crisis, impeachment and charter change issues. The situation today, looking back on hindsight, is very different. Management agrees that had it waited things could have been better today; unfortunately, at the time the Company sold the EPHI shares, it had no choice. In the case of DBP, the Company made representations with then DBP Chairman Simon Paterno at the time, but he refused then foreclosed the EPHI shares and sold it to SM.

The Company's independent director, Mr. H.A. Poblador III, added that he expressly requested the Board not to sell the EPHI shares right away because he believed that the Company may still get a better price. In fact, the Board believed the EPHI shares were worth more than the P1.23/share it received from the sale. However, the interest and loan obligations of the Company were piling up and there was no other source of revenues. So, Mr. Poblador said he asked for a month to try to negotiate a deal with the SM group. Unfortunately, SM could only offer market price or P0.75/share notwithstanding that the shares, in addition to the earlier shares it bought from DBP, could have already given them a board seat in EPHI. Apparently, SM knew that Philodrill was in trouble and may be persuaded to receive market price for the shares. In short, SM was not willing to pay a premium. Unfortunately, the Company had to meet its interest and loan obligations or face foreclosure again. Thus, the decision to sell the EPHI shares was a decision based on a lot of effort to try to get a better value which the Company eventually did because it actually received P1.23/share which was the only offered price higher than market at the time. Taking all considerations into account, Mr. Poblador said that he believes the Company got a fair and reasonable, even good, deal for the EPHI shares.

The Chairman said that the Board and Management take note of the stockholders' comments and appreciate all of them. He stressed that the Board and Management's task at the time it sold the EPHI shares was to ensure that the Company survives and that was the only way it could at the time. Nevertheless, he expressed confidence that the next years will show that the Board and Management's decision will be vindicated because it allowed the Company to survive and, hopefully, participate in the coming oil production which will finally bring in much-needed revenues to the Company.

There being no further questions and matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 4:35 p.m.

Certified Correct: Attest:

(SGD) ADRIAN S. ARIAS
Secretary of the Meeting

(SGD) ALFREDO C. RAMOS
Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES)
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this ____ day of ______ 2007 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

Name	Community Tax Cert. No.	Date/Place Issued
ALFREDO C. RAMOS	10428061	01/02/07 – Manila
ADRIAN S. ARIAS	05823929	01/04/07 - Mandaluyong

Doc. No. ____;
Page No. ____;
Book No.____;
Series of 2007.

THE PHILODRILL CORPORATION

MINUTES
OF THE
ANNUAL MEETING OF STOCKHOLDERS

Held on 20 June 2007, 3:00 p.m.
at the Banahaw Ballroom, The Legend Villas
60 Pioneer Street, Mandaluyong City 1550

Number of Shares Issued and Outstanding	:	153,494,458,786
Shares represented in person and by proxies	:	82,865,986,865
Percentage of Attendance	:	53.98%

CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2007 Annual Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 13 April 2007 (the "Record Date").

For the purpose of providing proof that required notices for the Meeting were duly sent to stockholders, the Secretary has executed an Affidavit stating that in accordance with the Company's By-Laws, notices containing the date, time, place and agenda of the Meeting were sent at least one (1) month prior to the date of the Meeting (by mail on 28 May 2007 and by personal delivery on 18 and 28 May 2007, both through a messengerial company) to each stockholder as of Record Date at the address of such stockholder appearing in the corporate registry. Notices of the Meeting were also published in the 13 and 16 June 2007 issues of Manila Bulletin, a newspaper of general circulation, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Sworn Statement of the undersigned authorizing such publication by the Manila Bulletin are attached to the Secretary's Affidavit. The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that out of the Company's 153,494,458,786 issued and outstanding shares as of Record Date, there are present in person and/or represented by proxies 82,865,986,865 shares or 53.98% thereof. Thus, on the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Stockholders' Meeting held on 26 July 2006, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the materials for the Meeting and/or inserted in the 2006 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Stockholders' Meeting. There being none, a stockholder moved that the reading of the Minutes of the Annual Stockholders' Meeting held last 26 July 2006 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. The Executive Vice President, Mr. Francisco A. Navarro, presented the Exploration Report.

EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2006 Annual Report distributed to the stockholders.

Service Contract 14 Production

Mr. Navarro presented a summary of the production and revenue outputs of the Nido and Matinloc production blocks.

The Company took over operations of Nido and Matinloc in May 2004 and produced 124,239 barrels which gave the consortium net revenues of US$3.7 million, of which US$1.09 million went to the Company. In 2005, production jumped to 208,445 barrels which gave the consortium US$9.06 million, of which US$2.6 million went to the Company. In 2006, production declined to 181,401 barrels but, due to higher oil prices, revenues still increased to US$9.44 million, of which US$2.9 million went to the Company. The decline in production was mainly due to weather and vessel downtimes.

For 2007, the consortium started introducing production enhancing measures and forecasts a total production of 186,800 barrels. To date, from January-April 2007, the fields have produced 80,214 barrels which has given the consortium US$3.6 million in net revenues, of which US$1.15 million went to the Company. Mr. Navarro expressed confidence that the projected production for 2007 will be achieved by the end of the year.

Service Contract 14C2 (West Linapacan)

The proposed farm-out of the West Linapcan block to Framework Solutions did not prosper since the deal offered by Framework was not acceptable. The consortium is currently negotiating the farm-out of the block anew to Pitkin Petroleum, a Texas-based independent company, under terms similar to the Galoc farm-out which will involve the reactivation of the field and development of adjacent areas.

Service Contract 41 (Sulu Sea)

Tap Oil farmed-in to the block in June 2006 and was elected Operator. Subsequently, Salamander Energy joined the consortium in February 2007. A 600-sq. km. 3D survey over the block is now being undertaken and will be finished by the end of the month.

Service Contract 53 (Onshore Mindoro)

In 2006, Laxmi conducted geological and geophysical work, including remote sensing and geochemical survey. The results of these activities are currently being integrated into one report. Mr. Navarro noted that initial results have validated several prospects that the Company had mapped before.

SWAN Block

The DOE awarded two (2) new service contracts (SC 57 and SC 58) covering the SWAN block, over which the Company and its partners previously filed and maintained an earlier application. To preserve the Company's interests in the area, the Company is in discussion with PNOC-EC for possible participation in SC 57 and SC 58.

Service Contract 6A (Octon)

A Farm-In Agreement (FIA) over the block was executed with Vitol GPC Investments last March 2007 and is now pending approval with the DOE. Mr. Navarro noted that the Octon FIA is unique because it will involve two (2) independent work programs that will run simultaneously -- the Octon development program and the exploration of areas outside Octon.

Presently, Vitol is undertaking an appraisal/development study of the Octon field specifically focused in determining whether producing Octon on a stand-alone basis or integrating Octon with the adjacent Galoc field development would be more feasible. Concurrently, Vitol continues to do a technical review of the areas outside Octon.

Directing the stockholders to a map of the Octon field, Mr. Navarro noted three (3) possible development areas: (a) the area north of the mapped fault line, where Octon-1 and Octon-2 have confirmed the presence of oil; (b) the area south of the mapped fault line which, based on extrapolative interpretation, may have similar characteristics to the Octon-1 and Octon-2 area; and, (c) the eastern area, where Octon-3 was drilled. Outside Octon, Mr. Navarro highlighted the West Malajon and Barselisa prospects.

Service Contract 14 C1 (Galoc)

By way of background, Philippine Cities Service drilled Galoc-1 in 1981 which flowed 1,830 barrels of oil per day (bopd). Two (2) confirmatory wells were subsequently drilled but flowed at slightly lower rates. Another well, South Galoc-1A flowed both oil and gas. In 1988, an Extended Production Test (EPT) was conducted to obtain reservoir and flow data. 380,000 barrels of oil were produced during the EPT. Unfortunately, after the EPT, oil prices collapsed, costs started shooting up, and the project was abandoned.

Now, because of new drilling developments, Galoc Production Company (GPC) decided to go back and do a phased development of the area. Phase 1 involves drilling and producing from two (2) wells tied back subsea to a floating production, storage and offloading (FPSO) vessel. The two (2) wells will be drilled horizontally through the mapped channels of the Galoc field to maximize oil recovery. A schematic diagram and outline of the drilling program and facilities were then presented.

Based on the project timeline, GPC anticipates drilling to start by August 2007 with first oil expected by January 2008. Phase 1 is expected to yield 6.6 million to 9 million barrels of oil in 24 months. In addition, Mr. Navarro noted that there are upside potentials from areas adjacent to the Galoc field. Assuming an oil price of US$55/barrel and a production rate of 21,000 bopd, GPC estimates gross proceeds from the Galoc first development phase to reach US$364 million.

The Chairman noted that the Company recently acquired Phoenix Gas & Oil Exploration Co., Inc. (PGO). Mr. Navarro said that PGO owns participating interests in the following service contracts:

Service Contract 6A (Octon)	1.1000 %
Service Contract 6B	28.1250 %
Service Contract 14 (Tara)	22.5000 %
Service Contract 14B1 (North Matinloc)	15.2610 %
Service Contract 14C (Galoc)	0.6205 %
Service Contract 14C (West Linapacan)	2.4820 %

He noted that the potential earnings of the PGO interest in Galoc alone justified the acquisition price paid by the Company for PGO.

B. FINANCIAL REPORT

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance in 2006 compared to 2005, followed by a summary of the Company's interim operating results as of the end of May 2007. The details of the Company's audited financial statements are contained in the 2006 Annual Report which has been distributed to the stockholders.

Compared with the figures for year 2005, the financial highlights for the calendar year ended 31 December 2006 are as follows:

	(Pesos in Millions)	
	Dec. 31, 2006	Dec. 31, 2005
FOR THE YEAR		
Revenues from Petroleum Operations	147.0	78.7
Investment Income	5.8	38.3
Interest & Other Income	11.5	16.5
Net Income (Loss)	(175.8)	2.7
AS OF END OF YEAR		
Total Assets	1,552.4	2,293.0
Total Liabilities	177.4	496.9
Net Worth	1,375.0	1,796.1
Authorized Capital	1,550.0	1,550.0
Issued & Subscribed Capital	1,534.9	1,534.9

The 2006 and 2005 comparative income statements are as follows:

	(Pesos in Millions)	
	Dec. 31, 2006	Dec. 31, 2005
REVENUES		
Petroleum operations	147.0	78.7
Equity in net earnings of associates – net	5.8	38.3
Interest, dividends & other income	11.5	16.5
Total Revenues	164.3	133.5
COSTS AND EXPENSES		
Depletion & other production costs	89.7	53.8
Interest and financing charges	23.0	48.6
General & administrative	29.9	23.0
Provision for Probable Losses on Deferred Oil Exploration Costs	---	4.6
Loss on Disposal of Shares of Stock	194.9	---
	337.4	130.0
INCOME (LOSS) BEFORE TAX	(173.1)	3.5
PROVISION FOR INCOME TAX	2.6	0.8
NET INCOME (LOSS)	(175.8)	2.7

Revenues improved in 2006 compared to 2005 on account of the substantial increase in petroleum revenues due to better oil prices and more efficient crude production. However, equitized earnings from affiliates as well as interest, dividends and other income declined in 2006 since the Company had to stop equitizing earnings and

reflecting dividends from EDSA Properties Holdings, Inc. (EPHI) after it sold its EPHI shareholdings in 2006.

Cost and expenses in 2006 show a substantial increase due to the P194.9 million loss sustained by the Company when it sold its shares in EPHI. Depletion and other production costs increased from P53.8 million in 2005 to P89.7 million in 2006 due to higher production expenses in 2006, particularly shipping and fuel costs. On the other hand, interest and financing charges substantially declined from P48.6 million in 2005 to P23 million in 2006 as the Company paid off a substantial part of its loans with the proceeds from the sale of EPHI shares.

In sum, the Company posted a net loss of P175.8 million in 2006 compared to a net income of P2.7 Million in 2005.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2006 and 2005 are as follows:

	(Pesos in Millions)	
	Dec. 31, 2006	Dec. 31, 2005
Current Assets	131.2	177.0
Investments – net	331.5	1,014.0
Property & Equipment – net	281.5	296.7
Deferred Oil Exploration & Development Costs – net	807.2	805.2
Other Non-current assets	1.0	0.1
Total Assets	1552.4	2,293.0
Liabilities	177.4	496.9
Stockholders' Equity	1,375.0	1,796.1
Total Liabilities & Stockholders Equity	1,552.4	2,293.0

Current Assets declined by about P46 million due to the collection of some receivables which the Company used to pay off a portion of its obligations. Investments fell to P331.5 million from P1.0 billion on account of the sale of the EPHI shares in 2006.

Current Liabilities show a substantial decline from P496.2 million in 2005 to P176.4 million in 2006 as the Company used the proceeds from the sale of EPHI shares and the collection of some receivables to pay off the bulk of its obligations. Stockholders' equity decreased in 2006 by about P420 million due to the net loss sustained by the Company in 2006 and the omission of the revaluation increment from EPHI shares which the Company previously recognized in its books.

The interim financial results of the Company as of the end of May 2007 were then presented to give an updated picture of the Company's operating results for the first five (5) months of 2007.

	Unaudited May 31, 2007
REVENUES	
Petroleum Operations	66.1
Equity in net earnings of associates – net	2.9
Interest, dividends & other income	3.0
Total Revenues	72.0
COSTS AND EXPENSES	
Depletion & other production costs	46.0

Interest and financing charges	6.3
General & administrative	14.1
Total Costs & Expenses	66.4
NET INCOME	5.6

For the first half of 2007, revenues stand at P72 million consisting of P66.1 million in petroleum revenues, P2.9 million in equitized earnings of affiliate and P3.0 million in interest and other income. On the expense side, depletion and other production costs stand at P46 million, interest and financing charges total P6.3 million, and general and administrative expenses amounted to P14.1 million. Thus, for the first 5 months of the year, the Company posted a net income of P5.6 million.

The balance sheet for the first 5 months of 2007 is as follows:

	May 31, 2007
Current Assets	136.9
Investments – net	332.7
Property & Equipment – net	280.1
Deferred oil exploration & development costs – net	805.2
Other noncurrent assets	1.0
TOTAL ASSETS	1,555.9
Liabilities	152.3
Stockholders' Equity	1,403.6
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	1,555.9

Two items in the balance sheet have moved from their comparative end-2006 figures -- total assets slightly increased to P1,555.9 million and liabilities show a significant decrease from P177.4 million as of end-2006 to P152.3 as of end-May 2007. Mr. Nazarea noted that the Company will continue to pay down its obligations and until, hopefully, the Company will be debt-free by end-2008.

At this point, the Chairman opened the floor to any questions that the stockholders may have regarding the Management Report presented by Messrs. Navarro and Nazarea.

There being no questions, a stockholder moved for the approval of the following resolutions:

> "**RESOLVED**, That the Annual Report of the Company covering the calendar year ending 31 December 2006, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;
>
> "**RESOLVED FURTHER**, That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolutions approved.

APPOINTMENT OF EXTERNAL AUDITOR

The next item for consideration is the appointment of external auditor for the Company for the calendar year 2007. The Chairman inquired if there are nominees for appointment as external auditor of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Company for appointment as the Company's external auditor for the calendar year ending 31 December 2007. The nomination was duly seconded.

There being no other nominees, the nomination was, upon motion duly made and seconded, closed. The Chairman declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2007.

ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company and to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2008:

1. ALFREDO C. RAMOS
2. WALTER W. BROWN
3. ADRIAN S. RAMOS
4. PRESENTACION S. RAMOS
5. AUGUSTO B. SUNICO
6. FRANCISCO A. NAVARRO
7. NICASIO I. ALCANTARA
8. HONORIO A. POBLADOR III
9. CHRISTOPHER M. GOTANCO

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting.

A stockholder inquired how much the Company paid to acquire PGO. The Chairman replied that the Company paid P32 million to acquire 100% of PGO's outstanding capital stock.

The same stockholder, noting the resolution authorizing the Company to continue engaging in oil exploration, asked -- what is the main business of the Company? The Chairman replied that the Company's main business is still oil exploration. The Corporate Secretary added that Philodrill was incorporated in 1969 with the primary

purpose of engaging in petroleum exploration. Sometime in 1995, the Company changed its primary purpose to that of a holding company and this was the time when the Company had investments in property development, financial services, mining and manufacturing, among others. Oil exploration then became one of the Company's secondary business purposes. Under the law, the Company cannot use its corporate funds in pursuit of any of its secondary purposes without the express approval of the stockholders. This is the reason why every year, a resolution allowing the Company to continue engaging in any of its secondary purposes (particularly oil exploration) is submitted to and approved by, the stockholders.

A stockholder inquired on the Company's selling price of its EPHI shares, when the sale was made, and how many shares were sold.

Mr. Nazarea replied that the Company sold a total of 214 million EPHI shares between June-July 2006 at a transaction price of P1.00/share. The prevailing market price of EPHI at that time was only P0.75/share. Mr. Nazarea noted that while the transaction price was pegged at P1.00/share, the effective price to the Company is actually about P1.23/share because the buyer, Anglo Philippine Holdings, simultaneously condoned a significant amount of accrued interest charges on the advances it had previously made to the Company.

Mr. Nazarea then presented a breakdown of the components constituting the value of EPHI shares: (a) the cash value of the EPHI shares (net of dividends) is about P172 million or P0.80/share; (b) capitalized goodwill is about P103.6 million, or about P0.48/share; and, (c) equitized profits of about P161 million, or P0.75/share. The breakdown shows that the bulk of the loss reflected by the Company from the sale of the EPHI shares actually represents the capitalized goodwill and equitized earnings recognized by the Company over the years. In terms of the cash value of the investment in EPHI, the Company actually sold the EPHI shares at 50% higher than its cash basis.

The stockholder said that, 2 years ago, he had questioned the foreclosure of about 200 million EPHI shares by DBP at a price of P0.25/share. Mr. Nazarea pointed out that the 200 million EPHI shares foreclosed by DBP were used to settle a P80 million obligation of the Company, thus the foreclosure price is actually P0.40/share and not P0.25/share. He further noted that the foreclosure happened at a time when the Company was in a very difficult financial situation which compelled the Company to take drastic steps to pay down its outstanding obligations and get out of the financial bind.

The stockholder noted that there seemed to be a tendency to get rid of the EPHI shares and considering the present market value of EPHI, the Company could have made something like P1.2 billion such that it may not have to go into drilling anymore. Mr. Nazarea agreed that, on hindsight, the Company would have made a billion pesos if it had sold the EPHI shares now instead of one year ago. Unfortunately, he stressed that at the time the Company sold the EPHI shares, it was only doing at P0.75/share compared to almost P3.00 now and the PSE records will bear this out. He added that the Company even offered the Company's block of EPHI shares to other parties but could not get a decent price for the shares so the Company was constrained to sell it at P1.23/share which is still considerably higher than market at the time of the sale.

The Chairman stated that he even personally went to the Kuok group to offer the shares but the latter turned it down. The problem was really a matter of timing. Right now, the Philippines has a very strong market, the peso is unbelievably strong at P46:$1 and the entire economy is in an upswing. However, this was not the case one year ago -- the exchange rate was at P56 and the government was not only in deficit but also suffering from political crisis, impeachment and charter change issues. The situation today, looking back on hindsight, is very different. Management agrees that had it waited things could have been better today; unfortunately, at the time the Company sold the EPHI shares, it had no choice. In the case of DBP, the Company made representations with then DBP Chairman Simon Paterno at the time, but he refused then foreclosed the EPHI shares and sold it to SM.

The Company's independent director, Mr. H.A. Poblador III, added that he expressly requested the Board not to sell the EPHI shares right away because he believed that the Company may still get a better price. In fact, the Board believed the EPHI shares were worth more than the P1.23/share it received from the sale. However, the interest and loan obligations of the Company were piling up and there was no other source of revenues. So, Mr. Poblador said he asked for a month to try to negotiate a deal with the SM group. Unfortunately, SM could only offer market price or P0.75/share notwithstanding that the shares, in addition to the earlier shares it bought from DBP, could have already given them a board seat in EPHI. Apparently, SM knew that Philodrill was in trouble and may be persuaded to receive market price for the shares. In short, SM was not willing to pay a premium. Unfortunately, the Company had to meet its interest and loan obligations or face foreclosure again. Thus, the decision to sell the EPHI shares was a decision based on a lot of effort to try to get a better value which the Company eventually did because it actually received P1.23/share which was the only offered price higher than market at the time. Taking all considerations into account, Mr. Poblador said that he believes the Company got a fair and reasonable, even good, deal for the EPHI shares.

The Chairman said that the Board and Management take note of the stockholders' comments and appreciate all of them. He stressed that the Board and Management's task at the time it sold the EPHI shares was to ensure that the Company survives and that was the only way it could at the time. Nevertheless, he expressed confidence that the next years will show that the Board and Management's decision will be vindicated because it allowed the Company to survive and, hopefully, participate in the coming oil production which will finally bring in much-needed revenues to the Company.

There being no further questions and matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 4:35 p.m.

Certified Correct:

ADRIAN S. ARIAS
Secretary of the Meeting

Attest:

ALFREDO C. RAMOS
Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES)
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this 10 day of DEC 2007 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

Name	Community Tax Certificate No.	Date/Place Issued
ALFREDO C. RAMOS	10428061	01/02/07 – Manila
ADRIAN S. ARIAS	05823929	01/04/07-Mandaluyong

Doc. No. 79;
Page No. 19;
Book No. III;
Series of 2007.

CARMEN-ROSE A. BASALLO-ESTAMPADOR
Notary Public for Mandaluyong City
Commission No. 269 Until 31 Dec 2007
Roll of Attorneys No. 50308
PTR No. 1195843/1/11/07/ Mandaluyong City
IBP No. 700950/1/05/07 PPLM
9/F Quad Alpha Centrum, 125 Pioneer St.
Mandaluyong City

THE PHILODRILL CORPORATION

MINUTES OF THE
SPECIAL MEETING OF STOCKHOLDERS

Held on 16 January 2008, 3:00 p.m.
at the Banahaw Ballroom, The Legend Villas
60 Pioneer Street, Mandaluyong City 1550

Number of Shares Issued and Outstanding	:	153,495,044,287
Shares represented in person and by proxies	:	105,972,376,405
Percentage of Attendance	:	69.04%

CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2008 Special Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 14 November 2007 (the "Record Date").

For the purpose of providing proof that required notices for the Meeting were duly sent to stockholders, the Secretary has executed an Affidavit stating that in accordance with the Company's By-Laws, notices containing the date, time, place and agenda of the Meeting were sent at least one (1) month prior to the date of the Meeting (by mail on 14 December 2007 and by personal delivery on 10 December 2007, both through a messengerial company) to each stockholder as of Record Date at the address of such stockholder appearing in the corporate registry. Notices of the Meeting were also published in the January 9 and 12, 2008 issues of Manila Bulletin, a newspaper of general circulation, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Sworn Statement of the undersigned authorizing such publication by the Manila Bulletin are attached to the Secretary's Affidavit. The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting. The Secretary replied that out of the Company's 153,495,044,287 issued and outstanding shares as of Record Date, there are present in person and/or represented by proxies 105,972,376,405 shares or 69.04% thereof. Thus, on the basis of the registered

attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Stockholders' Meeting held on 20 June 2007, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the materials for the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Stockholders' Meeting. There being none, a stockholder moved that the reading of the Minutes be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

REPORT OF THE BOARD OF DIRECTORS

The next item in the Agenda is the Report of the Board of Directors. The Executive Vice President, Mr. Francisco A. Navarro, presented the Exploration Report.

EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2006 Annual Report distributed to the stockholders.

Service Contract 14 (Nido and Matinloc Production Blocks)

The combined oil production from the Nido and Matinloc Fields totaled 184,248 barrels in 2007, and the consortium completed a total of fifteen (15) shipments from the two fields in 2007 to Pilipinas Shell Petroleum Corporation (Shell).

2007 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	2007 Total	*2006 Total*
January	0	7,868	**7,868**	*18,427*
February	12,288	8,774	**21,062**	*18,217*
March	12,494	7,565	**20,059**	*15,960*
April	11,980	7,536	**19.516**	*0*
May	1,152	10,764	**11,916**	*5,072*
June	11,843	7,121	**18,964**	*23,194*
July	12,542	6,272	**18,814**	*19,309*
August	0	4,192	**4,192**	*17,874*

September	12,678	5,990	**18,668**	*5,757*
October	12,612	5,290	**17,902**	*19,690*
November	0	4,458	**4,458**	*19,451*
December	12,536	8,293	**20,829**	*18,450*
Total	**100,125**	**84,123**	**184,248**	***181,401***

To enhance production, a new 3-phase pump unit for the Nido B wells has been fabricated, shipped and installed at the field in September 2007 and will be commissioned by early 2008. As part of safety measures, the new fire deluge system for the Matinloc Platform was completed in December 2007 and is now operational in manual mode. Fabrication of the control panel to fully automate the system is ongoing.

The SC 14 consortium has approved the implementation of a comprehensive program for environment and operations monitoring and facilities maintenance and repair, including: (a) the commissioning of an independent team to study, review and conduct surveys on pollution and marine wildlife in the area; and, (b) facilities inspection and assessment to look at the integrity of the existing subsea and topside production facilities.

Service Contract 6 (Cadlao)

Towards the end of 2007, Blade Petroleum and Venturoil have expressed interest to reactivate the Cadlao Field and include the Cadlao area among several petroleum blocks in the NW Palawan shelf that they are considering farming-in to.

Service Contract 6A (Octon)

The farm-in of Vitol GPC to the SC 6A block was finally approved by the DOE in September 2007. Vitol GPC contracted P. T. Horizon to collect and build up the SC 6A database which will become the technical basis for all forward activities on the block. Towards the end of 2007, Vitol GPC formed a team of geoscientists and engineers to evaluate the prospectivity of the Octon area in conjunction with the Galoc Field, which will entail detailed interpretation of a critical sector of the 3D seismic data over the SC 6A and SC 14 areas. As such, Vitol GPC has requested and is awaiting delivery of the complete, seamless 3D seismic 32-bit data set in order to proceed with the joint field evaluation project.

Service Contract 6B (Bonita)

Blade Petroleum and Venturoil have submitted a letter of intent expressing interest on the Bonita Block and the consortium agreed to grant Blade/Venturoil a 3-month exclusivity period from 01 September 2007 within which to undertake due diligence and technical studies on the block with a view to preparing a farm-in proposal.

Service Contract 14 (Exploration Blocks)

Blade Petroleum and Venturoil have submitted a letter of intent expressing interest in the Tara, Libro, North Matinloc and Block D-Retention blocks of SC 14, with an option to farm-in.

Service Contract 14 C-1 (Galoc)

GPC spudded the Galoc-3 well on 07 October 2007, drilled through the 17 ½-inch section of the well to a depth of 1,048 meters, set the 30-inch and 13 3/8-inch casings, and then latched the wellhead.

After moving the drilling rig to Galoc-4 location, GPC spudded the Galoc-4 well on 14 October 2007. After drilling the "pilot hole" and undertaking appraisal activities therein, Galoc-4 was drilled to its final measured depth of 4,400 meters on 04 December 4, 2007. Subsequently, the 5.5 inch pre-drilled liner was set and the well temporarily suspended.

Work on the Galoc-3 production well re-commenced on 09 December 2007 with the installation of the blowout preventer stack on the marine riser. A major operational difficulty forced GPC to abandon the original Galoc-3 hole on 17 December 2007 and spud the Galoc-3 Sidetrack 1 (Galoc-3 ST1) hole on 19 December 2007. Galoc-3ST1 reached its final measured depth of 4,185 meters on 05 January 2008. Preparations for putting both wells into production are now ongoing.

Galoc's initial estimated recoverable reserves of 10 million is likely to improve based on the reservoir and other data obtained from the pilot hole appraisal.

Service Contract 14 C-2 (West Linapacan)

A full set of the final farm-in documents from Pitkin Petroleum has been circulated for execution and signing by the partners.

Service Contract No. 41 (Sulu Sea)

Processing of the newly acquired seismic data over the block continues in Singapore. Tap Oil has announced the acceleration of the drilling schedule to April 2008 in view of the sudden availability of a suitable drilling rig in the area. Tap Oil plans to drill 2 wells back to back. Philodrill will be carried free in the first well but will pay its share in the costs of drilling the second well.

Service Contract No. 53 (Onshore Mindoro)

The farm-in offer of Pitkin Petroleum, involving the assumption of Laxmi's 70% interest and operatorship of the block in exchange for funding 100% of a 2D seismic program worth at least

USD1.5 MM, has been accepted by Laxmi and the Filipino partners and the corresponding farm-in agreement is now pending approval by the DOE.

B. FINANCIAL REPORT

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's unaudited financial performance in 2007 compared to 2006.

Compared with the figures for year 2006, the financial highlights for the calendar year ended 31 December 2007 are as follows:

(Pesos in Millions)	Audited Dec. 31, 2006	Unaudited Dec. 31, 2007
FOR THE YEAR		
Revenues from Petroleum Operations	147.0	168.4
Investment Income	5.8	8.3
Interest & Other Income	11.5	24.6
Net Income (Loss)	(175.8)	31.8
AS OF END OF YEAR		
Total Assets	1,552.5	1552.4
Total Liabilities	177.4	134.7
Net Worth	1,375.0	1,417.7
Authorized Capital	1,550.0	1,550.0
Issued & Subscribed Capital	1,534.9	1,534.9

The 2006 and 2007 comparative income statements are as follows:

(Pesos in Millions)	Audited Dec. 31, 2006	Unaudited Dec. 31, 2007
REVENUES		
Petroleum operations	147.0	168.4
Equity in net earnings of associates – net	5.8	8.3
Interest, dividends & other income	11.5	24.6
Total Revenues	164.3	201.3
COSTS AND EXPENSES		
Depletion & other production costs	89.7	121.9
Interest and financing charges	23.0	15.5
General & administrative	29.9	31.0
Loss on Disposal of Shares of Stock	194.9	---

	(337.5)	(168.4)
INCOME (LOSS) BEFORE TAX	(173.2)	32.9
PROVISION FOR INCOME TAX	2.6	1.1
NET INCOME (LOSS)	(175.8)	31.8

Petroleum revenues continued to improve in 2007 compared to 2006 due to better oil prices and more efficient crude production. Equitized earnings from affiliates ncreased in 2007 due to higher net income posted by Penta Capital Investment Corporation, while interest, dividends and other income likewise increased.

Cost and expenses in 2007 show a substantial decrease due to the absence of the P194.9 million loss sustained by the Company in 2006 when it sold its shares in EPHI. Depletion and other production costs increased from P89.7 million in 2006 to P121.9 in 2007 due to higher production expenses, particularly shipping and fuel costs. On the other hand, interest and financing charges declined from P23 million in 2006 to P15.5 million in 2007 as the Company reduced its debt burden.

In sum, the Company posted an unaudited net income of P31.8 million in 2007 compared to a net loss of P175.8 million in 2006.

With oil production from Galoc expected to commence by the 3rd quarter of 2008, Mr. Nazarea showed a projected income statement of the Company for 2008. Assuming an oil price of US$65/barrel, the Company projects a net income of about P249 million in 2008 and, at an oil price of US$80/barrel, the Company projects a net income of about P420 million for 2008.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2006 and 2007 are as follows:

(Pesos in Millions)	Audited Dec. 31, 2006	Unaudited Dec. 31, 2007
Current Assets	131.2	137.2
Investments	331.5	328.7
Property & Equipment	281.5	278.9
Deferred Oil Exploration & Dev't. Costs	807.2	806.7
Other Non-current assets	1.0	0.9
	1552.4	1,552.4
Liabilities	177.4	134.7
Stockholders' Equity	1,375.0	1,417.7
	1,552.4	1,552.4

The Company's Total Assets from 2006 to 2007 remained basically flat. On the other hand, Liabilities show a substantial decline from P177.4 million in 2006 to P134.7 million in 2007 due to payments made in 2007 for loans payable, current portion of long term debt, trade and other payables. Stockholders' equity improved by about P42 million due to the net income generated by the Company in 2007.

Mr. Nazarea then showed the Company's projected 2008 balance sheet taking into account the anticipated revenues from Galoc production. Based on US$65/barrel oil price, the Company projects its Total Assets to reach P1.96 billion and Stockholders' Equity to reach P1.86 billion in 2008. On the other hand, at an oil price of US$80/barrel, the Company's 2008 Total Assets are projected to hit P2.22 billion with Stockholders' Equity at P2.03 billion.

At this point, the Chairman opened the floor to any questions that the stockholders may have on the Management Report presented by Messrs. Navarro and Nazarea.

After responding to all the questions posed by stockholders, a motion was submitted for the approval of the following resolutions:

> "**RESOLVED**, That the Management Report just rendered for the calendar year ending 31 December 2007 be noted and made part of the records of the Company."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolution approved.

AMENDMENT OF THE ARTICLES OF INCORPORATION

The next item on the agenda is the proposal to amend the Company's Articles of Incorporation. The Corporate Secretary said that the Company's Articles of Incorporation are proposed to be amended to:

(1) change the primary purpose from that of a holding company to oil exploration and development; and,

(2) increase the authorized capital stock from P1.55 billion to P2.0 billion divided into 200 billion shares with a par value of P0.01 per share.

The Board of Directors proposes to amend the primary purpose of the Company to that of petroleum and mineral exploration and development to reflect the current and future business focus and direction of the Company and enable the Company to directly engage in such business. The existing primary purpose clause as a holding company is proposed to be relegated as a secondary purpose clause.

Further to its intention to operate as a petroleum and mineral exploration and development company, Philodrill will be raising capital and needs to increase its authorized capital stock. Management proposes to increase the authorized capital stock from P1,550,000,000.00 divided into 155,000,000,000 common shares at a par value of (P0.01 per share, to Two Billion Pesos (P2,000,000,000.00) divided into Two Hundred Billion (200,000,000,000) common shares with a par value of One Centavo (P0.01) per share. The capital increase will be implemented by way of a stock rights offering the proceeds of which are intended to address the Company's funding requirements for 2008.

Mr. Nazarea then discussed the structure of the proposed capital increase, as follows:

PROPOSED CAPITAL INCREASE
(45 Billion Shares)

	(billion shares)	Par Value (P)
Present Authorized Capital Stock	155.0	1,550,000,000
Proposed Capital Increase	45.0	450,000,000
New Capitalization	200.0	2,000,000,000
Present Issued and Subscribed Capital	153.5	1,535,000,000
Available for Subscription	46.5	465,000,000
Proposed 1-for-4 Rights Offering	38.4	383,750,000
Balance	8.1	81,250,000

Out of the P450 million capital increase, the Company plans to implement a 1-for-4 stock rights offering that will generate about P383.75 million for the Company. Based on an initial payment of 50% of the subscription offered, the Company expects to raise about P191.88 million in fresh funds for the Company by the 2nd quarter of 2008.

CASH INFLOW

Present Issued and Subscribed Shares	153,500,000,000 shares
1:4 Stock Rights Offering	38,375,000,000 shares
Offer Price	P 0.01
Total Value of Rights Offer	P 383,750,000.00
Initial Payment (50%)	**P 191,875,000.00**

The allocation and disposition of the initial P191.88 million fresh cash infusion from the stock rights offering will be as follows:

USE OF FUNDS

Petroleum Projects		P 61,500,000
SC 41 Sulu Sea (2nd Well)	P 41,000,000	
SC 14 Galoc (1 month OPEX)	P 20,500,000	
Loans & Advances		P 110,080,000
Contribution to Retirement Fund		P 15,000,000
Listing fee, DST, Legal and other expenses		P 5,000,000
Estimated Required Funds		**P 191,580,000**

The Chairman asked if there were any questions regarding the proposed amendments to the Company's articles of incorporation.

After responding to all the questions posed by stockholders, a motion was submitted for the approval of the following resolutions:

RESOLUTION NO. 01

"**RESOLVED,** that the Corporation's Primary Purpose Clause be amended to read as follows:

> *"To prospect for, explore, mine, extract, dig, drill for, exploit, produce, purchase, or otherwise obtain from the earth any and all kinds of petroleum and petroleum products, rock or carbon oils, natural gas and other volatile materials, chemical substances and salts, previous and base metals, diatomaceous earth as well as other minerals of whatever nature whether similar or dissimilar to those listed herein, and to manufacture, refine, prepare for market, buy, sell, import, export, transport, and otherwise deal in petroleum and other minerals or whatever nature, whether similar or dissimilar thereto, their products, compounds and derivatives, and other mineral and chemical substances, in crude or refined condition, and to engage generally, as may be permitted by law; in the business of, and/or investing in, mining, manufacturing, contracting, and servicing, in addition to oil exploration."*

"**RESOLVED, FURTHER,** That the existing holding company purpose clause be relegated and included as a secondary purpose clause of the Company;

"**RESOLVED, FURTHER,** That the Company be authorized to engage in activities of a holding company pursuant to such secondary purpose clause.

RESOLUTION NO. 02

"**RESOLVED**, that the Company's authorized capital stock be increased from One Billion Five Hundred Fifty Million Pesos (Php 1,550,000,000) divided into One Hundred Fifty Five Billion (155,000,000,000) common shares at a par value of One Centavo (Php 0.01 per share), to Two Billion Pesos (Php 2,000,000,000) divided into Two Hundred Billion (200,000,000,000) common shares with a par value of One Centavo (Php 0.01) per share, and that the First Paragraph of the Seventh Article of the Company's Amended Articles of Incorporation be amended, as it is hereby amended, to read as follows:

> *"SEVENTH: That the **authorized** capital stock of the corporation is **Two Billion Pesos (Php 2,000,000,000)**, Philippine currency, and said capital stock is divided into **Two Hundred Billion (200,000,000,000)** common shares with a par value of One Centavo (Php 0.01) per share*

"**RESOLVED, FURTHER**, That the Board of Directors be authorized to accept subscriptions to the increase in authorized capital stock in cash, shares, property and/or otherwise, and by way of a stock rights offer, private placement and/or otherwise."

ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting.

There being no further questions and matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 4:15 p.m.

Certified Correct:

Attest:

(SGD) ADRIAN S. ARIAS
Secretary of the Meeting

(SGD) ALFREDO C. RAMOS
Chairman of the Meeting

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC HRAD
AUG - 7 2007
CENTRAL RECEIVING AND RECORDS DIVISION

SEC REG. NO. 38683

06 August 2007

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **JULY , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION,** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 160?
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-377

August 03, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of July 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on August 02, 2007 that **Alakor Securities Corporation** a PCD participants had a total of 12,447,207,468 equivalent to 8.109% of the total issued and outstanding shares of **The Philodrill Corporation** as of July 31, 2007.

Please request **Alakor Securities Corporation** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 August 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of July 31, 2007 for submission within five (5) trading days after the close of the each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operation

Encl: a/s

/dgm

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

SEC HRAD AUG - 7 2007 CENTRAL RECEIVING AND RECORDS

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person ALAKOR SECURITIES CORP. (Last) (First) (Middle)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION		7. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) stockholder owning 5% or more
9/Flr. Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement for Month/Year July 2007	
125 Pioneer St., Mandaluyong	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	
(City) (Province) (Postal Code) City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares	as reported by PCD for the month of July 2007				8.11	12,447,207,468	(I)	PCD Nominee Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security, Direct (D) or Indirect (I)	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

ALAKOR SECURITIES CORP.

AUG. 3, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

SEC BRAD AUG 09 2007 CENTRAL RECEIVING AND RECORDS DIVISION

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person ALESSANDRO O. SALES (Last) (First) (Middle)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION		7. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner Officer (give title below) ___ Other (specify below) VP-EXPLORATION
125 Pioneer St., (Street)	3. Tax Identification Number 106-208-128	5. Statement for Month/Year August, 2007	
Mandaluyong City (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (MonthYear)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
common	Aug. 8	40,452	(a)	0.020		2,000,000	(I)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  (A) held by members of a person's immediate family sharing the same household;
  (B) held by a partnership in which such person is a general partner;
  (C) held by a corporation of which such person is a controlling shareholder; or
  (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

ALESSANDRO O. SALES

Aug. 9, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed

Attach additional sheets if space provided is insufficient

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 23 – B

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

05 September 2007

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **August , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** and **NATIONAL BOOKSTORE, INC.**, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail . isti@compass.com.ph

JCS/DGM-07-425

September 04, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of August 2007 there has been movement of common stock registered in our books in the name of **National Bookstore, Inc.** and **PCD Nominee Corporation.**

PCD reported to us on September 03, 2007 that **Alakor Securities Corporation** a PCD participants had a total of 22,520,601,194 equivalent to 14.671% of the total issued and outstanding shares of **The Philodrill Corporation** as of August 31, 2007.

Please requests **National Bookstore, Inc. and Alakor Securities Corporation** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 September 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of August 31, 2007 for submission within five (5) trading days after the close of the each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operation

Encl: a/s

/dgm

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

SEC HRAD SEP 10 2007 CENTRAL RECEIVING AND RECORDS DIVISION

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person ALAKOR SECURITIES CORP. (Last) (First) (Middle) 9/Flr., Quad Alpha Centrum (Street) 125 Pioneer St., Mandaluyong (City) (Province) (Postal Code) City	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION 3. Tax Identification Number 003-461-N1 4. Citizenship Filipino 5. Statement for Month/Year August 2007 6. If Amendment, Date of Original (Month/Year)	7. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) stockholder owning 5% or more

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
Common Shares	as reported by PCD for the month of August 2007				14.671	22,520,601,194	(I)	PCD Nominee Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

ALAKOR SECURITIES CORP.

SEPT. 4, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISION

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person: NATIONAL BOOKSTORE, INC. (Last) (First) (Middle)	2. Issuer Name and Trading Symbol: THE PHILODRILL CORPORATION	7. Relationship of Reporting Person to Issuer (Check all applicable): ___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below): stockholder owning 5% or more
125 Pioneer Street (Street)	3. Tax Identification Number: 000-325-972-V; 5. Statement for Month/Year: August 2007	
Mandaluyong City (City) (Province) (Postal Code)	4. Citizenship: Filipino; 6. If Amendment, Date of Original (MonthYear)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares	08.28.07	8,534,193,726	(D)		11.80	18,118,428,249	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

NOTE: Based on information available in the stock and transfer book,

I hereby certify that the above statement is true and correct.

Explanation of Responses:

NATIONAL BOOKSTORE, INC.

SEPT 4, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

BY: ALFREDO C. RAMOS - President

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

04 October 2007

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **September , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** and **NATIONAL BOOKSTORE, INC.** , as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail · fsti@compass.com.ph

JCS/DGM-07-471

October 03, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of September 2007 there has been movement of common stock registered in our books in the name of **National Bookstore, Inc.** and **PCD Nominee Corporation.**

PCD reported to us on October 01, 2007 that **Alakor Securities Corporation** a PCD participants had a total of 27,738,164,748 equivalent to 18.0711% of the total issued and outstanding shares of **The Philodrill Corporation** as of September 30, 2007.

Please requests **National Bookstore, Inc. and Alakor Securities Corporation** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 October 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of September 30, 2007 for submission within five (5) trading days after the close of the each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operation

Encl: a/s

/dgm

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

SEC HRAD
OCT 0 8 2007
CENTRAL RECEIVING AND RECORDS DIVISION
By: ______

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person ALAKOR SECURITIES CORP. (Last) (First) (Middle)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION		7. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) stockholder owning 5% ~~or more~~
9/Flr., Quad Alpha Centrum	3. Tax Identification Number 003-461-151	5. Statement for Month/Year Sept. 2007	
(Street) 125 Pioneer Street	4. Citizenship Filipino	6. If Amendment, Date of Original (MonthYear)	
(City) (Province) (Postal Code) Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares	as reported by PCD for the month of September 2007				18.071	27,738,164,748	(I)	PCD Nominee Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses.

ALAKOR SECURITIES CORP.

OCTOBER 3, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

☐ Check box if no longer subject to filing requirement

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
NATIONAL BOOKSTORE, INC. (Last) (First) (Middle)	THELPHILODRILL CORPORATION		___ Director ___ 10% Owner
125 Pioneer Street, (Street)	3. Tax Identification Number 000-325-972-V	5. Statement for Month/Year Sept. 2007	___ Officer (give title below) ___ Other (specify below) stockholder owning 5% or more
Mandaluyong City (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares *	09.05.07	4,918,413,340	(D)					
*	09.10.07	340,150,214	(D)		8.378	12,859,864,695	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

* Lodged with PCD

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

NOTE: Based on information available in the stock and transfer book, I hereby certify that the above statement is true and correct.

Explanation of Responses:

NATIONAL BOOKSTORE, INC.

BY: ALFREDO C. RAMOS - President

October ~~3,~~ 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor Fairlane Sts., Pasig City 160
Tel. No 634-04-01 Fax No. 635-98-97
E mail fsti@compass.com ph

JCS/DGM-07-510

November 06, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of October 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on November 05, 2007 that **Alakor Securities Corporation** a PCD participants had a total of 28,808,455,848 equivalent to 18.768% of the total issued and outstanding shares of **The Philodrill Corporation** as of October 31, 2007.

Please request **Alakor Securities Corp**. to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 November 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of October 31, 2007 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s
/dgm

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

07 November 2007

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

SEC HRAD
NOV 07 2007
CENTRAL RECEIVING AND RECORDS DIVISION

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **October , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: *Philippine Stock Exchange*
Fidelity Stock Transfers, Inc.
File

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 23 – B

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC HRAD
DEC 04 2007
CENTRAL RECEIVING AND RECORDS DIVISION

SEC REG. NO. 38683

03 December 2007

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **November , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation under the name of **MR. ALFREDO C. RAMOS** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

SEC HRAD DEC 0 4 2007 CENTRAL RECEIVING AND RECORDS DIVISION

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person: RAMOS, ALFREDO C. (Last) (First) (Middle)	2. Issuer Name and Trading Symbol: THE PHILODRILL CORPORATION		7. Relationship of Reporting Person to Issuer (Check all applicable): X Director; X Officer (give title below); ___ 10% Owner; ___ Other (specify below)
Quad Alpha Centrum (Street)	3. Tax Identification Number: 132-017-513	5. Statement for Month/Year: November 2007	Chairman & President
125 Pioneer Street	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	
Mandaluyong City (City) (Province) (Postal Code)			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares	11.27.07	4,866,310*	(D)		0.000	8,820	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

* 4,866,310 shares lodged with the PCD

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
- (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
- (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

NOTE: Based on informations available in the stock and transfer book, I hereby certify that the above statement is true and correct.

Explanation of Responses:

ALFREDO C. RAMOS

November 28, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

OFFICE FILE

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 (632) 631-5310

CRAD
DEC 07 2007
CENTRAL RECEIVING AND RECORDS DIVISION

SEC REG. NO. 38683

05 December 2007

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **November , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (P.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel No. 634-04-01 Fax No. 635-98-07
E-mail: fsti@compass.com.ph

SEC HRAD
DEC 07 2007
CENTRAL RECEIVING AND RECORDS DIVISION

JCS/DGM-07-551

December 04, 2007

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of November 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on December 03, 2007 that **Alakor Securities Corporation** a PCD participants had a total of 29,393,965,034 equivalent to 19.149% of the total issued and outstanding shares of **The Philodrill Corporation** as of November 30, 2007.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 December 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of November 30, 2007 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person ALAKOR SECURITIES CORP. (Last) (First) (Middle)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION		7. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
9/Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement for Month/Year November 2007	
125 Pioneer Street, (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	stockholder owning 5% or more
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form : Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares	as reported by PCD for the month of November 2007				19.149	29,393,965,034	(I)	PCD Nominee Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
   (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
   (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
   (A) held by members of a person's immediate family sharing the same household;
   (B) held by a partnership in which such person is a general partner;
   (C) held by a corporation of which such person is a controlling shareholder; or
   (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

ALAKOR SECURITIES CORP.

DEC. 04, ~~2007~~
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC HRAD
JAN 08 2008
CENTRAL RECEIVING AND RECORDS DIVISION

SEC REG. NO. 38683

07 January 2008

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **December , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts. Pasig City 1603
Tel. No. 634-01-01 Fax No. 635-98-97

JCS/DGM-08-014

January 04, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of December 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on January 03, 2008 that **Alakor Securities Corporation** a PCD participants had a total of 28,900,482,114 equivalent to 18.828% of the total issued and outstanding shares of **The Philodrill Corporation** as of December 31, 2007.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 January 2008. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of December 31, 2007 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 23 – B

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

SEC JAN 29 2008 CENTRAL RECORDS DIVISION

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALESSANDRO O. SALES (Last) (First) (Middle)	THE PHILODRILL CORPORATION		X Director ___ 10% Owner
125 Pioneer St., (Street)	3. Tax Identification Number: 106-208-128	5. Statement for Month/Year: January, 2008	Officer (give title below) ___ Other (specify below)
Mandaluyong City (City) (Province) (Postal Code)	4. Citizenship	6. If Amendment, Date of Original (MonthYear)	VP-Exploration

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common	Jan 7,08	32,000.00	(A)	0.0320		1,000,000	(I)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

ALESSANDRO O. SALES

Jan 28, 2008
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

05 February 2008

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **January , 2008** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** and **NATIONAL BOOKSTORE, INC.** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail . fsti@compass.com ph

JCS/DGM-08-057

February 04, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors
Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of January 2008 there has been movement of common stock registered in our books in the name of **National Bookstore, Inc.** and **PCD Nominee Corporation.**

PCD reported to us on February 01, 2008 that **Alakor Securities Corporation** a PCD participants had a total of 30,085,836,049 equivalent to 19.600% of the total issued and outstanding shares of **The Philodrill Corporation** as of January 31, 2008.

Please requests **National Bookstore, Inc. and Alakor Securities Corporation** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 January 2008. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of January 31, 2008 for submission within five (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

OFFICE FILE

SEC Number 38683
File Number ____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FORM 23-B

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

SEC HRAD
FEB 07 2008
CENTRAL RECEIVING AND RECORDS DIVISION

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person NATIONAL BOOKSTORE, INC. (Last) (First) (Middle) 125 Pioneer Street, (Street) Mandaluyong City (City) (Province) (Postal Code)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION 3. Tax Identification Number 5. Statement for Month/Year: January 2008 4. Citizenship: Filipino 6. If Amendment, Date of Original (MonthYear)	7. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) stockholder owning 5% or more

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) — Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month — %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares *	01.16.08	1,214,869,636	(D)					
*	01.29.08	579,364,057	(D)		7.209	11,065,631,002	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  (A) held by members of a person's immediate family sharing the same household;
  (B) held by a partnership in which such person is a general partner;
  (C) held by a corporation of which such person is a controlling shareholder; or
  (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

NOTE: Based on information available in the stock and transfer book, I hereby certify that the above statement are true and correct to the best of my knowledge and belief.

Explanation of Responses:

* Lodged to PCD

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

NATIONAL BOOKSTORE, INC.

BY: ALFREDO C. RAMOS - President

FEB. 04, 2008
Date

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 23 – B

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CRAD
MAR 0 7 2008

SEC REG. NO. 38683

05 March 2008

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **February 2008** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION**, classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

cc.: Philippine Stock Exchange
Fidelity Stock Transfer, Inc.
File

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Cc;
No. 27 Brixton cor. Fairlane Sts., Pasig City 16
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-08-104

March 5, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of February 2008 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on March 04, 2008 that **Alakor Securities Corporation** a PCD participants had a total of 31,605,753,606 equivalent to 20.590% of the total issued and outstanding shares of **The Philodrill Corporation** as of February 29, 2008.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 March 2008. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of February 29, 2008 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

S.E.C.
APR 04 2008
CENTRAL RECEIVING AND RECORDS DIVISION

SEC REG. NO. 38683

04 April 2008

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **March , 2008** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (P.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** and **VULCAN INDUSTRIAL & MINING CORP.** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY STOCK TRANSFERS, INC.
Ground Floor., Philex Building
No. 27 Brixton St., Pasig City
Tel. No. 634-0401 Fax No. 635-9897
E-mail: fsti@compass.com.ph

JCS/DGM-08-143

April 04, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of March 2008 there has been movement of common stock registered in our books in the name of **Vulcan Industrial & Mining Corp.** and **PCD Nominee Corporation.**

PCD reported to us on April 02, 2008 that **Alakor Securities Corporation** a PCD participants had a total of 31,310,555,204 equivalent to 20.398% of the total issued and outstanding shares of **The Philodrill Corporation** as of March 31, 2008.

Please requests **Vulcan Industrial & Mining Corp.** and **Alakor Securities Corporation** to accomplish and file herein attached reports directly with **Securities and Exchange Commission** in three (3) copies on or before 10 April 2008. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of March 31, 2008 for submission within five (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 23 – B

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

SEC REG. NO. 38683

06 May 2008

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **April , 2008** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** and **VULCAN INDUSTRIAL & MINING CORP.** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-08-204

May 05, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of April 2008 there has been movement of common stock registered in our books in the name of **Vulcan Industrial & Mining Corp.** and **PCD Nominee Corporation.**

PCD reported to us on May 02, 2008 that **Alakor Securities Corporation** a PCD participants had a total of 31,427,955,204 equivalent to 20.475% of the total issued and outstanding shares of **The Philodrill Corporation** as of April 30, 2008.

Please requests **Vulcam Industrial & Mining Corp.** and **Alakor Securities Corporation** to accomplish and file herein attached reports directly with **Securities and Exchange Commission** in three (3) copies on or before 10 May 2008. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of April 30, 2008 for submission within five (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5810

S.E.C.
JUN 05 2008
CENTRAL RECEIVING RECORDS DIVISION

SEC REG. NO. 38683

04 June 2008

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **May , 2008** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-08-248

June 03, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of May 2008 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on June 02, 2008 that **Alakor Securities Corporation** a PCD participants had a total of 31,580,118,063 equivalent to 20.574% of the total issued and outstanding shares of **The Philodrill Corporation** as of May 31, 2008.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 June 2008. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of May 31, 2008 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

S.E.C.
JUL 0 7 2008
CENTRAL RECEIVING AND RECORDS DIVISION
BY

SEC REG. NO. 38683

04 July 2008

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **June , 2008** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-08-297

July 03, 2008

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of June 2008 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on July 01, 2008 that **Alakor Securities Corporation** a PCD participants had a total of 34,556,020,187 equivalent to 22.512% of the total issued and outstanding shares of **The Philodrill Corporation** as of June 30, 2008.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 July 2008. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of June 30, 2008 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Director/Consultant for Operation

Encl: a/s

/dgm

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

General Information Sheet
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

GENERAL INFORMATION SHEET (GIS)
FOR THE YEAR 2008
STOCK CORPORATION

GENERAL INSTRUCTIONS:

1. FOR USER CORPORATION: THIS GIS SHOULD BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE ANNUAL STOCKHOLDERS' MEETING, DO NOT LEAVE ANY ITEM BLANK. WRITE "N.A" IF THE INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION OR "NONE" IF THE INFORMATION IS NON-EXISTENT.
2. IF NO MEETING IS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL MEETING (AS PROVIDED IN THE BY-LAWS). HOWEVER, SHOULD AN ANNUAL STOCKHOLDERS' MEETING BE HELD THEREAFTER, A NEW GIS SHALL BE SUBMITTED/FILED.
3. THIS GIS SHALL BE ACCOMPLISHED IN ENGLISH AND CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY OF THE CORPORATION.
4. THE SEC SHOULD BE TIMELY APPRISED OF RELEVANT CHANGES IN THE SUBMITTED INFORMATION AS THEY ARISE. FOR CHANGES RESULTING FROM ACTIONS THAT AROSE BETWEEN THE ANNUAL MEETINGS, THE CORPORATION SHALL SUBMIT ONLY THE AFFECTED PAGE OF THE GIS THAT RELATES TO THE NEW INFORMATION TOGETHER WITH A COVER LETTER SIGNED BY THE CORPORATE SECRETARY OF THE CORPORATION. THE PAGE OF THE GIS AND COVER LETTER SHALL BE SUBMITTED WITHIN SEVEN (7) DAYS AFTER SUCH CHANGE OCCURRED OR BECAME EFFECTIVE.
5. SUBMIT FIVE (5) COPIES OF THE GIS TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BLDG., EDSA, MANDALUYONG CITY. ALL COPIES SHALL UNIFORMLY BE ON A4 OR LETTER-SIZED PAPER WITH A STANDARD COVER PAGE. THE PAGES OF ALL COPIES SHALL USE ONLY ONE SIDE. CORPORATIONS SUBMITTING A COPY OF THEIR GIS ONLINE OR VIA INTERNET SHALL SUBMIT ONE (1) HARD COPY OF THE GIS, TOGETHER WITH A CERTIFICATION UNDER OATH BY ITS CORPORATE SECRETARY THAT THE COPY SUBMITTED ONLINE CONTAINS THE EXACT DATA IN THE HARD COPY.
6. ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THESE INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED.
7. THIS GIS MAY BE USED AS EVIDENCE AGAINST THE CORPORATION AND ITS RESPONSIBLE DIRECTORS/OFFICERS FOR ANY VIOLATION OF EXISTING LAWS, RULES AND REGULATIONS

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: THE PHILODRILL CORPORATION		DATE REGISTERED: June 26, 1969
BUSINESS/TRADE NAME: The Philodrill Corporation		
SEC REGISTRATION NUMBER: 38683		FISCAL YEAR END: December 31
DATE OF ANNUAL MEETING PER BY-LAWS: month of May		CORPORATE TAX IDENTIFICATION NUMBER (TIN) 041-000-315-612
ACTUAL DATE OF ANNUAL MEETING: June 25, 2008		WEBSITE/URL ADDRESSES www.philodrill.com
COMPLETE PRINCIPAL OFFICE ADDRESS: 8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City		E-MAIL ADDRESS: info@philodrill.com
COMPLETE BUSINESS ADDRESS: 8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City		FAX NUMBER: (632) 631-8080
NAME OF EXTERNAL AUDITOR & ITS SIGNING PARTNER: SGV & Co. / Aldrin M. Cerrado	SEC ACCREDITATION NUMBER (if applicable): N/A	TELEPHONE NUMBER(S): (632) 631-1801 to 05 (632) 631-8151 / 52
PRIMARY PURPOSE/ACTIVITY/INDUSTRY PRESENTLY ENGAGED IN: a) Primary : Investment b) Secondary : Oil Exploration c) Activity : Petroleum Operation	INDUSTRY CLASSIFICATION: N/A	GEOGRAPHICAL CODE: N/A

S.E.C. JUL 24 2008 CENTRAL RECEIVING AND RECORDS DIVISION BY

=============================== INTERCOMPANY AFFILIATIONS ===============================

PARENT COMPANY	SEC REGISTRATION NO.	ADDRESS
N/A	N/A	N/A
SUBSIDIARY/AFFILIATE	**SEC REGISTRATION NO.**	**ADDRESS**
PentaCapital Investment Corporation	AS093006947	10th Flr., ACT Tower, 135 Sen. Gil J. Puyat Avenue Makati City

NOTE: USE ADDITIONAL SHEET IF NECESSARY

GENERAL INFORMATION SHEET
STOCK CORPORATION
PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

CAPITAL STRUCTURE

AUTHORIZED CAPITAL STOCK

	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (Php) (No. of shares X Par/Stated Value)
	common	155,000,000,000	P0.01	P1,550,000,000.00
			TOTAL P	P1,550,000,000.00

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
		common	149,821,650,186		P0.01	P1,498,216,501.86	97.60%
					TOTAL	P1,498,216,501.86	

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
		common	3,673,394,101		P0.01	P36,733,941.01	2.39%
Percentage of Foreign Equity:					TOTAL	P36,733,941.01	
					TOTAL SUBSCRIBED	P1,534,950,442.87	99.99%

PAID-UP CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
		common	149,821,517,215	P0.01	P1,498,215,172.15	97.60%
				TOTAL	P1,498,215,172.15	

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
		common	3,673,394,101	P0.01	P36,733,941.01	2.39%
				TOTAL	P36,733,941.01	
				TOTAL PAID-UP	P1,534,949,113.16	99.99%

NOTE: USE ADDITIONAL SHEET IF NECESSARY

* Common, Preferred or other classification

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME:

THE PHILODRILL CORPORATION

DIRECTORS / OFFICERS

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	INC'R	BOARD	STOCK HOLDER	OFFICER	EXEC. COMM.	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
1. **ALFREDO C. RAMOS** Filipino 125 Pioneer St., Mandaluyong City	N	C	Y	President	C	132-017-513
2. **WALTER W. BROWN** Filipino Brixton cor. Fairlane Sts., Pasig City	N	M	Y	N/A	M	128-993-816
3. **AUGUSTO B. SUNICO** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	M	100-717-372
4. **PRESENTACION S. RAMOS** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	N/A	125-496-733
5. **CHRISTOPHER M. GOTANCO** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	N/A	125-114-467
6. **ADRIAN S. RAMOS** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	N/A	188-355-989
7. **FRANCISCO A. NAVARRO** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	Exec. Vice-President	M	100-717-285
8. **HONORIO A. POBLADOR, III** Filipino Telecoms Plaza, Sen. G.J. Puyat Ave., Makati City	N	I	Y	N/A	N/A	112-105-590
9. **NICASIO I. ALCANTARA** Filipino Alsons Bldg., Pasong Tamo Ext., Makati City	N	I	Y	N/A	N/A	105-252-527
10. **REYNALDO E. NAZAREA** Filipino 125 Pioneer St., Mandaluyong City	N	N/A	N	Treasurer/VP Admin.	M	100-717-294
11. **ALESSANDRO O. SALES** Filipino 125 Pioneer St., Mandaluyong City	N	N/A	N	Vice President - Exploration	M	106-208-128
12. **ADRIAN S. ARIAS** Filipino 125 Pioneer St., Mandaluyong City	N	N/A	Y	Corporate Secretary	M	107-439-052
13.						
14.						
15.						

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER, "I" FOR INDEPENDENT DIRECTOR.

FOR INC'R COLUMN, PUT "I" IF AN INCORPORATOR, "N" IF NOT.

FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.

FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, FROM VP UP INCLUDING THE POSITION OF THE TREASURER, SECRETARY, COMPLIANCE OFFICER AND/OR ASSOCIATED PERSON.

FOR EXECUTIVE COMMITTEE, INDICATE "C" IF MEMBER OF THE COMPENSATION COMMITTEE; "A" FOR AUDIT COMMITTEE; "N" FOR NOMINATION AND ELECTION COMMITTEE. ADDITIONALLY WRITE "C" AFTER SLASH IF CHAIRMAN AND "M" IF MEMBER.

GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION	
TOTAL NUMBER OF STOCKHOLDERS: 9,448	NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:
TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: P1,534,758,841.00	

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP	AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
1.PCD NOMINEE CORP./ALAKOR SEC. CORP *Filipino* 5th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	31,427,955,204	P314,279,552.04	20.47%	P314,279,552.04	003-461-151
	TOTAL					
2. VULCAN INDUSTRIAL & MINING CORP. Filipino 9th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	11,844,392,634	P118,443,926.34	7.7164%	P118,443,926.34	000-062-736
	TOTAL					
3. NATIONAL BOOK STORE, INC. Filipino Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	11,065,631,002	P110,656,310.02	7.2091%	P110,656,310.02	000-325-972V
	TOTAL					
4. ALAKOR CORPORATION Filipino 9th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	5,115,639,206	P51,156,392.06	3.3327%	P51,156,392.06	000-175-116
	TOTAL					
5. PHIL. OVERSEAS TELECOM. CORP. Filipino Sen. Gil J. Puyat Avenue *Makati City*	common	2,448,338,709	P24,483,387.09	1.5950%	P24,483,387.09	320-000-163-977
	TOTAL					
6. ALAKOR SECURITIES CORPORATION Filipino 5th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	2,422,303,400	P24,223,034.00	1.5780%	P24,223,034.00	003-461-151
	TOTAL					
7.TRAFALGAR HOLDINGS PHIL., INC. Filipino 9th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	754,082,100	P7,540,821.00	0.4912%	P7,540,821.00	000-192-318
	TOTAL					
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
TOTAL AMOUNT OF PAID-UP CAPITAL						

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

STOCK CORPORATION

=========== PLEASE PRINT LEGIBLY ===========

CORPORATE NAME: **THE PHILODRILL CORPORATION**

TOTAL NUMBER OF STOCKHOLDERS: **9,448**

NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: **P1,534,758,841.00**

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP	AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
8. DOMINGO U. LIM Filipino 471-473 Q. Paredes St. Binondo, Manila	common	710,000,000	P7,100,000.00	0.4625%	P7,100,000.00	129-123-475
	TOTAL					
9.TERESITA DELA CRUZ Filipino Ayala Alabang Village Muntinlupa City	common	662,172,800	P6,621,728.00	0.4313%	P6,621,728.00	129-310-952
	TOTAL					
10.ALSONS CONSOLIDATED RESOURCES, INC. Filipino Alsons Bldg., Pasong Tamo Extension Makati City	common	566,720,000	P5,667,200.00	0.3692%	P5,667,200.00	048-001-748-412
	TOTAL					
11.CONRADO S. CHUA Filipino 30 Santiago St., SFDM Quezon City	common	490,565,136	P4,905,651.36	0.3195%	P4,905,651.36	133-047-980
	TOTAL					
12. RCBC TA# 72-230-8 Filipino RCBC Bldg., Ayala Avenue Makati City	common	385,482,500	P3,854,825.00	0.2511%	P3,854,825.00	320-000-599-760
	TOTAL					
13. NICASIO ALCANTARA Filipino Alsons Bldg., Pasong Tamo Extension Makati City	common	363,200,000	P3,632,000.00	0.2366%	P3,632,000.00	105-252-527
	TOTAL					
14. ALBERT AWAD Filipino 2135-A Pasong Tamo St. Makati City	common	351,561,991	P3,515,619.91	0.2290%	P3,515,619.91	105-336-546
	TOTAL					
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
TOTAL AMOUNT OF PAID-UP CAPITAL						

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: **THE PHILODRILL CORPORATION**	
TOTAL NUMBER OF STOCKHOLDERS: **9,448**	**NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:**
TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: **P1,534,758,841.00**	

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP	AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
15. RCBC TRUST ACCOUNT #32-314-4 Filipino RCBC Bldg., Ayala Avenue Makati City	common	336,882,100	P3,368,821.00	0.2194%	P3,368,821.00	320-000-599-760
	TOTAL					
16. ALBERTO MENDOZA &/OR JEANIE C. MENDOZA Filipino 1145 Aguilar, Tondo, Manila	common	317,910,514	P3,179,105.14	0.2071%	P3,179,105.14	139-569-952
	TOTAL					
17. CHRISTINE C. CHUA Filipino 30 Santiago St., SFDM Quezon City	common	254,097,005	P2,540,970.05	0.1655%	P2,540,970.05	133-047-972
	TOTAL					
18. PHIL. REMNANTS CO., INC. Filipino 2135-A Pasong Tamo St. Makati City	common	188,247,468	P1,882,474.68	0.1226%	P1,882,474.68	321-000-137-064
	TOTAL					
19. AYALA CORPORATION Filipino c/o BPI Securities, Ayala Avenue Makati City	common	188,068,125	P1,880,681.25	0.1225%	P1,880,681.25	000-153-610
	TOTAL					
20. ANITA N. TY Filipino 1401 San Marcelino Ermita, Manila	common	179,929,796	P1,799,297.96	0.1172%	P1,799,297.96	113-292-105
	TOTAL					
21. OTHERS (Indicate the number of the remaining stockholders)	common	83,421,859,597	P834,218,595.97	54.34%	P834,217,266.26	
	TOTAL					
TOTAL AMOUNT OF SUBSCRIBED CAPITAL			**P1,534,950,442.87**			
TOTAL AMOUNT OF PAID-UP CAPITAL					**P1,534,949,113.16**	

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

1. INVESTMENT OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION
1.1 STOCKS	N/A	N/A
1.2 BONDS/COMMERCIAL PAPER (Issued by Private Corporations)	N/A	N/A
1.3 LOANS/CREDITS/ADVANCES	N/A	N/A
1.4 GOVERNMENT TREASURY BILLS	N/A	N/A
1.5 OTHERS	N/A	N/A

2. INVESTMENT OF CORPORATE FUNDS IN ACTIVITIES UNDER ITS SECONDARY PURPOSES (PLEASE SPECIFY:)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS RATIFICATION
N/A	N/A	N/A

3. TREASURY SHARES	NO. OF SHARES	% AS TO THE TOTAL NO. OF SHARES ISSUED
	N/A	N/A

4. UNRESTRICTED/UNAPPROPRIATED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR: N/A

5. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDEND	AMOUNT (PhP)	DATE DECLARED
5.1 CASH	N/A	N/A
5.2 STOCK	N/A	N/A
5.3 PROPERTY	N/A	N/A
TOTAL	N/A	N/A

6. ADDITIONAL SHARES ISSUED DURING THE PERIOD:

DATE	NO. OF SHARES	AMOUNT
N/A	N/A	N/A

SECONDARY LICENSE/REGISTRATION WITH SEC AND OTHER GOV'T AGENCY: NONE

NAME OF AGENCY:	SEC	B S P	I C
TYPE OF LICENSE/REGN.	N/A	N/A	N/A
DATE ISSUED:	N/A	N/A	N/A
DATE STARTED OPERATIONS:	N/A	N/A	N/A

TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR (In PhP)	TOTAL NO. OF OFFICERS	TOTAL NO. OF RANK & FILE EMPLOYEES	TOTAL MANPOWER COMPLEMENT
P345,000.00	8	19	28

NOTE: USE ADDITIONAL SHEET IF NECESSARY

I, **ADRIAN S. ARIAS**, Corporate Secretary OF THE ABOVE-MENTIONED CORPORATION DECLARE UNDER THE PENALTY OF PERJURY, THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET WHICH CONSISTS OF **EIGHT (8)** PAGES HAVE BEEN MADE IN GOOD FAITH, DULY VERIFIED BY ME AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, ARE TRUE AND CORRECT.

I UNDERSTAND THAT THE FAILURE OF THE CORPORATION TO FILE THIS GIS FOR EIGHT (8) CONSECUTIVE YEARS SHALL BE CONSTRUED AS NON-OPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF THE CORPORATIONS CERTIFICATE OF INCORPORATION IN THIS EVENTUALITY, THE CORPORATION HEREBY WAIVES ITS RIGHT TO A HEARING FOR THE SAID REVOCATION.

DONE THIS 10 JUL 2008 DAY OF JUNE 2008 IN MANDALUYONG CITY.

ADRIAN S. ARIAS
Corporate Secretary

10 JUL 2008

SUBSCRIBED AND SWORN TO BEFORE ME IN QUEZON CITY, PHILIPPINES ON 10 JUL 2008, AFFIANT PERSONALLY APPEARED BEFORE ME AND EXHIBITED TO ME HIS/HER COMMUNITY TAX CERTIFICATE NO. 11870622 ISSUED ATMANDALUYONG CITY ON JANUARY 4, 2008.

ATTY JOEL G. GORDOLA
Notary Public
Until December 31, 2009
PTR NO 9763519; 1/02/08; Q.C.
IBP NO 688766 ROLL NO. 25103

DOC. NO. 91;
PAGE NO. 4;
BOOK NO. IV;
SERIES OF 08;

NOTARY PUBLIC FOR CITY/PROVINCE
Notarial Commission No.
Commission expires on December 31,
Roll of Attorney Number
PTR No.
IBP No.
Office Address:

THE PHILODRILL CORPORATION

Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City, 1550, Philippines:
Tel. Nos. (632) 631-1801 to 05, 631-8151 to 52; Fax: (632) 631-8080, (632) 631-5310

September 20, 2007

ATTY. JUSTINA F. CALLANGAN
Director
Corporation Finance Department
Securities and Exchange Commission
EDSA, Mandaluyong City

SEC RRAD
SEP 21 2007

Dear Atty. Callangan:

We are pleased to submit the accomplished Corporate Governance (CG) Survey for publicly-listed companies pursuant to SEC Memorandum Circular No. 2 dated 09 August 2007.

Please find the necessary information in relation to this submission:

COMPANY INFORMATION
Organization Name
THE PHILODRILL CORPORATION
Address
8TH Floor Quad alpha Centrum, 125 Pioneer St. Mandaluyong City
Contact Person
Adrian S. Arias
Designation
Compliance Officer
Telephone number
631-8151/52 – 631-1801 to 05
Fax number
631-8080 / 631-5310
Email address
infor@philodrill.com

ATTESTATION:
I attest that, to the best of my knowledge, all information in this assessment is accurate and truthful, and that all supporting documents are adequately provided.

ADRIAN S. ARIAS – Compliance Officer
Name & Signature of Authorized Company Representative

Date: September 19, 2007

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2007 Corporate Governance Scorecard – SEC Form 17-C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

2007 Corporate Governance Scorecard for Publicly-listed Companies

RESPONSE

Sample:

ITEM	Survey Question	Self-Assessment			Information Source	Remarks
		Poor	***Fair***	***Good***		
1	Does the company offer other ownership rights beyond voting?		✓		Paragraph 2, Page 25, 2006 Annual Report	

MPORTANT NOTE: ***For validation purposes, please submit a copy of all documents used in the Self Assessment.***

Part I. THE RIGHT OF SHAREHOLDERS

ITEM	Survey Question	Self-Assessment			Information Source	Remarks
		Poor	***Fair***	***Good***		
1	Does the company offer other ownership rights beyond voting?		√		Articles of Incorporation; Information Statement	
2	Is the decision on the director per diems approved by the shareholders annually?		[redacted]	√	Page 87, Information Statement	
3	How is the director per diem presented to the shareholders?		[redacted]	√	Page 87, Information Statement	
4	Does the company allow shareholders to elect board members individually?		[redacted]	√	By-Laws, Art. II; Information Statement	

5	Quality of Notice to call Shareholders Meeting in the past year.					
5.1	Nomination of directors providing their names and background.	√			Page 11-13, Information Statement	
5.2	Is there adequate information on the external auditor? Are their name(s), profile, detail of fees and other engagements with the company (tax, consulting, etc.) provided?			√	Page 21, SEC 17-A	
5.3	Dividend policy, in providing the amount and explanation.		√		Articles of Incorporation; Information Statement	
5.4	Does the information statement have an executive summary?			√	Page 25-37, Information Statement	
6	Quality of Minutes of Shareholders' Meeting					
6.1	Voting method and vote counting system			√	Information Statement	
7	Did the Chairman of the Board attend the last two AGMs?			√	AGM Minutes; Report to SEC/PSE; Cert. of Attendance	
8	Did the CEO/Managing Director attend at least one of the last two AGMs?			√	AGM Minutes; Report to SEC/PSE; Cert. of Attendance	
9	Is a name list of board members attending the AGM available?			√	AGM Minutes; Report to SEC/PSE; Cert. of Attendance	

10	Do AGM minutes record that there was an opportunity allowing for shareholders to ask questions/raise issues in the past year?					
10.1	Is there a record of answers and questions?		[redacted]	√	AGM Minutes	
10.2	Is there a record of resolutions in the minutes?		[redacted]	√	AGM Minutes	
11	Attendance of the Board Committee Chairs					
11.1	Did the Chairman of the Audit Committee attend the last two AGMs?			√	AGM Minutes	
11.2	Did the Chairman of the Compensation / Remuneration / Governance Committee attend the last two AGMs?			√	AGM Minutes	
11.3	Did the Chairman of the Nomination Committee attend the last two AGMs?			√	AGM Minutes	
12	Does the company have anti-takeover defenses?					
12.1	Do Board members collectively own more than 25% of outstanding shares?		[redacted]	√	Page 9, Information Statement; SEC Form 17-A	
12.2	What is the proportion of outstanding shares that are considered "free float"?			√	Information Statement	

Part II. EQUITABLE TREATMENT OF SHAREHOLDERS

ITEM	Survey Question	Self-Assessment			Information Source	Remarks
		Poor	Fair	Good		
13	Does the company offer one-share-one-vote?			√	Articles of Incorporation; Information Statement	
14	Does the company have any mechanism that allows minority shareholders to influence board composition?		[redacted]	√	Information Statement	
15	Has there been any case of insider trading involving company directors and management in the past two years?		[redacted]	√	SEC and/or PSE Records	
16	Has the company established a system to prevent the use of material inside information and inform all employees, management, and board members of this system?		[redacted]	√	Corporate Governance	
17	Has there been any complaint/dispute/problem regarding related-party transaction in the past two years?		[redacted]	√	SEC and/or PSE Records	
18	Does the company have a policy that requires management to disclose related-party transaction?			√	Annual Report, Information Statement	
19	Are the nature and extent of transactions with affiliated and related parties communicated to shareholders annually?			√	Page 31, SEC 17-A; Page 34, Audited FS	

20	Is the company a part of an economic group where the parent / controlling shareholder also controls key suppliers, customers, and/or similar businesses?		[redacted]	√		
21	Does the company facilitate voting by proxy?		[redacted]	√	Notice of AGM; Proxy Form together with the Information Statement	
22	Does the notice to shareholders specify the documents required to give proxy?		[redacted]	√	Notice of AGM; Proxy Form together with the Information Statement	
23	Is there any requirement for a proxy appointment to be notarized?			Not required	Proxy Form together with the Information Statement	
24	How many days in advance does the company send out notice of general shareholder meetings?			One Month	Notice of AGM; Proxy Form together with the Information Statement	
24.1	Date of Notice	(dd/mm/yy)	04 May 2007		Notice of AGM; Information Statement	
24.2	Date of Actual Meeting	(dd/mm/yy)	20 June 2007		Notice of AGM; Information Statement	

'art I.. THE ROLE OF STAKEHOLDERS IN CORPORATE GOVERNANCE

ITEM	Survey Question	Self-Assessment			Information Source	Remarks
		Poor	*Fair*	*Good*		
25	Does the company explicitly mention the safety and welfare of its employees?			√	Annual Report; Corporate Governance Manual	

26	Does the company provide an ESOP (Employee Share Option Program), or other long-term employee incentive plan linked to shareholder value creation, to employees?	√			The Company has no ESOP	
27	Does the company provide a retirement plan/fund or its equivalent for its employees?			√	Page 36, Audited Financial Statement	
28	Does the company provide a continuing training program for its employees?		√		Corporate Governance Manual	
29	Does the company explicitly mention the role of customers?	√			The company has no customers	
30	Does the company explicitly mention the role of suppliers/business partners?	√			The company does not produce any product requiring supplies	
31	Does the company explicitly mention its obligations to shareholders?			√	Annual Report; Information Statement	
	Does the company explicitly mention its obligations to creditors?			√	Page 31, Audited Financial Statement	
33	Does the company explicitly mention environmental issues in its public communication?			√	Page 12, SEC Form 17-A	
34	Does the company explicitly mention its broader obligations to society and / or the community?					

35	Does the company inform shareholders of material income tax consequences of owning shares of company common shares, ADS, etc.?		[redacted]			
36	Does the company disclose pending legal and tax proceedings, tax assessment notices and voluntary assessment program availments that it considers to be potentially material to its business?		[redacted]		Page 14, SEC Form 17-A	

art IV. DISCLOSURE AND TRANSPARENCY

ITEM	Survey Question	Self-Assessment			Information Source	Remarks
		Poor	*Fair*	*Good*		
37	Does the company have a transparent ownership structure					
37.1	Breakdown of shareholdings		[redacted]	√	Page 36, Information Statement; List of Stockholders Report to SEC/PSE	
37.2	Is it easy to identify beneficial ownership?			√	Page 9-10, Information Statement; List of Stockholders Report to SEC/PSE	
37.3	Are directors' shareholdings disclosed?		[redacted]	√	Page 9, Information Statement; Public Ownership; Quarterly Report	
37.4	Are management's shareholdings disclosed?		[redacted]	√	Page 9, information Statement; Public Ownership; Quarterly Report	
38	Does the company have a dispersed ownership structure?			√	Page 9, Information Statement; Public Ownership; Quarterly Report	

39	Assess the quality of the Annual Report. In particular, the following:					
39.1	Financial performance			√	SEC Form 17-A; Annual Report	
39.2	Business operations, competitive position, and other non-financial matters			√	Information Statement	
39.3	Board member background			√	SEC Form 17-A; Information Statement	
39.4	Basis of the Board per diems			√	SEC Form 17-A; Information Statement	
39.5	Operating risks			√	SEC Form 17-A; Information Statement	
39.6	Identification of Independent Directors			√	Page 48, Information Statement; By-Laws	
39.7	Board meeting attendance of individual directors			√	Certificate of Attendance; Disclosure to SEC/PSE	
39.8	Does the company have a policy requiring full disclosure of details of related-party transactions in public communications?			√	Annual Report, Information Statement	
40	Is there any statement requesting directors to report their transactions of the company shares?			√	SEC Form 23-A; Sec Form 23-B	
41	Does the Audit Committee have a Charter?			√	Corporate Governance Manual	

42	Does the company have an internal audit operation established as a separate unit in the company?			√	Annual Report; Information Statement; Corporate Governance Manual	
43	To whom does the internal audit function report, please identify?			√	Audit Committee, President, Board	
44	Does the company perform an annual audit using SEC accredited external auditors?			√	SGV Audit Financial Statement; Information Statement	
45	Is the financial report disclosed in a timely manner during the past year?			√	SEC Form 17-A; SEC Form 17-Q	
46	Are there any accounting qualifications in the audited financial statements apart from the Qualification on Uncertainty of Situation?			√	2004-2006 Audit Report	
47	Does the company website disclose up-to-date information on:	Date when website was examined (dd/mm/yy) ______				
47.1	Business operation			√	Company Website	
47.2	Financial statement			√	Company Website	
47.3	Press release			√	Company Website	
47.4	Shareholding structure			√	Company Website	
47.5	Organization structure			√	Company Website	

47.6	Corporate group structure (N/A for a company that does not belong to corporate grouping)		[redacted]	√	Company Website	
47.7	Downloadable annual report		[redacted]	√	Company Website	
47.8	Notice to call shareholders' meeting		[redacted]	√	Company Website	
	Does the company provide contact details for a specific Investor Relations person or unit that is easily accessible to outside investors?			√	Company Website	
49	Does the company offer multiple channels of access to information? Multiple channels include:					
49.1	Annual report		[redacted]	√	Annual Report	
49.2	Company website		[redacted]	√	Company Website	
49.3	Analyst briefing(s)		[redacted]			
49.4	Press conference(s) / press briefing(s)		[redacted]			

'art V. BOARD RESPONSIBILITY

ITEM	Survey Question	Self-Assessment			Information Source	Remarks
		Poor	Fair	Good		
50	Does the company have its own written Corporate Governance Manual that clearly describes its value system and board responsibilities?			√	Corporate Governance Manual	
51	Does the Board of Directors provide code of ethics or statement of business conduct for all directors and employees?				Corporate Governance Manual	
52	Does the company have a corporate vision/mission/values?		[redacted]	√	Annual Report; Company Website	
53	Does the PSE have any evidence of non-compliance of the company with PSE rules and regulations over the two years?			none		
54	Assess the quality of the Audit Committee Report in the Annual Report:					
54.1	Attendance		[redacted]	√	Audit Committee Report	
54.2	Internal control		[redacted]	√	Audit Committee Report	
54.3	Proposed auditors		[redacted]	√	Audit Committee Report	
54.4	Financial report review		[redacted]	√	Audit Committee Report	

54.5	Legal compliance		[redacted]	√	Audit Committee Report	
54.6	Over-all concluding opinion		[redacted]	√	Audit Committee Report	
55	Have board members participated in the training on Corporate Governance (i.e. PDP, CGOP, Corporate Retreat, etc.)?			√	Information Statement	
5[illegible]	Have senior management executives attended training on Corporate Governance?			√	Information Statement	
57	What is the attendance performance of the board members during the past 12 months?			√	Certificate of Attendance; Disclosure to SEC/PSE	
58	Does the company provide a risk management policy?		[redacted]	√	Corporate Governance Manual	
59	Does the company clearly distinguish the roles and responsibilities of the board and management?		[redacted]	√	Corporate Governance Manual	
60	Does the board conduct an annual self-assessment?		[redacted]	√	Minutes of Board Meeting	
61	Does the company conduct an annual performance assessment of the CEO/President?		[redacted]	√		
62	How many board meetings are held per year?	No. of Board Meetings: 12				

62.1	Does the firm report board meeting attendance of individual directors?			√	Certificate of Attendance; Disclosure to SEC/PSE	
63	Is the Chairman a non-executive director?	√	[redacted]			
64	Does the board appoint committees with independent members to carry out various critical responsibilities such as:					
64.1	*Audit.* If yes, are the following items disclosed?					
64.1.1	Charter/ Role and responsibilities		[redacted]	√	Corporate Governance Manual	
64.1.2	Profile / Qualifications		[redacted]	√	Corporate Governance Manual	
64.1.3	Independence		[redacted]	√	Corporate Governance Manual	
64.1.4	Performance / Meeting Attendance		[redacted]	√	Audit Committee Report	
64.2	*Compensation / Remuneration.* (Compensation/ Remuneration Committee) If yes, are the following items disclosed?					
64.2.1	Charter/Role and Responsibilities		[redacted]	√	Corporate Governance Manual	
64.2.2	Is the Committee composed of a majority of independent directors?	√	[redacted]		Information Statement; Disclosure to SEC/PSE	
64.2.3	Is the Chairman of the Committee an independent director?		[redacted]	√	Disclosure to SEC/PSE	

64.2.4	Performance / Meeting Attendance		[redacted]	√	Certification of Attendance; Disclosure to SEC/PSE	
64.3	*Nomination Committee*. If yes, are the following items disclosed?"					
64.3.1	Charter/Role and Responsibilities		[redacted]	√	Corporate Governance Manual	
64.3.2	Is the Committee composed of a majority of independent directors?	√	[redacted]		Information Statement; Disclosure to SEC/PSE	
64.3.3	Is the Chairman of the Committee an independent director?		[redacted]	√	Disclosure to SEC/PSE	
64.3.4	Performance / Meeting Attendance		[redacted]	√	Certificate of Attendance; Disclosure to SEC/PSE	
65	How many board members are independent directors?	Less than 20%			Information Statement; Annual Report	
66	Does company state in its Annual Report the definition of "independence" for identifying independent directors in public communications?					
67	Does the company have a separate Board of Director's Report describing their responsibilities in reviewing the firm's financial statements?		[redacted]			

THE PHILODRILL CORPORATION

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, 1550 Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080
E-mail: info@philodrill.com
Website: www.philodrill.com

Information Statement
Annual Stockholders' Meeting
June 25, 2008

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC FORM 20-IS
A M E N D E D
Definitive Information Statement

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS

INFORMATION STATEMENT PURSUANT TO SECTION 20 OF THE SECURITIES REGULATION CODE

1. Check the appropriate box:

   [ ] Preliminary Information Statement

   [/] Definitive Information Statement

2. Name of Registrant as specified in its charter: **THE PHILODRILL CORPORATION**

3. **Philippines**
   Province, country or other jurisdiction of incorporation or organization

4. SEC Identification Number: **38683**

5. BIR Tax Identification Code: **041-000-315-612**

6. **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City** **1550**
   Address of principal office Postal Code

7. Registrant's telephone number, including area code: **(632) 6318151-52; (632) 6311801-05**

8. **25 JUNE 2008, 3:00 p.m., Banahaw Ballroom, The Legend Villas, 60 Pioneer corner Madison Sts., Mandaluyong City**
   Date, time and place of the meeting of security holders

9. Approximate date on which the Information Statement is first to be sent or given to security holders: **25 May 2008**

10. Name of Person Filing the Statement/Solicitor: **The Philodrill Corporation**
    Address: **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550**
    Telephone No.: **(632) 6318151-52; (632) 6311801-05**

11. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Common	153,495,044,287
Loans Payable	₱ 84,724,515.00

12. Are any or all of registrant's securities listed in a Stock Exchange?
    YES, Philippine Stock Exchange, Common Shares

THE PHILODRILL CORPORATION
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City 1550, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

INFORMATION STATEMENT

PART I

A. General Information

Item 1. **Date, time and place of meeting of stockholders**

(a) The 2008 Annual Stockholders' Meeting (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 25 June 2008, 3:00 p.m., at the Banahaw Room, The Legend Villas, 60 Pioneer corner Madison Streets, Mandaluyong City. The complete mailing address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

(b) This Information Statement and the accompanying Proxy Form will be first sent to stockholders at least one (1) month prior to the date of the Meeting in accordance with the Company's By-Laws, or on or before 25 May 2008.

Item 2. **Dissenters' Right of Appraisal**

A stockholder has the right to dissent and demand payment of the fair market value of his shares in case: (i) any amendment to the Company's Articles of Incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) of any sale, lease, mortgage or disposition of all or substantially all of the corporate assets; and, (iii) of merger or consolidation.

If, at any time after this Information Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise his right of appraisal must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his stock certificates. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

NO corporate action is being proposed or submitted at the Meeting that may call for the exercise of a stockholder's right of appraisal.

Item 3. **Interest or Opposition of Certain Persons in Matters to be Acted Upon**

(a) At any time since the beginning of the last fiscal year, **NO** director, officer, or associate of such director or officer has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon in the Meeting.

(b) As of the date this Information Statement is given to stockholders of record, **NO** director of the Company has informed the Company in writing that he intends to oppose any action to be taken by the Company at the Meeting.

B. Control and Compensation Information

Item 4. **Voting Securities and Principal Holders Thereof**

The Company has only one (1) class of shares – Common Shares – which are issued and transferable to both Philippine and non-Philippine nationals; *provided,* that the Company's Common Shares shall not be issued to non-Philippine nationals in excess of forty percent (40%) of the Company's outstanding capital stock.

(a) **Record Date**. The Record Date with respect to this solicitation is 23 April 2008. Only stockholders of record as at the close of business on 23 April 2008 are entitled to notice of, and to vote at, the Meeting.

(b) **Outstanding Shares**. As of Record Date, the Company's outstanding capital stock is 153,495,044,287 shares. Each share is entitled to one (1) vote.

(c) **Cumulative Voting**. A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer book of the Company for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided*, that the number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the number of directors to be elected.

(d) **Stock Ownership of Certain Record and Beneficial Owners**. The following persons are known to the Company to be directly or indirectly the owner of more than 5% of the Company's voting securities as of 23 April 2008:

Class	Name and address of record owner	Relationship with Issuer	Name of Beneficial Owner	Citizenship	No. of shares held	Percentage Ownership
Common	PCD Nominee Corporation 37/F Tower 1, Enterprise Ctr. 6766Ayala Avenue, Makati City	Stockholder	Various clients (see Notes A and C)	Filipino	63,220,211,893*	41.19%
Common	Alakor Securities Corporation 5th Floor, Quad Alpha Centrum 125 Pioneer, Mandaluyong City	Stockholder	National Book Store, Inc. (see Notes B and C)	Filipino	17,765,396,673	11.57%
Common	Vulcan Industrial & Mining Corp. 9th Floor, Quad Alpha Centrum 125 Pioneer, Mandaluyong City	Stockholder	Vulcan Industrial & Mining Corp (see Note C)	Filipino	11,844,392,634	7.71%
Common	Alakor Securities Corporation 5th Floor, Quad Alpha Centrum 125 Pioneer, Mandaluyong City	Stockholder	Alakor Corporation (see Notes B and C)	Filipino	11,664,470,500	7.60%
Common	National Book Store, Inc. 4th Floor, Quad Alpha Centrum 125 Pioneer, Mandaluyong City	Stockholder	National Book Store, Inc.. (see Note C)	Filipino	11,065,631,002	7.20%

*Net of 32,073,655,204 shares in the name of Alakor Securities Corporation (ASC). Of the 32,073,655,204 shares in the name of ASC, National Book Store, Inc. owns 17,765,396,673 shares while Alakor Corporation owns 11,664,470,500 shares

<u>Note A</u>: The shares registered in the name of PCD Nominee Corporation (PCD) are beneficially owned by its clients. Among the clients of PCD, Alakor Securities Corporation (ASC) holds 20.89% of the Company's voting stock.

<u>Note B</u>: Among the clients of ASC, National Book Store, Inc. (NBS) owns 11.57% while Alakor Corporation (AC) owns 7.60% of the Company's voting stock.

<u>Note C</u>: PCD itself does not vote the number of shares registered in its name; instead, PCD issues a general proxy constituting and appointing each of its participants as PCD's proxy to vote for the number of shares owned by such participant in PCD's books as of Record Date.

The proxies of Vulcan Industrial & Mining Corporation (VIMC), ASC, NBS and AC are appointed by their Board of Directors and the Company becomes aware of such proxies only when the appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos has been appointed proxy for VIMC, ASC, NBS and AC for the previous years. Mr. Ramos has direct/indirect interest/shareholdings in VIMC, NBS and AC.

(e) **Voting Trust Holders of 5% or More.** To the extent known to the Company, there is **NO PERSON** holding more than 5% of the Company's voting stock under a voting trust or similar agreement.

(f) **Stock Ownership of Management**. The Company's directors (D), Chief Executive Officer (CEO) and four most highly compensated executive officers (O) own the following number of shares as of 23 April 2008:

Class	Name of Beneficial Owner	Amount/Nature of Beneficial Ownership Direct	Indirect	Citizenship	Percentage Ownership
Common	Alfredo C. Ramos (D/CEO)	8,820	5,831,900	Filipino	< 0.006%
Common	Walter W. Brown (D)	1,000,000	0	Filipino	< 0.001%
Common	Presentacion S. Ramos (D)	100,000	212,000,000	Filipino	0.125%
Common	Augusto B. Sunico (D)	4,917	7,645,800	Filipino	< 0.004%
Common	Christopher M. Gotanco (D)	1,952,700	23,696,600	Filipino	< 0.016%
Common	Adrian S. Ramos (D)	1,000,000	28,658,500	Filipino	< 0.0006%
Common	Nicasio I. Alcantara (D)	363,200,000	0	Filipino	0.237%
Common	Honorio A. Poblador III (D)	29,900,000	0	Filipino	< 0.019%
Common	Francisco A. Navarro (D/O)	745,600	20,000,000	Filipino	<0.013%
Common	Reynaldo E. Nazarea (O)	0	88,525,000	Filipino	< 0.016%
Common	Alessandro O. Sales (O)	0	10,000,000	Filipino	<0.005%
Common	Isabelita L. Matela (O)	273,105	375,400	Filipino	<0.0004%

As of 23 April 2008, the aggregate number of shares owned by the Company's directors, Chief Executive Officer, four (4) most highly compensated executive officers and nominees is 794,918,342 shares or approximately 0.51% of the Company's outstanding capital stock. Except for shares appearing on record in the names of the directors and officers above, the Company is not aware of any shares which said persons may have the right to acquire beneficial ownership.

There was **NO** change in the control of the Company since the beginning of the last fiscal year.

Item 5. **Directors and Executive Officers**

(a) The names, ages, citizenship, positions and periods of service of directors, executive officers and persons nominated to become such are as follows:

Name	Age	Citizenship	Position	Period of service	Committee Membership	Period of Service
Alfredo C. Ramos	64	Filipino	Chairman of the Board	1992-Present	Nominations	2004-Present
			President	1989-Present		
Augusto B. Sunico	79	Filipino	Director	1984-Present	Audit	2004
					Compensation/Remuneration	2005-Present
Walter W. Brown	69	Filipino	Director	2003-Present	Nominations	2004-Present
					Compensation/Remuneration	2004-Present
Honorio A. Poblador III	60	Filipino	Independent Director	2002-Present	Compensation/Remuneration	2004-Present
					Audit	2004-Present
Nicasio I. Alcantara	64	Filipino	Independent Director	2005-Present	Nominations	2005-Present
					Audit	2005-Present
Adrian S. Ramos	29	Filipino	Director	2006-Present	Audit	2006-Present
Christopher M. Gotanco	58	Filipino	Director	2005-Present		
Presentacion S. Ramos	66	Filipino	Director	1997-Present		
Francisco A. Navarro	65	Filipino	Director	2006-Present		
			Exec. Vice President	2005-Present		
Reynaldo E. Nazarea	56	Filipino	Treasurer & VP-Admin	1987-Present	Nominations (non-voting)	2004-Present
Alessandro O. Sales	49	Filipino	VP-Exploration	2005-Present		
Adrian S. Arias	45	Filipino	Corporate Secretary	1992-Present		

Directors elected in the Annual Stockholders' Meeting have a term of office of one (1) year and serve as such until their successors are elected in the next succeeding Annual Stockholders' Meeting; *provided*, that a director elected to fill a vacancy in the Board shall serve only the unexpired term of his predecessor.

All directors of the Company were elected in the 2007 Annual Stockholders' Meeting held on 20 June 2007 and have since served in such capacity.

There are **NO** arrangements that may result in a change in control of the Company.

Independent Directors. Pursuant to Securities Regulation Code (SRC) Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Honorio A. Poblador III and Nicasio I. Alcantara.

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

Business Experience of Executive Officers and Directors

Mr. Alfredo C. Ramos is the Chairman of the Board and President/CEO of the Company. He serves as a director and/or executive officer, and maintains business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media (1962-present), mining (1988-present), oil and gas exploration (1989-present), property development (1991-present), shopping center (1992-present), financial services (1992-present), department store (1993-present), retail (1999-present) and transportation (1996-present), among others.

Mr. Augusto B. Sunico is a Director of the Company. He serves as a director and/or executive officer in companies involved in university education (1980-present), oil and gas exploration (1984-present), mining (1991-present), property development (1991-present), financial services (1992-present), shopping center (1992-present) and stock brokerage (1994-present), among others.

Ms. Presentacion S. Ramos is a Director of the Company. She serves as a director and/or executive officer, and maintains business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media (1975-present), oil and gas exploration (1984-present), department store (1993-present), mining (1993-present) and stock brokerage (1996-present), among others.

Dr. Walter W. Brown is a Director of the Company. He serves as a director and/or executive officer, and maintains business interests, in companies involved in manufacturing (1966-present), oil and gas exploration (1987-present), banking (1995-present) and mining (2003-present), among others.

Mr. Christopher M. Gotanco is a Director of the Company. He serves as a director and/or executive officer in companies involved in oil and gas exploration (1982-present), mining (1993-present), transportation (1996-present) and property development (1996-present), among others.

Mr. Adrian S. Ramos is a Director of the Company. He serves as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media (1996-present), investment holdings (2005-present), securities (2005-present), property development and infrastructure (2006-present), mining (2006-present) and bulk water supply (2006-present), among others. He had also worked as an instructor at the Ateneo de Manila University and Operations Manager for Powerbooks, Inc. (1999-2001) and business analyst for McKinsey & Company (2001-2003).

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. He has headed the exploration and development groups of various companies involved in oil and gas exploration (1982-present) and mining (1993-present).

Mr. Nicasio I. Alcantara is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corporation), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources Inc.), financial services (All Asia Capital & Leasing Corp.), agriculture (Sarangani Agricultural Co. Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp., Phil. Overseas & Telecommunications Corp.), property development (F&C Realty Corp.) and diversified holdings (Alsons Consolidated Resources Inc.), among others.

Mr. Reynaldo E. Nazarea is the Company's Treasurer and Vice President for Administration. He has served as a director of companies involved in financial services and property development (1987-present).

Mr. Alessandro O. Sales is the Company's Vice President for Exploration. He has implemented the Company's oil exploration and development programs for the past ten (10) years.

Atty. Adrian S. Arias is the Company's Corporate Secretary. He has been in active corporate law practice for more than fifteen (15) years.

Directors with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev't Corp* *Philippine Seven Corporation* *Shang Properties, Inc.*	*The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Corp*
Walter W. Brown	*A. Brown Co., Inc.* *Petroenergy Resources Corporation* *Philex Mining Corporation*	*Philippine Realty & Holdings Corp* *The Philodrill Corporation* *ISM Communications Corp.*
Augusto B. Sunico	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation* *Manuel L. Quezon University* *Penta Capital Finance Corporation* *Penta Capital Investment Corporation*	*Shang Properties, Inc.* *The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Cor.*
Presentacion S. Ramos	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation*	*The Philodrill Corporation* *Vulcan Industrial & Mining Corp*
Christopher M. Gotanco	*Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev't Corp* *Boulevard Holdings, Inc.* *Penta Capital Finance Corporation*	*Penta Capital Investment Corporation* *The Philodrill Corporation* *Vulcan Industrial & Mining Corp*
Francisco A. Navarro	*Anglo Philippine Holdings Corporation* *The Philodrill Corporation*	*Vulcan Industrial & Mining Corp*
Adrian S. Ramos	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev't. Corp.*	*The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Corp*
Nicasio I. Alcantara	*Petron Corporation*	
Honorio A. Poblador III	*Philippine Comm. Satellite Corporation*	

Significant Employees. Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contributions to the business of the Company. The Company is not dependent on the services of certain key personnel and there are no arrangements to ensure that these persons will remain with the Company and not compete upon termination.

Family Relationships. Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

Involvement in Certain Legal Proceedings. For the past five (5) years up to the date this Information Statement is sent to stockholders, the Company is **NOT** aware of:

(1) Any bankruptcy petition filed by or against any business of which any director, executive officer, underwriter or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction by final judgment, including the nature of the offense, in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses involving any director, executive officer, underwriter or control person of the Company;

(3) Of any director, executive officer, underwriter or control person of the Company being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities or banking activities; and,

(4) Of any director, executive officer, underwriter or control person of the Company being found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign Exchange or other organized trading market or self regulatory organization, to have violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

Related Party Transactions. There had been NO transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 16 of the Company's 2007 Audited Financial Statements.

(a) Business purpose of the arrangement. The business purpose of related party transactions is to address immediate working capital requirements of related parties (in case of advances TO related parties) or the Company (in case of loans/advances FROM related parties).

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 16 of the Company's 2007 Audited Financial Statements.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are **NO** disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have any control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. **NONE**, other than the repayment of money lent or advanced.

(f) There were **NO** transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

Parent of the Company. **NO** person holds more than 50% of the Company's voting stock, and the Company has **NO** parent company.

(b) **Resignation or Declination to Stand for Re-Election.** Not Applicable.

Item 6. **Compensation of Directors and Executive Officers**

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2006 and 2007) and the ensuing fiscal year (2008) are:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos	Chairman/President				
Francisco A. Navarro	Exec. Vice-President				
Reynaldo E. Nazarea	Treasurer & VP-Admin				
Alessandro O. Sales	VP-Exploration				
Isabelita L. Matela	Finance Manager				
		2006	5,109,053	-	-
		2007	5,058,171	-	-
		2008(est.)	5,665,152	-	-
All officers and directors as a group unnamed		2006	6,896,459	-	-
		2007	6,910,708	-	-
		2008(est.)	7,847,993	-	-

For the years 2006, 2007 and 2008, there were **NO** bonuses and other compensation paid to directors and executive officers, except for the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Alessandro O. Sales which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws, there are **NO** compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the officers' responsibilities following a change in control of the Company. There are **NO** warrants or options outstanding in favor of directors and officers.

Item 7. **Independent Public Accountants**

The accounting firm of SyCip Gorres Velayo & Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed external auditor of the Company in the 2005, 2006 and 2007 Annual Stockholders' Meetings with Messrs. Jaime Del Rosario, Jose Carlitos Cruz, Aldrin Cerrado being the partners-in-charge for 2005,2006 and 2007, respectively.

The fees of the external auditor in the past three (3) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2005	P450.000.00	0	0
2006	P400,000.00	0	0
2007	P400,000.00	0	0

For the past three (3) years, the Company has not engaged the services of the above-named auditor except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for the years 2005, 2006 and 2007. The amounts under the caption *"Audit & Audit Related Fees"* for the years 2005, 2006 and 2007 pertain to these services.

The Audit Committee has an existing policy prohibiting the Company from engaging the external auditor to provide services that may adversely impact its independence, including those expressly prohibited by regulations of the Securities & Exchange Commission (SEC).

SGV has been the Company's independent external auditor for the past ten (10) years. Mr. Jose Carlitos Cruz was the partner-in-charge for five (5) years until 2003 and was succeeded by Mr. Jaime Del Rosario for 2004-2005 in compliance with SEC Memorandum Circular No. 8, series of 2003 (Rotation of External Auditors). For 2006, Mr. Jose Carlitos Cruz was again the partner-in-charge of the Company's audit and was succeeded in 2007 by Mr. Alvin Cerrado.

The Company **NEVER** had any disagreement with its auditor, SGV, nor with Messrs. Cruz, Del Rosario and Cerrado, on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures and the Company did not engage any new independent external auditor, either as principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant on whom the principal accountant expressed reliance in its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

SGV representatives are expected to be present at the Meeting and they will have the opportunity to make a statement and respond to appropriate questions.

Item 8. **Compensation Plans**

NO action is to be taken with respect to any plan pursuant to which cash or non-cash compensation may be paid or distributed. The Company has **NO** existing stock options, warrants or rights plan and **NO** such plans are being submitted at the Meeting.

C. <u>Issuance and Exchange of Securities</u>

Item 9. **Authorization or Issuance of Securities Otherwise Than For Exchange**

(a) State the title and amount of securities to be authorized or issued

Share Capital. As of the date of this Information Statement, the authorized capital stock of the Company is P1,550,000,000.00 divided into 155,000,000,000 Common Shares with a par value of P0.01 per Share. 153,495,044,287 Common Shares are currently outstanding consisting of 153,494,911,347 issued Common Shares and 132,940 subscribed Common Shares. The Company has no Common Shares held in treasury.

On 24 October 2007 and 16 January 2008, the Company's Board of Directors and Stockholders approved the increase in the Company's authorized capital stock from P1.55 billion (divided into 155 billion common shares with a par value of P0.01 per share) to P2.0 billion (divided into 200 billion common shares with a par value of P0.01 per share).

After the increase in authorized capital stock is implemented, the authorized capital stock of the Company will be P2,000,000,000.00 divided into 200,000,000,000 Common Shares with a par value of P0.01 per Share.

The Offer Shares. On 24 October 2007 and 16 January 2008, the Company's Board of Directors and Stockholders approved the acceptance of subscriptions to the proposed capital increase by way of a 1:4 Stock Rights Offering.

The Company will be offering 38,373,761,071 Offer Shares (with a par value of P0.01 per share, or an aggregate par value of P383,737,610.71) from its authorized and unissued-capital stock. No fractional shares shall be issued.

After the Stock Rights Offer, the Offer Shares will represent approximately 20% of the Company's resulting outstanding capital stock of 191,868,805,358 Common Shares.

The Company has filed the necessary documents with the SEC and the PSE to implement the proposed capital increase and Stock Rights Offering.

(b) Description of Securities

The securities subject of the proposed capital increase and stock rights offering are Common Shares with the following rights and attributes:

Dividend Rights. The Company's Board of Directors is authorized to declare dividends. A cash dividend declaration does not require any further approval from the stockholders. A stock dividend declaration requires further approval of the stockholders holding or representing not less than two-thirds (2/3) of the Company's outstanding capital stock. The term "outstanding capital stock" refers to the total shares of stock issued, excluding treasury shares. Such approval of the stockholders may be given at a general or special meeting called for such purpose.

Dividends may be declared and paid out of unrestricted retained earnings and may be payable in cash, property, or stock to all stockholders on the basis of outstanding stock held by them, as often and at such times as the Board of Directors may determine in accordance with law.

Voting Rights. Each Common Share has full voting rights. At stockholders' meetings, every stockholder shall be entitled to one (1) vote for each share registered in his name. Stockholders may vote in all meetings either in person or by proxy given in writing, signed by the stockholders concerned, and presented to the Corporate Secretary not later than (5) working days before the date of the stockholders' meeting, as provided in the By-Laws.

Cumulative voting is allowed. Each registered stockholder shall have the right to vote the number of shares standing in his name at record date and, in the election of members of the Board of Directors, said stockholder may vote such number of shares for as many persons as there are directors to be elected, or he may cumulate said shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares shall equal or he may distribute them on the same principle among as many candidates as he shall see fit, provided that the total number of votes cast by him shall not exceed the number of shares owned by him as shown in the books of the Company multiplied by the total number of directors to be elected. A director may be removed from office, with or without cause, by the vote of stockholders representing two-thirds (2/3) of the outstanding voting capital stock, provided that removal without cause may not be used to remove a director elected by the minority stockholders.

The Corporation Code also provides that certain fundamental acts may only be implemented with stockholders' approval. The following require the approval of the stockholders representing at least two-thirds (2/3) of the outstanding capital stock:

- amendment of the Articles of Incorporation;
- removal of directors;
- sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of the assets of the corporation;
- investment of corporate funds in any other corporation or business or for any purpose other than the primary purpose for which the corporation was organized;
- issuance/declaration of stock dividends;
- delegation to the board of directors of the power to amend or repeal by-laws or adopt new by-laws;
- merger or consolidation;
- any increase or decrease of capital stock;
- extension or shortening of the corporate term; and
- creation or increase of bonded indebtedness.

Pre-emptive Rights. The Company's Articles of Incorporation contain a denial of the pre-emptive right. Under the Seventh Article of the Company's Articles of Incorporation, no stockholder shall have a pre-emptive right or other right to purchase, subscribe or take any part of any stock, or of any other securities convertible or carrying options or warrants to purchase stock, of the Company.

Rights of Common Shares to Assets of the Company. Each stockholder is entitled to a pro rata share in the assets of the Company available for distribution to the stockholders in the event of dissolution, liquidation and winding up.

Appraisal Rights. Under Philippine laws, stockholders dissenting from the following corporate actions may demand payment of the face value of their shares in certain circumstances:

- In case any amendments to the Company's Articles of Incorporation has the effect of changing and restricting the rights of any stockholder or of authorizing preferences over the outstanding shares;
- In case of any sale, lease, exchange, transfer, mortgage or other disposition of all or substantially all of the corporate property or assets;
- In case of merger or consolidation;
- In case the Company decides to invest its funds in another corporation or business or for any purpose other than the primary purpose; and
- Extension or shortening of the Company's corporate term.

Other Features and Characteristics. All of the Company's issued Common Shares are fully paid and non-assessable and are free and clear of all liens, claims and encumbrances. All documentary stamp taxes due on the issuances of all Common Shares have been fully paid.

Ownership Restrictions. As provided in the Company's Articles of Incorporation, no transfer of stock or interest which will reduce the percentage of ownership of citizens of the Philippines below that which is required by law shall be permitted to be registered in the books and records of the Company.

The Company is subject to a 40% foreign ownership limitation. The Company is engaged in the exploitation of natural resources and Philippine laws limit foreign ownership in the Company to forty percent (40%) of its outstanding capital stock. Accordingly, the Company cannot allow the issuance or the transfer of shares, and cannot record any issuance and transfers in its books, if such issuance or transfer would result in the Company breaching foreign ownership restrictions.

As of 31 March 2008, foreign ownership in the Company is 2.198%.

Change in Control. There are no existing provisions in the Articles of Incorporation or the By-laws of the Company which will delay, defer or in any manner prevent a change in control of the Company.

(c) Describe briefly the transaction in which the securities are to be issued

Stock Rights Offering. The Stock Rights Offering will cover 38,373,761,071 common shares (the "Offer Shares") with a par value of Php0.01 per Share to be issued from the unissued authorized capital stock of the Company. No fractional Shares shall be issued.

The Company will be offering to all its shareholders the right to subscribe to one (1) Offer Share for every four (4) Common Shares held as of Record Date at an Offer Price of P0.01 per share. Upon issue, the Offer Shares will have identical rights and privileges as outstanding Common Shares. The Offer Shares may be subscribed subject to compliance with the 40% foreign ownership restriction.

The Company expects to raise gross proceeds of Php383,737,610.71 from the Stock Rights Offer, of which at least 50% thereof shall be initially paid up in cash. The proceeds will be used, as follows:

Total Proceeds of Stock Rights Offer	P383,737,610.71
50% Initial Payment	P191,868,805.35

Utilization of 50% Initial Payment of Offer Proceeds (In Thousand Pesos)

Payment of share in drilling expenses for one (1) well SC No. 41 Sulu Sea (US$1,000,000 @ US$1: Php42)	P 71,400,000.00
Payment of share in expenses of SC No. 14 Galoc (US$500,000 @ US$1: Php42)	P 30,284,310.00
Partial payment of loans and advances	P 85,506,194.00
Stock Rights Offer fees, taxes and other expenses	P 5,000,000.00
Total	**P192,190,504.00**

The 50% balance of the Offer Proceeds will be used for future capital and operational expenses, including payment of the balance of outstanding loans and advances, funding of oil production and exploration activities, as well as the accrued unfunded actuarial liability of the Company's Retirement Fund.

The Stock Rights Offering is an exempt transaction under Section 10.1(e) of the Securities Regulation Code. However, the Company will file a Registration Statement covering the Offer Shares with the SEC, in accordance with the provisions of the Securities Regulation Code.

The Company has filed an application for the listing and trading of the Offer Shares with the Philippine Stock Exchange. The Corporation has engaged the services of PentaCapital Investment Corporation as sole underwriter for the Stock Rights Offering.

Item 10. **Modification or Exchange of Securities.** NONE

Item 11. **Financial and Other Information**

The information required under Item 11(a) of SEC Form 20-IS are contained in the Company's 2007 Audited Financial Statements accompanying this Information Statement.

Items 12-13. **Not Applicable**

Item 14. **Restatement of Accounts**

NO restatement of any account has been made from the time the Company's financial statements were last audited (31 December 2007) up to the date of this Information Statement.

NO action will be taken at the Meeting with respect to the restatement of any asset, capital, or surplus account of the Company.

D. Other Matters

Item 15. **Matters for Stockholders' Action**

The following matters shall be submitted to the stockholders for approval at the Meeting:

(a) Minutes of the 16 January 2008 Special Meeting of Stockholders

Approval of the Minutes of the 16 January 008 Special Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up thereat which have already been approved.

(b) Annual Report for the year ended 31 December 2007 (a copy containing the information required by SRC Rule 20A is enclosed).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(c) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (20 June 2007) to the present (25 June 2008) including, but not limited to, the following:

(1) Authorizing the sale of the Company's 9th floor office for P19 Million to Alakor Corporation (24 July 2007);

(2) Authorizing the acquisition of the petroleum interests from the Company's wholly-owned subsidiary, Phoenix Gas & Oil Exploration Corp. (24 July 2007);

(3) Authorizing the Company's availment of a Payroll Service Arrangement with UCPB (22 August 2007) ;

(4) Authorizing the increase in capital stock of the Corporation from P1,550,000,000.00 to P2,000,000,000.00, acceptance of subscriptions to the capital increase by way of a Rights Offering, and other authorizations necessary to implement the capital increase (24 October 2007);

(5) Authorizing the Company to request its major stockholders to agree and undertake to subscribe to any unsubscribed shares of the Rights Offering (24 October 2007);

(6) Authorizing the engagement of Castillo Laman Tan Pantaleon & San Jose as legal counsel in connection with the Rights Offering (24 October 2007);

(7) Authorizing the amendment of the SECOND Article of the Articles of the Incorporation of the Corporation changing the primary purpose of the Company back to petroleum exploration (24 October 2007);

(8) Authorizing the sale by public auction all delinquent subscriptions to the Company's capital stock on December 3, 2007 (24 October 2007);

(9) Superseding the previous resolution of 24 October 2007 (authorizing the sale by public auction of all delinquent subscriptions) and authorizing the Company to issue a last and final call for payment of all unpaid and outstanding subscriptions (28 November 2007);

(10) Authorizing the Company to restructure its outstanding P43.725 Million loan obligation with Metrobank (19 December 2007);

(11) Authorizing the availment of a P20 Million loan from Penta Capital Investment Corporation (19 December 2007);

(12) Approving the restated and supplemented terms and conditions of the rights offering (16 January 2008);

(13) Authorizing the sale by public auction of all delinquent subscriptions to the Company's capital stock on 18 February 2008 (16 January 2008);

(14) Authorizing the investment of the Company's retirement fund in a high yield Special Deposit Account (SDA) Tax Exempt Facility with Union Bank – Trust and Investment Service Group (16 January 2008);

(15) Authorizing the availment of a P70 Million Promissory Note Line and P10 Million Domestic Bills Purchase Line with UCPB (26 February 2008);

(16) Setting of the 2008 Annual Stockholders' Meeting (26 February 2008);

(17) Authorizing the amendment and upgrading of the Company's retirement policy (12 March 2008).

Item 16. **Matters Not Required to be Submitted**

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Item 17. **Amendment of Articles of Incorporation and By-Laws.**

The Company has a pending application with the SEC for the amendment of its Articles of Incorporation to reflect: (a) the increase in authorized capital stock from P1.55 billion to P2.0 billion, as discussed in Item 9 hereof; and, (b) the change in primary purpose back to petroleum exploration and development. These amendments to the Company's Articles of Incorporation were approved on 24 October 2007 and 16 January 2008 by the Company's Board of Directors and stockholders.

If approved, the capital increase will enable the Company to raise funds from its stockholders by way of a Stock Rights Offering, the proceeds of which will be used as discussed in Item 9 hereof. Likewise, the proposed change in the Company's primary purpose, if approved, is intended to reflect the current and future business focus and direction of the Company.

Item 18. **Other Proposed Action**

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except matters of incidence that may properly come at the Meeting.

Item 19. **Voting Procedures**

For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

PART II

INFORMATION REQUIRED IN A PROXY FORM

Part II and its required disclosures are not relevant to the Company since the Company is not requesting or soliciting proxies.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Information Statement are true, complete and correct. This report is signed in the City of Mandaluyong on 09 May 2008.

ADRIAN S. ARIAS
Corporate Secretary

Materials accompanying this Information Statement

1. Notice of the Annual Stockholders' Meeting with Agenda;
2. Final List of Candidates
3. Management Report 2007
4. Audited Financial Statements 2007
5. SEC Form 17-A 2007
6. Unaudited Financial Statements March 31, 2008

FINAL LIST OF CANDIDATES
FOR ELECTION AS INDEPENDENT DIRECTOR

(A) Candidates for Election as Independent Director

(1) Identity, names and ages of candidates for election as Independent Director

Name	Age	Current Position	Period of service From	To
Honorio A. Poblador III	60	Independent Director	2002	Present
Nicasio I. Alcantara	64	Independent Director	2005	Present

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired term of his predecessor.

Business Experience During the Past Five (5) Years of Candidates for Independent Directors

Mr. Nicasio I. Alcantara is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corp.), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources, Inc.), financial services (All Asia Capital & Leasing, Inc.), agriculture (Sarangani Agricultural Co., Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp., Phil. Overseas Telecommunications Corp.), property development (F & C Realty Corp.) and diversified holdings (Alsons Consolidated Resources, Inc.), among others.

Candidates for Independent Director with directorship(s) in reporting companies

Honorio A. Poblador III	*Philippine Comm. Satellite Corp.*
Nicasio I. Alcantara	*Petron Corporation*

(3) **Family Relationships**

The candidates for election as independent directors of the Company are NOT related by consanguinity or affinity, either with each other or with any other member of the Company's Board of Directors.

(4) **Involvement in Certain Legal Proceedings**

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which an independent director, person nominated to become an independent director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any independent director, person nominated to become an independent director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities an independent director, person nominated to become an independent director of the Company; and, (4) judgment against an independent director, person nominated to become an independent director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any independent director of the Company, or nominee for election as an independent director, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(C) Security Ownership of Candidates for Independent Directors

The candidates for independent directors own the following number of voting shares as of the Record Date (23 April 2008):

		Amount/Nature of Beneficial Ownership			
Class	Name of Beneficial Owner	Direct	Indirect	Citizenship	Percentage Ownership
A & B	Nicasio Alcantara	3,632,000	0	Filipino	0.236%
A & B	Honorio Poblador III	299,000	0	Filipino	<0.019%

As of the Record Date, the aggregate number of shares owned by the candidates for election as independent director is 3,931,000 shares, or approximately 0.255% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

The candidates for election as independent director do not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of independent directors will NOT result in a change in control of the Company.

All the Company's independent directors were elected in the 2007 Annual Stockholders' Meeting held on 20 June 2007 and have since served in such capacity.

SEC HRAD
JAN 02 2007
RECORDS DIVISION

CERTIFICATION OF INDEPENDENT DIRECTORS

I, HONORIO POBLADOR III, Filipino, of legal age and a resident of MANDALUYONG CITY, after having been duly sworn to in accordance with law do hereby declare that:

1. I am an independent director of PHILCOMSAT.

2. I am affiliated with the following companies or organizations:

Company/Organization	Position/Relationship	Period of Service
ALSONS CONSOLIDATED	DIRECTOR	1995 to Present
PHILCOMSAT	DIRECTOR	1985 to Present
PHIL. OVERSEAS TELECOM CORP	DIRECTOR	1985 to Present
ELNOR INVESTMENT, INC	DIRECTOR	1969 to Present

3. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PHILCOMSAT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

4. I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

5. I shall inform the corporate secretary of PHILCOMSAT of any changes in the abovementioned information within five days from its occurrence.

Done, this _____ day of _______, at ____________

Affiant

SUBSCRIBED AND SWORN to before me this ____ day of 02 JAN 2007 at CITY OF MANDALUYONG, affiant personally appeared before me and exhibited to me his/her Community Tax Certificate No. 21381034 issued at MANDALUYONG CITY on 01/24/2006.

Doc. No. 772 ;
Page No. 36 ;
Book No. I ;
Series of 2007 ;

CERTIFICATION OF INDEPENDENT DIRECTORS

I, Nicasio I. Alcantara, Filipino, of legal age and a resident of #7 Tamarind Road, Forbes Park, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1. I am an independent director of The Philodrill Corporation.

2. I am affiliated with the following companies or organizations:

NAME OF OFFICE	POSITION	DATE ASSUMED
CONAL CORPORATION	DIRECTOR	JULY 6,1984 TO PRESENT
ALSONS INSURANCE BROKERS CORP.	DIRECTOR	MARCH 1973 TO PRESENT
SARANGANI AGRICULTURAL CO., INC.	DIRECTOR	JANUARY 1978 TO PRESENT
ALSONS AQUACULTURE CORPORATION	DIRECTOR	MAY 27,1988 TO PRESENT
AQUASUR RESOURCES CORPORATION	DIRECTOR	MAY 7, 1987 TO PRESENT
FINFISH HATCHERIES, INC.	DIRECTOR	NOVEMBER 20, 1995 TO PRESENT
BUAYAN CATTLE CO., INC.	DIRECTOR	JANUARY 1978 TO PRESENT
ALSONS DEV. & INVESTMENT CORP.	DIRECTOR	DECEMBER 14, 1962 TO PRESENT
ALSONS LAND CORPORATION	DIRECTOR	NOVEMBER 25, 1994 TO PRESENT
LIMA LAND, INC.	DIRECTOR	OCTOBER 12, 1995 TO PRESENT
C. ALCANTARA & SONS, INC.	DIRECTOR	DECEMBER 18, 1962 TO PRESENT
REFRACTORIES CORP. OF THE PHILIPPINES	DIRECTOR	OCTOBER 13, 1976 TO PRESENT
PETRON CORPORATION	CHAIRMAN	JULY 2001

3. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of The Philodrill Corporation, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

4. I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

5. I shall inform the corporate secretary of The Philodrill Corporation

of any changes in the abovementioned information within five days from its occurrence.

Done, this 28th day of December, 2006, at Makati City.

NICASIO I. ALCANTARA
Affiant

SUBSCRIBED AND SWORN to before me this 28th day of December, 2006 at Makati City, affiant personally appeared before me and exhibited to me his Community Tax Certificate No. 24808809 issued at Makati City on 12 January 2006.

Doc. No. 38;
Page No. 65;
Book No. [illegible];
Series of 2006.

[illegible] U. GACAD, JR.
Notary Public
[illegible]

THE PHILODRILL CORPORATION

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

MANAGEMENT REPORT ACCOMPANYING INFORMATION STATEMENT PURSUANT TO SRC RULE 20 (4)

I. Audited/Interim Financial Statements

The audited consolidated financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2007 and unaudited consolidated interim financial statements for the period ended March 31, 2008 are attached hereto.

II. Disagreement with Accountants on Accounting and Financial Disclosure. NONE

III. Management's Discussion and Analysis or Plan of Operations

(a) Full fiscal years

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the years 2007 and 2006 are presented below:

(in thousands of Pesos)	2007	2006
Petroleum revenues	168,952	147,043
Investment income	8,280	5,797
Interest income	3,320	5,748
Net income (loss)	28,056	(175,766)
Total assets	1,534,759	1,552,453
Net worth	1,398,339	1,375,006
Issued & subscribed capital	1,534,950	1,534,944

The Company posted a net income of ₱28.0 million in 2007 compared to a net loss of ₱175.8 million in 2006. Gross revenues in 2007 totaled ₱201.6 million compared to ₱164.3 million in 2006, due to higher income from petroleum operations which went up by ₱21.9 million on account of higher crude prices in 2007. The average price per barrel in 2007 was US$64.23 compared to US$55.91 in 2006. Equity in net earnings of associate increased by ₱2.5 million due to the higher level of income of the associate, while interest income and miscellaneous income decreased by ₱2.4 million and ₱1.3 million, respectively. For 2007, ₱18.9 million gain on sale of property was booked.

Total costs and expenses in 2007 decreased by ₱165.3 million due to the absence in 2007 of the ₱194.9 million loss incurred from the disposal of the EPHI investment booked in 2006. Share in costs and operating expenses increased by ₱32.5 million due to higher level of production costs. Interest and financing charges decreased by ₱6.6 million due to lower level of borrowings. General and administrative expenses increased by ₱3.0 million.

Total assets decreased from ₱1.552 billion as of year-end 2006 to ₱1.532 billion as of year-end 2007. Total current liabilities decreased from ₱176.4 million in 2006 to ₱132.9 million in 2007.

(b) Interim Period

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the period ended March 31, 2008 and March 31, 2007 are presented below:

(in thousands of Pesos)	31 March 2008	31 March 2007
Petroleum revenues	46,387	38,946
Investment income	2,125	1,623
Interest & other income	2,116	2,067
Net income	9,063	4,615
Total assets	1,527,324	1,508,585
Net worth	1,393,165	1,385,363
Issued & subscribed capital	1,534,950	1,534,944

Revenues for the quarter ended March 31, 2008 increased by P18.0 million or 19% to P50.6 million from P42.6 million for the same period last year. Petroleum revenue increased by P7.4 million or 19% due to higher level of crude oil produced and better crude prices. The average price per barrel for the period ended March 31, 2008 was $85.195 compared to $52.199 for the same period last year. The combined production from Nido and Matinloc wells totaled 42,431 barrels for the quarter ended March 31, 2008, around 14% lower than the 49,251 barrels produced for the same period last year. Equity in net earnings of associate increased by P0.5 million due to the higher level of income booked by Penta Capital Investment Corporation. Interest income increased by P1.4 million.

Total costs and expenses increased by P3.50 million from P38.0 million for the quarter ended March 31, 2007 to P41.6 million for the quarter ended March 31, 2008. Interest and financing charges decreased by P0.2 million or 5% due to the lower level of borrowings. Operating costs increased by 20% due to the higher level of production cost. The Company's net income amounted to P9.1 million for the quarter ended March 31, 2008 compared to P4.6 million for the same period last year.

OPERATIONS REVIEW

Petroleum Projects

SERVICE CONTRACT NO. 6A (Octon)

The consortium and Vitol GPC signed a farm-in agreement and submitted the same to the Department of Energy (DOE) in March 2007 for approval. The joint venture also prepared, finalized and approved a

new Joint Operating Agreement (JOA) to govern all contractual affairs of the consortium. The DOE approved the farm-in of Vitol GPC on September 25, 2007.

Vitol GPC continues to evaluate the block while awaiting the delivery of the complete, seamless 3D seismic data set over the area in order to proceed with its joint field evaluation project.

SERVICE CONTRACT NO. 6 (Cadlao)

Exploration and production activities on the Cadlao Block remain suspended. Blade Petroleum and Venturoil have acquired the participating interest of Phoenix Energy Corporation in the Cadlao Block and have offered to reactivate the Cadlao Field. PHILODRILL is a non-paying party in SC 6 Cadlao Block holding a 1.65% revenue share in the gross proceeds from Cadlao field production.

SERVICE CONTRACT NO. 6B (Bonita)

The consortium is currently evaluating the offer made by Blade/Venturoil to conduct due diligence work in the block with an option to farm-in.

SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)

2007 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	2007 Total	*2006 Total*
January	0	7,868	7,868	*18,427*
February	12,288	8,774	21,062	*18,217*
March	12,494	7,565	20,059	*15,960*
April	11,980	7,536	19.516	*0*
May	1,152	10,764	11,916	*5,072*
June	11,843	7,121	18,964	*23,194*
July	12,542	6,272	18,814	*19,309*
August	0	4,192	4,192	*17,874*
September	12,678	5,990	18,668	*5,757*
October	12,612	5,290	17,902	*19,690*
November	0	4,458	4,458	*19,451*
December	12,536	8,293	20,829	*18,450*
Total	**100,125**	**84,123**	**184,248**	***181,401***

The combined oil production from the Nido and Matinloc Fields totaled 184,248 barrels in 2007, an increase of 1.6% from the fields' combined output of 181,401 barrels in 2006. The consortium completed a total of fifteen (15) shipments from the two fields in 2007 to Pilipinas Shell Petroleum Corporation (Shell).

To sustain economic levels of production and mitigate operational hazards at the fields, a new pump unit for the Nido B wells has been installed. At the Matinloc Field, the new fire deluge system is now on manual mode and fabrication of a control panel to fully automate the system is ongoing.

To maintain safe and environment-friendly operations, a comprehensive program for environment and operations monitoring and facilities maintenance and repair has been implemented. An independent team has been commissioned to study, review and conduct surveys on pollution and marine wildlife in the area, while facilities inspection and assessment studies to look at the integrity of existing subsea and topside production facilities are programmed for 2008. The underwater inspection of the Nido and Matinloc facilities will be undertaken in 2008 at a cost of US$600,000, while US$300,000 has been budgetted for the plugging and abandonment of the Pandan, Libro and North Matinloc wells in 2008.

SERVICE CONTRACT NO. 14 C-1 (Galoc)

Galoc Production Company (GPC) spudded the Galoc-3 well on October 7, 2007. After drilling the 17 ½-inch section of the well to a depth of 1,048 meters, the 30-inch and 13 3/8-inch casing were set, the wellhead latched, and the rig moved to the Galoc-4 well location.

GPC then spudded the Galoc-4 well on October 14, 2007 and was drilled through to the pilot hole where appraisal activities were undertaken. Data obtained from the pilot hole confirmed both reservoir properties and presence of hydrocarbons as anticipated in the Galoc Plan of Development.

Following the completion of the pilot hole, GPC kicked off the 12 ¼-inch hole section of the Galoc-4 well at 1,017 meters and reached the well's designated total depth of 4,400 meters on December 4, 2007. Galoc-4 was then drilled horizontally through 1,600 meters of reservoir section and, after setting the 5.5 inch pre-drilled liner, Galoc-4 was temporarily suspended.

Work on Galoc-3 re-commenced on December 9, 2007. However, due to a major operational difficulty, the original Galoc-3 hole had to be abandoned on December 17, 2007 and a sidetrack hole was spudded on December 19, 2007 and designated Galoc-3ST1. Upon reaching a final total depth of 4,185 meters on January 5, 2008, Galoc-3ST1 was then drilled horizontally through 1,300 meters of reservoir section. On January 7, 2008, the 5.5 inch pre-drilled liner was set on the Galoc-3ST1 horizontal section.

GPC then commenced completion of the wells with the installation of production tubings and subsea trees. Galoc-3ST1 was completed on February 19, 2008 and successfully flowed oil to the surface at a restricted rate of about 5,200 barrels of oil per day (BOPD), while Galoc 4 was subsequently completed on 24 February 2008 and likewise flowed oil to the surface at a restricted rate of 6,200 BOPD. The clean up flow operations confirmed the integrity of the Galoc-3ST1 and Galoc-4 well completions and their ability to flow oil to the floating production, storage and offloading (FPSO) vessel.

GPC completed installation of subsea mooring and riser system for the FPSO vessel on March 29, 2008. The FPSO vessel, Rubicon Intrepid, is currently in Batangas Bay where final conversion and pre-commissioning work are being undertaken. GPC has started preparations for the commissioning of the subsea equipment and hook-up to the FPSO vessel.

Once the FPSO is on-line, final clean-up and full testing will commence and first oil is expected by the end of May 2008. Steady state production should commence 3 weeks thereafter and the first Galoc crude cargo is anticipated in June 2008 or earlier depending on the flow rate.

GPC and the Filipino partners have entered into a Crude Agency Agreement with Vitol Asia Pte Ltd. (Vitol) for the marketing of their share of the Galoc production.

Looking forward, GPC has expressed readiness to proceed with Phase 2 of the project which will access additional reserves by drilling 2 new production wells and possibly 1 gas production and/or injection well. Phase 2 development is estimated to cost from US$120 Million to US$140 Million.

PHILODRILL holds a 7.0175% carried participating interest in the Galoc Block.

SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

US-based Pitkin Petroleum Limited has submitted a farm-in offer to carry the consortium through a 3-year multi-phased program in exchange for a 70% participating interest in the block. For Phase 1, Pitkin offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. In Phase 2, Pitkin offers to drill one (1) well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics. The proposed Phase 3 will involve the development of one (1) field up to commercial "first oil". The farming out parties will receive bonuses at production start-up and when cumulative production reaches specific milestones. However, Pitkin will not share in the abandonment cost of existing West Linapacan wells and, as such, Pitkin will only share in US$ 12 Million worth of historical cost which will only be assigned to Pitkin upon completion of Phase 3.

As of this writing, a full set of the final farm-in documents has been signed by all partners, except Oriental Petroleum and Minerals Corporation.

SERVICE CONTRACT NO. 41 (Sulu Sea)

Tap Oil has farmed out a 35% interest in the block to Salamander Energy Plc in exchange for the latter's contribution to the cost of seismic data acquisition and processing. Tap retained a 50% interest in the block.

The seismic survey commenced on May 7, 2007 and was completed on July 10, 2007, acquiring a total of 751 sq km of prime 3D data and 248 sq km of infill 3D data. Seismic data processing was undertaken in Singapore and completed towards the yearend.

In September 2007, Tap Oil informed the partners of the acceleration of the drilling schedule to the 2nd quarter 2008 to take advantage of the availability of a suitable rig in the area in that time frame. The drilling campaign involves drilling two wells back to back with the Filipino parties being carried on the first well but paying their respective shares in the second well. Cost of the first well is estimated at US$41.2 Million while the second well is estimated to cost US$36.98 Million, both on a dry well basis. A testing program will cost an additional US$12 Million to US$14 Million per well. PHILODRILL has a 3.398% participating interest in the block and will pay about US$1.7 Million in the second well. Tap Oil is now finalizing engagement of a drilling rig by June 2008.

SERVICE CONTRACT NO. 53 (Onshore Mindoro)

Pitkin Petroleum has offered to assume Laxmi's interests (70%) and operatorship of the block by carrying all the continuing partners (PHILODRILL, Basic Consolidated and Anglo Philippine Holdings) for a seismic program with a minimum commitment of US$3 Million.

Pitkin/Laxmi and the Filipino partners have formally submitted the Pitkin farm-in agreement to the DOE for approval, which remains pending to date.

SWAN BLOCK (Deepwater Northwest Palawan)

The SWAN consortium is awaiting PNOC-EC's reply to the proposed interest swap under which the consortium will acquire equity in SC 57 and SC 58 in exchange for the consortium's cost recovery account in the SWAN block and a portion of the consortium's equity in SC 14 (West Linapacan).

PNOC-EC has agreed in principle to the mechanism of the agreement but asked for ample time to conduct due diligence on the proposed swap.

INVESTMENTS IN AFFILIATES

Penta Capital Investment Corporation (PCIC), where the Company has a 40% equity interest, posted a consolidated net income of P18.9 million in 2007, 7% higher than the 2006 profit of P17.7 million. Gross revenues increased to P89.1 million in 2007 from P82.7 million in 2006. Additional information is also contained in Note 8 of the Report of the Independent Auditors.

The Company has **NO** direct equity interest in Penta Capital Finance Corporation and as such, **NO** disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Yearend/Interim Results

For the year ended 2007, the Company posted a net income of P28.0 million compared to a net loss of P175.8 million in 2006.

For the three-month period ended March 31, 2008, the Company posted net income of P9.1 million.

(3) Key Variable and Other Qualitative and Quantitative Factors

(a) Full Fiscal Year

The top five (5) key performance indicators of the Company are as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Current Ratio	0.59: 1	*0.74 : 1*	*0.36 : 1*
Current Assets	78,380,417	131,245,444	177,005,578
Current Liabilities	132,947,856	176,403,928	496,234,778
Debt to Equity Ratio	0.10: 1	*0.13 : 1*	*0.28 : 1*
Total Liabilities	136,419,392	177,447,064	496,894,593
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Equity to Debt Ratio	10.25: 1	*7.75 : 1*	*3.61 : 1*
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Total Liabilities	136,419,392	177,447,064	496,894,593
Book Value per Share	*0.00911 (new par)*	*0.00896 (new par)*	*1.17016 (old par)*
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Average shares outstanding	153,495,044,287	153,494,401,600	1,534,944,016
Income (Loss) per Share	0.0002 (new par)	*(0.0011) (new par)*	*0.0018 (old par)*
Net Income (Loss)	28,055,657	(175,766,114)	2,744,795
Average shares outstanding	153,495,044,287	153,494,401,600	1,534,944,016

Current Ratio amounted to 0.59: 1 as of December 31, 2007, 0.74:1 as of December 31, 2006; and 0.36:1 as of December 31, 2005. The Company's current liabilities exceeded its current assets by P54.6 million as of December 31, 2007; P45.2 million as of December 31, 2006 and P319.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed in the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P115.2 million as of December 31, 2007, P111.9 million as of December 31, 2006 and 243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.46:1 as of December 31, 2007; 1.38:1 as of December 31, 2006 and 0.85:1 as of December 31, 2005.

The Company has a wholly-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	December 31, 2007
Current Ratio	*0*
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	*0*
Total Liabilities	0
Stockholders Equity	5,492,852
Equity to Debt Ratio	*0*
Stockholders Equity	5,492,852
Total Liabilities	0
Book Value per Share	*0.00044*
Stockholders Equity	5,492,852
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity - the information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations - the information required by this item is contained in Notes 2, 11 and 13 to the Company's 2007 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P2.293 billion as of year-end 2005 to P1.552 billion as of year-end 2006. From the December 31, 2006 balance, total assets further decreased by P17.7 million to its December 31, 2007 balance of P1.535 billion.

- Cash account decreased by P3.4 million from P8.7 million as of December 31, 2005 to P5.2 million as of December 31, 2006. Cash further decreased by P1.4 million from its December 31, 2006 balance to December 31, 2007 balance of P3.8 million. The decrease was due to the payment of certain accounts.

- Receivables decreased by P21.4 million from its year-end 2005 balance of P100.0 million to year-end 2006 balance of P78.6 million due to collection of accounts. The year-end 2006 balance decreased by P21.2 million due to the conversion of its receivable from an affiliate into shares of stock booked as of December 31, 2007.

- Crude oil inventory as of year-end 2005 increased by P10.4 million or 535% due to higher level of inventory as of year-end 2006. As of December 31, 2007, lower level of crude oil inventory was booked, the year-end 2006 balance of P12.4 million decreased to P9.7 million.

- Other current assets decreased by P0.03 million or 19% due to the lower level of office supplies inventory from its December 31, 2005 balance of P0.16 million to December 31, 2006 balance of P0.13 million. It further decreased by 7% as of December 31, 2007.

- Investments in associates decreased by P726.1 million or 78% from the year-end 2005 balance of P929.4 million to year-end 2006 balance of P203.3 million due to the Company's sale of EPHI holdings. While the year-end 2006 balance increased by P8.3 million to year-end 2007 balance of P211.6 million mainly due to the equity share in affiliates' earnings booked in 2007.

- Property and equipment decreased by P15.1 million from the year-end 2005 balance of P296.4 million to year-end 2006 balance of P281.3 million. It further decreased by P3.3 million from its year-end 2006 balance to year-end 2007 balance of P278.0 million. The decreases were due to adjustments and disposal booked during the period.

- Available-for-sale (AFS) investments increased by P43.6 million or 52% from its year-end 2005 balance of P84.5 million to year-end 2006 balance of P128.1 million due to the adjustment on the valuation reserve pertaining to the listed stock investments of the Company. While for year-end 2006 to year-end 2007 balance, a net decrease of P2.0 million was reflected. During the period, the Parent company sold its investment in Anglo Philippine Holdings Corporation and other AFS investments; and converted its receivables from United Paragon & Mining Corporation into shares of stock of the latter.

- Investment property decreased by P0.2 million or 50% from its year-end 2005 balance of P0.325 million to year-end 2006 balance of P0.164 million due to depreciation booked during the period. It further decreased by P.04 million or 23% to its December 31, 2007 balance of P0.125 million.

- Other non-current assets increased by P1.0 million or 1524% from its year-end 2005 balance of P0.064 million to year-end 2006 balance of P1.05 million due to other deferred charges booked during the period. While for year-end 2006 to year-end 2007 balance of P0.8 million, a decrease of P0.26 million was reflected due to the amortization of other deferred charges during the period.

a. Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006, and it further decreased by P43.4 million which brought the year-end 2007 balance to P132.9 million.

  - Loans payable and current portion of long-term debt decreased by a total of P11.1 million, from its year-end 2005 balance of P113.2 million to year-end 2006 balance of P102.1 million mainly due to the amortizations paid during the period. From year-end 2006 balance to year-end 2007 balance of P88.7 million, a net decrease of P13.4 million was reflected also due to payments made during the period.

  - Trade and other payables decreased by P87.2 million or 74%, from its year-end 2005 balance of P118.2 million to year-end 2006 balance of P31.0 million due to settlement of some accounts. For year-end 2006 balance to year-end 2007 balance of P19.8 million the decrease of P9.6 million was also due to payments made during the period.

  - Advances from related companies decreased by P222.1 million from its year-end 2005 balance of P257.6 million to year-end 2006 balance of P35.4 million. It further decreased by P19.7 million from its year-end 2006 balance to year-end 2007 balance of P15.8 million. The decreases were due to payments made during the period.

  - Additional information is also contained in Notes 12 and 16 of the Report of the Independent Auditors for 2007.

  - Income tax payable increased by P0.6 million or 112% from its year-end 2005 balance of P0.539 million to year-end 2006 balance of P1.1 million, due to higher level of income subjected to minimum corporate income tax (MCIT). For year-end 2007, income tax payable was decreased by P1.1 million due to the application of the creditable income tax to the MCIT payable.

  - From year-end 2005 balance of P0.659 million, Pension liability increased by P0.4 million or 58% due to accrual of additional liability as of year-end of 2006. Due to the additional accrual taken up for the year 2007, pension liability increased by P2.4 million from its year-end 2006 balance of P1.0 million to year-end 2007 balance of P3.5 million.

b. Stockholders' equity decreased by P421.3 million or 24% from its year-end 2005 balance of P1.796 billion to year-end 2006 balance of P1.375 billion. While for year-end 2006 to year-end 2007, the stockholders' equity increased by P23.3 million.

   - Subscribed capital stock decreased by P45.6 million from its year-end 2005 balance of P52.9 million to year-end 2006 balance of P7.3 million due to issuance of shares on fully paid subscriptions. It further decreased by P1.5 million from year-end 2006 to year-end 2007 balance, also due to issuance of shares that were fully paid during the period.

   - Subscriptions receivable decreased by P0.9 million from its year-end 2005 balance of P2.1 million to year-end 2006 balance of P1.2 million. It further decreased by P0.3 million as of year-end 2007. The decreases were due to collections made during the period.

   - Share in associate's revaluation increment totaling to P294.9 million was debited due to the Company's sale of EPHI holdings in 2006.

   - Retained earnings decreased by P176.0 million from its year-end 2005 balance of P98.2 million to year-end 2006 deficit balance of P77.6 million the decrease was due to the net loss booked for 2006. While for year-end 2006 to year-end 2007, Retained earnings increased by P28.0 million due to the net income booked for 2007.

c. Gross revenues in 2007 totaled P201.3 million as compared to P164.3 million in 2006 and P133.5 million in 2005. The increase in revenues was accounted for mainly by the higher income from petroleum operations primarily by the higher crude prices. The average price per barrel in 2007 was US$64.23 as compared to US$ 55.91 in 2006 and US$ 45.56 in 2005.

   Equity in net earnings of associates amounted to P8.3 million in 2007, P5.8 million in 2006 and P38.3 million in 2005. Interest and other income totaled to P5.5 million in 2007, P11.5 million in 2006 and P16.5 million in 2005. For 2007, P18.9 million gain on sale of property was booked.

d. Total costs and expenses totaled to P172.1 million in 2007, P337.4 million in 2006 and P130.0 million in 2005. For 2006, a P194.9 million loss was booked on disposal of the EPHI investment. Share in production and depletion costs amounted to P122.2 million in 2007, P89.7 million in 2006 and P53.8 million in 2005. The increase was due to higher level of production costs. Interest and financing charges amounted to P16.4 million in 2007, P23.0 million in 2006 and P48.6 million in 2005. The decrease in interest was due to lower level of borrowings. General and administrative expenses totaled to P32.9 million in 2007, P29.9 million in 2006 and P23.0 million in 2005. For 2006, P3.4 million provision for doubtful accounts was booked. Provision for probable loss on deferred oil exploration and development charges amounting to P4.6 million was booked in 2005.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

(2) Interim Periods

Interim financial statements as of March 31, 2008 are included in this report

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

   There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments and/or assets, or to avoid incurring these expenditures altogether by way of farm-outs.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash decreased by P0.3 million or 8% due to payment of accounts.

   Receivables increased by P15.4 million or 27% due to additional trade receivables booked as of March 31, 2008.

   Crude oil inventory decreased by P9.3 million or 96% due to lower level of crude oil booked as inventory as of March 31, 2008.

   Other current assets increased by P0.05 million due to additional prepaid expense booked during the interim period.

   Available for sale investments reflected a decrease of P15.0 million or 12% mainly due to the adjustment in the valuation reserve pertaining to the listed stock investments.

   Current portion of long term debt decreased by P3.0 million due to the payments made during the interim period.

   Subscribed Capital Stock decreased by P5.7 million due to the issuances of shares of stock during the interim period.

   Unrealized losses on decline in market value of investments increased by P15.0 million or 17% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

   Retained Earnings increased by P9.0 million due to the net income booked for the interim period.

   Petroleum revenues increased by P7.4 million due to higher crude prices. Total production for the quarter ended March 31, 2008 was 42,431 barrels as compared to 49,251 barrels for the same period last year.

   Equity share in net earnings of associates increased by P0.5 million due to higher level of income of Penta Capital Investment Corporation for the interim period.

   Interest income increased by P1.4 million.

   Share in costs and operating increased by 20% due to higher level of production costs during the interim period.

   Interest and financing charges increased by P0.2 million due to higher level of borrowings during the period.

   General and administrative expenses decreased by P1.6 million or 17%.

Net income amounted to P9.1 million for the quarter ended March 31, 2008, as compared to P4.6 million for the same period last year.

7. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

Properties

The information required by Item 2 is contained in Note 7 to the Company's 2007 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC/GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC6A (Octon)	44.43000%	P 466,314
SC41 (Sulu Sea)	3.39800	147,272
GSEC98 (Onshore MIndoro)	22.00000	82,577
Swan Block (NW Palawan) Unified	32.97500	99,332
SC6B (Bonita)	21.87500	18,203
Others		25,998
	Total	P 839,696

Employees

As December 31, 2007, the Company has 26 employees. The Company plans to hire three (3) additional personnel within the ensuing twelve (12) months.

IV. Brief Description of the General Nature & Scope of Business of the Company

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and

development as one of its secondary purposes. On 24 October 2007, the Board of Directors approved the amendment of the Company's primary purpose clause back to petroleum and mineral exploration and development. This amendment was submitted and approved by the stockholders on 16 January 2008 and is now pending approval by the SEC.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE). The Company also holds minor equity interests in Atlas Consolidated Mining & Development Corporation, Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

The Company owns 40% of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

V. Market Price and Dividends

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2007and 2006 and the first quarter of the current year 2008, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2008 (new par P0.01)	First Quarter	P0.034	P0.025
2007 (new par P0.01)	First Quarter	P 0.014	P 0.011
	Second Quarter	0.028	0.013
	Third Quarter	0.027	0.016
	Fourth Quarter	0.031	0.026
2006 (old par P1.00)	First Quarter	0.560	0.350
	Second Quarter	1.760	0.510
	Third Quarter	1.400	0.990
	Fourth Quarter	1.040	0.900

(2) Holders

There were 9,540 shareholders of record as of December 31, 2007. Common shares outstanding as of December 31, 2007 totaled 153,495,044,287 shares.

On November 29, 2006, SEC approved the Company's amendment of its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from P1.00/share to P0.01/share. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares maybe issued to either Philippine or foreign nationals. SEC approved the last registration of the capital stock on January 27, 1994.

Top 20 stockholders as of December 31, 2007 (new par value – P0.01):

NAME	NO. OF SHARES HELD	% TO TOTAL
1. PCD NOMINEE CORPORATION	89,486,249,175	58.2993
2. VULCAN INDUSTRIAL & MINING CORP.	16,588,287,159	10.8071
3. NATIONAL BOOKSTORE, INC.	12,859,864,695	8.3780
4. ALAKOR CORPORATION	5,115,639,206	3.3327
5. ALAKOR SECURITIES CORPORATION	2,422,303,400	1.5781
6. WEALTH SECURITIES, INC.	958,486,326	0.6244
7. TRAFALGAR HOLDINGS PHILS., INC.	754,082,100	0.4912
8. TERESITA DELA CRUZ	662,172,800	0.4313
9. DOMINGO U. LIM	660,000,000	0.4299
10. ALSONS CONSOLIDATED RESOURCES	566,720,000	0.3692
11. CONRADO S. CHUA	490,565,136	0.3195
12. RCBC TA# 72-230-8	385,482,500	0.2511
13. NICASIO ALCANTARA	363,200,000	0.2366
14. ALBERT AWAD	351,561,991	0.2290
15. RCBC TA# 32-314-4	336,882,100	0.2194
16. ALBERTO MENDOZA &/OR JEANIE MENDOZA	317,910,514	0.2071
17. CHRISTINE CHUA	254,097,005	0.1655
18. PHIL. REMNANTS CO., INC.	188,247,468	0.1226
19. AYALA CORPORATION	188,068,125	0.1225
20. ANITA N. TY	179,929,796	0.1172

(3) Dividends

NO dividends were declared during the last two (2) years 2006 and 2007 and the first quarter of the current year 2008.

The Company's ability to declare and pay dividends is restricted by the availability of funds, balance of the Retained Earnings and the provision of existing loan agreements.

VI. Corporate Governance

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's Corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of its Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

FILE

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

1 2 / 3 1	SEC Form 17-A (2007)	
Month *Day*	FORM TYPE	*Month* *Day* Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9540	P88.7 million	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

BUREAU OF INTERNAL REVENUE REGION 7, QUEZON CITY RECEIVED RDO 41 MANDALUYONG CITY ASSESSMENT SECTION

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2007

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization
6. ____________ (SEC Use Only) — Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of shares of Common Stock Outstanding
153,495,044,287

11. Are any or all of these securities listed on the Philippine

Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P3,435,248,443.00

Documents incorporated by reference:

(1) The Company's 2007 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(a) Description of Business

(1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corporation.; Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

PETROLEUM PROJECTS

1.0 SERVICE CONTRACT NO. 6A (Octon)

PHILODRILL, in its Exploration Operations Review for 2006, reported the completion by Vitol GPC SA of their initial G & G studies including, among others, a full 3D seismic data interpretation of the

Octon structure, advanced core studies, reservoir modeling and simulation and facilities design. Vitol GPC's initial evaluation of the Octon Field development options, which were at that time mostly geared toward a joint Galoc-Octon development, proved to give preferential advantage to Galoc over Octon, and that a stand-alone development scheme for the Octon Field may be the better option.

With renewed optimism buoyed by the favorable computed reserves and additional potential from their modeling of Octon, Vitol GPC submitted a revised farm-in proposal expressing desire to continue to optimize the Octon development options, and at the same time, to re-focus on exploration of other areas outside of the Octon area. The consortium accepted Vitol GPC's proposal; the farm-in agreement was signed and eventually submitted to the Department of Energy (DOE) in March 2007 for approval. While waiting for the DOE's acceptance of the farm-in, Vitol GPC continued with their technical evaluation of the whole SC 6A Block.

On the development options for the Octon Field, Vitol GPC engaged two facilities consultancy groups to review all available development schemes for the field. These companies, Crondal Energy of the UK and Global Process Systems based in Dubai, both recommended a stand-alone option either with a simple buoy mooring system attached to a FPSO (floating production and storage offloading) system, or an unmanned structure with a concrete subs-sea crude oil storage facility for offloading to sea-going vessels. Another option that Vitol GPC is considering is the use of a cheaper integrated production umbilical system that can be connected to a flowline and tied back to the Galoc Field.

Parallel to the Octon Field development approach, Vitol GPC proposed to do a staged work program which will include a preliminary review and synthesis of the extensive SC 6A database, a comprehensive review of the exploration potential of the block, generate a portfolio of exploration targets and drill a well either in the Octon structure or somewhere else in the block. Vitol GPC offered to carry the partners up to the first stage of development if the drilling campaign results are positive.

For the first stage of the new farm-in commitment, Vitol GPC engaged the services and expertise of P.T. Horizon Geoconsulting, a Jakarta-based support company, to generate a database and undertake preliminary evaluation works. The initial results confirmed the presence of a number of prospects and leads that have been identified in earlier works, including the Barselisa Structure which is by far seen as the primary prospect that they felt warranted further additional studies. An

addition, Vitol GPC had identified a series of small culminations in the vicinity of the Octon structure which could add value in case of a development. Also, a potential for a stratigraphic play pinching out against the nearby Gintu High was identified.

Alongside the farm-in negotiations, the Joint Venture prepared, finalized and approved a new Joint Operating Agreement (JOA) which will govern all the contractual affairs of the consortium. The DOE finally approved the farm-in of Vitol GPC on September 25, 2007.

Towards the end of 2007, Vitol GPC formed a team of geoscientists and engineers tasked to evaluate the prospectivity of the Octon area in conjunction with the Galoc Field. This will entail detailed interpretation of a critical sector of the 3D seismic data acquired by GECO-Prakla for the SC 6A and SC 14 consortia in 1997. As of time of writing, the farminee was still waiting for the delivery of the complete, seamless 3D seismic 32-bit data set in order to proceed with the joint field evaluation project.

2.0 SERVICE CONTRACT NO. 6 (Cadlao)

Exploration and production activities on the Cadlao Block remain suspended. Oriental Petroleum & Minerals Corp. (Oriental) which took over the operatorship of the block from PHILODRILL, however, continued to promote the area to potential farminees.

Towards the end of 2007, Blade Petroleum and Venturoil included the Cadlao area among the several petroleum blocks in the NW Palawan shelf that they are considering to farm-in into and have expressed their interest to reactivate the Cadlao Field. The field last produced in 1991.

PHILODRILL is a non-paying party in SC 6 Cadlao Block, holding a 1.65% revenue share in the gross proceeds from Cadlao field production. The company is presently evaluating an offer from Blade/Venturoil to buyout the 4.95% overriding royalty interest on the block that PHILODRILL equally shares with Philex Mining Corporation and Trans-Asia Oil & Energy Development Corporation. In the 2nd half of 2007, they bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block.

3.0 SERVICE CONTRACT NO. 6B (Bonita)

During the second quarter of 2007, Venturoil, in partnership with the Australia-based Blade Petroleum, extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita Block. PHILODRILL as operator of the block started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade/Venturoil a 3-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita Block, the Blade/Venturoil's studies also cover the Tara, Libro, North Matinloc and Block D – Retention Block, all under Service Contract 14.

Blade/Ventuoil subsequently revised their proposal to an option to farm-in. The consortium is currently evaluating the revised proposal.

4.0 SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)

Operations Review

The combined oil production from the Nido and Matinloc Fields totaled 184,248 barrels in 2007, an increase of 1.6% from the fields' combined output of 181,401 barrels in 2006. In terms of their individual performance, the drop in the Nido field output, largely due to the longer time of waiting for an available cargo vessel, was compensated by an increase in the Matinloc production.

2007 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	2007 Total	*2006 Total*
January	0	7,868	**7,868**	*18,427*
February	12,288	8,774	**21,062**	*18,217*
March	12,494	7,565	**20,059**	*15,960*
April	11,980	7,536	**19.516**	*0*
May	1,152	10,764	**11,916**	*5,072*
June	11,843	7,121	**18,964**	[illegible]
July	12,542	6,272	**18,814**	[illegible]
August	0	4,192	**4,192**	[illegible]

September	12,678	5,990	**18,668**	*5,757*
October	12,612	5,290	**17,902**	*19,690*
November	0	4,458	**4,458**	*19,451*
December	12,536	8,293	**20,829**	*18,450*
Total	**100,125**	**84,123**	**184,248**	***181,401***

The consortium completed a total of fifteen (15) shipments from the two fields in 2007, all with Pilipinas Shell Petroleum Corporation (Shell). Both fields are currently being produced under a new one-year crude oil sales agreement with Shell signed last January 29, 2008. The consortium is committed to deliver to Shell a nominated volume of 200,000 barrels of crude, subject to ten percent (+/- 10%) operational tolerance. Earlier, in November 2007, the consortium renewed its contract for carriage with Delsan Shipping for the transport and delivery of the Nido crude to the Shell refinery in Batangas.

PHILODRILL continued to implement projects aimed at sustaining economic levels of production and mitigating operational hazards at the fields. In April 2007, Leistritz of Germany started fabrication of a 3-phase pump system that will be installed at the Nido B wells to boost production. The new pump unit had since been fabricated, shipped and installed at the field in September 2007. An engineer from the fabricating company will commission the pump unit by early 2008.

Over at the Matinloc Field, the new fire deluge system for the Matinloc Platform was completed in the 4th quarter and is operational already, although on manual mode. Fabrication of the control panel, a requisite to fully automate the system, is presently ongoing.

In order to maintain safe and environment-friendly operations, the SC 14 Nido and Matinloc Consortia approved the implementation of a comprehensive program for environment and operations monitoring and facilities maintenance and repair. In late 2007, an independent team was commissioned to study, review and conduct surveys on pollution and marine wildlife in the area. Likewise, facilities inspection and assessment studies that will look at the integrity of the existing subsea and topside production facilities are also programmed for implementation in 2008. The ManCom has programmed the underwater inspection of the Nido and Matinloc facilities during the first semester of 2008 at a cost of USD 600,000. In addition, it has set a budget of USD 300,000 for the plugging and abandonment of the Pandan, Libro and North Matinloc wells sometime 3rd quarter 2008.

5.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

Galoc Development Drilling

During the first quarter of 2007, block operator Galoc Production Company (GPC) continued with their preparations for the Galoc development drilling program. Initially scheduled for the third quarter 2007, the drilling campaign schedule further slipped as the drilling rig availability had been moved back several times due to delays in its prior drilling commitments. As a result, the drilling rig "Energy Searcher" would only become available to GPC by first week of October to drill the programmed two horizontal development wells. While waiting for the rig, all the remaining contracts for facilities and services have been finalized. In addition, GPC entered into a Crude Agency Agreement with Vitol Asia Pte Ltd. (Vitol) for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including PHILODRILL. The Filipino partners subsequently signed up with GPC to have Vitol market their share of the crude production as well.

In March 2007, a drilling consultant for GPC conducted a review and sampling of the Galoc and Octon cores stored at the DOE Energy Data Center as part of the operator's drill mud optimization and formation damages studies. This was followed in May 2007 by a comprehensive review by an expert sedimentologist of all available core and rock materials to verify existing facies descriptions and interpretations vis-à-vis the GPC's latest facies model for the Galoc Clastic Unit reservoir. Both studies were envisaged to greatly contribute to the success of the Galoc development drilling campaign.

The first phase of the Galoc development will involve the drilling of a deviated pilot well in to the southern portion of the reservoir prior to the drilling of 2 horizontal production wells. Drilling will follow a batch program whereby the top holes of the production wells will be drilled prior to the pilot hole and horizontal wells. As planned, the Pilot Hole will be drilled from the Galoc -4 location to confirm potential reserves in the southern sector of the field. Core and fluid samples, wireline logs and subsurface measurements from the pilot hole are expected to provide critical reservoir quality information for optimum field development.

The drilling rig finally arrived at the Galoc location on October 4, 2007. GPC spudded the Galoc -3 "top hole" on October 7, 2007 in water depths of 304.5 meters (999 feet). After drilling the 17 ½-inch section of the well to a depth of 1,048 meters (3,438 feet), the 30-inch and 13 3/8-inch casing were set, the wellhead latched, and the rig moved to the Galoc -4 location. All depths are true vertical depths measured from the drill deck.

GPC spudded the "top hole" of the Galoc -4 on October 14, 2007. The Pilot Hole was drilled at this location. The appraisal activities undertaken in the pilot hole were completed and the well

plugged back to the 13 3/8-inch casing shoe on November 11, 2007. The pilot hole confirmed both reservoir properties and presence of hydrocarbons as anticipated in the approved Galoc Plan of Development. Some of the encouraging results from the pilot hole are the following:

- Oil saturation was higher than expected
- Observed porosity and permeability in the Roo-1 Channel increased
- Penetrated some 70 meters of high sand content formation
- Some 20 meters of the 35 m oil column intersected is a single sand body – the thickest sand development seen in the field thus far
- Recoverable reserves in the Roo-1 Channel are likely to increase.

Following the completion and P & A of the pilot hole, GPC kicked off the 12 ¼-inch hole section of the Galoc -4 well at 1,017 meters measured depth (MD) just below the shoe on November 12, 2007. The well reached its designated total depth of 4,400 meters MD (approx. 2,190 meters TVD) on December 4, 2007. Subsequently, the 5.5 inch pre-drilled liner was set and the well temporarily suspended.

Work on the Galoc -3 production well re-commenced on December 9, 2007 with the installation of the blowout preventer stack on the marine riser. The well stood at a depth of 1,048 meters when it was suspended on October 13, 2007 to pave the way for the drilling of the Galoc -4 "top hole" and the pilot hole as per batch drilling program.

A major operational glitch further added to the delays in the drilling campaign brought about by severe weather disturbances that hit the area. The Galoc -3 well was abandoned on December 17, 2007 after efforts to free the stuck drilling string resulted in the entire bottom hole assembly being left in the hole. The Galoc -3 Sidetrack 1 (Galoc -3 ST1) well was spudded on December 19, 2007 and reached its final total depth of 4,185 m MD on January 5, 2008. It was decided to TD the well since further drilling was hampered by difficulties in drilling through dipping and soft formation. Galoc -3 ST 1 drilled horizontally through 1,300 meters of reservoir section which, while less than the targeted section of 1,600 meters, is sufficient to exceed the requirements set for the well. As with the Galoc -4, the initial results from analysis of LWD data on the Galoc -3 ST1 well indicate better than expected results. Another Galoc Project milestone was achieved on January 7, 2008 with the landing and setting of the 5 ½ -inch pre-drilled liner on the Galoc -3 horizontal section. This event concluded the drilling activities associated with the Galoc Development – Phase 1.

Well Completion, Subsea Installation and FPSO Hook-up

The drill ship "Energy Searcher" remained in the location for the installation of the subsea trees and completion and flow cleaning of the wells. Galoc -3 ST 1 was completed and flow cleaned first. The well successfully flowed oil to the surface at a restricted rate of about 5,200 barrels of oil per day on a 48/64-inch choke during clean up flow operations carried out from February 20 – 21, 2008. The clean up flow confirmed the integrity of the Galoc -3 ST 1 completion and its capability to flow to surface to the FPSO. Samples of the crude produced were collected for marketing purposes.

Immediately after the installation of the tree cap on the first production well, GPC followed with the completion and clean-up flow of the Galoc -4 well. Galoc -4 flowed oil to the drilling rig at a restricted rate of 6,150 barrels per day with a choke setting of 52/64-inch on February 25, 2008. As with the Galoc -3 ST 1, this flow confirmed both well and completion integrity and the ability of the well to flow oil to the FPSO. The clean up flow and core analysis data for both wells indicate a conservative increase from 10MM bbl recoverable reserves to 14 MM bbl recoverable.

Demobilization of the "Energy Searcher" commenced on February 26, 2008 and the rig finally sailed on February 29 for El Nido, Palawan to backload all equipment used in the operations prior to sailing back to Singapore. The drillship came on hire to the project on September 24, 2007. It was finally released from service to the project on March 7, 2008 when it finished offloading at Singapore, for a total of 165 days on-hire with no lost time incident.

GPC commenced the installation of subsea mooring and riser system for the FPSO using the construction vessel "Lewek Champion" which arrived at the Galoc location on March 2, 2008. The work involved installation of over 1,200 tons of equipment on the seabed some 290 meters below the surface. The installation work was concluded on March 29, 2008.

As of time of writing, GPC had started preparations for the hook up and eventual commissioning of the FPSO "Rubicon Intrepid" which is currently located in Batangas Bay where final conversion and pre-commissioning work is being undertaken. Once hooked up, commissioning of the subsea equipment will be undertaken.

RFSU (ready for start-up) and commencement of extended production testing are expected by third week of April 2007. Once the FPSO is on line, final clean-up and full testing will commence, giving First Oil towards the middle of May 2008 based on the latest information. Steady state production should commence after 3 three weeks from RFSU. The first Galoc crude cargo is anticipated in June 2008 or earlier depending on the flow rate.

Forward Program

Having expressed satisfaction with the positive results of the drilling and development work on Galoc Phase 1, the operator, GPC has expressed readiness to proceed with Phase 2 of the project, with the end view of accessing additional reserves (the Roo 3 Channel and the western fronts of the Roo 1 and Roo 2 Channels) and accelerating oil recovery. The overall concept is to drill 2 new production wells and possibly 1 gas production and/or injection well. The operator will submit the work program and budget requirements (initially placed at USD 2.954 MM) for the initial Phase 2 pre-sanction activities that include subsurface, well construction and facilities studies, project management and provisions for contingencies. Ball park estimates for the Phase 2 development is placed at around USD 120 – 140 MM. GPC volunteered to raise the financing for Phase 2 for all the partners at similar terms to their Phase 1 financing. Under the proposed Phase 2 development, PHILODRILL is expected to share between USD 8.4 – 10 MM at current costs, with an initial cash out of between USD 3 – 3.5 MM with the balance being financed, possibly under the GPC-offered financing package. PHILODRILL plans to pay for its equity portion of the project cost out of the expected revenues from Galoc Phase 1.

Galoc Production Economics

Assay results of the collected samples indicate the Galoc crude to be fairly light at 36.1 o API gravity with moderately high sulfur content of 1.9%. This would place the crude similarly with the Arabian light crudes. A check with the market gives an early indicative pricing for "Palawan Light" (the name under which the Galoc crude is being marketed) a price pegged at Dubai +5.20 or at prices just 1 USD below Brent crude.

Philodrill now holds a 7.0175% carried participating interest on the Galoc Block including the newly purchased equity of Phoenix Gas & Oil Exploration Co. Inc.

6.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In January 2007, US-based Pitkin Petroleum Limited submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. PHILODRIILL was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed their intention to farm-in, PHILODRILL also received expressions of interest from Singapore-based Pearl Oil and Yilgarn Gold Limited of Australia to evaluate the West Linapacan Block. Eventually, Yilgran and Pearl Oil decided not to pursue their interest while Pitkin submitted a revised farm-in proposal for the partners' consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, the farminee offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill 1 well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of 1 field up to commercial "first oil", again the conduct of which is a the discretion of the farminee.
In a partners meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the partners asked for the reduction of the time frame for the farm-in program from Pitkin's 6 years to 3 years. The partners also asked for a 50% - 50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The partners likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the P & A of the existing wells, thus paving way for protracted negotiations. Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately USD 80 MM would be excluded from the farm-in. In effect Pitkin would only share in effectively USD 12 MM of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".

Early this year, a full set of the final farm-in documents was circulated for execution and signing by the partners. As of time of writing, the documents are still with Oriental Petroleum and Minerals Corporation, the last signatory.

7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

The DOE, in their letter to block operator Tap (Philippines) Pty Ltd dated 23 January 2007, approved the extension of Contract Year 9 by a period of 12 months ending on May 10, 2008. As a consequence of such extension, Contract Year 10 now commences on May 10, 2008 and ends

on May 10, 2009. The DOE likewise approved the deferment of the 25% relinquishment of the original area after the conclusion of the 3D seismic data interpretation, as Tap requested, but no later than the end of 2007.

In February 2007, Tap entered into a farm-out agreement with Salamander Energy Plc. Under the agreement, Salamander earned 35% interest in SC 41 for contributing to the cost of the forward work program including the planned seismic acquisition and processing. Tap retained 50% of its original earned 85% interest, as well as the operatorship of the block.

Tap Oil and Salamander Energy Plc commenced their seismic data acquisition on May 7, 2007 using Veritas' M/V Voyager. The survey was completed on July 10, 2007, acquiring a total of 751 sq km of prime 3D data and 248 sq km of infill 3D data. Seismic data processing in Singapore was completed towards the yearend. Salamander bankrolled the greater part of the costs of the 3D seismic program as its commitment for the farm-in into the SC 41 Block.

In a meeting held on September 15, 2007, Tap informed the partners of the acceleration of the drilling schedule to April 2008. This was brought about by the availability of a suitable rig in the area in that time frame. Earlier in the month, Tap issued the AFE for Well Planning which is essentially for the planning, basic engineering and procurement of long lead items for the drilling campaign.

Tap advised the partners of the plan for the drilling of two wells back to back. They proposed to drill the second Tap on a sole risk basis with Salamander but would allow the Filipino partners to back-in by paying the back-in penalty of 1200% on the carried cost of the second well out of production. They are now finalizing negotiations for a drilling rig to be mobilized in the area by June 1, 2008. They are also finalizing work to rank the top 4 prospects identified in the 3D seismic data acquired last year.

Early this year, Tap submitted the budget requirement for the drilling campaign. This includes a firm budget of USD 41.2 MM representing G & G and the cost of the first well(dry well basis) and a contingent budget of USD 36.98MM for the second well (dry well basis). There would be an additional unbudgeted cost of about USD 12-14 MM per well should a testing program be undertaken. PHILODRILL has a 3.398% participating interest in the block. As PHILODRILL is only carried in the first well, the company has to pay about USD 1.7 MM in the second well.

8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

Block Operator Laxmi Organic Industries (Laxmi) reported that for the most part of the first quarter, they have integrated the results of the recently completed geochemical survey with geological and geophysical data. The initial results of the geochemical sampling, alongside the satellite imagery data reprocessing, validated a lot of the prospects and leads previously identified in the Mindoro Block. Laxmi presented the results of these works to the DOE and had negotiated that these works be accepted as compliance for the Phase 1 work obligations of the consortium for the block under the service contract.

Lundin Petroleum expressed interest in the Onshore Mindoro block and had signed a confidentiality agreement with Laxmi. Representatives of Lundin visited Manila in March 2008 to do due diligence work on the block. They subsequently declined to farm-in in to the block.

In June 2008 during a meeting with partners Basic Consolidated and PHILODRILL, Laxmi indicated that they are withdrawing from the block. The partners requested Laxmi to provide them with their financial, legal and technical records of the block.

In a letter to the DOE dated June 29, 2007, Laxmi requested for a 2-month extension on the decision deadline to proceed to Sub-Phase 2 of the contract. The DOE granted the operator a 60-day extension from July 9, 2007 during which the DOE expected to receive from Laxmi a definitive farm-in agreement with a qualified exploration company. Laxmi's farming-out was part of its plan to exit from SC 53.

Pitkin Petroleum had proposed to assume Laxmi's interests and the operatorship of the block by carrying all the continuing partners (PHILODRILL, Basic Consolidated and Anglo Philippine Holdings) for a seismic program with a minimum commitment of USD 1.5 MM, subject to the DOE's acceptance of the seismic work program. They proposed to pay 100% of the program costs to earn 70% interest on the bloc.

On September 6, 2007, Pitkin/Laxmi and the Filipino partners formally submitted the Pitkin farm-in agreement to the DOE for approval. Early this year, Pitkin expressed interest to double the expenditure for the seismic program to USD 3MM. To date, the farm-in agreement is pending approval with the DOE.

9.0 SWAN BLOCK (Deepwater Northwest Palawan)

In January 2007, lead applicant PHILODRILL explored the possibility of including the SWAN Consortium in Service Contracts 57 and 58 through a letter to PNOC – Exploration Corporation. Under the proposed participation set-up, PHILODRILL will get 15% carried interest in each of SCs

57and 58 to be taken from PNOC-EC's carried interests. In exchange, PHILODRILL will assign to PNOC-EC 5% participating interest in SC 14 – West Linapacan Block. One advantage of the proposed arrangement is that both the SC 57 and SC 58 consortia will gain from the cost recovery pool of about USD 23 MM that the SWAN Block will be contributing, as well as gain access to PHILODRILL's extensive database on the SWAN Block.

PNOC-EC agreed in principle to the mechanism of the agreement but have asked that they be given ample time to conduct due diligence to valuate the 5% West Linapacan equity in order to justify the 15% equity that they will give up in return to the SWAN Block consortium.

For the rest of 2007, PNOC-EC continued to review the PHILODRILL offer. To date, however, the company has not received any firm indication of PNOC-EC's response.

INVESTMENTS IN AFFILIATE

Penta Capital Investment Corporation (PCIC), where the company has a 40% equity interest, posted a consolidated net income of P18.9 million in 2007, 7% higher than the 2006 profit level of P17.7 million. Gross revenues increased to P89.1 million in 2007 from P82.7 million in 2006. Additional information is also contained in Note 8 of the Report of the Independent Auditors.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Business of Issuer

(a) Description of Registrant

Products

Together with other participants, the Company (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor.

The Company's share in the jointly controlled assets of the SCs and GSECs is included under the "Wells, platforms and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets. The Company follows full cost method of accounting for all exploration costs relating to each SC/GSEC. These costs are deferred pending determination of whether the contract area contains oil and gas in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. Reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions. Additional information required by Item 1 (2) (a) is also contained on Note 3 to the Company's 2007 Audited Financial Statements.

The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido and Matinloc. The crude oil revenues from these oilfields contributed about 84% of the total gross revenues. Information as to production volume follows (in barrels):

	2007	2006	2005
Nido	100,125	119,617	120,586
Matinloc	84,123	61,784	87,852
Total	184,248	181,401	208,438

The Company also generates revenues from its equity investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 4% of the total gross revenues.

Investee Companies

The Company is a 40% shareholder of Penta Capital Investment Corporation (PCIC), an investment house. Aside from investment banking and financial advisory services, PCIC also specializes in providing securitization services, short-term bridge financing facilities and assistance in raising working capital funds.

The Company also has investments in Penta Capital Holdings, Inc. (PCHI) engaged in various real estate, financial and securities transactions. The Company has a 13.76% ownership in PCHI.

Additional Information:

a) Distribution Method of the Products or Service
The Company, as the lead operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido and Matinloc oilfields. The oil produced and saved from these areas was sold exclusively under contract to Pilipinas Shell Corporation. The proceeds from the sale of crude oil were distributed by the operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition

b.1) Petroleum Revenue - the Company sold its share in the crude oil production to Pilipinas Shell in 2007. There was no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the sole buyer of crude oil produced from Nido and Matinloc oilfields in 2007 was Pilipinas Shell.

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee company, Penta Capital Investment Corporation and Penta Capital Holdings, Inc..

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 16 to the Company's 2007 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incur expenses in the oil exploration projects wherein the company is a participant, expense on the evaluation and studies on these projects form part of deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to, adversely affect the businesses and financial conditions of the Company. The Company did not directly incur any expenses for such activities during the last three (3) years. Any costs of compliance with environmental laws will either be charged as ordinary operating expense or capitalized as part of project investment.

j) Employees – As December 31, 2007, the Company has 26 employees. The Company plans to hire three (3) additional personnel within the ensuing twelve (12) months.

Type of employee	Exploration/ Technical	Finance/Administration/ Legal/Stocks
Executive Officers - Administrative	2	3
Managers – Technical/Operations	3	1
Rank and File – Clerical	5	12
Total	10	16

The present employees are not subject to Collective Bargaining Agreement. For the past three (3) years, there had not been any strike threat. All regular officers and employees are entitled to supplemental benefits as provided under the applicable labor laws and existing Company's schedule of benefits (i.e. leaves, medical and other cash aid programs, bonuses, retirement, life/hospitalization insurances and others). The Company will continue to provide for such benefits within the ensuing twelve (12) months.

k) Mining and Oil Companies – In line with its previous primary business purpose, now retained as one of its secondary purposes, the Company remains a participant in certain petroleum exploration projects. The amount of the Company's interests in these contracts and a brief description of the areas and status of works performed therein are provided in Item 1 (a) above under the heading "Petroleum Projects".

Item 2. Properties

The information required by Item 2 is contained in Note 7 to the Company's 2007 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC/GSEC No.	Participating Interest	Deferred Costs

		(in thousands)
SC6A (Octon)	44.43000%	P 466,314
SC41 (Sulu Sea)	3.39800	147,272
GSEC98 (Onshore MIndoro)	22.00000	82,577
Swan Block (NW Palawan) Unified	32.97500	99,332
SC6B (Bonita)	21.87500	18,203
Others		25,998
	Total	P 839,696

Item 3. Legal Proceedings

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against, the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2007and 2006 and the first quarter of the current year 2008, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2008 (new par P0.01)	First Quarter	P0.034	P0.025
2007 (new par P0.01)	First Quarter	P 0.014	P 0.011
	Second Quarter	0.028	0.013
	Third Quarter	0.027	0.016
	Fourth Quarter	0.031	0.026
2006 (old par P1.00)	First Quarter	0.560	0.350
	Second Quarter	1.760	0.510
	Third Quarter	1.400	0.990
	Fourth Quarter	1.040	0.900

(2) Holders

There were 9,540 shareholders of record as of December 31, 2007. Common shares outstanding as of December 31, 2007 totaled 153,495,044,287 shares.

On November 29, 2006, SEC approved the Company's amendment of its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from P1.00/share to P0.01/share. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares maybe issued to either Philippine or foreign nationals. SEC approved the last registration of the capital stock filed on January 27, 1994.

Top 20 stockholders as of December 31, 2007 (new par value – P0.01):

NAME	NO. OF SHARES HELD	% TO TOTAL
1. PCD NOMINNE CORPORATION	89,486,249,175	58.2993
2. VULCAN INDUSTRIAL & MINING CORP.	16,588,287,159	10.8071
3. NATIONAL BOOKSTORE, INC.	12,859,864,695	8.3780
4. ALAKOR CORPORATION	5,115,639,206	3.3327
5. ALAKOR SECURITIES CORPORATION	2,422,303,400	1.5781
6. WEALTH SECURITIES, INC.	958,486,326	0.6244
7. TRAFALGAR HOLDINGS PHILS., INC.	754,082,100	0.4912
8. TERESITA DELA CRUZ	662,172,800	0.4313
9. DOMINGO U. LIM	660,000,000	0.4299
10. ALSONS CONSOLIDATED RESOURCES	566,720,000	0.3692
11. CONRADO S. CHUA	490,565,136	0.3195

12. RCBC TA# 72-230-8	385,482,500	0.2511
13. NICASIO ALCANTARA	363,200,000	0.2366
14. ALBERT AWAD	351,561,991	0.2290
15. RCBC TA# 32-314-4	336,882,100	0.2194
16. ALBERTO MENDOZA &/OR JEANIE MENDOZA	317,910,514	0.2071
17. CHRISTINE CHUA	254,097,005	0.1655
18. PHIL. REMNANTS CO., INC.	188,247,468	0.1226
19. AYALA CORPORATION	188,068,125	0.1225
20. ANITA N. TY	179,929,796	0.1172

(3) Dividends

NO dividends were declared during the last two (2) years 2006 and 2007 and the first quarter of the current year 2008.

The Company's ability to declare and pay dividends is restricted by the availability of funds, balance of the Retained Earnings and the provision of existing loan agreements.

(4) Recent Sales of Unregistered Securities

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

Item 6. Management's Discussion and Analysis or Plan of Operation.

(a) Management's Discussion and Analysis or Plan of Operation

Audited Financial Statements for Years 2005 to 2007

(In thousands of Pesos)	As of 31 Dec 2007	As of 31 Dec 2006	As of 31 Dec 2005

Income Statement			
Petroleum Revenues	168,952	147,043	78,739
Operating Income (Loss)	29,500	21,740	3,509
Net Income (Loss)	28,055	(175,766)	2,745
Assets			
Current Assets	78,380	131,245	77,005
Non-Current Assets	1,456,378	1,421,207	2,116,013
Total Assets	1,534,759	1,552,453	2,293,019
Liabilities			
Current Liabilities	132,948	176,404	496,235
Non-Current Liabilities	3,471	1,043	660
Stockholders' Equity	1,398,339	1,375,006	1,796,124
Earnings (Loss) Per Share	P0.0002 (new par)	(P0.0011) (new par)	P0.0018 (old par)

(1) Plan of Operation

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

Pre-emptive rights offering;
Collecting a portion of Accounts Receivables as of December 31, 2007;
Selling a portion of its existing investments and/or assets ; or
Generating cash from loans and advances.

(B) The Company continues to consider farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any significant purchase or sale of any plant and equipment within the next twelve (12) months.

(D) The Company plans to hire three (3) additional personnel in the next twelve (12) months.

(2) Management's Discussion and Analysis

Financial highlights for the years 2007, 2006 and 2005 are presented below:

(in thousands of pesos)	2007	2006	2005
Petroleum Revenues	168,952	147,043	78,739
Investment Income	8,280	5,797	38,282
Interest Income	3,320	5,748	9,591
Net Income (Loss)	28,056	(175,766)	2,745
Total Assets	1,534,759	1,552,453	2,293,019
Net Worth	1,398,339	1,375,006	1,796,124
Issued & Subscribed Capital	1,534,950	1,534,944	1,534,944

The top five (5) key performance indicators of the Company are as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2006
Current Ratio	0.59: 1	*0.74 : 1*	*0.36 : 1*
Current Assets	78,380,417	131,245,444	177,005,578
Current Liabilities	132,947,856	176,403,928	496,234,778
Debt to Equity Ratio	0.10: 1	*0.13 : 1*	*0.28 : 1*
Total Liabilities	136,419,392	177,447,064	496,894,593
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Equity to Debt Ratio	10.25: 1	*7.75 : 1*	*3.61 : 1*
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Total Liabilities	136,419,392	177,447,064	496,894,593
Book Value per Share	*0.00911 (new par)*	*0.00896 (new par)*	*1.17016 (old par)*
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Average shares outstanding	153,495,044,287	153,494,401,600	1,534,944,016
Income (Loss) per Share	0.0002 (new par)	*(0.0011) (new par)*	*0.0018 (old par)*
Net Income (Loss)	28,055,657	(175,766,114)	2,744,785
Average shares outstanding	153,495,044,287	153,494,401,600	1,534,944,016

Current Ratio amounted to 0.59: 1 as of December 31, 2007, 0.74:1 as of December 31, 2006; and 0.36:1 as of December 31, 2005. The Company's current liabilities exceeded its current assets by P54.6 million as of December 31, 2007; P45.2 million as of December 31, 2006 and P319.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P115.2 million as of December 31, 2007, P111.9 million as of December 31, 2006 and 243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.46:1 as of December 31, 2007; 1.38:1 as of December 31, 2006 and 0.85:1 as of December 31, 2005.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	December 31, 2007
Current Ratio	*0*
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	*0*
Total Liabilities	0
Stockholders Equity	5,492,852
Equity to Debt Ratio	*0*
Stockholders Equity	5,492,852
Total Liabilities	0
Book Value per Share	*0.00044*
Stockholders Equity	5,492,852
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 2, 11 and 13 to the Company's 2007 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P2.293 billion as of year-end 2005 to P1.552 billion as of year-end 2006. From the December 31, 2006 balance, total assets further decreased by P17.7 million to its December 31, 2007 balance of P1.535 billion.

- Cash account decreased by P3.4 million from P8.7 million as of December 31, 2005 to P5.2 million as of December 31, 2006. Cash further decreased by P1.4 million from its December 31, 2006 balance to December 31, 2007 balance of P3.8 million. The decrease was due to the payment of certain accounts.

- Receivables decreased by P21.4 million from its year-end 2005 balance of P100.0 million to year-end 2006 balance of P78.6 million due to collection of accounts. The year-end 2006 balance decreased by P21.2 million due to the conversion of its receivable from an affiliate into shares of stock booked as of December 31, 2007.

- Crude oil inventory as of year-end 2005 increased by P10.4 million or 535% due to higher level of inventory as of year-end 2006. As of December 31, 2007, lower level of crude oil inventory was booked, the year-end 2006 balance of P12.4 million decreased to P9.7 million.

- Other current assets decreased by P0.03 million or 19% due to the lower level of office supplies inventory from its December 31, 2005 balance of P0.16 million to December 31, 2006 balance of P0.13 million. It further decreased by 7% as of December 31, 2007.

- Investments in associates decreased by P726.1 million or 78% from the year-end 2005 balance of P929.4 million to year-end 2006 balance of P203.3 million due to the Company's sale of EPHI holdings. While the year-end 2006 balance increased by P8.3 million to year-end 2007 balance of P211.6 million mainly due to the equity share in affiliates' earnings booked in 2007.

- Property and equipment decreased by P15.1 million from the year-end 2005 balance of P296.4 million to year-end 2006 balance of P281.3 million. It further decreased by P3.3 million from its year-end 2006 balance to year-end 2007 balance of P278.0 million. The decreases were due to adjustments and disposal booked during the period.

- Available-for-sale (AFS) investments increased by P43.6 million or 52% from its year-end 2005 balance of P84.5 million to year-end 2006 balance of P128.1 million due to the adjustment on the valuation reserve pertaining to the listed stock investments of the Company. While for year-end 2006 to year-end 2007 balance, a net decrease of P2.0 million was reflected. During the period, the Parent company sold its investment in Anglo Philippine Holdings Corporation and other AFS investments; and converted its receivables from United Paragon & Mining Corporation into shares of stock of the latter.

- Investment property decreased by P0.2 million or 50% from its year-end 2005 balance of P0.325 million to year-end 2006 balance of P0.164 million due to depreciation booked during the period. It further decreased by P.04 million or 23% to its December 31, 2007 balance of P0.125 million.

- Other non-current assets increased by P1.0 million or 1524% from its year-end 2005 balance of P0.064 million to year-end 2006 balance of P1.05 million due to other deferred charges booked during the period. While for year-end 2006 to year-end 2007 balance of P0.8 million, a

decrease of P0.26 million was reflected due to the amortization of other deferred charges during the period.

b) Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006, and it further decreased by P43.4 million which brought the year-end 2007 balance to P132.9 million.

- Loans payable and current portion of long-term debt decreased by a total of P11.1 million, from its year-end 2005 balance of P113.2 million to year-end 2006 balance of P102.1 million mainly due to the amortizations paid during the period. From year-end 2006 balance to year-end 2007 balance of P88.7 million, a net decrease of P13.4 million was reflected also due to payments made during the period.

- Trade and other payables decreased by P87.2 million or 74%, from its year-end 2005 balance of P118.2 million to year-end 2006 balance of P31.0 million due to settlement of some accounts. For year-end 2006 balance to year-end 2007 balance of P19.8 million the decrease of P9.6 million was also due to payments made during the period.

- Advances from related companies decreased by P222.1 million from its year-end 2005 balance of P257.6 million to year-end 2006 balance of P35.4 million. It further decreased by P19.7 million from its year-end 2006 balance to year-end 2007 balance of P15.8 million. The decreases were due to payments made during the period.

- Additional information is also contained in Notes 12 and 16 of the Report of the Independent Auditors for 2007.

- Income tax payable increased by P0.6 million or 112% from its year-end 2005 balance of P0.539 million to year-end 2006 balance of P1.1 million, due to higher level of income subjected to minimum corporate income tax (MCIT). For year-end 2007, income tax payable was decreased by P1.1 million due to the application of the creditable income tax to the MCIT payable.

- From year-end 2005 balance of P0.659 million, Pension liability increased by P0.4 million or 58% due to accrual of additional liability as of year-end of 2006. *Due to the additional accrual taken up for the year 2007,* pension

liability increased by P2.4 million from its year-end 2006 balance of P1.0 million to year-end 2007 balance of P3.5 million.

c) Stockholders' equity decreased by P421.3 million or 24% from its year-end 2005 balance of P1.796 billion to year-end 2006 balance of P1.375 billion. While for year-end 2006 to year-end 2007, the stockholders' equity increased by P23.3 million.

- Subscribed capital stock decreased by P45.6 million from its year-end 2005 balance of P52.9 million to year-end 2006 balance of P7.3 million due to issuance of shares on fully paid subscriptions. It further decreased by P1.5 million from year-end 2006 to year-end 2007 balance, also due to issuance of shares that were fully paid during the period.

- Subscriptions receivable decreased by P0.9 million from its year-end 2005 balance of P2.1 million to year-end 2006 balance of P1.2 million. It further decreased by P0.3 million as of year-end 2007. The decreases were due to collections made during the period.

- Share in associate's revaluation increment totaling to P294.9 million was debited due to the Company's sale of EPHI holdings in 2006.

- Retained earnings decreased by P176.0 million from its year-end 2005 balance of P98.2 million to year-end 2006 deficit balance of P77.6 million the decrease was due to the net loss booked for 2006. While for year-end 2006 to year-end 2007, Retained earnings increased by P28.0 million due to the net income booked for 2007.

d) Gross revenues in 2007 totaled P201.3 million as compared to P164.3 million in 2006 and P133.5 million in 2005. The increase in revenues was accounted for mainly by the higher income from petroleum operations primarily by the higher crude prices. The average price per barrel in 2007 was US$64.23 as compared to US$ 55.91 in 2006 and US$ 45.56 in 2005.

Equity in net earnings of associates amounted to P8.3 million in 2007, P5.8 million in 2006 and P38.3 million in 2005. Interest and other income totaled to [illegible] million in 2007, P11.5 million in 2006 and P16.5 million in 2005. For 2007, [illegible] million gain on sale of noncurrent asset was booked.

e) Total costs and expenses totaled to P172.1 million in 2007, P337.4 million in 2006 and P130.0 million in 2005. For 2006, a P194.9 million loss was booked on disposal of the EPHI investment. Share in production and depletion costs amounted to P122.2 million in 2007, P89.7 million in 2006 and P53.8 million in 2005. The increase was due to higher level of production costs. Interest and financing charges amounted to P16.4 million in 2007, P23.0 million in 2006 and P48.6 million in 2005. The decrease in interest was due to lower level of borrowings. General and administrative expenses totaled to P32.9 million in 2007, P29.9 million in 2006 and P23.0 million in 2005. For 2006, P3.4 million provision for doubtful accounts was booked. Provision for probable loss on deferred oil exploration and development charges amounting to P4.6 million was booked in 2005.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

(2) Interim Periods

No interim financial statements are included in this report.

Item 7. Financial Statements

The 2007 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Information on Independent Accountant and other Related Matters

Information on Independent Accountant. The accounting firm of Sycip, Gorres, Velayo and Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed as the external auditor of the Company in the 2005, 2006 and 2007 annual stockholders' meeting.

External Audit Fees and Services. The fees of the external auditor in the past two (2) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2007	P400,000	-0-	-0-
2006	P400,000	-0-	-0-
2005	P450,000	-0-	-0-

For the past three (3) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for years 2007, 2006 and 2005. The amounts under the caption "Audit and Audit Related Fees" for the years 2007, 2006 and 2005 pertain to these services. The Audit Committee has an existing policy, which prohibits the Company from engaging the independent accountant to provide services that may adversely impact their independence, including those expressly prohibited by SEC regulations.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. There have been NO changes in and disagreements with accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

The Company did NOT engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant expressed reliance on its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

The Audit Committee reviews and recommends to the Board and stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. For year 2008, SGV will be recommended for appointment as external auditors during the stockholders' meeting.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

(a) Directors, Executive Officers Promoters and Control Persons

(1) Identify Directors and Executive Officers

(A) Names and Ages of all Directors and Executive Officers

Name	Age	Citizenship	Position	Period of service From	To
Alfredo C. Ramos	64	Filipino	Chairman of the Board President	1992 1989	Present Present
Nicasio I. Alcantara	64	Filipino	Director Independent Director	1991 2005	2005 Present
Walter W. Brown	68	Filipino	Director	2003	Present
Christopher M. Gotanco	58	Filipino	Director	2005	Present
Honorio A. Poblador III	60	Filipino	Director Independent Director	1992 2002	2001 Present
Presentacion S. Ramos	65	Filipino	Director	1997	Present
Augusto B. Sunico	79	Filipino	Director	1984	Present
Adrian S. Ramos	29	Filipino	Director	Jan 2006	Present
Francisco A. Navarro	64	Filipino	Director Exec. Vice Pres.	Mar 2006 2005	Present Present
Reynaldo E. Nazarea	56	Filipino	Treasurer VP-Admin.	2005 1987	Present Present
Alessandro O. Sales	49	Filipino	VP-Exploration	2005	Present
Adrian S. Arias	45	Filipino	Corporate Secretary	1992	Present

The Company's independent directors are Messrs.Honorio A. Poblador III and Nicasio I. Alcantara.

(B) Positions and offices that each person named above held with the Company

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Dr. Walter W. Brown was elected director in 2003.

Mr. Christopher M. Gotanco was elected director in 2005.

Ms. Presentacion S. Ramos has been a director since 1997.

Atty. Augusto B. Sunico has been a Director since October 1989, He retired as EVP & Treasurer in April 30, 2005.

Mr. Nicasio I. Alcantara has been a director of the Company since 1991 and was elected independent director in 2005. Mr. Alcantara has served as a director and/or officer in the following companies: Conal Corporation; Alsons Insurance Brokers Corporation; Sarangani Agricultural Co., Inc.; Alsons Aquaculture Corporation; Aquasur Resources Corporation; Finfish Hatcheries, Inc.; Buayan Cattle Co., Inc.; Alsons Development & Investment Corporation; Alsons Land Corporation; Lima Land, Inc.; C. Alcantara & Sons, Inc. and Refractories Corp. of the Philipines. Mr. Alcantara has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2005.

Mr. Honorio A. Poblador III has been a director of the Company since 1992 and was elected independent director in 2002. Mr. Poblador has served as a director and/or officer in the following companies: Phil. Overseas Telecommunications Corp.; Alsons Consolidated Resources, Inc.; Elnor Investment Co., Inc. and Philcomsat. Mr. Poblador has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2002.

Mr. Adrian. S. Ramos was elected director on January 18, 2006 to replace Mr. Gerard H. Brimo who resigned as director.

Mr. Francisco A. Navarro was elected director on March 22, 2006 to replace Mr. Maximo G. Licauco III who resigned as director. He is the company's Executive Vice President since May 1, 2005 and has headed the company's exploration division since 1986.

Mr. Reynaldo E. Nazarea became the company's Treasurer on May 1, 2005. He has been the company's Vice President for Finance and Administration since 1987.

Mr. Alessandro O. Sales became the Vice President for Exploration in July 2005.

Atty. Adrian S. Arias has been the company's Corporate Secretary since 1992.

(C) Term of Office as Director and Period of Service

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified, in accordance with the Company's By Laws.

(D) Business experience of directors/officers during the past five (5) years

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

- Alakor Corporation
- Metro Rail Transit Corporation, Ltd.
- MRT Holdings, Inc.
- Shangri-La Plaza Corporation
- National Book Store, Inc.
- Metro Rail Transit Corporation
- MRT Development Corporation

Mr. Nicasio I. Alcantara is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Alcantara serves as a director, he is also affiliated as a director and/or officer of the following companies:

- Sarangani Agricultural Co., Inc.
- Finfish Hatcheries, Inc.
- Buayan Cattle Co., Inc.
- Alsons Insurance Brokers Corporation
- Conal Corporation
- C. Alcantara & Sons, Inc.
- Alsons Aquaculture Corporation
- Aqua Sur Resources Development Corp.
- Alsons Development & Investment, Inc.
- Alsons Land Corporation
- Lima Land, Inc.
- Refractories Corp. of the Phils.

Dr. Walter W. Brown is a Director of the company. For the past five (5) years, he has served as director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Dr. Brown serves as a director, he is also affiliated as a director and/or officer of the following companies:

A. Brown Energy & Resources Development, Inc.	Brown Resources Corporation
Meridian Assurance Corporation	Universal Travel Corporation
PBJ Corporation	Shellac Petrol Corporation
	Philippine Racing Club, Inc.

Mr. Christopher M. Gotanco is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in transportation, property development, mining, oil and gas exploration, and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Gotanco serves as a director, he is also affiliated as a director and/or officer of the following companies:

MRT Holdings, Inc.	MRT Development Corporation
North Triangle Depot Commercial Corporation	Carmen Copper Corporation

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in telecommunications, property development and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Poblador serves as a director, he is also affiliated as a director and/or officer of the following companies:

Phil. Overseas Telecommunications Corporation	F & C Realty Corporation
Aviatica Travel & Management Corp.	Alsons Consolidated Resources, Inc.
Dasmarinas Paper Mills, Inc.	Montemar Resort & Development Corp.
La Tasca Restaurant, Inc.	Elnor Investment Co., Inc.
Worldwide Paper Mills, Inc.	Hapi Land Development, Inc.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

addition to the reporting companies listed in Item 9 (a) (i) (E), where Ms. Ramos serves as a director, she is also affiliated as a director and/or officer of the following companies:

National Book Store, Inc.	Alakor Corporation
Crossings Department Store Corp.	Abacus Book & Card Corporation
Zenith Holdings Corporation	Media One Broadcasting Corporation
Metro Rail Transit Corporation, Ltd.	

Mr. Adrian S. Ramos is a Director of the company. He has served as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media, investment holdings, mining, financial services, securities and water infrastructure. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

Alakor Corporation	Music One Corporation
Zenith Holdings Corporation	Aquatlas, Incorporated
Peakpres Corporation	

Atty. Augusto B. Sunico is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, stock brokerage, property development, financial services and shopping center, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Atty. Sunico serves as a director, he is also affiliated as a director and/or officer of the following companies:

Sunico Malabanan Law Offices	Shangri-La Plaza Corporation
Valle Verde Country Club, Inc.	Pro-Tem/Flex Staff, Inc.
Property Locators & Managers, Inc.	Marian Security Agency
First Street Acacia Lane Realty, Inc.	Trafalgar Holdings, Inc.
Solar Publishing Corporation	

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Navarro serves as a director, he is also affiliated as a director and/or officer of the following companies:

Quad Alpha Condominium Corporation
Alexandra Condominium Corporation

Mr. Reynaldo E. Nazarea is the company's Treasurer and Vice President for Administration. For the past five (5) years, he has served as a director of the following companies involved in financial services:

Penta Capital Investment Corporation   Penta Capital Holdings, Inc.
Penta Capital Finance Corporation

Mr. Alessandro O. Sales is the company's Vice President for Exploration. He has formulated and implemented the company's oil exploration and development programs for the past five (5) years.

Atty. Adrian S. Arias is the company's Corporate Secretary. He has been in active corporate law practice for more than ten (10) years.

(E) Directors with directorship(s) held in reporting companies

Alfredo C. Ramos	Anglo Philippine Holdings Corp. Atlas Consolidated Mining & Devt. Corp Shang Properties, Inc. Philippine Gaming & Management Corp. Philippine Seven Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corp.
Walter W. Brown	A. Brown Company, Inc. International Exchange Bank Philippine Realty and Holdings Corporation Philex Mining Corporation
Augusto B. Sunico	Alakor Securities Corporation Anglo Philippine Holdings Corporation Shang Properties, Inc. Manuel L. Quezon University Penta Capital Investment Corporation Penta Capital Finance Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corporation
Presentacion S. Ramos	Alakor Securities Corporation Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation
Christopher M. Gotanco	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation

Francisco A. Navarro	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation
Adrian S. Ramos	Alakor Securities Corporation Anglo Philippine Holdings Corporation United Paragon Mining Corporation
Nicasio I. Alcantara	Petron Corporation
Honorio A. Poblador III	Philippine Comm. Satellite Corporation

(2) Significant Employees

Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contribution to the business of the Company.

(3) Family Relationships

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

(4) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer, promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to

have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 10. Executive Compensation

(1) Summary Compensation Table

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos Francisco A. Navarro Reynaldo E. Nazarea Alessandro O. Sales Isabelita L. Matela	Chairman/President Exec. Vice President Treasurer & VP-Admin VP-Exploration Finance Manager				
		2006	5,109,053	-0-	-0-
		2007	5,058,171	-0-	-0-
		2008 (est)	5,665,152	-0-	-0-
All Officers and directors as a group unnamed					
		2006	6,896,459	-0-	-0-
		2007	6,910,708	-0-	-0-
		2008 (est)	7,847,993	-0-	-0-

(2) Compensation of Directors

(A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

(B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and the ensuing year.

(3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Alessandro O. Sales, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company car plan. Other than what is provided under applicable labor laws and existing retirement plan, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2007 the Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock, except as set forth in the table below:

Title of Class	Name and address of record/owner & relationship with issuer	Citizenship	Number of shares held (new par) class	Percent of
Common	PCD Nominee Corporation* G/F Makati Stock Exchange 6767 Ayala Avenue Makati City Stockholder	Filipino	89,486,249,175 (of record)	58.30%
Common	Vulcan Industrial & Mining Corporation** 9/F Floor Quad Alpha Centrum 125 Pioneer Street Mandaluyong City Stockholder	Filipino	16,588,287,200 (of record)	10.81
Common	National Bookstore, Inc.** 4/F Quad Alpha Centrum 125 Pioneer Street Mandaluyong City Stockholder	Filipino	12,859,864,695 (of record)	8.38

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. The Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Patrick V. Caoile have been appointed proxies for National Book Store, Inc. and Vulcan Industrial Mining Corp..*

(2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2007:

Title of Class	Name of Beneficial Owner	Amount of Ownership	Citizenship	Percent of Class
Total A&B	Alfredo C. Ramos (D/CEO)	P 107,078	Filipino	<0.010%
Total A&B	Augusto B. Sunico (D)	76,507	Filipino	<0.010
Total A&B	Walter W. Brown (D)	10,000	Filipino	<0.010
Total A&B	Nicasio I. Alcantara (D)	3,632,000	Filipino	0.236
Total A&B	Honorio A. Poblador III (D)	299,900	Filipino	0.019
Total A&B	Presentacion S. Ramos (D)	2,121,000	Filipino	0.125
Total A&B	Christopher M. Gotanco (D)	256,495	Filipino	<0.010
Total A&B	Adrian S. Ramos (D)	296,585	Filipino	<0.010
Total A&B	Francisco A. Navarro (O/D)	207,456	Filipino	<0.010
Total A&B	Reynaldo E. Nazarea (O)	214,250	Filipino	<0.010
Total A&B	Alessandro O. Sales (O)	90,000	Filipino	<0.010
Total A&B	Adrian S. Arias (O)	652	Filipino	<0.010
Total A&B	Isabelita L. Matela (O)	6,486	Filipino	<0.010

As of December 31, 2007, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 731,840,714 shares, or approximately 0.477% of the Company's outstanding capital stock.

(2) Voting Trust Holders of 5% or More

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

(3) Changes in Control

To the extent known to the Company, there are no arrangements, which may result in a change in control of the Company.

Item 12. Certain Relationships and Related Transactions

Related Party Transactions. There had been NO transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as director, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 16 to the Company's 2007 Audited Financial Statements, a copy of which is included in this Annual Report.

There are NO transactions that will involve related parties in 2008.

(a) Business purpose of the arrangement. The business purpose of related party transaction is to address immediate working capital requirements of related parties (in case of advances TO related parties) or of the Company (in case of loans/advances FROM related parties).

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 16 of the Company's 2007 Audited Financial Statements.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are NO disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. NONE, other than the repayment of money lent or advanced.

(f) There were NO transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

PART IV – CORPORATE GOVERNANCE

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

PART V - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)
(b) Reports on SEC Form 17-C – See attached

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April ___, 2008.

By:

ALFREDO C. RAMOS
Principal Executive Officer/
Principal Operating Officer
THE PHILODRILL CORPORATION

FRANCISCO A. NAVARRO
Executive Vice President

REYNALDO E. NAZAREA
Principal Financial Officer/
Comptroller

ADRIAN S. ARIAS
Corporate Secretary

ISABELITA L. MATELA
Principal Accounting Officer

29 APR 2008

SUBSCRIBED AND SWORN to before me this _____ day of April 2008 affiant(s) exhibiting to me his/their Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	12227778	01-02-2008	Manila
FRANCISCO A. NAVARRO	23701622	01-26-2008	Pasig
REYNALDO E. NAZAREA	01544843	04-02-2008	~~Makati~~ Mandaluyong
ADRIAN S. ARIAS	11870622	01-04-2008	Mandaluyong
ISABELITA L. MATELA	23144427	02-27-2008	Paranaque

DOC. NO. 79
PAGE NO. 17
BOOK NO. II
SERIES OF 2008

Notary Public
ATTY. REAN MAYO DE VERA JAVIER
Notarial Commission No. 132
Until December 2008
PTR No. [illegible] 1-28-08 Pasig City
IBP No. 743257 1-24-08 RSM
Roll of Attorneys No. 47407
3rd Level Goldloop Tower A, J.M. Escriva Drive
Ortigas Center, Pasig City

BUREAU OF INTERNAL REVENUE
REGION 7, QUEZON CITY
RECEIVED
RDO 41 MANDALUYONG
ASSESSMENT SECTION

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. These financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the consolidated financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer

Reynaldo E. Nazarea
Chief Financial Officer

2 8 APR 2008

SUBSCRIBED AND SWORN to before me this _____ day of April 2008 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	12227778	01/02/2008	Manila
REYNALDO E. NAZAREA	01544843	04/02/2008	Mandaluyong City

ATTY. REAN MAYO DE VERA JAVIER
Notarial Commission No. 132
Until December 2008
PTR No. 4389977/1-28-08/ Pasig City
IBP No. 74367/ 1-24-08/RSM
Roll of Attorneys No. 47407
3rd Level Goldloop Tower A, J.M. Escrivas Drive
Ortigas Center, Pasig City

Doc. No. 62
Page No. 14
Book No. II
Series of 2008.

/myf

BUREAU OF INTERNAL REVENUE
REGION 7, QUEZON CITY
RECEIVED
29 APR 2008
RDO 41 MANDALUYONG CITY
ASSESSMENT SECTION

THE PHILODRILL CORPORATION
LIST OF ITEMS REPORTED UNDER SEC FORM 17C

Date of Report	Description
January 3, 2007	Certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.
January 23, 2007	Sale of the Company's holdings of Anglo Philippine Holdings Corporation totaling 49,868,000 shares and proceeds of which are intended to pay a portion of the Company's outstanding loans and augment working capital resources.
February 6, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of January 31, 2007.
February 21, 2007	Scheduling of the Company's Annual Stockholders' Meeting on June 20, 2007. The record date for purposes of determining the stockholders of record entitled to notice of and vote at the said meeting is April 13, 2007.
March 05, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of February 28, 2007.
March 12, 2007	Service Contract 6A consortium entered into a Farm-In Agreement with Vitol GPC Investments S.A. for approval of the Department of Energy.
March 15, 2007	Certification on the Company's Petroleum Service contracts with the Department of Energy (DOE).
April 04, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of March 31, 2007.
April 16, 2007	Submission of one (1) pc. CD-ROM List of stockholders as of April 13, 2007.

May 2, 2007	Acquisition of the total issued and outstanding shares of Phoenix Gas & Oil Exploration Company, Inc.
May 4, 2007	The Company's Annual Stockholders Meeting on June 20, 2007 will be held at the Legend Villas, 60 Pioneer St., Mandaluyong City.
May 7, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of April 30, 2007.
June 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of May 31, 2007
June 20, 2007	Directors and officers of the Company elected during the Annual Stockholders' Meeting and Organizational Meeting.
July 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of June 30, 2007
August 6, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of July 31, 2007
September 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of August 31, 2007
September 24, 2007	Submission of the press release from Galoc Production Company in connection with the drilling preparations for Galoc Development Program.
September 25, 2007	Department of Energy's approval of the farm-in of Vitol GPC Investments S.A. in Service contract 6A.
October 4, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of September 30, 2007.

October 9, 2007	Daily Drilling Bulletin issued by the Department of Energy regarding the drilling of Galoc-3 Well.
October 25, 2007	Amendment of the Company's Articles of Incorporation, Increase in Authorized Capital Stock, Stock Rights Offering, Sale of public auction of all delinquent subscriptions.
October 26, 2007	*Special Stockholders' Meeting set on January 16, 2008.* The Board of Directors fixed the close of business on November 14, 2007 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Meeting.
November 7, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of October 31, 2007.
November 8, 2007	Correction of typographical error in Item C of disclosure dated October 25, 2007.
November 16, 2007	Submission of one (1) pc. CD-ROM List of Stockholders as of November 14, 2007.
November 28, 2007	Cancellation of the auction sale of delinquent subscriptions scheduled on December 3, 2007; and last call for full payment of the entire balance of all unpaid and outstanding subscriptions on or before January 11, 2008.
December 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of November 30, 2007.

UNAUDITED FINANCIAL STATEMENT

MARCH 31, 2008

THE PHILODRILL CORPORATION

Balance Sheets	Consolidated (Unaudited) March 31 2008	(Audited) December 31 2007
ASSETS		
Current Assets		
Cash & short term placements	3,523,471	3,825,792
Receivables	72,807,581	57,435,816
Crude oil inventory	396,476	9,683,430
Advances to affiliated companies - net	7,461,039	7,309,559
Other current assets	176,675	125,820
Total Current Assets	84,365,242	78,380,417
Noncurrent Assets		
Property and equipment - net	277,212,153	277,998,366
Investment Property	125,843	125,843
Investments - Associates	213,742,286	211,617,086
Available-for-sale investments	111,074,386	126,129,684
Deferred oil exploration and devt costs - net	840,029,740	839,696,430
Other noncurrent assets	774,600	811,015
Total Noncurrent Assets	1,442,959,007	1,456,378,424
TOTAL ASSETS	1,527,324,249	1,534,758,841
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Trade and other payables	22,065,285	21,358,231
Current portion of long-term debt	85,724,515	88,724,515
Advances from related companies	15,814,762	15,782,024
Dividends payable	5,013,853	5,013,853
Subscriptions payable	2,069,233	2,069,233
Total Current Liabilities	130,687,648	132,947,856
Noncurrent Liabilities		
Pension liability	3,471,536	3,471,536
Total Noncurrent Liabilities	3,471,536	3,471,536
Stockholders' Equity		
Capital stock - P0.01 par value		
Authorized - 155 billion shares		
Issued	1,534,949,111	1,529,187,292
Subscribed	1,331	5,763,151
Subscriptions receivable	(686)	(818,070)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(102,930,762)	(87,875,464)
Retained Earnings	(40,477,941)	(49,541,472)
Total Stockholders' Equity	1,393,165,065	1,398,339,449
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	1,527,324,249	1,534,758,841
	0	0

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to March 31 2008	January 1 to March 31 2007
REVENUES		
Share in petroleum operations	46,386,896	38,946,103
Equity in net earnings of associates	2,125,200	1,623,000
Miscellaneous	186,575	1,061,520
	48,698,671	41,630,623
INTEREST INCOME	2,369,059	936,924
FOREIGN EXCHANGE GAINS (LOSSES)	(439,296)	68,174
COSTS AND EXPENSES		
Interest and financing charges	(3,951,156)	(3,743,658)
Share in costs and operating	(30,051,175)	(25,118,046)
General and administrative	(7,562,573)	(9,159,313)
	(41,564,904)	(38,021,017)
INCOME	9,063,530	4,614,703

Earnings per share was computed as follows:

Net income (loss)	9,063,530	4,614,703
Weighted average number of shares	153,495,044,287	153,494,401,600
Income (Loss) per share	0.00006	0.00003

COVER SHEET

3 8 6 8 3

SEC Registration Number

THE PHILODRILL CORPORATION AND SUBSIDIARY

(Company's Full Name)

8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City

(Business Address: No. Street City/Town/Province)

Mr. Reynaldo E. Nazarea	(02) 631-1801
(Contact Person)	(Company Telephone Number)

12 31	AACFS	
Month *Day* (Calendar Year)	(Form Type)	*Month* *Day* (Annual Meeting)

Not Applicable

(Secondary License Type, If Applicable)

	Not Applicable
Dept. Requiring this Doc.	Amended Articles Number/section

	Total Amount of Borrowings	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document ID	Cashier

STAMPS

BUREAU OF INTERNAL REVENUE
REGION 7, QUEZON CITY
20 APR
RDO 41 MANDALUYONG
ASSESSMENT

Remarks: Please use BLACK ink for scanning purposes.

THE PHILODRILL CORPORATION
AND SUBSIDIARY

Consolidated Financial Statements
December 31, 2007

and

Independent Auditors' Report

SGV & Co

▪SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

▪Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying financial statements of The Philodrill Corporation (the Company) and Subsidiary, which comprise the consolidated balance sheet as at December 31, 2007, and the related consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the balance sheet of the Company as at December 31, 2006 and the statements of income, statements of changes in equity and statements of cash flows for the years ended December 31, 2006 and 2005, and a summary of significant accounting policies and other explanatory notes. We did not audit the 2006 and 2005 financial statements of EDSA Properties Holdings Inc. (EPHI) and the 2007 and 2005 financial statements of PentaCapital Investment Corporation (PentaCapital), the investments in which are reflected in the financial statements under the equity method of accounting. The investment in PentaCapital represents about 14% of the Company's total assets as of December 31, 2007 and the equity in the net earnings represents about 5% and 29% of the Company's total revenues in 2007 and 2005, respectively, while the equity in the net earnings of EPHI represents about 4% and 28% of the Company's total revenues in 2006 and 2005, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI and PentaCapital, is based solely on the reports of the other auditors. The other auditor's report on PentaCapital was qualified as discussed in the sixth paragraph.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. Except as discussed in the sixth paragraph, we conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of other auditors are sufficient and appropriate to provide basis for our audit opinion.

The report of the other auditors on PentaCapital was qualified because (1) they were unable to satisfy themselves with respect to retirement benefits expense and comparative disclosures due to the absence of an actuarial valuation report; (2) they were not able to perform sufficient additional procedures regarding the investments in PentaCapital Realty Corporation and PentaCapital Holdings, Inc.; and (3) income tax for the period was based on qualified consolidated income of PentaCapital and its subsidiaries.

Opinion

In our opinion, based on our audits and the reports of other auditors, except for the effects on the financial statements of such adjustments, if any, as might have been disclosed had the other auditors been able to satisfy themselves with respect to the matters discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation and Subsidiary as of December 31, 2007, and their financial performance and their cash flows for the year then ended and the financial position of the Company as of December 31, 2006, and its financial performance and its cash flows for the years ended December 31, 2006 and 2005, in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

Aldrin M. Cerrado
Partner
CPA Certificate No. 86735
SEC Accreditation No. 0113-AR-1
Tax Identification No. 129-433-783
PTR No. 0005399, January 3, 2008, Makati City

BUREAU OF INTERNAL REVENUE
REGION 7, QUEZON CITY

April 18, 2008

THE PHILODRILL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2007

	Consolidated 2007	Entity 2006
ASSETS		
Current Assets		
Cash	₱3,825,792	₱5,239,364
Receivables - net (Note 5)	57,435,816	78,609,623
Crude oil inventory	9,683,430	12,409,228
Advances to related companies - net (Note 16)	7,309,559	34,852,062
Other current assets	125,820	135,167
Total Current Assets	78,380,417	131,245,444
Noncurrent Assets		
Deferred oil exploration costs - net (Notes 2, 6 and 10)	839,696,430	807,168,493
Investments in associates (Note 8)	211,617,086	203,337,072
Property and equipment - net (Notes 2, 6 and 7)	277,998,366	281,348,210
Available-for-sale (AFS) investments - net (Note 9)	126,129,684	128,141,879
Investment properties - net	125,843	164,209
Other noncurrent assets	811,015	1,047,715
Total Noncurrent Assets	1,456,378,424	1,421,207,578
TOTAL ASSETS	₱1,534,758,841	₱1,552,453,022
LIABILITIES AND EQUITY		
Current Liabilities		
Current portion of long-term debt (Note 13)	₱88,724,515	₱80,724,515
Trade and other payables (Notes 6 and 12)	21,358,231	30,996,336
Advances from related companies (Note 16)	15,782,024	35,45[illegible]
Dividends payable	5,013,853	[illegible]
Subscriptions payable	2,069,233	1,65[illegible]
Loans payable (Note 11)	–	21,415,[illegible]
Income tax payable	–	1,[illegible]43,8[illegible]4
Total Current Liabilities	132,947,856	[illegible]76,403,928
Noncurrent Liability		
Pension liability (Note 19)	3,471,536	[illegible]043,136
Equity		
Capital stock - ₱0.01 par value (Note 14)		
Authorized - 155.0 billion shares		
Issued	1,529,187,292	1,527,6[illegible]
Subscribed	5,763,151	7,[illegible]1,155
Subscriptions receivable	(818,070)	(1,157,679)
Paid in capital from sale of treasury (Note 14)	1,624,012	1,624,012
Unrealized valuation losses on AFS investments (Note 9)	(87,875,464)	(82,807,262)
Deficit (Note 14)	(49,541,472)	(77,597,129)
Total Equity	1,398,339,449	1,375,005,958
TOTAL LIABILITIES AND EQUITY	₱1,534,758,841	₱1,552,453,022

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION AND SUBSIDIARY

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Capital Stock (Note 14)			Paid in Capital from Sale of Treasury (Note 14)	Share in Associate's Revaluation Increment	Unrealized Valuation Losses on AFS Investments (Note 9)	Retained Earnings (Deficit)	Total
	Issued	Subscribed	Subscriptions Receivable					
BALANCES AT JANUARY 1, 2005	₱1,482,066,842	₱52,877,174	(₱2,112,899)	₱–	₱294,860,608	(₱158,419,567)	₱95,424,190	₱1,764,696,348
Issuance of shares	6,537	(6,537)	–	–	–	–	–	–
Collection of subscriptions receivable	–	–	412	–	–	–	–	412
Subtotal	1,482,073,379	52,870,637	(2,112,487)	–	294,860,608	(158,419,567)	95,424,190	1,764,696,760
Net unrealized valuation gains on AFS investments	–	–	–	–	–	28,682,539	–	28,682,539
Net income for the year	–	–	–	–	–	–	2,744,795	2,744,795
Total income (loss) recognized for the year	–	–	–	–	–	28,682,539	2,744,795	31,427,334
BALANCES AT DECEMBER 31, 2005	1,482,073,379	52,870,637	(2,112,487)	–	294,860,608	(129,737,028)	98,168,985	1,796,124,094
Issuance of shares	45,559,482	(45,559,482)	–	–	–	–	–	–
Collection of subscriptions receivable	–	–	954,808	–	–	–	–	954,808
Sale of treasury shares	–	–	–	1,624,012	–	–	–	1,624,012
Subtotal	1,527,632,861	7,311,155	(1,157,679)	1,624,012	294,860,608	(129,737,028)	98,168,985	1,798,702,914
Net unrealized valuation gains on AFS investments	–	–	–	–	–	46,929,766	–	46,929,766
Reversal due to sale of AFS investments	–	–	–	–	(294,860,608)	–	–	(294,860,608)
Net loss for the year	–	–	–	–	–	–	(175,766,114)	(175,766,114)
Total income (loss) recognized for the year	–	–	–	–	(294,860,608)	46,929,766	(175,766,114)	(423,696,956)
BALANCES AT DECEMBER 31, 2006	1,527,632,861	7,311,155	(1,157,679)	1,624,012	–	(82,807,262)	(77,597,129)	1,375,005,958
Issuance of shares	1,554,431	(1,548,004)	–	–	–	–	–	6,427
Collection of subscriptions receivable	–	–	339,609	–	–	–	–	339,609
Subtotal	1,529,187,292	5,763,151	(818,070)	1,624,012	–	(82,807,262)	(77,597,129)	1,375,351,994
Net unrealized valuation losses on AFS investments	–	–	–	–	–	(12,271,433)	–	(12,271,433)
Reversal due to sale of AFS investments	–	–	–	–	–	7,203,231	–	7,203,231
Net income for the year	–	–	–	–	–	–	28,055,657	28,055,657
Total income (loss) recognized for the year	–	–	–	–	–	(5,068,202)	28,055,657	22,987,455
BALANCES AT DECEMBER 31, 2007	₱1,529,187,292	₱5,763,151	(₱818,070)	₱1,624,012	₱–	(₱87,875,464)	(₱49,541,472)	₱1,398,339,449

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

	Consolidated	Entity	
	2007	2006	2005
REVENUES			
Share in petroleum operations (Notes 2 and 6)	₱168,952,006	₱147,043,008	₱78,738,794
Equity in net earnings of associates (Note 8)	8,280,014	5,796,937	38,282,287
Miscellaneous	764,866	2,101,638	3,131,318
	177,996,886	154,941,583	120,152,399
GAIN ON SALE OF PROPERTY AND EQUIPMENT (Note 7)	18,862,704	–	–
INTEREST INCOME	3,320,565	5,748,273	9,591,242
GAIN ON SALE OF AFS INVESTMENTS (Note 9)	984,752	–	–
FOREIGN EXCHANGE GAINS - net	452,092	3,607,623	3,795,918
COSTS AND EXPENSES			
Share in costs and operating expenses (Notes 6 and 17)	(122,209,853)	(89,710,943)	(53,848,004)
General and administrative expenses (Note 18)	(32,887,471)	(29,875,565)	(23,053,826)
Interest and financing charges (Notes 11 and 13)	(16,360,901)	(22,971,000)	(48,571,843)
Provision for impairment losses (Notes 2, 3 and 10)	(658,746)		(4,5[illegible]6,684)
Loss on disposal of shares of stock (Note 8)	–	(19[illegible],860,000)	–
	(172,116,971)	(337,[illegible])	(13[illegible],357)
INCOME (LOSS) BEFORE INCOME TAX	29,500,028	(173,1[illegible])	[illegible]
PROVISION FOR INCOME TAX (Note 20)	1,444,371	2,64[illegible]	[illegible]
NET INCOME (LOSS)	₱28,055,657	(₱175,766,1[illegible])	[illegible]
EARNINGS (LOSS) PER SHARE (Note 15)			
Basic	₱0.0002	(₱0.0011)	₱0.0018
Diluted	₱0.0002	(₱0.0011)	₱0.0018

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Consolidated	Entity	
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	₱29,500,028	(₱173,120,029)	₱3,509,202
Adjustments for:			
Gain on sale of property and equipment	(18,862,704)	–	–
Interest and financing charges	16,360,901	22,971,000	48,571,843
Equity in net earnings of associates (Note 8)	(8,280,014)	(5,796,937)	(38,282,287)
Depletion, depreciation and amortization	3,721,398	2,289,307	4,421,153
Pension benefit expense	3,428,400	1,383,321	1,295,839
Interest income	(3,320,565)	(5,748,273)	(9,591,242)
Gain on sale of AFS investments	(984,752)	–	–
Provision for impairment losses (Notes 3 and 10)	658,746	–	4,556,684
Unrealized foreign exchange gains	(110,159)	(3,441,181)	(698,551)
Loss on disposal of shares of stock (Note 8)	–	194,860,000	–
Operating income before working capital changes	22,111,279	33,397,208	13,782,641
Decrease (increase) in:			
Receivables	(36,355,131)	24,842,984	(5,141,849)
Crude oil inventory	2,725,798	(10,454,474)	3,546,742
Other current assets	1,153,581	31,444	80,941
Decrease in trade and other payables	(2,605,918)	(30,678,336)	(13,858,548)
Net cash generated from (used in) operations	(12,970,391)	17,138,826	(1,590,073)
Interest and financing charges paid	(23,393,088)	(27,642,240)	(25,441,419)
Income taxes paid, including creditable taxes applied	(3,732,499)	(2,042,156)	(224,442)
Pension benefits contributions	(1,000,000)	(1,000,000)	–
Interest received	778,859	5,748,273	67,734
Net cash used in operating activities	(40,317,119)	(7,797,297)	(27,188,200)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of:			
AFS investments	58,744,927	3,343,[illegible]	
Property and equipment	19,000,000		
Investments in associates	–	214,145,742	–
Reductions in (additions to):			
Deferred oil exploration costs	(33,186,683)	(1,919,674)	(11,651,942)
Property and equipment	(470,484)	(10,913,525)	(4,6[illegible]5,509)
AFS investments	(218,888)	–	([illegible]755)
Advances to related companies	–	(9,384,185)	(1,[illegible]7,[illegible]69)
Other noncurrent assets	236,700	(983,215)	[illegible]783,[illegible]17
Cash dividends received	–	–	9,280,555
Net cash from (used in) investing activities	44,105,572	194,288,309	(7,605,303)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Advances from related companies	27,542,503	–	143,218,490
Loan availment (Note 13)	8,000,000	–	–
Collection of subscriptions receivable	346,036	954,808	412
Sale of treasury shares	–	42,336,569	–

(Forward)

	Consolidated	Entity	
	2007	2006	2005
Payments of:			
Advances from related companies	(₱19,675,450)	(₱222,138,140)	₱–
Loans payable	(21,415,114)	(6,833,788)	(29,697,384)
Long-term debt (Note 11)	–	(4,263,450)	(73,322,578)
Net cash from (used in) financing activities	(5,202,025)	(189,944,001)	40,198,940
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,413,572)	(3,452,989)	5,405,437
CASH AT BEGINNING OF YEAR	5,239,364	8,692,353	3,286,916
CASH AT END OF YEAR	₱3,825,792	₱5,239,364	₱8,692,353

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information and Authorization of Issue of Financial Statements

Corporate Information

The Philodrill Corporation (the Parent Company or TPC) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969. The Parent Company and Phoenix Gas and Oil Exploration Company, Inc. (PGO, a wholly-owned subsidiary and incorporated in the Philippines), collectively referred to as the "Group" (see Note 3) are primarily engaged in oil exploration and production. The Parent Company is also an investment holding company with investments in financial services, oil exploration and production and mining.

The Parent Company, which is operating in only one business segment, has two associates engaged in financial services. The Parent Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding associates as of and for the years ended December 31, 2007 and 2006 is presented in Note 8.

The registered business address of the Parent Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

Authorization of Issue of Financial Statements

The accompanying consolidated financial statements were authorized for issue by the Board of Directors (BOD) on April 18, 2008.

2. Status of Operations and Management Plans

Petroleum Operations

The Parent Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Parent Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido and Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Parent Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets.

The Group's participating interests in the different SCs as of December 31, 2007, 2006 and 2005 are as follows:

	Participating Interest (in percentage)		
	2007	2006	2005
SC 6 (Northwest Palawan)			
Block A (Octon)	**44.430**	43.330	43.330
Block B (Bonita)	**21.875**	21.875	21.875
Cadlao Block	**–***	–*	–*
SC 14 (Northwest Palawan)			
Block A (Nido)	**26.106**	26.106	26.106
Block B (Matinloc)	**41.608**	41.608	41.608
Block B-1 (North Matinloc)	**33.110**	17.850	17.850
Block C-1 (Galoc)	**7.018**	6.397	6.397
Block C-2 (West Linapacan)	**28.070**	25.588	25.588
Block D (Retention Block)	**33.751**	33.751	33.751
Tara Block	**22.500**	22.500	22.500
SC 41 (Sulu Sea)	**3.398**	3.398	15.480
SC 53 (Onshore Mindoro)	**22.000**	22.000	30.000**
SWAN Block (Northwest Palawan)	**32.975**	32.975	32.975

* Carried cost interest with revenue interest of 0.803%

** Combined participating interest with Anglo Philippine Holdings Corporation (APHC) and Basic Consolidated, Inc. (BCI)

Assignment of PGO's participating interest to the Parent Company

On May 2, 2007, the Parent Company acquired 100% of shares of stock of PGO from Phoenix Energy Corporation (see Note 3). Subsequently, on August 14, 2007, PGO assigned its participating interest, except participating interest in SC 6 Block B, to the Parent Company by executing a Deed of Assignment and Assumption. The details of the assigned participating interest are as follows:

Area	Participating Interest (in percentage)	Carried Interest (in percentage)
SC 6 Block A (Octon)	1.100	2.500
SC 14:		
Block B-1 (North Matinloc)	15.260	–
Block C-1 (Galoc)	0.6205	–
Block C-2 (West Linapacan)	2.482	–

SC 6 BLOCK A

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon - Galoc development.

In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

In March 2007, the farm-in agreement was signed by all the partners of the consortium and subsequently submitted the same to DOE for approval. Furthermore, during second quarter of 2007, the consortium drafted a new Joint Operating Agreement which will replace the old SC6A JOA and a side agreement or Carried Interest Agreement. In September 2007, DOE approved the farm-in proposal from Vitol.

In a meeting held in Singapore last November 2007 to update the consortium on the ongoing geophysical and geological studies, Vitol focused on two main areas, the Barselisa and the Octon area. In the north, Barselisa is seen as the primary prospect that they felt warranted further additional work. The shallow prospects on the Malajon-Saddle Rock trend were downgraded because of trapping and seal risks.

In the southern Octon area, Vitol identified a series of small culminations in the vicinity of Octon which could add value in case of a development. The prospectivity of the southern closure of the Octon structure was also upgraded by the seismic evaluation. A potential for stratigraphic play pinching out against Gintu High was also identified.

Vitol has asked the Parent Company to retrieve the original processed 3D data from Western Geco in order to facilitate the upgrading of the two areas prior to the end of the evaluation period in March 2008.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended.

In October 2005, Basic Petroleum and Minerals, Inc. (BPMI) expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the DOE. Communications and negotiations between BPMI and the Bonita consortium continued to arrive at a mutually acceptable farm-in terms.

In 2006, negotiations between BPMI, now Forum Energy Philippines Corporation (Forum) and the Bonita consortium continued. As of the end of December 2006, the Bonita consortium had yet to receive indication from Forum whether they will proceed with their farm-in offer. Meanwhile, the Parent Company continued to promote the area for possible farm-in.

During 2nd quarter of 2007, Venturoil, in partnership with the Australia-based Blade Petroleum, extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita block. The Parent Company as operator of the block started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade-Venturoil a 3-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita block, the Blade-Venturoil's studies also cover the Tara, Libro, North Matinloc and Block D-Retention Block, all under SC 14.

Blade-Venturoil subsequently revised their proposal to an option to farm-in. The consortium is currently considering the revised proposal.

SC 6 - CADLAO BLOCK

Blade Petroleum-Venturoil had bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block. Blade and Venturoil have had protracted talks with Oriental Petroleum to move the reactivation of the Cadlao Field forward. The Parent Company owns a 1.65% carried interest in the Cadlao Field.

SC 14

The contract areas covered by SC 14 are situated offshore northwest of Palawan Island and west of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI).

Blocks A and B of SC 14 are currently in production stage. On Block C, however, Galoc Production Company (GPC) continued its preparations for the eventual commissioning and installation of production facilities for the reactivation of Galoc field.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Alcorn Production Phils. Inc. (APPI), and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Inc. (BPMI), Oriental Petroleum & Minerals Corp. (OPMC), Linapacan Oil & Gas Power Corp., Nido Petroleum, Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia & Oil Energy Development Corp., and the Company (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the Effective Date; and (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The significant terms of the Agreement follow:

a. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the SCs and respective Joint Operating Agreements, including but not limited to, the obligation to plug and abandon the useless platforms and other off-shore facilities;

b. The Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to the closing Date on April 30, 2004; and,

c. At any time prior to closing Date, the Buyer, but not the Seller, may, in its sole and absolute discretion, notify the Seller that it does not intend to acquire the Interests, in which case; the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, the Seller will transfer the Interests to the Buyer at the Closing Date pursuant to a mutually acceptable Purchase and Sale Agreement, that will include the following significant terms and conditions, among others:

    i. All Interests will be conveyed on an "as is, where is" basis and the Buyer will assume all rights, responsibilities and obligations in connection with such interests as more fully described in the Agreement;

    ii. The Effective Date of the transfer shall be February 1, 2004, and the Closing Date shall be on April 30, 2004; and,

    iii. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. APPI was the operator of SC 14 until June 30, 2004. As a result of the assignment, the Company together with OPMC and BPMI became the joint operators of SC 6 and 14 designating the Company as the lead operator starting July 1, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members.

Beginning March 2004, the Company, together with other SC14 Consortium members received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Block C of SC 14.

The Parent Company as the lead operator, continued the implementation of a number of projects aimed at increasing production and mitigating operational hazards at the field which included the repair works on the platform deck and pipelines and the upgrading of the fire deluge system at the Matinloc platform. Over at Nido field, a new three-phase pump system was installed in December 2007. A sub-sea inspection of the existing platforms and sub-sea pipelines is scheduled to be carried out in May 2008 and is expected to costs from US$700,000 to US$1 million.

SC 14 C-1 Galoc Block

In September 2004, the Parent Company, together with other SC 14 Consortium members, entered into a farm-in agreement (the Agreement) with a UK-based and an Australian-based company (collectively, the Farmees) to farm-in to the Galoc Field in Block C of SC 14 (the Galoc Block). The Agreement provides for, among others, the designation of the Farmees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the GPC was formed as the special purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new Joint Operating Agreement that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement that will define the distribution to all parties of the revenues from the Galoc field production, was also approved and signed during the year.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

During the first quarter of 2007, block operator Galoc Production Company (GPC) continued with their preparations for the Galoc development drilling program scheduled for the 3rd quarter of 2007. GPC were finalizing contracts for the installation of subsea equipment. Fabrication of the mooring-riser system and process equipment were ongoing during the first quarter of the year.

In preparation for the development drilling, GPC conducted comprehensive review, sampling and tests of existing Galoc and Octon core and rock samples. These studies were aimed at minimizing hazards in drilling and optimizing the overall chances of success in the drilling of the wells.

The drilling rig "Energy Searcher" arrived at the Galoc location on October 4, 2007. GPC immediately drilled the top holes of the Galoc-3 (G3) and Galoc-4 (G4) production wells. As planned, a Pilot Hole from the Galoc - 4 location was also drilled and this confirmed both reservoir properties and presence of hydrocarbons in the southern sector of the Galoc field as anticipated in the approved Plan of Development.

With the completion of the drilling of the G3 sidetrack-1 and G4 wells in early January 2008, the consortium concluded the drilling activities associated with Galoc Phase 1 Development.

GPC entered into a Crude Agency Agreement with Vitol for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including the Parent Company.

SC 14 C-2 West Linapacan Block

In December 2006, Framework backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner PNOC-EC, whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

Recently, Pitkin Petroleum PLC and Pearl Oil Resources jointly submitted a farm-in proposal for West Linapacan for them to earn 70% participating interest in exchange for a one well carry. The Parent Company had been authorized by the consortium to negotiate with the farminees. The Parent Company's counter-offer is a full carry of the West Linapacan consortium up to first oil for 75% participating interest.

The suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Parent Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

In January 2007, Pitkin Petroleum Limited (Pitkin) submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. The Parent Company was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed their intention to farm-in, the Parent Company also received expressions of interest from Singapore-based Pearl Oil and Yilgarn Gold Limited of Australia to evaluate the West Linapacan Block. Eventually, Yilgran and Pearl Oil decided not to pursue their interest while Pitkin submitted a revised farm-in proposal for the partners' consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, the farminee offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill 1 well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of 1 field up to commercial "first oil", again the conduct of which is a the discretion of the farminee.

In a partners meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the partners asked for the reduction of the time frame for the farm-in program from Pitkin's 6 years to 3 years. The partners also asked for a 50% - 50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The partners likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the P & A of the existing wells, thus paving way for protracted negotiations. Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately USD 80 MM would be excluded from the farm-in. In effect Pitkin would only share in effectively USD 12 MM of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".

Early this year, a full set of the final farm-in documents was circulated for execution and signing by the partners. As of time of writing, the documents are still with Oriental Petroleum and Minerals Corporation, the last signatory.

SC 41

In 2003, the SC 41 shallow and deep water areas (Block A and Block B respectively) were unitized. The Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. As a result of the unitization and assignment, the Parent Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

In early 2005, Unocal withdrew from the service contract. The other partners Sandakan Oil, BHP Billiton and TransAsia have likewise withdrawn, leaving a small all-Filipino consortium. The continuing partners negotiated for a reduction in its Year 8 work commitment. Under Basic Consolidated Inc. which was designated as the lead operator, the new consortium implemented a geological and geophysical program in lieu of a well commitment.

In early 2006, the consortium chose Tap Oil over other candidate faminees Mitra Energy and Pearl Resources which are both based in Singapore, and Burgundy, a local firm. Tap Oil offered to carry the farming out parties a full carry in the costs of a full 3D seismic acquisition program and in an option well.

Tap Oil's entry into the SC 41 was formalized on June 23, 2006, the date their farm-in became effective.

Tap Oil requested and was granted approval for an extension of Contract year 9 and Contract Year 10 as a result of delays in the implementation of the 3D seismic commitment. The survey was eventually carried out from May 7 to July 10, 2007using Veritas' M/V voyager, acquiring for the consortium some 750 sq km of prime 3D data and 250 sq km of infill data. Data processing in

Singapore was completed in December 2007. Salamander bankrolled the greater part of the seismic program as its commitment for the farm-in into SC41. Salamander and Tap Oil now hold 35% and 50% interest on the block, respectively, with the remaining interest being shared by the Filipino partners.

Early this year, Tap Oil advised the partners of the possibility of drilling back-to-back wells starting mid-July. The Parent Company is carried only in the drilling of the first well.

SC 53

GSEC 98, Onshore Mindoro Block expired on September 23, 2003. An extension was granted the consortium to formalize farm-in negotiations with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC). Other firms including Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam also expressed interest the Parent Company negotiated its continued participation in the exploration of the block as a carried partner. Only Laxmi continued on with application for a new contract as PNOC-EC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Parent Company and the operator both executed a Participation Agreement (PA) in August 2005 which was formally approved by the DOE in February 2006.

As block Operator, (Laxmi) Self-financed the conduct of geophysical studies which include, among others, geochemical sampling, and satellite imagery data interpretation. The initial results validated a lot of the prospects and leads previously identified in the Mindoro Block. These studies constituted the accomplishments of the consortium for the Sub Phase 1 of the contract.

In June 2007 Laxmi indicated that they are withdrawing from the block and will use the requested two months extension on the decision deadline to proceed to Sub-Phase 2 to farm-out as its way of exiting SC 53.

Laxmi had invited Pitkin Petroleum with whom they executed a farm-in agreement in September 2007. Pitkin offered to pay 100% of the seismic program costs of USD 3 MM in exchange for Pitkin earning 70% interest and the operatorship of the block. The Pitkin farm-in is now awaiting the DOE's approval.

SWAN Block

Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area, the consortium initiated the conversion of the GSEC application into a full service contract application.

However, the DOE granted instead new service contracts that both partially covered the area being applied for. PNOC-EC's SC 57, SC 58 were awarded in September 2005 and January 2006, respectively.

In January 2007, the Parent Company explored the possibility of including the SWAN Consortium in both the new contracts through a letter to PNOC – Exploration Corporation. Under the proposed participation set-up, the Parent Company will get 15% carried interest in each of SCs 57and 58 In exchange, the Parent Company will assign to PNOC-EC 5% participating interest in SC 14 – West Linapacan Block.

PNOC-EC agreed in principle to the proposal and asked and have been granted ample time to conduct due diligence to evaluate the merits of the proposed interest swap. For the rest of 2007, they continued with their review of the offer. To date, however, the company has not received any firm indication of PNOC-EC's response.

SW Palawan

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bid over the area. This application was supposed to replace the expired GSEC 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, the Parent Company no longer sees any technical justification to participate in any exploration activity in the area. In 2005, the Parent Company made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.6 million.

GSEC 75

The Parent Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Parent Company made a provision for probable losses on the deferred exploration costs related to GSEC 75 amounting to ₱37.5 million.

3. **Summary of Significant Accounting and Financial Reporting Policies**

<u>Basis of Preparation</u>
The accompanying financial statements, which have been prepared for submission to the SEC, have been prepared under the historical cost basis except for crude oil inventory which is valued at market and AFS investments which are measured at fair value. The financial statements are presented in Philippine peso (Peso) which is the Parent Company's functional currency.

Statement of Compliance
The financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous year except for the changes in accounting policies resulting from the following:

Adoption of New accounting standard, Amendment to existing accounting standard and Philippine Interpretations based on International Financial Reporting Interpretations Committee (IFRIC) Interpretations, effective to the Group beginning January 1, 2007:

- PFRS 7, *Financial Instruments: Disclosures*, introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces the requirements in Philippine Accounting Standard (PAS) 30, *Disclosure in the Financial Statements of Banks and Similar Financial Institutions*, and PAS 32, *Financial Statements, Disclosure and Presentation*. It is applicable to all entities that report under PFRS.

  The Group adopted the amendment to the transitional provisions of PFRS 7, as approved by the Financial Reporting Standards Council of the Philippines, which gives transitory relief with respect to the presentation of comparative information for the new risk disclosures about the nature and extent of risks arising from financial instruments. Accordingly, the Group did not need to present comparative information for the disclosures required by PFRS 7 paragraphs 31-42, unless the disclosure was previously required under PAS 30 and 32. Adoption of PFRS 7 resulted in additional disclosures, which are included throughout the financial statements. The additional disclosures are found in Notes 21 and 22.

- Amendment to PAS 1, *Presentation of Financial Statements: Capital Disclosures*, requires the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance. The additional disclosures resulting from the adoption of the amendment to PAS 1 are found in Note 23.

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies*, provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax. This interpretation is currently not applicable to the Group as it does not operate in a hyperinflationary environment.

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2, Share-based Payment*, requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives*, establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment*, prohibits the reversal of impairment on goodwill and available-for-sale equity financial assets recognized in interim financial reports even if impairment is no longer present at the annual balance sheet date.

The adoption of Philippine Interpretations IFRIC 8, 9 and 10 did not have an effect to consolidated financial statements.

New Accounting Standard, Amendments to Existing Standards and
Interpretations Effective Subsequent to 2007

The following new PFRS, amendments to existing PAS and Interpretations are effective subsequent to December 31, 2007:

- PFRS 8, *Operating Segments* (effective for annual periods beginning on or after January 1, 2009), requires a management approach to reporting segment information. PFRS 8 will replace PAS 14, *Segment Reporting*, and is required to be adopted only by entities whose debt or equity instruments are publicly traded, or are in the process of filing with the SEC for purposes of issuing any class of instruments in a public market. The Group is currently in the process of assessing the impact of this PFRS.

- Amendment to PAS 1, *Presentation of Financial Statements* (effective for annual periods beginning on or after January 1, 2009), introduces new disclosures to aggregate information in the financial statements on the basis of shared characteristics. It requires the following presentations: (a) all changes in equity arising from transactions with owners are to be presented separately from non-owner changes in equity, (b) income and expenses are to be presented in one statement (a statement of comprehensive income) or two statements (a separate income statement and a statement of comprehensive income) separately from owner changes in equity, (c) components of other comprehensive income to be displayed in the statement of comprehensive income and, (d) total comprehensive income to be presented in the financial statements. The additional disclosures required by the Amendment will be included in the consolidated financial statements upon the effectivity of this Amendment.

- Amendment to PAS 23, *Borrowing Costs* (effective for annual periods beginning on or after January 1, 2009), eliminates the option to immediately recognize borrowing cost as expense if they are directly attributable to the acquisition, construction or production of a qualifying asset. The Group is currently in the process of assessing the impact of this amendment.

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Share Transactions* (effective for annual periods beginning on or after March 1, 2007), requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries,

in their separate financial statements, account for such schemes when the subsidiary's employees receive rights to the equity instruments of the parent. The Group currently does not have any stock option plan and therefore, does not expect this Interpretation to have a significant impact to its consolidated financial statements when adopted.

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements* (effective for annual periods beginning on or after January 1, 2008), covers contractual arrangements arising from private entities providing public services. The Group expects that the adoption of this Interpretation will not have a significant impact on the consolidated financial statements as it does not have service concession arrangements.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes* (effective for annual periods beginning on or after July 1, 2008), requires loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. The Group currently does not have such programs and expects that the adoption of this Interpretation will not have an impact on the consolidated financial statements.

- Philippine Interpretation IFRIC 14, *The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction* (effective for annual periods beginning on or after January 1, 2008), provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under PAS 19, *Employee Benefits*. The Group expects that the adoption of this Interpretation will not have a significant impact on the consolidated financial statements.

<u>Basis of Consolidation</u>
The consolidated financial statements consist of the financial statements as of December 31, 2007 of the Parent Company and its newly acquired, wholly-owned subsidiary, PGO.

Acquisition of PGO
On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date. At acquisition date, PGO has only one asset which is the deferred oil exploration costs related to participating interests held and has a carrying value ₱31.9 million. Since there was no fair value available for this type of asset, the Parent Company assumed that the carrying value is the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired is ₱32.6 million which resulted to a goodwill of ₱0.6 million. The Parent Company immediately impaired this goodwill at the acquisition date.

Subsidiaries are fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the date of acquisition or up to the date of disposal, as appropriate.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Inter-company balances and transactions, including inter-company profits and unrealized profits and losses, are eliminated. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date such control ceases.

Cash
Cash consists of cash on hand and with banks.

Financial Instruments
Financial assets are categorized as financial assets at fair value through profit or loss (FVPL), loans and receivables, held-to-maturity (HTM) investments, and AFS investments, as appropriate. Financial liabilities are categorized as financial liabilities at FVPL and other financial liabilities at amortized cost.

Date of recognition
The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments
Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at FVPL, includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: HTM investments, AFS investments, FVPL financial assets, and loans and receivables. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

Determination of fair values
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day1 Profit
Where the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Financial Assets or Financial Liabilities at FVPL
Financial assets or financial liabilities at FVPL include financial assets or financial liabilities held for trading and those designated upon initial recognition as at FVPL.

Trading instruments
Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Dividends, interests, and gains or losses on financial instruments held for trading are recognized in the consolidated statement of income.

Financial assets or financial liabilities held for trading, comprising financial instruments held for trading other than derivatives, are recorded in the consolidated balance sheet at fair value. Changes in fair value, interest and dividend income or expense are recognized in consolidated statement of income, according to the terms of the contract, or when the right to the payment has been established.

The Group as of December 31, 2007 and the Company as of December 31, 2006 has no financial assets or financial liabilities classified as held for trading.

Financial instruments designated on initial recognition as at FVPL
Financial instruments may be designated at initial recognition as at FVPL if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing the gains or losses on them on a different basis; (ii) the assets are part of a group of financial assets which are managed and their performance evaluated on fair value basis, in accordance with a documented risk management strategy; or (iii) the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or if it is clear, with little or no analysis, that it would not be separately recorded.

The Group as of December 31, 2007 and the Company as of December 31, 2006 has no financial assets or financial liabilities designated as at FVPL.

Embedded derivatives

An embedded derivative is separated from the host financial or non-financial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of income.

The Group as of December 31, 2007 and the Company as of December 31, 2006, has no embedded derivatives.

HTM Investments

HTM investments are quoted non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these HTM investments are subsequently measured at amortized cost using the effective interest rate method, less any impairment in value.

Amortized cost is calculated by taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process. Assets under this category are classified as current assets if maturity is within 12 months otherwise these are classified as non-current assets.

The Group as of December 31, 2007 and the Company as of December 31, 2006 has no HTM investments.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

The Group as of December 31, 2007 and the Company as of December 31, 2006 has loans and receivables consisting of cash in bank, receivables and advances to related companies.

AFS Investments
AFS investments are non-derivative financial assets that are designated as AFS or are not classified in any of the three other categories. The Group designates financial instruments as AFS if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS investments are measured at fair value with unrealized gains or losses being recognized directly in equity as "Unrealized valuation losses on AFS investments".

When the investment is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of income. Interest earned on the investments is reported as interest income using the effective interest rate method. Dividends earned on investments are recognized in the consolidated statement of income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

Note 9 discusses details of the Parent Company's AFS investments as of December 31, 2007 and 2006.

Other Financial Liabilities
Other financial liabilities at amortized cost are initially recorded at fair value, less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

The Group as of December 31, 2007 and the Company as of December 31, 2006 has other financial liabilities consisting of trade and other payables, advances from related companies, dividends payable, long-term debt, and subscriptions payable.

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Derecognition of Financial Assets and Financial Liabilities
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount an the present value of estimated future cash flows discounted at the current market rate of return of a similar financial asset.

Financial assets carried at amortized cost
If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as a difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in the group of financial assets with similar credit risk and characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

AFS investments
For AFS investments, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS investments, this would include a significant or prolonged decline in the fair value of the investments below its cost. Where there is evidence of impairment, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income.

Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded as part of 'interest income' in the consolidated statement of income. If subsequently, the fair value of a

debt instrument increased and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are recognized in the consolidated statement of income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

The assets' useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of income.

Impairment or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Parent Company's associates' and the related proportionate interest on them are as follows:

PentaCapital Investments Corporation (PentaCapital)	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	13.76

The Parent Company has significant influence over the financial and operating policies of Penta Holdings, and thus, deemed as the Parent Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheet and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Group also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed, permanently withdrawn from use or when no future economic benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party, or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Noncurrent, Nonfinancial Assets
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount

since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Foreign Currency-Denominated Transactions and Translations

Items included in financial statements of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group. Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are retranslated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of income.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest income is recognized as it accrues taking into account the effective yield on the asset.

Dividend income

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

Pension Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The post-employment benefit paid to all employees in the Group qualifies as a post-employment defined benefit plan.

Pension liability recognized in the consolidated balance sheet comprises the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit cost method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity which approximate the terms of the related retirement liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10.00% of the value of plan assets or 10.00% of the defined benefit obligation are spread to income over the employees' expected average remaining working lives.

Past service costs are recognized immediately in income, unless the changes to the retirement plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Operating Leases

Leases where the Group retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and carryforward benefits of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, excess MCIT over RCIT and NOLCO can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Group is considered one operating segment, which is the petroleum operation.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

4. Significant Judgments, Accounting Estimates and Assumptions

The Group's financial statements prepared in accordance with PFRS require management to make judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. The judgments, estimates and assumptions used in the consolidated financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the Group's financial statements. Actual results could differ from such estimates.

Judgments

Determination of functional currency

The Parent Company, based on the economic substance of the underlying circumstances, has determined its functional currency to be the Peso. The Peso is the currency of the primary economic environment in which the Parent Company operates.

Classification of financial instruments

The Group exercises judgment in determining the category of financial instruments in accordance with PAS 39. The Group classifies a financial instrument, or its components, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the Group's consolidated balance sheet.

The Group determines the category at initial recognition and re-evaluates this classification, where allowed and appropriate, at every reporting date.

Classification of leases

The Parent Company has entered into commercial property leases on its investment property portfolio. The Parent Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimation Uncertainties

Impairment of loans and receivables

The Group assesses on a regular basis if there is objective evidence of impairment of loans and receivables. The amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. The Group uses specific impairment on its loans and receivables. The Group did not assess its loans and receivables for collective impairment due to the few counterparties which can be specifically identified. The amount of loss is recognized in the consolidated statement of income with a corresponding reduction in the carrying value of the loans and receivables through an allowance account.

Total carrying value of loans and receivables amounted to ₱64.7 million and ₱113.5 million as of December 31, 2007 and 2006, respectively. Allowance for impairment on these financial assets amounted to ₱12.7 million as of December 31, 2007 and 2006 (see Notes 5 and 16).

Impairment of AFS investments
An impairment issue arises with respect to AFS investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Group evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Group expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Group's investments. Fair value of AFS investments amounted to ₱126.1 million and ₱128.1 million as of December 31, 2007 and 2006, respectively. No impairment losses were recognized in both 2007 and 2006 (see Note 9).

Realizability of deferred income tax assets
The Group reviews deferred tax assets at each balance sheet date and recognize these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Deferred income tax assets have not been recognized since management believes that the carry forward benefit would not be realized prior to its expiration. The amount of unrecognized deferred income tax assets amounted to ₱94.9 million and ₱117.2 million as of December 31, 2007 and 2006, respectively (see Note 20).

Estimation of proven reserves
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2007 and 2006, the net book value of wells, platforms and other facilities amounted to ₱269.4 million and ₱270.1 million, respectively (see Note 7).

Pension and other pension benefits
The cost of defined benefit pension plans and other benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Group's pension and other retirement obligations. The Group recognized pension expense amounting to ₱3.4 million in 2007, ₱1.4 million in 2006 and ₱1.3 million in 2005 and related

pension liability amounted to ₱3.5 million and ₱1.0 million as of December 31, 2007 and 2006, respectively (see Note 19). Unrecognized actuarial gains amounted to ₱9.0 million and ₱13. 6 million as of December 31, 2007 and 2006, respectively.

Estimation of useful lives of property and equipment
The Group estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2007 and 2006, the net book value of property and equipment amounted to ₱278.0 million and ₱281.3 million, respectively (see Note 7).

Impairment of noncurrent nonfinancial assets
The Group assesses whether there are indications of impairment on its noncurrent nonfinancial assets, at least on an annual basis. If there indications of impairment exist, impairment testing is performed. This requires an estimation of the value-in-use of the cash-generating units to which the assets belong. Estimating the value-in-use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. In 2007, the Company recognized impairment loss on the goodwill related to the acquisition of PGO as a subsidiary which amounted to ₱0.6 million. No impairment losses were recognized in 2006.

Valuation of Unquoted Equity Securities Classified as AFS investments
Management believes that while the range of reasonable fair value estimates is significant, the probabilities of the various estimates cannot be reasonably assessed given the unquoted nature of these equity investments. As a result, the Group carries these financial assets at cost less any impairment in value (Note 9). The carrying amount of unquoted equity securities amounted to ₱10.9 million and ₱12.8 million as of December 31, 2007 and 2006, respectively.

5. Receivables

	Consolidated	Entity
	2007	2006
Accounts with contract operator (Note 6)	₱34,527,270	₱23,726,923
Accrued interest (Note 16)	21,393,883	50,676,240
Dividends	2,250,000	2,250,000
Advances to officers and employees	1,604,305	1,849,050
Accounts with partners (see Note 6)	679,193	1,842,599
Others	4,086,374	5,370,650
	64,541,025	85,715,462
Less allowance for doubtful accounts	7,105,839	7,105,839
	₱57,435,816	₱78,609,623

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Parent Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

Accounts with partners represent the Parent Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2 advanced by the Group, net of cash contributions.

Dividends receivable represents the Parent Company's share in the dividends declared by Penta Holdings.

The following is a rollforward of the allowance for doubtful accounts recognized in Parent Company's accrued interest and other receivables:

	2007	2006
Balances at beginning of year	₱7,105,839	₱3,678,279
Provision	–	3,427,560
Balances at end of year	₱7,105,839	₱7,105,839

The Parent Company did not assess its receivables for collective impairment. More details were provided on Notes 21 and 22.

6. Interest in Jointly Controlled Assets

The Parent Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

	2007	2006
Current assets:		
Receivables:		
Accounts with contract operator	₱34,527,270	₱20,299,363
Account with partners	679,193	1,842,599
	35,206,463	22,141,962
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	562,631,804	562,631,804
Less accumulated depletion, depreciation and amortization	(293,279,144)	(292,484,613)
	269,352,660	270,147,191
Deferred oil exploration costs	839,696,430	807,168,493
	1,109,049,090	1,077,315,684
	₱1,144,255,553	₱1,099,457,646

(Forward)

	2007	2006
Current liabilities:		
Trade and other payables:		
Trade	₱10,497,962	₱14,204,857
Others	326,885	1,099,343
	₱10,824,847	₱15,304,200
Revenues:		
Share in petroleum operations	₱168,952,006	₱147,043,008
Foreign exchange gains - net	512,085	945,540
	169,464,091	147,988,548
Share in cost and expenses on petroleum operations:		
Production costs	121,415,322	89,132,887
Depletion	794,531	578,056
	122,209,853	89,710,943
	₱47,254,238	₱58,277,605

7. Property and Equipment

As of December 31, 2007

	Wells, Platforms and Other Facilities					
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Office condominium units and improvements	Transportation equipment	Office furniture, fixtures and equipment	Total
Cost:						
Balances at beginning of year	₱273,687,005	₱288,944,799	₱10,774,461	₱10,277,196	₱10,827,505	₱594,510,966
Additions	–	–	–	–	470,484	470,484
Disposals	–	–	(5,349,460)	–	(20,990)	(5,370,450)
Balances at end of year	273,687,005	288,944,799	5,425,001	10,277,196	11,276,999	589,611,000
Accumulated depletion, depreciation and amortization						
Balances at beginning of year	12,285,641	280,198,972	10,227,541	655,667	9,794,935	313,162,756
Depletion, depreciation and amortization expense for the year	–	794,531	244,231	2,055,439	588,831	3,683,032
Disposals	–	–	(5,212,164)	–	(20,990)	(5,233,154)
Balances at end of year	12,285,641	280,993,503	5,259,608	2,711,106	10,362,776	311,612,634
Net book value	₱261,401,364	₱7,951,296	₱165,393	₱7,566,090	₱914,223	₱277,998,366

As of December 31, 2006

	Wells, Platforms and Other Facilities					
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Office condominium units and improvements	Transportation equipment	Office furniture, fixtures and equipment	Total
Cost:						
Balances at beginning of year	₱297,545,203	₱288,944,799	₱10,774,461	₱6,035,308	₱10,678,176	₱613,977,947
Additions	–	–	–	10,277,196	636,329	10,913,525
Write-off	(23,858,198)	–	–	–	–	(23,858,198)
Disposals	–	–	–	(6,035,308)	(487,000)	(6,522,308)
Balances at end of year	273,687,005	288,944,799	10,774,461	10,277,196	10,827,505	594,510,966
Accumulated depletion, depreciation and amortization						
Balances at beginning of year	₱12,285,641	₱279,620,916	₱9,688,818	₱6,035,308	₱9,926,822	₱317,557,505
Depletion, depreciation and amortization expense for the year	–	578,056	538,723	655,667	355,113	2,127,559
Disposals	–	–		(6,035,308)	(487,000)	(6,522,308)
Balances at end of year	12,285,641	280,198,972	10,227,541	655,667	9,794,935	313,162,756
Net book value	₱261,401,364	₱8,745,827	₱546,920	₱9,621,529	₱1,032,570	₱281,348,210

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the realization of deferred exploration costs which is dependent upon additional discoveries of oil reserves, among others.

8. Investments in Associates

Investments in Associates

The details of investments in associates carried under the equity method follow:

	Consolidated	Entity
	2007	2006
Balance at beginning of year	₱203,337,072	₱929,398,112
Equity in net earnings for the year	8,280,014	5,796,937
Disposal of EPHI shares:		
Cost of disposed shares	–	(285,559,241)
Accumulated equity	–	(151,438,128)
Share in revaluation increment	–	(294,860,608)
Balance at end of year	₱211,617,086	₱203,337,072

Following are the summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2007		2006		
	Penta Capital	Penta Holdings	EPHI	Penta Capital	Penta Holdings
Revenues	₱89,151	₱22,010	₱1,587,373	₱82,487	₱9,208
Income before other income (expenses)	27,229	4,521	474,036	22,989	9,129
Net income	18,940	5,117	638,617	15,295	9,113
Total assets	594,534	519,035	21,295,963	528,517	381,884

(Forward)

	2007		2006		
	Penta Capital	Penta Holdings	EPHI	Penta Capital	Penta Holdings
Investments and advances	₱242,674	₱223,252	₱15,008,676	₱382,300	₱274,225
Property and equipment	19,953	143,970	39,246	39,333	–
Total liabilities	39,603	146,104	6,598,683	50,479	77

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In June and July 2006, investments in EPHI were sold through the local stock exchange at one (₱1.00) peso per share. It resulted to a loss on disposal of shares of ₱195.6 million.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital formation from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2007, the report of independent auditors on PentaCapital's financial statements were qualified due to the following:

a. PentaCapital Group has not obtained an actuarial valuation report from an independent actuary as prescribed by PAS 19, *Employee Benefits*. Due to the absence of an actuarial valuation, the amount of retirement expense and the required comparative disclosures cannot be properly determined.

b. PentaCapital's investment in subsidiaries and associate with Penta Capital Realty Corporation (PCRC) and PCHI amounted to ₱60.3 milion and ₱121.2 million, respectively for which the report of the other auditors expressed an unqualified opinion. The independent auditors of PentaCapital were not able to perform sufficient additional procedures regarding the financial information audited by the other auditors. Furthermore, the independent auditors were not able to satisfy themselves as to the accuracy and correct valuation of the investment in subsidiaries and associate since they have not been tested for any possible impairment losses.

In 2006, the report of independent auditors on PentaCapital's financial statements were qualified due to the following:

a. Determination of the amount of retirement expense and its required disclosures were not ascertained due to the absence of an actuarial valuation;

b. Accrual for accumulated vacation and sick leave credits was not booked which would have resulted to the decrease in net income of ₱0.3 million in 2006;

c. Nonimpairment testing of investment in associates, loans and receivables;

d. Inability of PentaCapital to account for the beginning balances and goodwill of its investment in subsidiaries using the equity method;

e. Inability of PentaCapital to account for the increase in other assets and retained earnings amounting to ₱5.6 million;

f. Adjustment in 2006 for the effects of the adoption of PAS 40, *Investment Property*, by a credit to current operations of ₱7.6 million, net of deferred income tax and depreciation from January 1, 2004; and

g. Accumulated net foreign exchange losses pertaining to prior years were charged to current operations. Net income would have been decreased by ₱0.9 million in 2006.

In 2005 and 2004, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of the assumption of past due receivables from a certain customer of PentaCapital Finance Corporation, a subsidiary, amounting to ₱1.0 million in 2005 and ₱2.5 million in 2004;

b. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱0.6 million and ₱2.2 million, net of possible collection, in 2005 and 2004, respectively;

c. Recognition of management fee when cash is received rather than when earned resulting to overstatement of income recognized by ₱1.6 million in 2005 and ₱2.3 million in 2004;

d. Direct charge to retained earnings of current year expenses amounting to ₱9.4 million in 2005; and

e. Nonimpairment testing of goodwill acquired in a business combination, amounting to ₱10.5 million as of December 31, 2005 and 2004.

The net effect of the above matters would have decreased PentaCapital's net income by ₱21.7 million in 2006, net of tax effect, had PentaCapital followed PFRS. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. The adjustment decreased the Company's net income by ₱8.7 million in 2006 and increased net loss by ₱6.8 million in 2004. In 2007, the independent auditors of PentaCapital did not quantify the effect of qualification of the opinion.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of current and prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consist mainly of interest income from short-term investments.

9. AFS Investments

The details of AFS investments in 2007 and 2006 are as follows:

	Consolidated	Entity
	2007	2006
Investments in quoted shares of stock of:		
United Paragon Mining Corporation (UPMC)	₱54,133,101	₱5,452,970
Atlas Consolidated Mining and Development Corporation	43,726,102	30,295,942
Fil-Estate Land, Inc.	4,719,988	3,319,552
Camp John Hay Golf Club Inc.	4,420,000	5,100,000
South China Resources, Inc.	4,251,039	2,156,948
Vulcan Industrial & Mining Corporation (VIMC)	3,988,200	13,153,694
APHC	13,440	55,858,880
Others - unquoted shares of stock	10,877,814	12,803,893
	₱126,129,684	₱128,141,879

AFS investments in quoted shares of stock are carried at fair value with cumulative changes in fair values presented as a separate account in equity. Meanwhile, AFS investments in unquoted shares of stock are carried at cost because fair value bases (i.e., quoted market prices) are not readily available nor is there an alternative basis of deriving a reasonable valuation as of balance sheet date.

During 2007, the Parent Company, sold various AFS investments at various dates, with a total cost of ₱57.8 million and a gain on sale of ₱0.98 million was recognized in the 2007 consolidated statement of income.

Furthermore, the Parent Company converted its receivables from UPMC into shares of stock of the latter. The Parent Company classified this as AFS investments and valued at fair value at conversion date (see Note 16).

The following table illustrates the movement of the "Unrealized valuation losses on AFS investments" account:

	2007	2006
At beginning of year	₱82,807,262	₱129,737,028
Net unrealized valuation gains (losses) of AFS investments	12,271,433	(46,929,766)
Realization of fair value adjustment through sale	(7,203,231)	–
At end of year	₱87,875,464	₱82,807,262

10. Deferred Oil Exploration Costs

The full recovery of the deferred oil exploration costs incurred in connection with the Group's participation in the acquisition, exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Parent Company no longer sees any technical justification to participate in any exploration activity in SW Palawan block. In view of this, the Parent Company made a provision for probable losses on the exploration activity in the area amounting to ₱4.6 million in 2005.

In 2007, the deferred oil exploration costs account increased by ₱31.9 million due to the participating interests from PGO (see Note 2).

11. Loans Payable

Loans payable pertain to the Parent Company's loan with Rizal Commercial Banking Corporation (RCBC) with a balance amounting to ₱21.4 million as of December 31, 2006. In 2006, the loans with RCBC were redenominated from US Dollars to Philippine pesos which resulted to a gain recognized by the Company amounting to ₱1.0 million. On February 15, 2007, the Parent Company fully settled its loans payable with RCBC.

Interest on the RCBC loan is based on fixed prevailing bank rate at 11% in 2006. Interest expense pertaining to this loan in 2006 amounted to ₱2.1 million.

12. Trade and Other Payables

	Consolidated	Entity
	2007	2006
Trade (Note 6)	₱10,498,983	₱14,204,857
Accrued interest (Notes 13 and 16)	7,881,615	14,913,802
Accounts with partners (Note 6)	326,885	1,099,343
Others	2,650,748	778,334
	₱21,358,231	₱30,996,336

Accounts with partners represent the Parent Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2, advanced for the Parent Company by other partners, net of cash payments.

13. Long-term Debt

	Consolidated	Entity
	2007	2006
PentaCapital (Note 16)	₱45,000,000	₱25,000,000
Metropolitan Bank and Trust Co. (MBTC)	43,724,515	55,724,515
	₱88,724,515	₱80,724,515

MBTC

On November 22, 2006, based on the existing loan, MBTC agreed to amend the terms and conditions of the Parent Company's outstanding obligation. Based on the amended terms of the loan, interest rate shall be reduced from 12.5% to 10% for remaining term of the loan. In addition, the MBTC and the Parent Company agreed that the Parent Company shall pay a monthly principal amortization of ₱1.0 million from November 2006 to November 2007 and make a balloon payment of ₱44.7 million at the end of the term, December 26, 2007.

On December 21, 2007, MBTC approved the further restructuring of the Parent Company's principal loan obligation. The following are the new terms and conditions based on the restructuring agreement:

- Principal amount of ₱43.7 million
- Payable within 1 year
- Interest rate of 10% fixed for the entire term
- Interest is payable monthly in arrears and the principal is ₱1.0 million a month with balloon payment estimated amount of ₱32.7 million at the end of the term.
- Collateralized by two commercial vacant lots
- Payment of ₱1.0 million on December 26, 2007 to partially settle the principal obligation and full updating of interest due.

The two commercial vacant lots as collateral for the restructured loan are owned by an affiliate.

PentaCapital

In December 2004, the Parent Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85.0 million which was subsequently reduced to ₱50.0 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. On January 15, 2006, the Company and PentaCapital renewed the loan for one year to mature on January 15, 2007. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2006, the Company had drawn ₱25.0 million from this facility. Subsequently, on January 15, 2007, the Company and PentaCapital agreed to re-extend the loan for one year maturing on January 10, 2008. As of December 27, 2007, the Company availed an additional ₱20.0 million from the loan facility. The maturity of the loan facility was further extended to June 30, 2008.

14. Equity

As of December 31, 2007 and 2006, the Parent Company has an authorized capital stock of ₱155 billion.

On March 22, 2006, the BOD amended its Articles of Incorporation to declassify its shares of stock and to change the par value of the Parent Company's shares of stock from ₱1.00 per share to ₱0.01 per share which was granted by SEC on November 29, 2006. Prior to the amendment, the Parent Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Parent Company has a total of 9,540 shareholders in 2007 and 10,587 shareholders in 2006.

The details and changes in the Parent Company's issued and subscribed shares follow:

On issued shares

	2007		2006	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common				
Balances at beginning of year	152,763,286,100	₱1,527,632,861	–	₱–
Declassification of shares	–	–	148,207,337,900	1,482,073,379
Issuance of shares	155,443,089	1,554,431	4,555,948,200	45,559,482
Balances at end of year	152,918,729,189	1,529,187,292	152,763,286,100	1,527,632,861
Common Class A				
Balances at beginning of year	–	–	882,934,428	882,934,428
Declassification of shares	–	–	(882,934,428)	(882,934,428)
Balances at end of year	–	–	–	–
Common Class B				
Balances at beginning of year	–	–	599,138,951	599,138,951
Declassification of shares	–	–	(599,138,951)	(599,138,951)
Balances at end of year	–	–	–	–
	152,918,729,189	₱1,529,187,292	152,763,286,100	₱1,527,632,861

On subscribed shares

	2007		2006	
	Number of Shares	Amount	Number of Shares	Amount
Subscribed:				
Common				
Balances at beginning of year	731,115,500	₱7,311,155	–	₱–
Declassification of shares	–	–	5,287,063,700	₱52,870,637
Issuance of shares	(154,800,402)	(1,548,004)	(4,555,948,200)	(45,559,482)
Balances at end of year	576,315,098	5,763,151	731,115,500	7,311,155
Common Class A				
Balances at beginning of year	–	–	35,633,275	35,633,275
Declassification of shares	–	–	(35,633,275)	(35,633,275)
Balances at end of year	–	–	–	–

(Forward)

	2007		2006	
	Number of Shares	Amount	Number of Shares	Amount
Common Class B				
Balances at beginning of year	–	₱–	17,237,362	₱17,237,362
Declassification of shares	–	–	(17,237,362)	(17,237,362)
Balances at end of year	–	–	–	–
	576,315,098	₱5,763,151	731,115,500	₱7,311,155

In May 2006, the Parent Company and VIMC entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 of the Company's shares owned by VIMC back to the Parent Company by way of dacion en pago in settlement of the VIMC's obligation to the Parent Company amounting to ₱40.7 million.

In the same year, the Parent Company sold the shares received from VIMC through a stock broker for about ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as paid in capital from sale of treasury shares part of equity.

15. Earnings (Loss) Per Share

	Consolidated	Entity	
	2007	2006	2005
Net income (loss)	₱28,055,657	(₱175,766,1[illegible])	₱[illegible],744,795
Weighted average number of issued and subscribed shares	153,495,044,287	153,494,4[illegible]600	1,534,944,016
Earnings (loss) per share	₱0.0002	(₱0.0011)	₱0.0018

There are no potential common stock issued during the years ended December 31, 2007, 2006 and 2005 that could have a dilutive effect on the income (loss) per share computation.

16. Related Party Disclosures

The Parent Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱3.0 million in 2007, ₱4.2 million in 2006, and ₱5.1 million in 2005. Interest income related to receivables from shareholders amounted to ₱0.3 million in 2007, ₱1.3 million in 2006, and ₱4.4 million in 2005. Interest expense related to advances from shareholders amounted to ₱0.8 million in 2007, and ₱3.0 million in 2006 and 2005. Interest expense related to loans from associates amounted to ₱3.9 million in 2007, ₱3.5 million in 2006, and ₱6.3 million in 2005. Interest expense related to loans from related parties amounted to ₱11.3 million in 2007, ₱11.4 million in 2006, and ₱28.3 million in 2005.

a. Amounts due from related parties are summarized as follows:

	Relationship	Advances to related companies 2007	Advances to related companies 2006	Accrued interest receivable 2007	Accrued interest receivable 2006
Fil-Energy Corporation	Under common control	₱4,753,762	₱4,753,762	₱16,166,435	₱16,166,435
Ocean Composite Yacht, Inc. (OCYI)	Under common control	4,500,000	4,500,000	2,955,344	2,955,344
VIMC	Shareholder	1,503,135	1,397,559	1,549,169	1,575,077
Pacific Rim Export Holdings, Corp. (Primex)	Under common control	1,114,118	1,114,118	722,935	722,935
UPMC	Under common control	–	27,669,463	–	29,256,449
Others		1,052,662	1,031,278	–	–
		12,923,677	40,466,180	21,393,883	50,676,240
Less allowance for doubtful accounts		5,614,118	5,614,118	3,678,279	3,678,279
		₱7,309,559	₱34,852,062	₱17,715,604	₱46,997,961

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Parent Company fully provided for its total receivables from OCYI and Primex in 2002.

In August 2007, UPMC and the Parent Company entered into a Deed of Assignment of Receivables whereby, the Parent Company agreed to convert all of its receivable from UPMC into shares of stock of the latter. Both parties agreed that the number of common shares equivalent of such receivable is 64,603,898. At the time of conversion the carrying value of receivable from UPMC by Parent Company is ₱60.2 million. The Parent Company classified the shares of stock as an AFS investment.

b. Amounts due to related companies are summarized as follows:

	Relationship	Long-term debt 2007	Long-term debt 2006	Advances from related companies 2007	Advances from related companies 2006
PentaCapital	Associate	₱45,000,000	₱25,000,000	₱–	₱–
Euronote Profits Ltd.	Under common control	–	–	6,530,553	25,740,750
APHC	Under common control	–	–	6,154,022	6,619,275
Alakor Corporation	Shareholder	–	–	43,199	43,199
Shareholders and others		–	–	3,054,250	3,054,250
		₱45,000,000	₱25,000,000	₱15,782,024	₱35,457,474

Loans and advances from related companies bear interest at 12% - 21% per annum.

The compensation of key management personnel are as follows:

	Consolidated 2007	Entity 2006
Short-term employee benefits	₱5,058,171	₱5,109,053
Post-employment benefits	16,708,114	13,360,580
	₱21,766,285	₱18,469,633

17. Share in Costs and Operating Expenses

	Consolidated	Entity	
	2007	2006	2005
Petroleum operations (Note 2)	₱117,595,090	₱85,735,453	₱39,190,852
Personnel	3,820,232	3,397,434	8,952,083
Outside services	–	–	3,316,407
Depletion and depreciation and amortization (Note 7)	794,531	578,056	2,388,662
	₱122,209,853	₱89,710,943	₱53,848,004

18. General and Administrative Expenses

	Consolidated	Entity	
	2007	2006	2005
Personnel	₱11,453,116	₱9,792,786	₱9,325,981
Dues and subscriptions	3,569,011	1,943,983	1,758,587
Outside services	3,435,928	3,458,656	2,824,104
Depletion and depreciation and amortization (Note 7)	2,869,048	1,711,251	2,932,491
Transportation and travel	2,664,362	2,424,009	1,171,731
Utilities	1,560,150	1,819,837	1,598,697
Entertainment, amusement and recreation	1,072,283	931,949	829,091
Taxes and licenses	901,450	823,608	854,629
Supplies	718,252	358,522	1,020,562
Repairs and maintenance	440,630	1,825,623	190,711
Insurance	263,126	212,916	123,305
Advertising	236,678	32,499	43,225
Provision for doubtful accounts	–	3,427,560	–
Others	3,703,437	1,112,366	1,280,712
	₱32,887,471	₱29,875,565	₱23,053,826

19. Pension Plan

The Parent Company has a defined benefit pension plan covering substantially all of its employees, which require contributions to be made to separately administered funds.

The following tables summarize the components of net pension expense recognized in the consolidated statements of income, the funded status and amounts recognized in the consolidated balance sheets for the plan.

Net pension expense

	2007	2006	2005
Current service cost	₱1,690,500	₱651,026	₱571,075
Interest cost	1,969,100	1,615,256	1,809,839
Expected return on plan assets	(947,300)	(882,961)	(1,085,075)
Amortization of actuarial loss	716,100	–	–
Net pension expense	₱3,428,400	₱1,383,321	₱1,295,839
Actual return on plan assets	₱747,300	₱1,495,347	₱1,244,357

Pension liability

	2007	2006
Defined benefit obligation	₱27,749,400	₱28,129,500
Fair value of plan assets	15,279,664	13,532,362
	12,469,736	14,597,138
Unrecognized actuarial gains	(8,998,200)	(13,554,002)
	₱3,471,536	₱1,043,136

Changes in the present value of the defined benefit obligation are as follows:

	2007	2006
Balances at beginning of year	₱28,129,500	₱11,537,548
Actuarial losses (gains) due to:		
Change in assumptions	(5,358,500)	12,124,848
Experience adjustments	1,318,800	2,200,822
Interest cost	1,969,100	1,615,256
Current service cost	1,690,500	651,026
Balances at end of year	₱27,749,400	₱28,129,500

Changes in the fair value of plan assets are as follows:

	2007	2006
Balances at beginning of year	₱13,532,362	₱11,037,015
Actual contributions	1,000,000	1,000,000
Expected return in plan assets	947,300	882,961
Actuarial gains (losses)	(200,000)	612,386
Balances at end of year	₱15,279,662	₱13,532,362

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2007	2006
Fixed income securities	99.0%	98.0%
Deposits in banks	0.3%	–%
Others	0.7%	2.0%
Total	100%	100%

The principal assumptions used in determining pension liability for the Parent Company's plans as of January 1 are shown below:

	2007	2006	2005
Discount rate	9%	14%	14%
Investment yield	5%	8%	8%
Salary increase	10%	10%	10%

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

20. Income Taxes

The details of current provision for income tax are as follows:

	Consolidated	Entity	
	2007	2006	2005
MCIT	₱1,144,234	₱1,302,294	₱750,895
Final taxes	300,137	1,343,791	13,512
	₱1,444,371	₱2,646,085	₱764,407

A reconciliation of provision for (benefit from) income tax computed using the statutory income tax rate to the provision for income tax is as follows:

	Consolidated	Entity	
	2007	2006	2005
Provision for (benefit from) income tax computed at statutory tax rate	₱10,325,010	(₱60,592,010)	₱1,140,491
Additions to (reductions in) income tax resulting from:			
Movements on temporary differences for which no deferred tax assets were recognized	24,749,352	17,849,951	23,453,288

(Forward)

	Consolidated	Entity	
	2007	2006	2005
Equity in net earnings of associates	(₱2,898,005)	(₱2,028,928)	(₱12,441,743)
Interest income subjected to final tax	(10,749)	(74,930)	(21,958)
Dividend income	(2,205)	(6,878)	(341)
Other non-taxable income	(4,699,281)	–	–
Non-deductible interest expense	488,123	39,338	8,491
Loss on disposal of shares of stock	–	68,201,000	–
Expired and applied NOLCO	(26,107,225)	(20,645,588)	(11,062,449)
Expired MCIT	(400,649)	(95,870)	(311,371)
	₱1,444,371	₱2,646,085	₱764,407

Deferred income tax assets on the following items have not been recognized due to uncertainty that these will be recovered through future operations:

	Consolidated	Entity
	2007	2006
Provision for probable losses	₱42,744,077	₱42,085,331
NOLCO	32,758,966	58,866,191
Allowance for doubtful accounts	12,719,957	12,719,957
MCIT	3,197,423	2,453,836
Pension liability	3,471,536	1,043,[illegible]

As of December 31, 2007, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, are as follows:

Year incurred	Expiry date	NOLCO	MCIT
2005	2008	₱32,758,966	₱750,895
2006	2009	–	1,302,294
2007	2010	–	1,144,234
		₱32,758,966	₱3,197,423

The movements in NOLCO and MCIT follow:

NOLCO	2007	2006
Balance at beginning of year	₱58,866,191	₱117,853,585
Application	(24,680,034)	(15,808,073)
Expirations	(1,427,191)	(43,179,321)
Balance at end of year	₱32,758,966	₱58,866,191

MCIT	2007	2006
Balance at beginning of year	₱2,453,838	₱1,247,414
Additions	1,144,234	1,302,294
Expiration	(400,649)	(95,870)
Balance at end of year	₱3,197,423	₱2,453,838

21. Financial Instruments

Fair Values of Financial Instruments

The following table shows the carrying amounts and fair values of the Group's financial assets and financial liabilities:

	Consolidated		Entity	
	2007		2006	
	Fair values	Carrying values	Fair values	Carrying values
FINANCIAL ASSETS:				
Loans and receivables:				
Cash	₱3,825,792	₱3,825,792	₱5,239,364	₱5,239,364
Accounts with contract operators	34,527,270	34,527,270	23,726,923	23,726,923
Accrued interest receivables	17,715,604	17,715,604	43,570,401	43,570,401
Dividends receivable	2,250,000	2,250,000	2,250,000	2,250,000
Advances to officers and employees	1,604,305	1,604,305	1,849,050	1,849,050
Accounts with partners	679,193	679,193	1,842,599	1,842,599
Others	658,814	658,814	5,370,650	5,370,650
Advances to related companies	7,309,559	7,309,559	34,852,062	34,852,062
AFS investments:				
Quoted	115,251,870	115,251,870	115,337,986	115,337,986
Unquoted	10,877,814	10,877,814	12,803,893	12,803,893
OTHER FINANCIAL LIABILITIES:				
Long-term debt, current portion	88,724,515	88,724,515	80,724,515	80,724,515
Trade and other payables:				
Trade	10,497,963	10,497,963	14,204,857	14,204,857
Accrued interest	7,881,615	7,881,615	14,913,802	14,913,802
Accounts with partners	326,885	326,885	1,099,343	1,099,343
Others	2,650,747	2,650,747	778,334	778,334
Advances from related companies	15,782,024	15,782,024	35,457,474	35,457,474
Dividends payable	5,014,873	5,014,873	5,013,853	5,013,853
Subscriptions payable	2,069,232	2,069,232	1,652,742	1,652,742

The carrying amounts of financial assets and liabilities approximate their fair values because of their short-term nature. Quoted AFS investments are carried at fair value based on the quoted values of the securities.

22. Financial Risk Management Objectives and Policies

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise mainly of cash, receivables, advances to/from related companies, AFS investments, trade and other payables, long-term debt, subscriptions payable and dividends payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The BOD is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

Financial Risks

The main risks arising from the Group's financial instruments are credit and concentration risks, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk, equity price risk, and commodity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risks

Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. As of December 31, 2007, all of the SC 14 consortium's annual petroleum products sales are to Pilipinas Shell Petroleum Corporation (PSPC), and 100% of the outstanding trade receivables are from the SC 14 consortium. At present, the SC 14 consortium has a supply agreement with PSPC, assuring PSPC with sale of the SC 14 consortium's petroleum products. This agreement had been renewed every year.

With respect to credit risk arising from the other financial assets of the Group, which comprise of cash and AFS investments, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments, gross of any collaterals and credit enhancements. The table below summarizes the Group's exposure to credit risk for the components of the consolidated balance sheet as of December 31, 2007:

Cash	₱3,825,792
Receivables:	
Accounts with contract operators	34,527,270
Accrued interest	17,715,604
Dividends	2,250,000
Advances to officers and employees	1,604,305
Accounts with partners	679,193
Others	658,814
Advances to related companies	7,30[illegible]59
AFS investments:	
Quoted	115,251,870
Unquoted	10,877,814
Gross maximum credit risk exposure	₱194,700,221

The table below shows the credit quality of the Group's financial assets by class as of December 31, 2007 based on the Group's credit evaluation process:

	Neither past due nor impaired			
	High Grade	*Standard Grade*	*Impaired*	*Total*
Cash	₱3,825,792	₱–	₱–	₱3,825,792
Receivables:				
Accounts with contract operators	34,527,270	–	–	34,527,270
Accrued interest	–	17,715,604	3,678,279	21,393,883
Dividends	2,250,000	–	–	2,250,000
Advances to officers and employees	1,604,305	–	–	1,604,305
Accounts with partners	679,193	–	–	679,193
Others	658,814	–	3,427,560	4,086,374
Advances to related companies	–	7,309,559	5,614,118	12,923,677
AFS investments:				
Quoted	115,251,870	–	–	115,251,870
Unquoted	10,877,814	–		10,877,814
Total	₱169,675,058	₱25,025,163	₱12,719,957	₱207,420,178

High grade credit quality financial assets pertain to financial assets with no significant risk of default based on historical experience and/or counterparty credit standing. Standard grade credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is a common control.

The Group has no past due but not impaired financial assets as of December 31, 2007.

Liquidity risk

Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

All of the Parent Company's financial liabilities including future interest will fall due within one year except for advances from related companies which are currently demandable.

Market risks

Foreign currency risk

Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Parent Company's transactional currency exposures arise from sales in currencies other than its functional currency. All of the Parent Company's share in petroleum operations revenue are denominated in US Dollar. Likewise, the Parent Company is exposed to foreign exchange risk arising from its US Dollar-denominated trade receivables.

The Parent Company's trade receivable which is included in "Accounts with contract operators" is significantly exposed in foreign currency risk. As of December 31, 2007, this amounted to US$0.8 million which is equivalent to ₱32.9 million.

The following table summarizes the impact on the consolidated income before tax of reasonably possible changes in the exchange rates of US Dollar against the Peso:

USD Appreciate/(Depreciate)	Effect on income before income tax
1%	₱328,873
(1%)	(328,873)

There is no other impact on the Group's equity other than those affecting profit and loss.

Equity price risk
Equity price risk is such risk where the fair values of investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS investments.

The effect on equity, as a result of a possible change in the fair value of equity instruments held as AFS investments as at December 31, 2007, that could be brought by changes in equity indices, with all other variables held constant, are as follows:

Change in quoted prices of investments carried at fair value	Effect on equity
Increase by 10%	₱11,525,187
Increase by 5%	5,762,594
Decrease by 10%	(11,525,187)
Decrease by 5%	(5,762,594)

The impact on the Group's equity excludes the impact on transactions affecting profit or loss.

Commodity price risk
The Parent Company's revenues are based on international commodity quotations (i.e., primarily on the average Dubai oil prices) over which the Parent Company has no significant influence or control. This exposes the Parent Company's results of operations to commodity price volatilities that may significantly impact its cash inflows.

The following table below shows the effect on income before income tax of a reasonably possible change in the price of oil:

Change in oil prices	Effect on income before tax
Increase by 10%	₱17,488,896
Decrease by 10%	(17,488,896)

The impact on the Group's equity excludes the impact on transactions affecting profit or loss.

23. Capital Management

The Group maintains a capital base to cover risks inherent in the business. The primary objective of the Group's capital management is to optimize the use and earnings potential of the Group's resources, ensuring that the Group complies with externally imposed capital requirements, if any, and considering changes in economic conditions and the risk characteristics of the Group's activities. No significant changes have been made in the objectives, policies and processes of the Group from the previous years.

The following table summarizes the total capital considered by the Group:

	2007	2006
Capital stock	**₱1,534,132,373**	₱1,533,786,337
Additional paid-in capital	**1,624,012**	1,624,012
Unrealized valuation losses on AFS investments	**(87,875,464)**	(82,807,262)
Deficit	**(49,541,472)**	(77,597,129)
	₱1,398,339,449	₱1,375,005,958

24. Supplemental Information on Statements of Cash Flows

The principal non-cash activities are as follows:

a. Conversion of UPMC's receivables aggregating to ₱60.2 million to AFS investments of which the fair value amounted to ₱48.4 million.

b. Settlement of advances to related parties amounting ₱40.7 million in exchange for the Parent Company's own shares in 2006.

FILE

COVER SHEET

38683

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

12	31	SEC Form 17-A (2007)		
Month	*Day*	**FORM TYPE**	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9540	P88.7 million	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2007

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization
6. ______ (SEC Use Only) — Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of shares of Common Stock Outstanding
153,495,044,287

11. Are any or all of these securities listed on the Philippine

Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P3,435,248,443.00

Documents incorporated by reference:

(1) The Company's 2007 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(a) Description of Business

(1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corporation.; Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

PETROLEUM PROJECTS

1.0 SERVICE CONTRACT NO. 6A (Octon)

PHILODRILL, in its Exploration Operations Review for 2006, reported the completion by Vitol GPC SA of their initial G & G studies including, among others, a full 3D seismic data interpretation of the

Octon structure, advanced core studies, reservoir modeling and simulation and facilities design. Vitol GPC's initial evaluation of the Octon Field development options, which were at that time mostly geared toward a joint Galoc-Octon development, proved to give preferential advantage to Galoc over Octon, and that a stand-alone development scheme for the Octon Field may be the better option.

With renewed optimism buoyed by the favorable computed reserves and additional potential from their modeling of Octon, Vitol GPC submitted a revised farm-in proposal expressing desire to continue to optimize the Octon development options, and at the same time, to re-focus on exploration of other areas outside of the Octon area. The consortium accepted Vitol GPC's proposal; the farm-in agreement was signed and eventually submitted to the Department of Energy (DOE) in March 2007 for approval. While waiting for the DOE's acceptance of the farm-in, Vitol GPC continued with their technical evaluation of the whole SC 6A Block.

On the development options for the Octon Field, Vitol GPC engaged two facilities consultancy groups to review all available development schemes for the field. These companies, Crondal Energy of the UK and Global Process Systems based in Dubai, both recommended a stand-alone option either with a simple buoy mooring system attached to a FPSO (floating production and storage offloading) system, or an unmanned structure with a concrete subs-sea crude oil storage facility for offloading to sea-going vessels. Another option that Vitol GPC is considering is the use of a cheaper integrated production umbilical system that can be connected to a flowline and tied back to the Galoc Field.

Parallel to the Octon Field development approach, Vitol GPC proposed to do a staged work program which will include a preliminary review and synthesis of the extensive SC 6A database, a comprehensive review of the exploration potential of the block, generate a portfolio of exploration targets and drill a well either in the Octon structure or somewhere else in the block. Vitol GPC offered to carry the partners up to the first stage of development if the drilling campaign results are positive.

For the first stage of the new farm-in commitment, Vitol GPC engaged the services and expertise of P.T. Horizon Geoconsulting, a Jakarta-based support company, to generate a database and undertake preliminary evaluation works. The initial results confirmed the presence of a number of prospects and leads that have been identified in earlier works, including the Barselisa Structure which is by far seen as the primary prospect that they felt warranted further additional studies. An

addition, Vitol GPC had identified a series of small culminations in the vicinity of the Octon structure which could add value in case of a development. Also, a potential for a stratigraphic play pinching out against the nearby Gintu High was identified.

Alongside the farm-in negotiations, the Joint Venture prepared, finalized and approved a new Joint Operating Agreement (JOA) which will govern all the contractual affairs of the consortium. The DOE finally approved the farm-in of Vitol GPC on September 25, 2007.

Towards the end of 2007, Vitol GPC formed a team of geoscientists and engineers tasked to evaluate the prospectivity of the Octon area in conjunction with the Galoc Field. This will entail detailed interpretation of a critical sector of the 3D seismic data acquired by GECO-Prakla for the SC 6A and SC 14 consortia in 1997. As of time of writing, the farminee was still waiting for the delivery of the complete, seamless 3D seismic 32-bit data set in order to proceed with the joint field evaluation project.

2.0 SERVICE CONTRACT NO. 6 (Cadlao)

Exploration and production activities on the Cadlao Block remain suspended. Oriental Petroleum & Minerals Corp. (Oriental) which took over the operatorship of the block from PHILODRILL, however, continued to promote the area to potential farminees.

Towards the end of 2007, Blade Petroleum and Venturoil included the Cadlao area among the several petroleum blocks in the NW Palawan shelf that they are considering to farm-in into and have expressed their interest to reactivate the Cadlao Field. The field last produced in 1991.

PHILODRILL is a non-paying party in SC 6 Cadlao Block, holding a 1.65% revenue share in the gross proceeds from Cadlao field production. The company is presently evaluating an offer from Blade/Venturoil to buyout the 4.95% overriding royalty interest on the block that PHILODRILL equally shares with Philex Mining Corporation and Trans-Asia Oil & Energy Development Corporation. In the 2nd half of 2007, they bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block.

3.0 SERVICE CONTRACT NO. 6B (Bonita)

During the second quarter of 2007, Venturoil, in partnership with the Australia-based Blade Petroleum, extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita Block. PHILODRILL as operator of the block started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade/Venturoil a 3-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita Block, the Blade/Venturoil's studies also cover the Tara, Libro, North Matinloc and Block D – Retention Block, all under Service Contract 14.

Blade/Ventuoil subsequently revised their proposal to an option to farm-in. The consortium is currently evaluating the revised proposal.

4.0 SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)

Operations Review

The combined oil production from the Nido and Matinloc Fields totaled 184,248 barrels in 2007, an increase of 1.6% from the fields' combined output of 181,401 barrels in 2006. In terms of their individual performance, the drop in the Nido field output, largely due to the longer time of waiting for an available cargo vessel, was compensated by an increase in the Matinloc production.

2007 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	2007 Total	*2006 Total*
January	0	7,868	**7,868**	*18,427*
February	12,288	8,774	**21,062**	*18,217*
March	12,494	7,565	**20,059**	*15,960*
April	11,980	7,536	**19.516**	*0*
May	1,152	10,764	**11,916**	*5,072*
June	11,843	7,121	**18,964**	[illegible]
July	12,542	6,272	**18,814**	*19,209*
August	0	4,192	**4,192**	*17,874*

September	12,678	5,990	**18,668**	*5,757*
October	12,612	5,290	**17,902**	*19,690*
November	0	4,458	**4,458**	*19,451*
December	12,536	8,293	**20,829**	*18,450*
Total	**100,125**	**84,123**	**184,248**	***181,401***

The consortium completed a total of fifteen (15) shipments from the two fields in 2007, all with Pilipinas Shell Petroleum Corporation (Shell). Both fields are currently being produced under a new one-year crude oil sales agreement with Shell signed last January 29, 2008. The consortium is committed to deliver to Shell a nominated volume of 200,000 barrels of crude, subject to ten percent (+/- 10%) operational tolerance. Earlier, in November 2007, the consortium renewed its contract for carriage with Delsan Shipping for the transport and delivery of the Nido crude to the Shell refinery in Batangas.

PHILODRILL continued to implement projects aimed at sustaining economic levels of production and mitigating operational hazards at the fields. In April 2007, Leistritz of Germany started fabrication of a 3-phase pump system that will be installed at the Nido B wells to boost production. The new pump unit had since been fabricated, shipped and installed at the field in September 2007. An engineer from the fabricating company will commission the pump unit by early 2008.

Over at the Matinloc Field, the new fire deluge system for the Matinloc Platform was completed in the 4th quarter and is operational already, although on manual mode. Fabrication of the control panel, a requisite to fully automate the system, is presently ongoing.

In order to maintain safe and environment-friendly operations, the SC 14 Nido and Matinloc Consortia approved the implementation of a comprehensive program for environment and operations monitoring and facilities maintenance and repair. In late 2007, an independent team was commissioned to study, review and conduct surveys on pollution and marine wildlife in the area. Likewise, facilities inspection and assessment studies that will look at the integrity of the existing subsea and topside production facilities are also programmed for implementation in 2008. The ManCom has programmed the underwater inspection of the Nido and Matinloc facilities during the first semester of 2008 at a cost of USD 600,000. In addition, it has set a budget of USD 300,000 for the plugging and abandonment of the Pandan, Libro and North Matinloc wells sometime 3rd quarter 2008.

5.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

Galoc Development Drilling

During the first quarter of 2007, block operator Galoc Production Company (GPC) continued with their preparations for the Galoc development drilling program. Initially scheduled for the third quarter 2007, the drilling campaign schedule further slipped as the drilling rig availability had been moved back several times due to delays in its prior drilling commitments. As a result, the drilling rig "Energy Searcher" would only become available to GPC by first week of October to drill the programmed two horizontal development wells. While waiting for the rig, all the remaining contracts for facilities and services have been finalized. In addition, GPC entered into a Crude Agency Agreement with Vitol Asia Pte Ltd. (Vitol) for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including PHILODRILL. The Filipino partners subsequently signed up with GPC to have Vitol market their share of the crude production as well.

In March 2007, a drilling consultant for GPC conducted a review and sampling of the Galoc and Octon cores stored at the DOE Energy Data Center as part of the operator's drill mud optimization and formation damages studies. This was followed in May 2007 by a comprehensive review by an expert sedimentologist of all available core and rock materials to verify existing facies descriptions and interpretations vis-à-vis the GPC's latest facies model for the Galoc Clastic Unit reservoir. Both studies were envisaged to greatly contribute to the success of the Galoc development drilling campaign.

The first phase of the Galoc development will involve the drilling of a deviated pilot well in to the southern portion of the reservoir prior to the drilling of 2 horizontal production wells. Drilling will follow a batch program whereby the top holes of the production wells will be drilled prior to the pilot hole and horizontal wells. As planned, the Pilot Hole will be drilled from the Galoc -4 location to confirm potential reserves in the southern sector of the field. Core and fluid samples, wireline logs and subsurface measurements from the pilot hole are expected to provide critical reservoir quality information for optimum field development.

The drilling rig finally arrived at the Galoc location on October 4, 2007. GPC spudded the Galoc -3 "top hole" on October 7, 2007 in water depths of 304.5 meters (999 feet). After drilling the 17 ½-inch section of the well to a depth of 1,048 meters (3,438 feet), the 30-inch and 13 3/8-inch casing were set, the wellhead latched, and the rig moved to the Galoc -4 location. All depths are true vertical depths measured from the drill deck.

GPC spudded the "top hole" of the Galoc -4 on October 14, 2007. The Pilot Hole was drilled at this location. The appraisal activities undertaken in the pilot hole were completed and the well

plugged back to the 13 3/8-inch casing shoe on November 11, 2007. The pilot hole confirmed both reservoir properties and presence of hydrocarbons as anticipated in the approved Galoc Plan of Development. Some of the encouraging results from the pilot hole are the following:

- Oil saturation was higher than expected
- Observed porosity and permeability in the Roo-1 Channel increased
- Penetrated some 70 meters of high sand content formation
- Some 20 meters of the 35 m oil column intersected is a single sand body – the thickest sand development seen in the field thus far
- Recoverable reserves in the Roo-1 Channel are likely to increase.

Following the completion and P & A of the pilot hole, GPC kicked off the 12 ¼-inch hole section of the Galoc -4 well at 1,017 meters measured depth (MD) just below the shoe on November 12, 2007. The well reached its designated total depth of 4,400 meters MD (approx. 2,190 meters TVD) on December 4, 2007. Subsequently, the 5.5 inch pre-drilled liner was set and the well temporarily suspended.

Work on the Galoc -3 production well re-commenced on December 9, 2007 with the installation of the blowout preventer stack on the marine riser. The well stood at a depth of 1,048 meters when it was suspended on October 13, 2007 to pave the way for the drilling of the Galoc -4 "top hole" and the pilot hole as per batch drilling program.

A major operational glitch further added to the delays in the drilling campaign brought about by severe weather disturbances that hit the area. The Galoc -3 well was abandoned on December 17, 2007 after efforts to free the stuck drilling string resulted in the entire bottom hole assembly being left in the hole. The Galoc -3 Sidetrack 1 (Galoc -3 ST1) well was spudded on December 19, 2007 and reached its final total depth of 4,185 m MD on January 5, 2008. It was decided to TD the well since further drilling was hampered by difficulties in drilling through dipping and soft formation. Galoc -3 ST 1 drilled horizontally through 1,300 meters of reservoir section which, while less than the targeted section of 1,600 meters, is sufficient to exceed the requirements set for the well. As with the Galoc -4, the initial results from analysis of LWD data on the Galoc -3 ST1 well indicate better than expected results. Another Galoc Project milestone was achieved on January 7, 2008 with the landing and setting of the 5 ½ -inch pre-drilled liner on the Galoc -3 horizontal section. This event concluded the drilling activities associated with the Galoc Development – Phase 1.

Well Completion, Subsea Installation and FPSO Hook-up

The drill ship "Energy Searcher" remained in the location for the installation of the subsea trees and completion and flow cleaning of the wells. Galoc -3 ST 1 was completed and flow cleaned first. The well successfully flowed oil to the surface at a restricted rate of about 5,200 barrels of oil per day on a 48/64-inch choke during clean up flow operations carried out from February 20 – 21, 2008. The clean up flow confirmed the integrity of the Galoc -3 ST 1 completion and its capability to flow to surface to the FPSO. Samples of the crude produced were collected for marketing purposes.

Immediately after the installation of the tree cap on the first production well, GPC followed with the completion and clean-up flow of the Galoc -4 well. Galoc -4 flowed oil to the drilling rig at a restricted rate of 6,150 barrels per day with a choke setting of 52/64-inch on February 25, 2008. As with the Galoc -3 ST 1, this flow confirmed both well and completion integrity and the ability of the well to flow oil to the FPSO. The clean up flow and core analysis data for both wells indicate a conservative increase from 10MM bbl recoverable reserves to 14 MM bbl recoverable.

Demobilization of the "Energy Searcher" commenced on February 26, 2008 and the rig finally sailed on February 29 for El Nido, Palawan to backload all equipment used in the operations prior to sailing back to Singapore. The drillship came on hire to the project on September 24, 2007. It was finally released from service to the project on March 7, 2008 when it finished offloading at Singapore, for a total of 165 days on-hire with no lost time incident.

GPC commenced the installation of subsea mooring and riser system for the FPSO using the construction vessel "Lewek Champion" which arrived at the Galoc location on March 2, 2008. The work involved installation of over 1,200 tons of equipment on the seabed some 290 meters below the surface. The installation work was concluded on March 29, 2008.

As of time of writing, GPC had started preparations for the hook up and eventual commissioning of the FPSO "Rubicon Intrepid" which is currently located in Batangas Bay where final conversion and pre-commissioning work is being undertaken. Once hooked up, commissioning of the subsea equipment will be undertaken.

RFSU (ready for start-up) and commencement of extended production testing are expected by third week of April 2007. Once the FPSO is on line, final clean-up and full testing will commence, giving First Oil towards the middle of May 2008 based on the latest information. Steady state production should commence after 3 three weeks from RFSU. The first Galoc crude cargo is anticipated in June 2008 or earlier depending on the flow rate.

Forward Program

Having expressed satisfaction with the positive results of the drilling and development work on Galoc Phase 1, the operator, GPC has expressed readiness to proceed with Phase 2 of the project, with the end view of accessing additional reserves (the Roo 3 Channel and the western fronts of the Roo 1 and Roo 2 Channels) and accelerating oil recovery. The overall concept is to drill 2 new production wells and possibly 1 gas production and/or injection well. The operator will submit the work program and budget requirements (initially placed at USD 2.954 MM) for the initial Phase 2 pre-sanction activities that include subsurface, well construction and facilities studies, project management and provisions for contingencies. Ball park estimates for the Phase 2 development is placed at around USD 120 – 140 MM. GPC volunteered to raise the financing for Phase 2 for all the partners at similar terms to their Phase 1 financing. Under the proposed Phase 2 development, PHILODRILL is expected to share between USD 8.4 – 10 MM at current costs, with an initial cash out of between USD 3 – 3.5 MM with the balance being financed, possibly under the GPC-offered financing package. PHILODRILL plans to pay for its equity portion of the project cost out of the expected revenues from Galoc Phase 1.

Galoc Production Economics

Assay results of the collected samples indicate the Galoc crude to be fairly light at 36.1 o API gravity with moderately high sulfur content of 1.9%. This would place the crude similarly with the Arabian light crudes. A check with the market gives an early indicative pricing for "Palawan Light" (the name under which the Galoc crude is being marketed) a price pegged at Dubai +5.20 or at prices just 1 USD below Brent crude.

Philodrill now holds a 7.0175% carried participating interest on the Galoc Block including the newly purchased equity of Phoenix Gas & Oil Exploration Co. Inc.

6.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In January 2007, US-based Pitkin Petroleum Limited submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. PHILODRIILL was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed their intention to farm-in, PHILODRILL also received expressions of interest from Singapore-based Pearl Oil and Yilgam Gold Limited of Australia to evaluate the West Linapacan Block. Eventually, Yilgran and Pearl Oil decided not to pursue their interest while Pitkin submitted a revised farm-in proposal for the partners' consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, the farminee offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill 1 well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of 1 field up to commercial "first oil", again the conduct of which is a the discretion of the farminee.
In a partners meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the partners asked for the reduction of the time frame for the farm-in program from Pitkin's 6 years to 3 years. The partners also asked for a 50% - 50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The partners likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the P & A of the existing wells, thus paving way for protracted negotiations. Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately USD 80 MM would be excluded from the farm-in. In effect Pitkin would only share in effectively USD 12 MM of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".

Early this year, a full set of the final farm-in documents was circulated for execution and signing by the partners. As of time of writing, the documents are still with Oriental Petroleum and Minerals Corporation, the last signatory.

7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

The DOE, in their letter to block operator Tap (Philippines) Pty Ltd dated 23 January 2007, approved the extension of Contract Year 9 by a period of 12 months ending on May 10, 2008. As a consequence of such extension, Contract Year 10 now commences on May 10, 2008 and ends

on May 10, 2009. The DOE likewise approved the deferment of the 25% relinquishment of the original area after the conclusion of the 3D seismic data interpretation, as Tap requested, but no later than the end of 2007.

In February 2007, Tap entered into a farm-out agreement with Salamander Energy Plc. Under the agreement, Salamander earned 35% interest in SC 41 for contributing to the cost of the forward work program including the planned seismic acquisition and processing. Tap retained 50% of its original earned 85% interest, as well as the operatorship of the block.

Tap Oil and Salamander Energy Plc commenced their seismic data acquisition on May 7, 2007 using Veritas' M/V Voyager. The survey was completed on July 10, 2007, acquiring a total of 751 sq km of prime 3D data and 248 sq km of infill 3D data. Seismic data processing in Singapore was completed towards the yearend. Salamander bankrolled the greater part of the costs of the 3D seismic program as its commitment for the farm-in into the SC 41 Block.

In a meeting held on September 15, 2007, Tap informed the partners of the acceleration of the drilling schedule to April 2008. This was brought about by the availability of a suitable rig in the area in that time frame. Earlier in the month, Tap issued the AFE for Well Planning which is essentially for the planning, basic engineering and procurement of long lead items for the drilling campaign.

Tap advised the partners of the plan for the drilling of two wells back to back. They proposed to drill the second Tap on a sole risk basis with Salamander but would allow the Filipino partners to back-in by paying the back-in penalty of 1200% on the carried cost of the second well out of production. They are now finalizing negotiations for a drilling rig to be mobilized in the area by June 1, 2008. They are also finalizing work to rank the top 4 prospects identified in the 3D seismic data acquired last year.

Early this year, Tap submitted the budget requirement for the drilling campaign. This includes a firm budget of USD 41.2 MM representing G & G and the cost of the first well(dry well basis) and a contingent budget of USD 36.98MM for the second well (dry well basis). There would be an additional unbudgeted cost of about USD 12-14 MM per well should a testing program be undertaken. PHILODRILL has a 3.398% participating interest in the block. As PHILODRILL is only carried in the first well, the company has to pay about USD 1.7 MM in the second well.

8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

Block Operator Laxmi Organic Industries (Laxmi) reported that for the most part of the first quarter, they have integrated the results of the recently completed geochemical survey with geological and geophysical data. The initial results of the geochemical sampling, alongside the satellite imagery data reprocessing, validated a lot of the prospects and leads previously identified in the Mindoro Block. Laxmi presented the results of these works to the DOE and had negotiated that these works be accepted as compliance for the Phase 1 work obligations of the consortium for the block under the service contract.

Lundin Petroleum expressed interest in the Onshore Mindoro block and had signed a confidentiality agreement with Laxmi. Representatives of Lundin visited Manila in March 2008 to do due diligence work on the block. They subsequently declined to farm-in in to the block.

In June 2008 during a meeting with partners Basic Consolidated and PHILODRILL, Laxmi indicated that they are withdrawing from the block. The partners requested Laxmi to provide them with their financial, legal and technical records of the block.

In a letter to the DOE dated June 29, 2007, Laxmi requested for a 2-month extension on the decision deadline to proceed to Sub-Phase 2 of the contract. The DOE granted the operator a 60-day extension from July 9, 2007 during which the DOE expected to receive from Laxmi a definitive farm-in agreement with a qualified exploration company. Laxmi's farming-out was part of its plan to exit from SC 53.

Pitkin Petroleum had proposed to assume Laxmi's interests and the operatorship of the block by carrying all the continuing partners (PHILODRILL, Basic Consolidated and Anglo Philippine Holdings) for a seismic program with a minimum commitment of USD 1.5 MM, subject to the DOE's acceptance of the seismic work program. They proposed to pay 100% of the program costs to earn 70% interest on the bloc.

On September 6, 2007, Pitkin/Laxmi and the Filipino partners formally submitted the Pitkin farm-in agreement to the DOE for approval. Early this year, Pitkin expressed interest to double the expenditure for the seismic program to USD 3MM. To date, the farm-in agreement is pending approval with the DOE.

9.0 SWAN BLOCK (Deepwater Northwest Palawan)

In January 2007, lead applicant PHILODRILL explored the possibility of including the SWAN Consortium in Service Contracts 57 and 58 through a letter to PNOC – Exploration Corporation. Under the proposed participation set-up, PHILODRILL will get 15% carried interest in each of SCs

57and 58 to be taken from PNOC-EC's carried interests. In exchange, PHILODRILL will assign to PNOC-EC 5% participating interest in SC 14 – West Linapacan Block. One advantage of the proposed arrangement is that both the SC 57 and SC 58 consortia will gain from the cost recovery pool of about USD 23 MM that the SWAN Block will be contributing, as well as gain access to PHILODRILL's extensive database on the SWAN Block.

PNOC-EC agreed in principle to the mechanism of the agreement but have asked that they be given ample time to conduct due diligence to valuate the 5% West Linapacan equity in order to justify the 15% equity that they will give up in return to the SWAN Block consortium.

For the rest of 2007, PNOC-EC continued to review the PHILODRILL offer. To date, however, the company has not received any firm indication of PNOC-EC's response.

INVESTMENTS IN AFFILIATE

Penta Capital Investment Corporation (PCIC), where the company has a 40% equity interest, posted a consolidated net income of P18.9 million in 2007, 7% higher than the 2006 profit level of P17.7 million. Gross revenues increased to P89.1 million in 2007 from P82.7 million in 2006. Additional information is also contained in Note 8 of the Report of the Independent Auditors.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Business of Issuer

(a) Description of Registrant

Products

Together with other participants, the Company (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor.

The Company's share in the jointly controlled assets of the SCs and GSECs is included under the "Wells, platforms and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets. The Company follows full cost method of accounting for all exploration costs relating to each SC/GSEC. These costs are deferred pending determination of whether the contract area contains oil and gas in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. Reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions. Additional information required by Item 1 (2) (a) is also contained on Note 3 to the Company's 2007 Audited Financial Statements.

The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido and Matinloc. The crude oil revenues from these oilfields contributed about 84% of the total gross revenues. Information as to production volume follows (in barrels):

	2007	2006	2005
Nido	100,125	119,617	120,586
Matinloc	84,123	61,784	87,852
Total	184,248	181,401	208,438

The Company also generates revenues from its equity investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 4% of the total gross revenues.

Investee Companies

The Company is a 40% shareholder of Penta Capital Investment Corporation (PCIC), an investment house. Aside from investment banking and financial advisory services, PCIC also specializes in providing securitization services, short-term bridge financing facilities and assistance in raising working capital funds.

The Company also has investments in Penta Capital Holdings, Inc. (PCHI) engaged in various real estate, financial and securities transactions. The Company has a 13.76% ownership in PCHI.

Additional Information:

a) Distribution Method of the Products or Service
The Company, as the lead operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido and Matinloc oilfields. The oil produced and saved from these areas was sold exclusively under contract to Pilipinas Shell Corporation. The proceeds from the sale of crude oil were distributed by the operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition -

b.1) Petroleum Revenue - the Company sold its share in the crude oil production to Pilipinas Shell in 2007. There was no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the sole buyer of crude oil produced from Nido and Matinloc oilfields in 2007 was Pilipinas Shell.

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee company, Penta Capital Investment Corporation and Penta Capital Holdings, Inc..

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 16 to the Company's 2007 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incur expenses in the oil exploration projects wherein the company is a participant, expense on the evaluation and studies on these projects form part of deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to, adversely affect the businesses and financial conditions of the Company. The Company did not directly incur any expenses for such activities during the last three (3) years. Any costs of compliance with environmental laws will either be charged as ordinary operating expense or capitalized as part of project investment.

j) Employees – As December 31, 2007, the Company has 26 employees. The Company plans to hire three (3) additional personnel within the ensuing twelve (12) months.

Type of employee	Exploration/ Technical	Finance/Administration/ Legal/Stocks
Executive Officers - Administrative	2	3
Managers – Technical/Operations	3	1
Rank and File – Clerical	5	12
Total	10	16

The present employees are not subject to Collective Bargaining Agreement. For the past three (3) years, there had not been any strike threat. All regular officers and employees are entitled to supplemental benefits as provided under the applicable labor laws and existing Company's schedule of benefits (i.e. leaves, medical and other cash aid programs, bonuses, retirement, life/hospitalization insurances and others). The Company will continue to provide for such benefits within the ensuing twelve (12) months.

k) Mining and Oil Companies – In line with its previous primary business purpose, now retained as one of its secondary purposes, the Company remains a participant in certain petroleum exploration projects. The amount of the Company's interests in these contracts and a brief description of the areas and status of works performed therein are provided in Item 1 (a) above under the heading "Petroleum Projects".

Item 2. Properties

The information required by Item 2 is contained in Note 7 to the Company's 2007 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC/GSEC No.	Participating Interest	Deferred Costs

		(in thousands)
SC6A (Octon)	44.43000%	P 466,314
SC41 (Sulu Sea)	3.39800	147,272
GSEC98 (Onshore MIndoro)	22.00000	82,577
Swan Block (NW Palawan) Unified	32.97500	99,332
SC6B (Bonita)	21.87500	18,203
Others		25,998
	Total	P 839,696

Item 3. Legal Proceedings

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against, the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2007and 2006 and the first quarter of the current year 2008, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2008 (new par P0.01)	First Quarter	P0.034	P0.025
2007 (new par P0.01)	First Quarter	P 0.014	P 0.011
	Second Quarter	0.028	0.013
	Third Quarter	0.027	0.016
	Fourth Quarter	0.031	0.026
2006 (old par P1.00)	First Quarter	0.560	0.350
	Second Quarter	1.760	0.510
	Third Quarter	1.400	0.990
	Fourth Quarter	1.040	0.900

(2) Holders

There were 9,540 shareholders of record as of December 31, 2007. Common shares outstanding as of December 31, 2007 totaled 153,495,044,287 shares.

On November 29, 2006, SEC approved the Company's amendment of its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from P1.00/share to P0.01/share. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares maybe issued to either Philippine or foreign nationals. SEC approved the last registration of the capital stock filed on January 27, 1994.

Top 20 stockholders as of December 31, 2007 (new par value – P0.01):

NAME	NO. OF SHARES HELD	% TO TOTAL
1. PCD NOMINNE CORPORATION	89,486,249,175	58.2993
2. VULCAN INDUSTRIAL & MINING CORP.	16,588,287,159	10.8071
3. NATIONAL BOOKSTORE, INC.	12,859,864,695	8.3780
4. ALAKOR CORPORATION	5,115,639,206	3.3327
5. ALAKOR SECURITIES CORPORATION	2,422,303,400	1.5781
6. WEALTH SECURITIES, INC.	958,486,326	0.6244
7. TRAFALGAR HOLDINGS PHILS., INC.	754,082,100	0.4912
8. TERESITA DELA CRUZ	662,172,800	0.4313
9. DOMINGO U. LIM	660,000,000	0.4299
10. ALSONS CONSOLIDATED RESOURCES	566,720,000	0.3692
11. CONRADO S. CHUA	490,565,136	0.3195

12. RCBC TA# 72-230-8	385,482,500	0.2511
13. NICASIO ALCANTARA	363,200,000	0.2366
14. ALBERT AWAD	351,561,991	0.2290
15. RCBC TA# 32-314-4	336,882,100	0.2194
16. ALBERTO MENDOZA &/OR JEANIE MENDOZA	317,910,514	0.2071
17. CHRISTINE CHUA	254,097,005	0.1655
18. PHIL. REMNANTS CO., INC.	188,247,468	0.1226
19. AYALA CORPORATION	188,068,125	0.1225
20. ANITA N. TY	179,929,796	0.1172

(3) Dividends

NO dividends were declared during the last two (2) years 2006 and 2007 and the first quarter of the current year 2008.

The Company's ability to declare and pay dividends is restricted by the availability of funds, balance of the Retained Earnings and the provision of existing loan agreements.

(4) Recent Sales of Unregistered Securities

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

Item 6. Management's Discussion and Analysis or Plan of Operation.

(a) Management's Discussion and Analysis or Plan of Operation

Audited Financial Statements for Years 2005 to 2007

(In thousands of Pesos)	As of 31 Dec 2007	As of 31 Dec 2006	As of 31 Dec 2005

Income Statement			
Petroleum Revenues	168,952	147,043	78,739
Operating Income (Loss)	29,500	21,740	3,509
Net Income (Loss)	28,055	(175,766)	2,745
Assets			
Current Assets	78,380	131,245	77,005
Non-Current Assets	1,456,378	1,421,207	2,116,013
Total Assets	1,534,759	1,552,453	2,293,019
Liabilities			
Current Liabilities	132,948	176,404	496,235
Non-Current Liabilities	3,471	1,043	660
Stockholders' Equity	1,398,339	1,375,006	1,796,124
Earnings (Loss) Per Share	P0.0002 (new par)	(P0.0011) (new par)	P0.0018 (old par)

(1) Plan of Operation

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

Pre-emptive rights offering;
Collecting a portion of Accounts Receivables as of December 31, 2007;
Selling a portion of its existing investments and/or assets ; or
Generating cash from loans and advances.

(B) The Company continues to consider farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any significant purchase or sale of any plant and equipment within the next twelve (12) months.

(D) The Company plans to hire three (3) additional personnel in the next twelve (12) months.

(2) Management's Discussion and Analysis

Financial highlights for the years 2007, 2006 and 2005 are presented below:

(in thousands of pesos)	2007	2006	2005
Petroleum Revenues	168,952	147,043	78,739
Investment Income	8,280	5,797	38,282
Interest Income	3,320	5,748	9,591
Net Income (Loss)	28,056	(175,766)	2,745
Total Assets	1,534,759	1,552,453	2,293,019
Net Worth	1,398,339	1,375,006	1,796,124
Issued & Subscribed Capital	1,534,950	1,534,944	1,534,944

The top five (5) key performance indicators of the Company are as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2006
Current Ratio	0.59: 1	*0.74 : 1*	*0.36 : 1*
Current Assets	78,380,417	131,245,444	177,005,578
Current Liabilities	132,947,856	176,403,928	496,234,778
Debt to Equity Ratio	0.10: 1	*0.13 : 1*	*0.28 : 1*
Total Liabilities	136,419,392	177,447,064	496,894,593
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Equity to Debt Ratio	10.25: 1	*7.75 : 1*	*3.61 : 1*
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Total Liabilities	136,419,392	177,447,064	496,894,593
Book Value per Share	*0.00911 (new par)*	*0.00896 (new par)*	*1.17016 (old par)*
Stockholders Equity	1,398,339,449	1,375,005,958	1,796,124,094
Average shares outstanding	153,495,044,287	153,494,401,600	1,534,944,016
Income (Loss) per Share	0.0002 (new par)	*(0.0011) (new par)*	*0.0018 (old par)*
Net Income (Loss)	28,055,657	(175,766,114)	2,744,7[illegible]
Average shares outstanding	153,495,044,287	153,494,401,600	1,534,94[illegible]

Current Ratio amounted to 0.59: 1 as of December 31, 2007, 0.74:1 as of December 31, 2006; and 0.36:1 as of December 31, 2005. The Company's current liabilities exceeded its current assets by P54.6 million as of December 31, 2007; P45.2 million as of December 31, 2006 and P319.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P115.2 million as of December 31, 2007, P111.9 million as of December 31, 2006 and 243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.46:1 as of December 31, 2007; 1.38:1 as of December 31, 2006 and 0.85:1 as of December 31, 2005.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	December 31, 2007
Current Ratio	*0*
Current Assets	0
Current Liabilities	0
Debt to Equity Ratio	*0*
Total Liabilities	0
Stockholders Equity	5,492,852
Equity to Debt Ratio	*0*
Stockholders Equity	5,492,852
Total Liabilities	0
Book Value per Share	*0.00044*
Stockholders Equity	5,492,852
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 2, 11 and 13 to the Company's 2007 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P2.293 billion as of year-end 2005 to P1.552 billion as of year-end 2006. From the December 31, 2006 balance, total assets further decreased by P17.7 million to its December 31, 2007 balance of P1.535 billion.

- Cash account decreased by P3.4 million from P8.7 million as of December 31, 2005 to P5.2 million as of December 31, 2006. Cash further decreased by P1.4 million from its December 31, 2006 balance to December 31, 2007 balance of P3.8 million. The decrease was due to the payment of certain accounts.

- Receivables decreased by P21.4 million from its year-end 2005 balance of P100.0 million to year-end 2006 balance of P78.6 million due to collection of accounts. The year-end 2006 balance decreased by P21.2 million due to the conversion of its receivable from an affiliate into shares of stock booked as of December 31, 2007.

- Crude oil inventory as of year-end 2005 increased by P10.4 million or 535% due to higher level of inventory as of year-end 2006. As of December 31, 2007, lower level of crude oil inventory was booked, the year-end 2006 balance of P12.4 million decreased to P9.7 million.

- Other current assets decreased by P0.03 million or 19% due to the lower level of office supplies inventory from its December 31, 2005 balance of P0.16 million to December 31, 2006 balance of P0.13 million. It further decreased by 7% as of December 31, 2007.

- Investments in associates decreased by P726.1 million or 78% from the year-end 2005 balance of P929.4 million to year-end 2006 balance of P203.3 million due to the Company's sale of EPHI holdings. While the year-end 2006 balance increased by P8.3 million to year-end 2007 balance of P211.6 million mainly due to the equity share in affiliates' earnings booked in 2007.

- Property and equipment decreased by P15.1 million from the year-end 2005 balance of P296.4 million to year-end 2006 balance of P281.3 million. It further decreased by P3.3 million from its year-end 2006 balance to year-end 2007 balance of P278.0 million. The decreases were due to adjustments and disposal booked during the period.

- Available-for-sale (AFS) investments increased by P43.6 million or 52% from its year-end 2005 balance of P84.5 million to year-end 2006 balance of P128.1 million due to the adjustment on the valuation reserve pertaining to the listed stock investments of the Company. While for year-end 2006 to year-end 2007 balance, a net decrease of P2.0 million was reflected. During the period, the Parent company sold its investment in Anglo Philippine Holdings Corporation and other AFS investments; and converted its receivables from United Paragon & Mining Corporation into shares of stock of the latter.

- Investment property decreased by P0.2 million or 50% from its year-end 2005 balance of P0.325 million to year-end 2006 balance of P0.164 million due to depreciation booked during the period. It further decreased by P.04 million or 23% to its December 31, 2007 balance of P0.125 million.

- Other non-current assets increased by P1.0 million or 1524% from its year-end 2005 balance of P0.064 million to year-end 2006 balance of P1.05 million due to other deferred charges booked during the period. While for year-end 2006 to year-end 2007 balance of P0.8 million, a

decrease of P0.26 million was reflected due to the amortization of other deferred charges during the period.

b) Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006, and it further decreased by P43.4 million which brought the year-end 2007 balance to P132.9 million.

- Loans payable and current portion of long-term debt decreased by a total of P11.1 million, from its year-end 2005 balance of P113.2 million to year-end 2006 balance of P102.1 million mainly due to the amortizations paid during the period. From year-end 2006 balance to year-end 2007 balance of P88.7 million, a net decrease of P13.4 million was reflected also due to payments made during the period.

- Trade and other payables decreased by P87.2 million or 74%, from its year-end 2005 balance of P118.2 million to year-end 2006 balance of P31.0 million due to settlement of some accounts. For year-end 2006 balance to year-end 2007 balance of P19.8 million the decrease of P9.6 million was also due to payments made during the period.

- Advances from related companies decreased by P222.1 million from its year-end 2005 balance of P257.6 million to year-end 2006 balance of P35.4 million. It further decreased by P19.7 million from its year-end 2006 balance to year-end 2007 balance of P15.8 million. The decreases were due to payments made during the period.

- Additional information is also contained in Notes 12 and 16 of the Report of the Independent Auditors for 2007.

- Income tax payable increased by P0.6 million or 112% from its year-end 2005 balance of P0.539 million to year-end 2006 balance of P1.1 million, due to higher level of income subjected to minimum corporate income tax (MCIT). For year-end 2007, income tax payable was decreased by P1.1 million due to the application of the creditable income tax to the MCIT payable.

- From year-end 2005 balance of P0.659 million, Pension liability increased by P0.4 million or 58% due to accrual of additional liability as of year-end of 2006. Due to the additional accrual taken up for the year 2007, pension

liability increased by P2.4 million from its year-end 2006 balance of P1.0 million to year-end 2007 balance of P3.5 million.

c) Stockholders' equity decreased by P421.3 million or 24% from its year-end 2005 balance of P1.796 billion to year-end 2006 balance of P1.375 billion. While for year-end 2006 to year-end 2007, the stockholders' equity increased by P23.3 million.

 - Subscribed capital stock decreased by P45.6 million from its year-end 2005 balance of P52.9 million to year-end 2006 balance of P7.3 million due to issuance of shares on fully paid subscriptions. It further decreased by P1.5 million from year-end 2006 to year-end 2007 balance, also due to issuance of shares that were fully paid during the period.

 - Subscriptions receivable decreased by P0.9 million from its year-end 2005 balance of P2.1 million to year-end 2006 balance of P1.2 million. It further decreased by P0.3 million as of year-end 2007. The decreases were due to collections made during the period.

 - Share in associate's revaluation increment totaling to P294.9 million was debited due to the Company's sale of EPHI holdings in 2006.

 - Retained earnings decreased by P176.0 million from its year-end 2005 balance of P98.2 million to year-end 2006 deficit balance of P77.6 million the decrease was due to the net loss booked for 2006. While for year-end 2006 to year-end 2007, Retained earnings increased by P28.0 million due to the net income booked for 2007.

d) Gross revenues in 2007 totaled P201.3 million as compared to P164.3 million in 2006 and P133.5 million in 2005. The increase in revenues was accounted for mainly by the higher income from petroleum operations primarily by the higher crude prices. The average price per barrel in 2007 was US$64.23 as compared to US$ 55.91 in 2006 and US$ 45.56 in 2005.

 Equity in net earnings of associates amounted to P8.3 million in 2007, P5.8 mill[illegible] in 2006 and P38.3 million in 2005. Interest and other income totaled to [illegible] million in 2007, P11.5 million in 2006 and P16.5 million in 2005. For 2007, [illegible] million gain on sale of noncurrent asset was booked.

e) Total costs and expenses totaled to P172.1 million in 2007, P337.4 million in 2006 and P130.0 million in 2005. For 2006, a P194.9 million loss was booked on disposal of the EPHI investment. Share in production and depletion costs amounted to P122.2 million in 2007, P89.7 million in 2006 and P53.8 million in 2005. The increase was due to higher level of production costs. Interest and financing charges amounted to P16.4 million in 2007, P23.0 million in 2006 and P48.6 million in 2005. The decrease in interest was due to lower level of borrowings. General and administrative expenses totaled to P32.9 million in 2007, P29.9 million in 2006 and P23.0 million in 2005. For 2006, P3.4 million provision for doubtful accounts was booked. Provision for probable loss on deferred oil exploration and development charges amounting to P4.6 million was booked in 2005.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

(2) Interim Periods

No interim financial statements are included in this report.

Item 7. Financial Statements

The 2007 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Information on Independent Accountant and other Related Matters

Information on Independent Accountant. The accounting firm of Sycip, Gorres, Velayo and Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed as the external auditor of the Company in the 2005, 2006 and 2007 annual stockholders' meeting.

External Audit Fees and Services. The fees of the external auditor in the past two (2) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2007	P400,000	-0-	-0-
2006	P400,000	-0-	-0-
2005	P450,000	-0-	-0-

For the past three (3) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for years 2007, 2006 and 2005. The amounts under the caption "Audit and Audit Related Fees" for the years 2007, 2006 and 2005 pertain to these services. The Audit Committee has an existing policy, which prohibits the Company from engaging the independent accountant to provide services that may adversely impact their independence, including those expressly prohibited by SEC regulations.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. There have been NO changes in and disagreements with accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

The Company did NOT engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant expressed reliance on its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

The Audit Committee reviews and recommends to the Board and stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. For year 2008, SGV will be recommended for appointment as external auditors during the stockholders' meeting.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

(a) Directors, Executive Officers Promoters and Control Persons

(1) Identify Directors and Executive Officers

(A) Names and Ages of all Directors and Executive Officers

Name	Age	Citizenship	Position	Period of service From	To
Alfredo C. Ramos	64	Filipino	Chairman of the Board President	1992 1989	Present Present
Nicasio I. Alcantara	64	Filipino	Director Independent Director	1991 2005	2005 Present
Walter W. Brown	68	Filipino	Director	2003	Present
Christopher M. Gotanco	58	Filipino	Director	2005	Present
Honorio A. Poblador III	60	Filipino	Director Independent Director	1992 2002	2001 Present
Presentacion S. Ramos	65	Filipino	Director	1997	Present
Augusto B. Sunico	79	Filipino	Director	1984	Present
Adrian S. Ramos	29	Filipino	Director	Jan 2006	Present
Francisco A. Navarro	64	Filipino	Director Exec. Vice Pres.	Mar 2006 2005	Present Present
Reynaldo E. Nazarea	56	Filipino	Treasurer VP-Admin.	2005 1987	Present Present
Alessandro O. Sales	49	Filipino	VP-Exploration	2005	Present
Adrian S. Arias	45	Filipino	Corporate Secretary	1992	Present

The Company's independent directors are Messrs.Honorio A. Poblador III and Nicasio I. Alcantara.

(B) Positions and offices that each person named above held with the Company

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Dr. Walter W. Brown was elected director in 2003.

Mr. Christopher M. Gotanco was elected director in 2005.

Ms. Presentacion S. Ramos has been a director since 1997.

Atty. Augusto B. Sunico has been a Director since October 1989, He retired as EVP & Treasurer in April 30, 2005.

Mr. Nicasio I. Alcantara has been a director of the Company since 1991 and was elected independent director in 2005. Mr. Alcantara has served as a director and/or officer in the following companies: Conal Corporation; Alsons Insurance Brokers Corporation; Sarangani Agricultural Co., Inc.; Alsons Aquaculture Corporation; Aquasur Resources Corporation; Finfish Hatcheries, Inc.; Buayan Cattle Co., Inc.; Alsons Development & Investment Corporation; Alsons Land Corporation; Lima Land, Inc.; C. Alcantara & Sons, Inc. and Refractories Corp. of the Philipines. Mr. Alcantara has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2005.

Mr. Honorio A. Poblador III has been a director of the Company since 1992 and was elected independent director in 2002. Mr. Poblador has served as a director and/or officer in the following companies: Phil. Overseas Telecommunications Corp.; Alsons Consolidated Resources, Inc.; Elnor Investment Co., Inc. and Philcomsat. Mr. Poblador has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2002.

Mr. Adrian. S. Ramos was elected director on January 18, 2006 to replace Mr. Gerard H. Brimo who resigned as director.

Mr. Francisco A. Navarro was elected director on March 22, 2006 to replace Mr. Maximo G. Licauco III who resigned as director. He is the company's Executive Vice President since May 1, 2005 and has headed the company's exploration division since 1986.

Mr. Reynaldo E. Nazarea became the company's Treasurer on May 1, 2005. He has been the company's Vice President for Finance and Administration since 1987.

Mr. Alessandro O. Sales became the Vice President for Exploration in July 2005.

Atty. Adrian S. Arias has been the company's Corporate Secretary since 1992.

(C) Term of Office as Director and Period of Service

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified, in accordance with the Company's By Laws.

(D) Business experience of directors/officers during the past five (5) years

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

Alakor Corporation	National Book Store, Inc.
Metro Rail Transit Corporation, Ltd.	Metro Rail Transit Corporation
MRT Holdings, Inc.	MRT Development Corporation
Shangri-La Plaza Corporation	

Mr. Nicasio I. Alcantara is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Alcantara serves as a director, he is also affiliated as a director and/or officer of the following companies:

Sarangani Agricultural Co., Inc.	Alsons Aquaculture Corporation
Finfish Hatcheries, Inc.	Aqua Sur Resources Development Corp.
Buayan Cattle Co., Inc.	Alsons Development & Investment, Inc.
Alsons Insurance Brokers Corporation	Alsons Land Corporation
Conal Corporation	Lima Land, Inc.
C. Alcantara & Sons, Inc.	Refractories Corp. of the Phils.

Dr. Walter W. Brown is a Director of the company. For the past five (5) years, he has served as director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Dr. Brown serves as a director, he is also affiliated as a director and/or officer of the following companies:

A. Brown Energy & Resources Development, Inc.	Brown Resources Corporation
Meridian Assurance Corporation	Universal Travel Corporation
PBJ Corporation	Shellac Petrol Corporation
	Philippine Racing Club, Inc.

Mr. Christopher M. Gotanco is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in transportation, property development, mining, oil and gas exploration, and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Gotanco serves as a director, he is also affiliated as a director and/or officer of the following companies:

MRT Holdings, Inc.	MRT Development Corporation
North Triangle Depot Commercial Corporation	Carmen Copper Corporation

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in telecommunications, property development and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Poblador serves as a director, he is also affiliated as a director and/or officer of the following companies:

Phil. Overseas Telecommunications Corporation	F & C Realty Corporation
Aviatica Travel & Management Corp.	Alsons Consolidated Resources, Inc.
Dasmarinas Paper Mills, Inc.	Montemar Resort & Development Corp.
La Tasca Restaurant, Inc.	Elnor Investment Co., Inc.
Worldwide Paper Mills, Inc.	Hapi Land Development, Inc.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

addition to the reporting companies listed in Item 9 (a) (i) (E), where Ms. Ramos serves as a director, she is also affiliated as a director and/or officer of the following companies:

National Book Store, Inc.
Crossings Department Store Corp.
Zenith Holdings Corporation
Metro Rail Transit Corporation, Ltd.
Alakor Corporation
Abacus Book & Card Corporation
Media One Broadcasting Corporation

Mr. Adrian S. Ramos is a Director of the company. He has served as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media, investment holdings, mining, financial services, securities and water infrastructure. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

Alakor Corporation
Zenith Holdings Corporation
Peakpres Corporation
Music One Corporation
Aquatlas, Incorporated

Atty. Augusto B. Sunico is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, stock brokerage, property development, financial services and shopping center, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Atty. Sunico serves as a director, he is also affiliated as a director and/or officer of the following companies:

Sunico Malabanan Law Offices
Valle Verde Country Club, Inc.
Property Locators & Managers, Inc.
First Street Acacia Lane Realty, Inc.
Solar Publishing Corporation
Shangri-La Plaza Corporation
Pro-Tem/Flex Staff, Inc.
Marian Security Agency
Trafalgar Holdings, Inc.

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Navarro serves as a director, he is also affiliated as a director and/or officer of the following companies:

Quad Alpha Condominium Corporation
Alexandra Condominium Corporation

Mr. Reynaldo E. Nazarea is the company's Treasurer and Vice President for Administration. For the past five (5) years, he has served as a director of the following companies involved in financial services:

Penta Capital Investment Corporation   Penta Capital Holdings, Inc.
Penta Capital Finance Corporation

Mr. Alessandro O. Sales is the company's Vice President for Exploration. He has formulated and implemented the company's oil exploration and development programs for the past five (5) years.

Atty. Adrian S. Arias is the company's Corporate Secretary. He has been in active corporate law practice for more than ten (10) years.

(E) Directors with directorship(s) held in reporting companies

Alfredo C. Ramos	Anglo Philippine Holdings Corp. Atlas Consolidated Mining & Devt. Corp Shang Properties, Inc. Philippine Gaming & Management Corp. Philippine Seven Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corp.
Walter W. Brown	A. Brown Company, Inc. International Exchange Bank Philippine Realty and Holdings Corporation Philex Mining Corporation
Augusto B. Sunico	Alakor Securities Corporation Anglo Philippine Holdings Corporation Shang Properties, Inc. Manuel L. Quezon University Penta Capital Investment Corporation Penta Capital Finance Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corporation
Presentacion S. Ramos	Alakor Securities Corporation Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation
Christopher M. Gotanco	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation

Francisco A. Navarro	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation
Adrian S. Ramos	Alakor Securities Corporation Anglo Philippine Holdings Corporation United Paragon Mining Corporation
Nicasio I. Alcantara	Petron Corporation
Honorio A. Poblador III	Philippine Comm. Satellite Corporation

(2) Significant Employees

Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contribution to the business of the Company.

(3) Family Relationships

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

(4) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer, promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body or a domestic or foreign exchange or electronic marketplace or self-regulatory organization to

have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 10. Executive Compensation

(1) Summary Compensation Table

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos Francisco A. Navarro Reynaldo E. Nazarea Alessandro O. Sales Isabelita L. Matela	Chairman/President Exec. Vice President Treasurer & VP-Admin VP-Exploration Finance Manager				
		2006	5,109,053	-0-	-0-
		2007	5,058,171	-0-	-0-
		2008 (est)	5,665,152	-0-	-0-
All Officers and directors as a group unnamed					
		2006	6,896,459	-0-	-0-
		2007	6,910,708	-0-	-0-
		2008 (est)	7,847,993	-0-	-0-

(2) Compensation of Directors

(A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

(B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and the ensuing year.

(3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Alessandro O. Sales, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company car plan. Other than what is provided under applicable labor laws and existing retirement plan, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2007 the Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock, except as set forth in the table below:

Title of Class	Name and address of record/owner & relationship with issuer	Citizenship	Number of shares held (new par) class	Percent of
Common	PCD Nominee Corporation* G/F Makati Stock Exchange 6767 Ayala Avenue Makati City Stockholder	Filipino	89,486,249,175 (of record)	58.30%
Common	Vulcan Industrial & Mining Corporation** 9/F Floor Quad Alpha Centrum 125 Pioneer Street Mandaluyong City Stockholder	Filipino	16,588,287,200 (of record)	10.81
Common	National Bookstore, Inc.** 4/F Quad Alpha Centrum 125 Pioneer Street Mandaluyong City Stockholder	Filipino	12,859,864,695 (of record)	8.38

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. The Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Patrick V. Caoile have been appointed proxies for National Book Store, Inc. and Vulcan Industrial Mining Corp..*

(2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2007:

Title of Class	Name of Beneficial Owner	Amount of Ownership	Citizenship	Percent of Class
Total A&B	Alfredo C. Ramos (D/CEO)	P 107,078	Filipino	<0.010%
Total A&B	Augusto B. Sunico (D)	76,507	Filipino	<0.010
Total A&B	Walter W. Brown (D)	10,000	Filipino	<0.010
Total A&B	Nicasio I. Alcantara (D)	3,632,000	Filipino	0.236
Total A&B	Honorio A. Poblador III (D)	299,900	Filipino	0.019
Total A&B	Presentacion S. Ramos (D)	2,121,000	Filipino	0.125
Total A&B	Christopher M. Gotanco (D)	256,495	Filipino	<0.010
Total A&B	Adrian S. Ramos (D)	296,585	Filipino	<0.010
Total A&B	Francisco A. Navarro (O/D)	207,456	Filipino	<0.010
Total A&B	Reynaldo E. Nazarea (O)	214,250	Filipino	<0.010
Total A&B	Alessandro O. Sales (O)	90,000	Filipino	<0.010
Total A&B	Adrian S. Arias (O)	652	Filipino	<0.010
Total A&B	Isabelita L. Matela (O)	6,486	Filipino	<0.010

As of December 31, 2007, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 731,840,714 shares, or approximately 0.477% of the Company's outstanding capital stock.

(2) Voting Trust Holders of 5% or More

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

(3) Changes in Control

To the extent known to the Company, there are no arrangements, which may result in a change in control of the Company.

Item 12. Certain Relationships and Related Transactions

Related Party Transactions. There had been NO transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as director, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (*i.e. companies with shareholders common with the Company*) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 16 to the Company's 2007 Audited Financial Statements, a copy of which is included in this Annual Report.

There are NO transactions that will involve related parties in 2008.

(a) Business purpose of the arrangement. The business purpose of related party transaction is to address immediate working capital requirements of related parties (in case of advances TO related parties) or of the Company (in case of loans/advances FROM related parties).

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 16 of the Company's 2007 Audited Financial Statements.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are NO disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. NONE, other than the repayment of money lent or advanced.

(f) There were NO transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

PART IV – CORPORATE GOVERNANCE

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

PART V - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)
(b) Reports on SEC Form 17-C – See attached

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April ___, 2008.

By:

ALFREDO C. RAMOS
Principal Executive Officer/
Principal Operating Officer
THE PHILODRILL CORPORATION

FRANCISCO A. NAVARRO
Executive Vice President

REYNALDO E. NAZAREA
Principal Financial Officer/
Comptroller

ADRIAN S. ARIAS
Corporate Secretary

ISABELITA L. MATELA
Principal Accounting Officer

29 APR 2008

SUBSCRIBED AND SWORN to before me this _____ day of April 2008 affiant(s) exhibiting to me his/their Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	12227778	01-02-2008	Manila
FRANCISCO A. NAVARRO	23701622	01-26-2008	Pasig
REYNALDO E. NAZAREA	01544843	04-02-2008	~~Makati~~ Mandaluyong
ADRIAN S. ARIAS	11870622	01-04-2008	Mandaluyong
ISABELITA L. MATELA	23144427	02-27-2008	Paranaque

DOC. NO. 79
PAGE NO. 17
BOOK NO. II
SERIES OF 2008

Notary Public
ATTY. REAN MAYO DE VERA JAVIER
Notarial Commission No. 13[illegible]
Until December 2008
PTR No. [illegible] Pasig City
IBP No. [illegible] RSM
Roll of Attorneys No. 47407
3rd Level Goodloop Tower A, J.M. Escrivas Drive
Ortigas Center, Pasig City

BUREAU OF INTERNAL REVENUE
REGION 7, QUEZON CITY
RDO 41 MANDALUYONG
ASSESSMENT SECTION

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. These financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the consolidated financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer

Reynaldo E. Nazarea
Chief Financial Officer

45

2 8 APR 2008

SUBSCRIBED AND SWORN to before me this _____ day of April 2008 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	12227778	01/02/2008	Manila
REYNALDO E. NAZAREA	01544843	04/02/2008	Mandaluyong City

ATTY. REAN MAYO DE VERA JAVIER
Notarial Commission No. 132
Until December 2008
PTR No. 4389997/1-28-08/ Pasig City
IBP No. 743477/ 1-24-08/ RSM
Roll of Attorneys No. 47407
3rd Level Goldloop Tower A, J.M. Escrivas Drive
Ortigas Center, Pasig City

Doc. No. 62
Page No. 14
Book No. II
Series of 2008.

/myf

THE PHILODRILL CORPORATION
LIST OF ITEMS REPORTED UNDER SEC FORM 17C

Date of Report	Description
January 3, 2007	Certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.
January 23, 2007	Sale of the Company's holdings of Anglo Philippine Holdings Corporation totaling 49,868,000 shares and proceeds of which are intended to pay a portion of the Company's outstanding loans and augment working capital resources.
February 6, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of January 31, 2007.
February 21, 2007	Scheduling of the Company's Annual Stockholders' Meeting on June 20, 2007. The record date for purposes of determining the stockholders of record entitled to notice of and vote at the said meeting is April 13, 2007.
March 05, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of February 28, 2007.
March 12, 2007	Service Contract 6A consortium entered into a Farm-In Agreement with Vitol GPC Investments S.A. for approval of the Department of Energy.
March 15, 2007	Certification on the Company's Petroleum Service contracts with the Department of Energy (DOE).
April 04, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of March 31, 2007.
April 16, 2007	Submission of one (1) pc. CD-ROM List of stockholders as of April 13, 2007.

May 2, 2007	Acquisition of the total issued and outstanding shares of Phoenix Gas & Oil Exploration Company, Inc.
May 4, 2007	The Company's Annual Stockholders Meeting on June 20, 2007 will be held at the Legend Villas, 60 Pioneer St., Mandaluyong City.
May 7, 2007	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of April 30, 2007.
June 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of May 31, 2007
June 20, 2007	Directors and officers of the Company elected during the Annual Stockholders' Meeting and Organizational Meeting.
July 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of June 30, 2007
August 6, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of July 31, 2007
September 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of August 31, 2007
September 24, 2007	Submission of the press release from Galoc Production Company in connection with the drilling preparations for Galoc Development Program.
September 25, 2007	Department of Energy's approval of the farm-in of Vitol GPC Investments S.A. in Service contract 6A.
October 4, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of September 30, 2007.

October 9, 2007	Daily Drilling Bulletin issued by the Department of Energy regarding the drilling of Galoc-3 Well.
October 25, 2007	Amendment of the Company's Articles of Incorporation, Increase in Authorized Capital Stock, Stock Rights Offering, Sale of public auction of all delinquent subscriptions.
October 26, 2007	Special Stockholders' Meeting set on January 16, 2008. The Board of Directors fixed the close of business on November 14, 2007 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Meeting.
November 7, 2007	*Report on the number of the Company's shareholders owning at least one* board lot each and percentage of foreign ownership report as of October 31, 2007.
November 8, 2007	Correction of typographical error in Item C of disclosure dated October 25, 2007.
November 16, 2007	Submission of one (1) pc. CD-ROM List of Stockholders as of November 14, 2007.
November 28, 2007	Cancellation of the auction sale of delinquent subscriptions scheduled on December 3, 2007; and last call for full payment of the entire balance of all unpaid and outstanding subscriptions on or before January 11, 2008.
December 5, 2007	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of November 30, 2007.

END